UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

  For the fiscal year ended: September 28, 2024

  or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

  For the transition period from   to

Commission File Number: 1-36214

HOLOGIC, INC.

(Exact name of registrant as specified in its charter)

Delaware	**04-2902449**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

250 Campus Drive, Marlborough, Massachusetts 01752
(Address of Principal Executive Offices) (Zip Code)

Registrant's Telephone Number, Including Area Code (508) 263-2900

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Stock, $0.01 par value	HOLX	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act (Check one).

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐		Smaller reporting company	☐
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. §7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.)　Yes ☐　No ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant as of March 30, 2024 was $18,056,688,950 based on the price of the last reported sale on NASDAQ Global Select Market on that date.

As of November 21, 2024, 226,941,217 shares of the registrant's Common Stock, $0.01 par value, were outstanding.

_____

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the registrant's annual meeting of stockholders to be filed within 120 days of the end of its fiscal year ended September 28, 2024 are incorporated into Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K where indicated.

HOLOGIC, INC.

ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended September 28, 2024

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this report and documents incorporated by reference herein are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements involve known and unknown risks, uncertainties and other factors which may cause our or our industry's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements regarding:

- the development of new or improved competitive technologies and products;
- the anticipated development of markets we sell our products into and the success of our products in these markets;
- our ability to predict accurately the demand for our products, and products under development and to develop strategies to address markets successfully;
- the anticipated performance and benefits of our products;
- business strategies;
- the effect of consolidation in the healthcare industry;
- the ability to execute acquisitions and the impact and anticipated benefits of completed acquisitions and acquisitions we may complete in the future;
- the coverage and reimbursement decisions of third-party payors;
- the uncertainty of the impact of cost containment efforts and federal healthcare reform legislation on our business and results of operations;
- the guidelines, recommendations, and studies published by various organizations relating to the use of our products;
- our ability to obtain and maintain regulatory approvals and clearances for our products, including the implementation of the European Union Medical Device and In Vitro Diagnostic Regulation requirements, and maintain compliance with complex and evolving regulations and quality standards, as well as the uncertainty of costs required to obtain and maintain compliance with such regulatory and quality matters;
- the possibility that products may contain undetected errors or defects or otherwise not perform as anticipated;
- the impact and costs and expenses of investigative and legal proceedings and compliance risks we may be subject to now or in the future;
- potential negative impacts resulting from climate change or other environmental, social, and governance and sustainability related matters;
- the impact of future tax legislation;
- the ongoing and possible future effects of global challenges, including macroeconomic uncertainties, such as inflation, bank failures, rising interest rates and availability of capital markets, wars, conflicts, other economic disruptions and U.S. and global recession concerns, on our customers and suppliers and on our business, financial condition, results of operations and cash flows and our ability to draw down our revolver;
- the effect of the worldwide political and social uncertainty and divisions, including the impact on trade regulations and tariffs, that may adversely impact the cost and sale of our products in certain countries, or increase the costs we may incur to purchase materials, parts and equipment from our suppliers;
- conducting business internationally;
- potential cybersecurity threats and targeted computer crime;
- the ongoing and possible future effects of supply chain constraints, including the availability of critical raw materials and components, as well as cost inflation in materials, packaging and transportation;
- the possibility of interruptions or delays at our manufacturing facilities, or the failure to secure alternative suppliers if any of our sole source third-party manufacturers fail to supply us;
- the ability to consolidate certain of our manufacturing and other operations on a timely basis and within budget, without disrupting our business and to achieve anticipated cost synergies related to such actions;
- our ability to meet production and delivery schedules for our products;
- the effect of any future public health pandemic or other crises, including the timing, scope and effect of U.S. and international governmental, regulatory, fiscal, monetary and public health responses to such crises;
- the ability to successfully manage ongoing organizational and strategic changes, including our ability to attract, motivate and retain key employees and maintain engagement and efficiency in remote work environments;

- our ability to protect our intellectual property rights;
- anticipated trends relating to our financial condition or results of operations, including the impact of interest rate and foreign currency exchange fluctuations;
- estimated asset and liability values;
- our compliance with covenants contained in our debt agreements; and
- our liquidity, capital resources and the adequacy thereof.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "projects," "predicts," "likely," "future," "strategy," "potential," "seeks," "goal" and similar expressions intended to identify forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this report. Except as otherwise required by law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this report to reflect any change in our expectations or any change in events, conditions or circumstances on which any of our forward-looking statements are based. Factors that could cause or contribute to differences in our future financial results include the cautionary statements set forth herein and in our other filings with the Securities and Exchange Commission, including those set forth under "Risk Factors" set forth in Part I, Item 1A of this Annual Report on Form 10-K (this "Annual Report"). We qualify all of our forward-looking statements by these cautionary statements.

TRADEMARK NOTICE

Hologic is a trademark of Hologic, Inc. Other trademarks, logos, and slogans registered or used by Hologic and its divisions and subsidiaries in the United States and other countries include, but are not limited to, the following: 3Dimensions, 3D Mammography, 3D, 3DQuorum, Acessa, Acessa ProVu, Affirm, Aptima, Aptima Combo 2, ATEC, BCI, BioZorb, Breast Cancer Index, Brevera, CancerTYPE ID, Celero, Hologic Clarity HD, CoolSeal, C-View, DirectRay, Dimensions, Endomag, Eviva, Faxitron, Fluent, Fluoroscan, Focal Therapeutics, Genius 3D, Genius, Genius AI, Hologic, Horizon, InSight, Intelligent 2D, ImageChecker, JustRight, LOCalizer, Magtrace, Magseed, MyoSure, NovaSure, Omni, Panther, Panther Fusion, PreservCyt, Progensa, Quantra, Rapid Ffn, SecurView, Selenia, Sentimag, Sertera, SmartCurve, Smart-Depth, ThinPrep, and Tomcat.

All other brand names or trademarks appearing in this Annual Report are the property of their respective owners. Hologic's use or display of other parties' trademarks, trade dress or products in this Annual Report does not imply that Hologic has a relationship with, or endorsement or sponsorship of, the trademark or trade dress owners.

PART I

Item 1. Business

Overview

We are a developer, manufacturer and supplier of premium diagnostics products, medical imaging systems, and surgical products focused on women's health and well-being through early detection and treatment. We sell and service our products through a combination of direct sales and service personnel and a network of independent distributors and sales representatives. We operate in four segments: Diagnostics, Breast Health, GYN Surgical and Skeletal Health.

Through our Diagnostics segment, we offer a wide range of diagnostic products, which are used primarily to aid in the screening and diagnosis of human diseases. Our primary Diagnostics products include our molecular diagnostic assays, which run on our advanced instrumentation systems (Panther and Panther Fusion), our ThinPrep cytology system, including our Genius Digital Diagnostics System, and the Rapid Fetal Fibronectin Test. Our Aptima family of molecular diagnostic assays is used to detect, among other things, the infectious microorganisms that cause common sexually transmitted diseases, or STDs, such as chlamydia and gonorrhea, or CT/NG; certain high-risk strains of human papillomavirus, or HPV; *Trichomonas vaginalis*, the parasite that causes trichomoniasis; Mycoplasma genitalium; and Herpes Simplex viruses 1 and 2. We also offer viral load tests for the quantitation of Hepatitis B virus, Hepatitis C virus, human immunodeficiency virus, or HIV-1, and human cytomegalo virus, or CMV, for use on our Panther instrument system. In addition, we offer bacterial vaginosis and candida vaginitis assays for the diagnosis of vaginitis, a common and complex ailment affecting millions of women a year. Our assay portfolio also includes diagnostic tests for a range of acute respiratory infections, including SARS-CoV-2, various strains of influenza and parainfluenza, and respiratory syncytial virus, as well as a test for the detection of Group B Streptococcus, or GBS, that are run on the Panther Fusion system, a field upgradeable instrument addition to the base Panther system. In response to the COVID-19 pandemic, we developed and launched the Aptima SARS-CoV-2 assay and the Aptima SARS-CoV-2/Flu assay (each of which runs on our standard Panther system) and the Panther Fusion SARS-CoV-2 assay and the Panther Fusion SARS-CoV-2/Flu A/B/RSV assay (which run on our Panther Fusion system). In May 2022, we obtained CE-marking for two new molecular assays, Panther Fusion EBV Quant assay for quantitation of Epstein-Barr virus, and the Panther Fusion BKV Quant assay for quantitation of the BK virus. These two assays are the first quantitative real-time PCR assays on the Panther Fusion system, and, together with the Aptima CMV Quant assay, expand our menu of transplant monitoring assays. The ThinPrep System is primarily used in cytology applications, such as cervical cancer screening, and the Rapid Fetal Fibronectin Test assists physicians in assessing the risk of pre-term birth. We also generate service revenues from our CLIA-certified laboratory for testing related to breast cancer and all metastatic cancers.

Our Breast Health segment offers a broad portfolio of solutions for breast imaging, biopsy, breast surgery and pathology. These solutions include 3D digital mammography systems, image analysis software utilizing artificial intelligence, reading workstations, minimally invasive breast biopsy guidance systems, breast biopsy site markers, localization, and specimen radiology systems. Our most advanced breast imaging platforms, Selenia 3D Dimensions and 3Dimensions systems, utilize tomosynthesis to produce 3D images that show multiple contiguous slice images of the breast.

Our GYN Surgical products include our MyoSure hysteroscopic tissue removal system, our NovaSure endometrial ablation system, our Fluent fluid management system, our Acessa ProVu laparoscopic radiofrequency ablation system, as well as our CoolSeal vessel sealing portfolio and our JustRight surgical stapler. The MyoSure suite of devices offers four options to provide incision-less removal of fibroids, polyps, and other pathology within the uterus. The NovaSure portfolio is comprised of the NovaSure ADVANCED device and the NovaSure V5 device for the treatment of abnormal uterine bleeding. The Fluent and Fluent Pro fluid management system provides liquid distention during diagnostic and operative hysteroscopic procedures. The Acessa ProVu system is a fully integrated system that uses laparoscopic ultrasound, guidance mapping and radiofrequency ablation to treat nearly all types of fibroids. The CoolSeal portfolio includes the CoolSeal Trinity, CoolSeal Reveal, and CoolSeal Mini advanced bipolar vessel sealing devices. The JustRight 5 mm stapler features a smaller instrument profile and is used for laparoscopic general and pediatric surgery.

Our Skeletal Health segment's products include the Horizon DXA, a dual energy x-ray system, which evaluates bone density and performs body composition assessments, and the Fluoroscan Insight FD mini C-arm, which assists in performing minimally invasive orthopedic surgical procedures on a patient's extremities, such as the hand, wrist, knee, foot, and ankle.

Unless the context otherwise requires, references to "we", "us", "Hologic" or "the Company" refer to Hologic, Inc. and its consolidated subsidiaries.

Available Information

Our internet website address is *www.hologic.com*. Through our website, we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as well as proxy statements, and, from time to time, other documents as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). These SEC reports can be accessed through the investor relations section of our website. The information found on our website is not part of this or any other report we file with or furnish to the SEC.

Investors and others should note that we announce material financial information to our investors using our investor relations website (*investors.hologic.com*), SEC filings, press releases, public conference calls and webcasts. We use these channels as well as social media to communicate with the public about our Company, our services and other issues. It is possible that the information we post on social media could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our Company to review the information we post on the social media channels listed on our investor relations website. We have used, and intend to continue to use, our investor relations website, as well as our X (formerly Twitter) account (@Hologic), as means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Additional corporate governance information, including our certificate of incorporation, bylaws, governance guidelines, board committee charters, and code of business conduct and ethics, is also available on our investor relations website under the heading "Governance." The contents of our websites are not intended to be incorporated by reference into this Annual Report or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only. Although we reference the availability of our U.S. Federal Employment Information Report (EEO-1) on our website, our EEO-1 and any other materials on our website are not incorporated by reference into this Annual Report or any of our other filings under the Securities Act of 1933, as amended, or the Exchange Act. While matters discussed in such EEO-1, other website materials and our X and other social media accounts may be significant, any significance should not be read as necessarily rising to the level of materiality used for the purposes of our compliance with the U.S. federal securities law, even if we use the word "material" or "materiality" in such materials.

The SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding Hologic and other issuers that file electronically with the SEC. The SEC's internet website address is *www.sec.gov*.

Products

We view our operations and manage our current business in four principal reporting segments: Diagnostics, Breast Health, GYN Surgical and Skeletal Health. Financial information concerning these segments is provided in Note 16 to our audited consolidated financial statements contained in Item 15 of this Annual Report. The following describes our principal products in each of our segments.

Diagnostics Product Offerings

<u>Molecular Diagnostic Instrumentation</u>

We have developed and continue to develop instrumentation and software designed specifically for use with certain of our molecular diagnostic assays. We also provide technical support and service to maintain these instrument systems in the field. By placing our proprietary instrumentation in laboratories and hospitals, we can establish a platform for future sales of our assays.

Our instrumentation includes the Panther instrument system, an integrated, fully automated testing instrument capable of serving high-, medium- and low-volume laboratories. Our Panther Fusion system, including the related Fusion assays for flu, respiratory, Group B Strep (GBS), and transplant testing, extends the capabilities of our Panther system by adding the flexibility of polymerase chain reaction, or PCR, functionality to our existing Transcription Mediated Amplification, or TMA, based technology. The Panther Fusion system is available as a modular in-lab upgrade to our base Panther system. In addition, our instrumentation also includes the Tomcat instrument, a fully automated general-purpose instrument designed to improve pre-analytical sample processing by eliminating the inefficient and error-prone activities associated with manually transferring samples from one tube to another.

<u>Molecular Diagnostic Assay Portfolio</u>

We have a broad menu of assays available for sale in our primary markets that can be performed on the base Panther System or on the combined Panther Fusion System as indicated in the table below. Our Aptima family of molecular diagnostic assays integrates a number of proprietary core technologies, including our target capture technology, our TMA technology, and our hybridization protection assay, or HPA, and dual kinetic assay, or DKA, technologies, to produce highly sensitive amplification assays. Each of these technologies is described in greater detail below under the heading "*Proprietary Core*

Technologies". Our Panther Fusion family of molecular diagnostic assays are performed on the Panther Fusion System and utilize PCR technology to amplify target nucleic acid sequences for easier detection.

Unless otherwise noted, the assays shown in the table below have been approved or cleared for sale in the U.S. and are available for sale in countries recognizing the CE-mark. Certain of the assays shown below are also available in certain other markets such as Australia, Canada, China, Japan, New Zealand, South Korea and the United Kingdom.

Aptima-branded assays that are performed on the base Panther System	Panther Fusion-branded assays that are performed on the Panther Fusion System
Aptima HPV assay	Panther Fusion Flu A/B/RSV assay
Aptima HPV 16 18/45 Genotype assay	Panther Fusion Paraflu assay
Aptima HBV Quant assay	Panther Fusion AdV/hMPV/RV assay
Aptima CMV Quant assay	Panther Fusion SARS-CoV-2/Flu A/B/RSV assay
Aptima HIV-1 Quant Dx assay	Panther Fusion GBS assay
Aptima HCV Quant Dx assay	Panther Fusion MRSA assay[2]
Aptima Mycoplasma genitalium assay	Panther Fusion Bordetella assay[2]
Aptima Combo 2 assay (CT/NG)	Panther Fusion EBV Quant assay[2]
Aptima Chlamydia trachomatis assay (CT)	Panther Fusion BKV Quant assay[2]
Aptima Neisseria gonorrhoeae (NG)	Panther Fusion SARS-CoV-2 assay[1,3]
Aptima Trichomonas vaginalis assay	
Aptima HSV 1 and 2 assay	
Aptima CV/TV assay	
Aptima BV assay	
Aptima Zika assay[1]	
Aptima SARS-CoV-2 assay[1]	
Aptima SARS-CoV-2/Flu assay[1]	

[1] This assay is subject to an Emergency Use Authorization (EUA) in the U.S. that may be revoked upon notice by the Food and Drug Administration (FDA).
[2] This assay is available for sale in countries recognizing the CE-mark, and is not currently available for sale in the U.S.
[3] This assay is not currently available for sale in countries recognizing the CE-mark.

Proprietary Core Technologies

Target Capture/Nucleic Acid Extraction Technology. The detection of target organisms that are present in small numbers in a large-volume clinical sample requires that target organisms be concentrated to a detectable level. One way to accomplish this is to isolate the particular nucleic acid of interest by binding it to a solid support. This support, with the target bound to it, can then be separated from the original sample. We refer to such techniques as "target capture." We have developed target capture techniques to immobilize nucleic acids on magnetic beads by using a "capture probe" that binds to the bead and to the target nucleic acid. We use magnetic separation to concentrate the target by drawing the magnetic beads to the sides of a sample tube, while the remainder of the sample is removed from the tube. When used in conjunction with our amplification procedures, target capture techniques concentrate the nucleic acid target(s) and also remove materials in the sample that might otherwise interfere with amplification.

Transcription-Mediated Amplification (TMA) Technology. The goal of amplification technologies is to increase the copy number of a target nucleic acid sequences that may be present in samples in small numbers. These copies can then be detected using nucleic acid probes. Amplification technologies can yield results in only a few hours versus the several days or weeks required for traditional culture methods. TMA is a transcription-based amplification system that uses two different enzymes to drive the process. The first enzyme is a reverse transcriptase that creates a double-stranded DNA copy from an RNA or DNA template. The second enzyme, an RNA polymerase, makes thousands of copies of the complementary RNA sequence, known as the "RNA amplicon," from the double-stranded DNA template. Each RNA amplicon serves as a new target for the reverse transcriptase and the process repeats automatically, resulting in an exponential amplification of the original target that can produce over a billion copies of the RNA amplicon in less than thirty minutes.

Hybridization Protection Assay (HPA) and Dual Kinetic Assay (DKA) Technologies. With our HPA technology, we have simplified testing, further increased test sensitivity and specificity, and increased convenience. In the HPA process, the acridinium ester, or AE, molecule is protected within the double-stranded helix that is formed when the probe binds to its specific target. Prior to activating the AE molecule, known as "lighting off," a chemical is added that destroys the AE molecule on any unhybridized probes, leaving the label on the hybridized probes largely unaffected. When the "lighting off" or detection reagent is added to the specimen, only the label attached to the hybridized probe is left to produce a signal indicating that the target organism's DNA or RNA is present. All of these steps occur in a single tube and without any wash steps, which were required as part of conventional probe tests. Our DKA technology uses two types of AE molecules that can be differentiated from each other — one that "flashes" and another one that "glows." By using DKA technology, we have created nucleic acid test, or NAT, assays that can detect two separate targets simultaneously.

ThinPrep System

The ThinPrep System is the most widely used method for cervical cancer screening in the U.S. The ThinPrep System has multiple configurations, including one or more of the following: the ThinPrep 2000 Processor, ThinPrep 5000 Processor, ThinPrep 5000 Processor with Autoloader, ThinPrep Genesis Processor, ThinPrep Imaging System, ThinPrep Integrated Imager, and related reagents, filters and other supplies, such as the ThinPrep Pap Test and our ThinPrep PreservCyt Solution.

The ThinPrep Process. The ThinPrep process begins with the patient's cervical sample being obtained by the physician using a cervical sampling device that, rather than being smeared on a microscope slide as in a conventional Pap smear, is inserted into a vial filled with our proprietary ThinPrep PreservCyt Solution. This enables most of the patient's cell samples to be preserved before the cells can be damaged by air drying. The ThinPrep specimen vial is then labeled and sent to a laboratory equipped with a ThinPrep Processor for slide preparation. At the laboratory, the ThinPrep specimen vial is inserted into a ThinPrep Processor, a proprietary sample preparation device, which automates the process of preparing cervical slides for staining and microscopic examination. Additionally, an aliquot used for subsequent molecular testing can be produced using the ThinPrep Genesis Processor.

In the case of manual screening, the cytotechnologist screens each Pap test slide with a microscope to first determine the adequacy of the slide and then to examine the entire slide to differentiate diseased or abnormal cells from normal cells. With the ThinPrep Imaging Systems, the screening process has been automated to combine the power of computer imaging technology with human interpretive skills. Prior to human review, the ThinPrep Imaging Systems rapidly scan, locate and highlight areas of interest for review. By directing the cytotechnologist to areas of interest on a slide, these systems may increase a cytology laboratory's screening productivity and diagnostic accuracy.

Additional Applications. In addition to serving as a replacement for the conventional Pap smear, the ThinPrep System can also be used for non-gynecological cytology screening applications including fine-needle aspiration specimens (e.g., breast, thyroid, lung or liver), body fluids (e.g., urine, pleural fluid, ascitic fluid or pericardial fluid), respiratory specimens (e.g., sputum or brushing of respiratory tracts) and ancillary testing (e.g., cell blocks, immunocytochemistry or special stains).

Genius Digital Diagnostics System

The Genius Digital Diagnostics System with the Genius Cervical AI Algorithm is the first CE-marked and FDA-cleared digital cytology platform to combine a new artificial intelligence, or AI, algorithm with advanced volumetric imaging technology to help cytotechnologists and pathologists identify pre-cancerous lesions and cervical cancer cells in women. The Genius Digital Diagnostics System consists of an advanced digital imager featuring volumetric imaging technology, a secure image management server to store images, a deep learning-based AI algorithm that is designed to assist healthcare providers in detecting pre-cancerous lesions and cervical cancer cells, and a high-resolution review station for local or remote case review. The Genius Digital Diagnostics System can rapidly analyze all cells on a ThinPrep Pap test digital image, narrowing tens of thousands of cells down to an AI-generated gallery of images that have been selected as the most diagnostically relevant images, which gives healthcare providers additional critical information to help guide earlier detection and make better treatment decisions for patients. The Genius Digital Diagnostics System was CE-marked for diagnostic use in the EU in November 2020 and received marketing clearance from the FDA for diagnostic use in the U.S. in January 2024.

Rapid Fetal Fibronectin Test

The Rapid Fetal Fibronectin Test is a single-use disposable test used to determine a woman's risk of pre-term birth by detecting the presence of a specific protein, fetal fibronectin, in vaginal secretions during pregnancy. The test utilizes a single-use, disposable cassette and is analyzed on our instrument, the TLi IQ System.

Oncology Product Offerings

Our Biotheranostics business offers two proprietary laboratory developed tests, or LDTs, that support physicians in the treatment of cancer: the Breast Cancer Index test and the CancerTYPE ID test. The Breast Cancer Index, or BCI, test is a PCR-based gene expression test used for determining which patients with early-stage, hormone-receptor positive, or HR+, breast cancer are likely to benefit from extended endocrine therapy. In January 2021, the National Comprehensive Cancer Network revised its clinical practice guidelines to include BCI as the only gene expression assay to predict benefit from extended endocrine therapy for patients with early-stage HR+ breast cancer. In addition, in April 2022 the American Society of Clinical Oncology updated its clinical practice guidelines, which now include BCI as the only genomic test to help guide extended endocrine therapy decisions in early-stage, HR+ breast cancer patients. The CancerTYPE ID test is a PCR-based gene expression test that is designed to identify the source of metastatic cancer in order to improve diagnostic accuracy and inform treatment decisions. Both of these LDTs are offered as a service solely out of Biotheranostics' licensed, CLIA-certified, CAP-accredited laboratory in San Diego, California.

Breast Health Products

Mammography Solutions

Our Dimensions platform includes the Selenia Dimensions and 3Dimensions systems capable of performing full field digital mammography (2D) and digital breast tomosynthesis (3D) exams. When performing a 3D exam, each system acquires a series of low dose x-ray images taken in a scanning motion at various angles. The images are mathematically reconstructed into a series of small contiguous slices, allowing for visualization of the breast tissue through multiple layers. Our clinical results for FDA approval demonstrated that full field digital mammography (2D) with the addition of our 3D Mammography is superior to 2D digital mammography alone for both screening and diagnostics. Hologic Clarity HD technology provides our highest resolution imaging at 70 micron pixel size compared to the standard resolution technology of 100 micron pixel size. Our C-View and Intelligent 2D software products generate 2D images that are mathematically synthesized from the tomosynthesis data. These software products are FDA approved to replace full field digital mammography (2D) images within a 3D exam. Synthesized 2D images eliminate the need for additional 2D exposure, reducing breast compression time and radiation exposure compared to a "combo" exam, which includes a tomosynthesis (3D) exam and a full field digital mammography (2D) exam.

Our 3DQuorum technology is an artificial intelligence, or AI, powered algorithm that expedites mammography exam reading time without compromising image quality, sensitivity or accuracy. The 3DQuorum technology uniquely reconstructs Hologic Clarity HD 3D data to produce 6 mm "SmartSlices." By utilizing 3DQuorum technology the number of 3D images to review is reduced by two-thirds, saving an estimated average of one hour per eight hours of daily image interpretation time. The 3DQuorum technology also reduces the typical Hologic Clarity HD and Intelligent 2D study size by approximately 50%, bringing the storage space and network impact back down to that of standard resolution 3D imaging.

The images captured by digital mammography systems are typically transmitted electronically for review by a radiologist at a reading workstation. To address this process, we offer the SecurView DX workstation approved for interpretation of mammograms as well as images from other diagnostic breast modalities including breast ultrasound and breast MRI. We also offer image analytic products such as the Genius AI Detection solution (Hologic's first artificial intelligence cancer detection algorithm utilizing deep-learning technology for tomosynthesis), ImageChecker CAD-solution (provides markings of suspicious areas of the breast that may be cancerous in 2D exams), and Quantra software (automates breast density measurement for our mammography systems). These technologies provide reviewers with the potential to focus on key patients that might otherwise be overlooked during the review process for additional diagnostic workups, thus potentially increasing cancer detection.

Stereotactic Breast Biopsy Systems

We provide clinicians flexibility by offering two minimally invasive stereotactic breast biopsy guidance systems: the Affirm prone and the Affirm upright breast biopsy guidance systems. The Affirm upright biopsy system is an attachment designed to integrate with our Dimensions systems, transforming it into a versatile tool for both screening and tomosynthesis biopsy. The Affirm prone biopsy system is a dedicated prone stereotactic biopsy system capable of both 2D and tomosynthesis-guided procedures. These systems provide an alternative to open surgical biopsy and can be performed as an outpatient procedure under local anesthesia, allowing shorter recovery times. The Affirm tomosynthesis option provides faster lesion targeting and reduced patient procedure time compared to traditional stereotactic biopsy procedures. The Affirm system is pre-programmed for use with our Brevera, Eviva and ATEC vacuum-assisted breast biopsy devices.

Breast Biopsy and Surgery Products

We offer a wide range of minimally invasive products for breast biopsy and breast surgery. Our breast biopsy portfolio includes three types of tethered vacuum-assisted breast biopsy products: the Brevera, ATEC, and Eviva devices. Each tethered device is powered by a console and utilizes our fluid management system. The ATEC device can be used under all standard imaging guidance modalities (stereotactic x-ray, ultrasound, MRI and molecular breast imaging) whereas our Brevera and Eviva devices are used exclusively under stereotactic x-ray guidance. We also offer non-tethered, spring-loaded, and vacuum-assisted core biopsy devices, such as the Celero and Sertera, which are exclusively used under ultrasound guidance. We also have products for surgical site marking, tissue localization, and sentinel lymph node biopsies, as well as specimen imaging products for radiology, surgery and pathology. Our acquisition of Endomagnetics Ltd (Endomag) complements and diversifies our expanding interventional breast health portfolio by adding wire-free breast surgery localization and lymphatic tracing solutions, including the Magseed marker, the Magtrace lymphatic tracer and the Sentimag platform, to Hologic's breast surgery portfolio, providing breast surgeons and radiologists with an expanded range of options and enhanced user experience.

GYN Surgical Products

MyoSure

The MyoSure system is designed to provide efficient and effective hysteroscopic removal of tissue within the uterus, including fibroids and polyps. Removal of fibroids can provide effective relief from heavy menstrual bleeding commonly attributed to such pathology. Unlike other methods of tissue removal, the excavated tissue samples remain intact, which allows them to be tested for abnormalities. The MyoSure system consists of a tissue removal device, control unit, and hysteroscope. The MyoSure tissue removal device is single-use and features simultaneous tissue cutting and removal. The device incorporates a rapidly rotating and reciprocating cutting blade. During the procedure, the tissue removal device is inserted through the Omni hysteroscope. This tissue removal device is powered by a control unit, which features a simple user interface and is foot pedal activated. We offer multiple handpiece devices that differ in size and are focused on addressing visualized tissue sampling and different pathology types.

NovaSure

The NovaSure endometrial ablation system allows physicians to treat women suffering from abnormal uterine bleeding. The system features Smart-Depth technology that continuously monitors and measures tissue impedance to provide a more customized, reliable and reproducible depth of ablation for every patient. The NovaSure system consists of a disposable device and a controller that delivers radiofrequency energy (heat) to ablate the endometrial lining of the uterus in order to eliminate or reduce the patient's abnormal bleeding. The NovaSure disposable device is a hand-held, single-use device that incorporates a flexible gold-plated mesh electrode used to deliver the radiofrequency energy to the endometrial tissue. The NovaSure ADVANCED and NovaSure V5 devices have a slim diameter designed to improve patient comfort and physician ease-of-use while maintaining the clinical efficacy of the NovaSure system.

Fluent Fluid Management System

Our Fluent fluid management portfolio can be utilized for diagnostic and operative hysteroscopic procedures, including MyoSure tissue removal. Both the Fluent and Fluent Pro systems feature an intuitive touch screen design, innovative FloPak cartridge design, and a single waste bag design that eliminates the need for multiple canisters. Therefore, the Fluent and Fluent Pro systems are designed for simplified setup and operation, and streamlined workflow for the operating room team.

Acessa ProVu System

The Acessa ProVu system is used by laparoscopic surgeons to treat fibroids using controlled radiofrequency energy to cause coagulative necrosis. The treated tissue softens and shrinks over time, allowing fibroid symptoms to resolve without more invasive treatment. The Acessa system includes an ultrasound probe to locate the fibroids, guidance mapping that provides visual cues, and a percutaneous handpiece that deploys radiofrequency energy.

Advanced Energy and Surgical Stapling

The CoolSeal vessel sealing suite and JustRight surgical stapler bolster our laparoscopic surgical offerings with advanced vessel sealing, dividing, dissection, and stapling tools. The CoolSeal Trinity and CoolSeal Reveal devices allow for dissection, vessel sealing and dividing all in one tool. The ability to use a combination device improves surgical efficiency by reducing the need for instrument exchanges. In addition, the CoolSeal Mini 3 mm sealer and the JustRight 5 mm stapler are designed for small surgical spaces such as in pediatric cases, which can help reduce the need for larger, overpowered instruments.

Skeletal Health Products

Horizon DXA Systems

Bone densitometry is the measurement of bone density to assist in the diagnosis and monitoring of osteoporosis and other metabolic bone diseases that can lead to frailty and debilitating bone fractures. Osteoporosis is a disease that is most prevalent in post-menopausal women. Our Horizon line of x-ray bone densitometers incorporates advanced features designed for bone health screening and body composition assessment. Body composition assessment is the precise measurement of bone, lean mass, and fat mass within the body. These measurements provide value in diverse settings, from clinical cancer care, obesity and diabetes medicine, and preventative healthcare, to athletic performance.

Fluoroscan Insight FD

Our Fluoroscan Insight FD is a mini C-arm imaging system that provides low intensity, real-time x-ray imaging, with high-resolution images at radiation levels and at a cost below those of conventional x-ray and standard sized fluoroscopic equipment. Mini C-arm systems are used primarily by orthopedic surgeons to assist in performing minimally invasive surgical procedures on a patient's extremities, such as the hand, wrist, knee, foot and ankle.

Marketing, Sales and Service

We sell and service our products through a combination of direct sales and service forces and a network of independent distributors and sales representatives. In fiscal 2024, 2023, and 2022, no customer accounted for more than 10% of our consolidated revenues.

Our U.S. sales force is structured to specifically target the customers in each of our business segments. We maintain distinct teams focused on the Diagnostics, Breast Health, GYN Surgical, and Skeletal Health markets. Our end customers include clinical laboratories, hospitals, healthcare providers and surgeons in both hospital and office settings, and we target various specialists at healthcare entities who use our products, such as ob-gyns, radiologists and breast surgeons.

A critical element of our strategy in the U.S. for our Diagnostics, Breast Health, GYN Surgical, and Skeletal Health divisions has been to utilize the results of our clinical trials and expanded FDA labeling to demonstrate safety, efficacy and productivity improvements to our target customers. Our U.S. sales efforts also include the use of national account managers focused on obtaining purchasing contracts from large purchasing entities, such as managed care organizations, integrated delivery networks and government healthcare facilities. In addition, in certain regions of the U.S., we use a limited number of independent dealers or distributors to sell and service certain of our products. Internationally, our products in all divisions are marketed and sold through a combination of our direct sales force (primarily Western Europe, China, Japan, Australia, South Korea and Canada) and a network of distributors.

Our service organization is responsible for installing our products and providing warranty and repair services, applications training and biomedical training. Products sold by our direct sales force typically carry limited warranties covering parts and labor for twelve months. Products sold through dealers also carry limited warranties that are typically for twelve months and cover only parts and components. We also offer service contracts that generally cover equipment and maintenance after the original warranty period from one to three years. We provide both repair services and routine maintenance services under these arrangements, and also offer repair and maintenance services on a time and materials basis to customers that do not have service contracts. Our Breast Health business generates a majority of our service revenue from service contracts for our digital mammography portfolio. Internationally, generally in locations where we sell directly, we also perform maintenance services for our products, and in other geographies we primarily use distributors, sales representatives and third parties to provide maintenance services for our products.

Competition

The healthcare industry is highly competitive and characterized by continual change and improvements in technology. This is particularly the case in the market segments in which we operate. A number of companies have developed or are expected to develop products that compete or will compete with our products. Many of these competitors offer a broader product portfolio and have greater brand recognition than we do, which may make these competitors more attractive to hospitals, radiology clients, group purchasing organizations, laboratories, physicians and other potential customers. Competitors may develop superior products or products of similar quality for sale at the same or lower prices. Moreover, our products could be rendered obsolete by changes to industry standards or guidelines or advances in technology. We can give no assurance that we will be able to compete successfully with existing or new competitors.

In the current environment of managed care, economically motivated buyers, consolidation among healthcare providers, increased competition and declining reimbursement rates, we have been increasingly required to compete on the basis of price, value, reliability and efficiency. We believe the current global economic conditions and healthcare reform measures are putting additional competitive pressure on us, including on our average selling prices, overall procedure rates and market sizes.

As a provider of women's health products and solutions designed to detect, diagnose and treat diseases across the care continuum, we encounter significant competition across our product lines in each of the market segments in which we operate. Most competition comes from larger companies that have greater financial, sales and marketing resources than we do in large markets like diagnostics, imaging and surgery.

In our Diagnostics business, our primary competitors are Roche Diagnostics and Becton Dickinson, as well as a wide range of diagnostics companies that sell a single or limited number of assays or products in only a specific market segment (i.e., Cytology, Acute Care, or Oncology Services).

In our Breast & Skeletal Health business, our primary competitors are large imaging companies such as Siemens Healthineers and GE Healthcare, as well as a wide range of medical technology companies that sell a subset of technology solutions into a specific market segment (i.e., Breast Biopsy, Breast Surgery).

In our GYN Surgical business, our primary competitors are large, full suite surgical solutions companies such as Johnson & Johnson and Medtronic, as well as a wide range of single technology or solutions companies that sell into a specific market segment or procedure (i.e., Hysterectomy). In addition, we also compete with alternative treatments to our NovaSure system, such as drug therapy, intrauterine devices, hysterectomy, dilation and curettage and rollerball ablation. Because drug therapy is an alternative to our NovaSure procedure, competitors to NovaSure also include many major pharmaceutical companies that manufacture hormonal drugs for women.

In addition, our International team faces significant global and regional competition across our entire portfolio, with local competition also playing a role in countries where local suppliers may be advantaged. We also face competition from non-medical technology or diagnostics companies, which may offer alternative tests or therapies for illnesses and other health conditions that could also be detected, diagnosed or treated by our products and solutions, or from companies offering technologies that could augment, precede or replace procedures using our products.

We believe that the success of our products depends on our ability to differentiate ourselves and to demonstrate that our products deliver the clinical and operational attributes that are most important and cost-effective to customers. These attributes include, but are not limited to, superiority in efficacy, ease of use, reliability, accuracy, quality and cost. We believe our continued success depends in large part upon our ability to invest in product enhancements and technologies that will help us distinguish ourselves from our competitors.

Manufacturing

We purchase many of the components, subassemblies, and raw materials used in our products from numerous suppliers worldwide. For reasons of quality assurance, scarcity and/or cost effectiveness, certain components, subassemblies, and raw materials used in our products are available only from one or a limited number of suppliers. We work closely with our suppliers to develop contingency plans to ensure continuity of quality and reliable supply. We have established long-term supply contracts with many of our suppliers, and in other instances, we developed an in-house capability to offset potential shortages caused by sole source suppliers. Due to the high standards and FDA requirements applicable to manufacturing our products, such as the FDA's Quality System Regulation and Good Manufacturing Practices, we may not be able to quickly establish additional or replacement sources for certain components or materials. In the event we are unable to obtain sufficient quantities of raw materials or components or subassemblies on commercially reasonable terms or in a timely manner, our ability to manufacture our products on a timely and cost-competitive basis may be compromised, which may have a material adverse effect on our business, financial condition and results of operations.

Our current supplier of certain key raw materials for certain of our amplified NAT diagnostic assays is Roche, a direct competitor of our Diagnostics business.

We have sole source third-party contract manufacturers for each of our molecular diagnostics instrument product lines and for our Skeletal Health products. Stratec SE, or Stratec, is the only manufacturer of the Panther and Panther Fusion instruments; and Flextronics Medical Sales and Marketing, LTD, or Flextronics, is the only manufacturer of our Skeletal Health finished goods products. We are dependent on these sole source third-party manufacturers, and this dependence exposes us to increased risks associated with production delays, delivery schedules, manufacturing capability, quality control, quality assurance and costs. We have no firm long-term volume commitments with either Stratec or Flextronics. If Stratec, Flextronics or any of our other third-party manufacturers experiences delays, disruptions, capacity constraints or quality control problems in its development or manufacturing operations, curtails operations or otherwise fails to supply us with products in sufficient quantities, instrument and equipment shipments to our customers could be delayed or cancelled, which would decrease our revenues and may harm our competitive position and reputation. Further, because we place orders with our manufacturers based on forecasts of expected demand for our molecular diagnostics instruments and Skeletal Health products, if we inaccurately forecast demand, we may be unable to obtain adequate manufacturing capacity or adequate quantities of components to meet our customers' delivery requirements.

We, and our contract manufacturers, manufacture our products at a limited number of different facilities located in the U.S. and throughout the world. In most cases, the manufacturing of each of our products is concentrated in one or a few locations. An interruption in manufacturing capabilities at any of these facilities, as a result of equipment failure or other reasons, could reduce, delay or prevent the production of our products. Some of our manufacturing operations are located outside of the U.S., including in Costa Rica and the United Kingdom. Those manufacturing operations are also subject to additional challenges and risks associated with international operations described under the caption "Risk Factors" set forth in Part I, Item 1A of this Annual Report.

From time to time new regulations are enacted that can affect the content and manufacturing of our products. We evaluate the steps for compliance with regulations as they are enacted. For example, as a U.S. public company, we are subject to rules requiring disclosures of the source of specified minerals, known as conflict minerals, which are necessary to the functionality or production of products manufactured or contracted to be manufactured by us. Since our supply chain is complex, we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the due diligence procedures that we implement, which may harm our reputation. In addition, we may encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free, which could place us at a competitive disadvantage if we are unable to do so.

Our operations are subject to numerous environmental laws regulating hazardous materials in products and chemical usage. We maintain a chemical compliance program that includes policies, standards, systems and staff dedicated to overseeing and maintaining compliance with these requirements. We also have processes and systems to support compliance with the European Union ("EU") Restriction of Hazardous Substances ("RoHS") and Waste Electrical and Electronic Equipment ("WEEE") Directives; the China Administrative, the China Administrative Measures for the Restriction of Hazardous Substances in Electrical and Electronic Products ("China RoHS") regulation; the EU Registration, Evaluation, Authorization and Restriction of Chemicals ("REACH") regulation; EU Medical Device Regulation ("MDR"); EU In Vitro Diagnostic Medical Devices Regulation ("IVDR"), and similar global and state laws that restrict chemical substances. Any failure to comply with applicable environmental laws, regulations, and contractual obligations could increase product production lead times, increase costs due to fines and could negatively affect our competitive position and brand.

Research and Development

The markets in which we participate are characterized by rapid technological change, frequent product introductions and evolving customer requirements. Investment in research and development is critical to driving our future growth. Our research and development efforts are focused on the further development and improvement of our existing products, the design and development of new innovative medical technologies and regulatory compliance across all our business segments.

In addition to product development, our research and development personnel play an active role in the review of product specifications, clinical protocols and FDA submissions, as well as ensuring that certain of our products conform to European health, safety and environmental requirements, or CE-marking.

Patents and Proprietary Rights

We rely primarily on a combination of trade secrets, patents, copyrights, trademarks and confidentiality procedures to protect our products and technology. Due to the rapid technological changes that characterize the markets we operate in, we believe that trade secrets and other unpatented know-how relied upon in connection with the development of new products and the enhancement of existing products are generally as important as patent protection in establishing and maintaining a competitive advantage. Nevertheless, we have obtained patents and will continue to make efforts to obtain patents, when available, in connection with our product development programs. We do not consider our business to be materially dependent upon any individual patent.

We own numerous U.S. patents and have applied for numerous additional U.S. patents relating to our technologies. We also own or have applied for corresponding patents in selected foreign countries. These patents relate to various aspects of most of our products. We do not know if current or future patent applications will be issued with the full scope of the claims sought, if at all, or whether any patents issued will be challenged or invalidated. There is a risk that our patent applications will not result in granted patents or that granted patents will not provide significant protection for our products and technology. Third parties may infringe, misappropriate or otherwise violate our intellectual property rights, or copy or reverse engineer portions of our technology. Our competitors may independently develop similar or superior technology that our patents do not cover. In addition, because patent applications in the U.S. are not generally publicly disclosed until eighteen months after the application is filed, unpublished applications may have been filed by third parties that relate to our technology. Moreover, there is a risk that foreign intellectual property laws will not protect our intellectual property rights to the same extent as intellectual property laws in the U.S. The rights provided by a patent are finite in time. Over the coming years, certain patents relating to current products will expire in the U.S. and abroad which may allow third parties to exploit those technologies. In the absence of significant patent protection, we may be vulnerable to competitors who attempt to copy our products, processes or technology.

In addition to the patents we have been issued or we have acquired, we license patents from others on a variety of terms and conditions.

We are engaged in intellectual property litigation, and we may be notified in the future of claims that we may be infringing, misappropriating or otherwise violating the intellectual property rights of third parties. In connection with any such claims, we may seek to enter into settlement and/or licensing arrangements. There is a risk in these situations that no license

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will be available or that a license will not be available on reasonable terms. Alternatively, we may decide or be required to litigate such claims. A successful claim against us may require us to remove the alleged infringing product from the market or to design around the third party's patent, potentially resulting in less market demand for the product. Additionally, we may initiate litigation against third parties who are infringing our intellectual property. There is a risk in these situations that we will not obtain injunctive relief or receive damages sufficient to compensate for lost sales and the costs of the litigation.

Regulatory

The manufacture, sale, lease and service of medical diagnostic and surgical devices intended for commercial use are subject to extensive governmental regulation by the FDA in the U.S. and by a variety of regulatory agencies in other countries. Under the Federal Food, Drug and Cosmetic Act, known as the FD&C Act, manufacturers of medical products and devices must comply with certain regulations governing the design, testing, manufacturing, packaging, distribution, servicing and marketing of medical products. Some of our products are also subject to the Radiation Control for Health and Safety Act, administered by the FDA, which imposes performance standards and record keeping, reporting, product testing and product labeling requirements for devices that emit radiation, such as x-rays. FDA product approvals may be withdrawn or suspended if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

The FDA classifies medical devices into three classes based on risk. Regulatory control increases from Class I (lowest risk) to Class III (highest risk). The FDA generally must clear or approve the commercial sale of new medical devices in Classes II and III. Commercial sales of our Class II (except for Class II exempt devices) and Class III medical devices within the U.S. must be preceded by either a pre-market notification filing pursuant to Section 510(k) of the FD&C Act (Class II) or the granting of a pre-market approval, or PMA (Class III). Our Class I and Class II exempt medical devices must follow Hologic's internal Quality System processes prior to commercialization and throughout their product lifecycle. We must meet requirements under FDA's quality system regulation (QSR), establishment registration, medical device listing, labeling and medical device reporting (MDR) regulations. The FDA can authorize the emergency use of an unapproved medical product or an unapproved use of an approved medical product, referred to as Emergency Use Authorization, or EUA, for certain emergency circumstances after the Health and Human Services Secretary has made a declaration of emergency justifying authorization of emergency use. An EUA allows use in an emergency to diagnose, treat, or prevent serious or life-threatening diseases or conditions caused by emerging infectious disease threats when there are no adequate, approved, and available alternatives. The FDA may also waive otherwise-applicable current good manufacturing practice (CGMP) requirements to accommodate emergency response needs. In March 2020, the FDA granted EUA for our Panther Fusion SARS-CoV-2 assay for testing for the COVID-19 virus. In May 2020, the FDA granted EUA for our Aptima SARS-CoV-2 assay for use on our standard Panther instrument.

A 510(k) pre-market notification filing must contain information establishing that the device to be sold is substantially equivalent to a device commercially distributed prior to May 28, 1976 or to a device that has been determined by the FDA to be substantially equivalent. The PMA process involves a complex and lengthy testing process that is subject to review by the FDA and may require several years to obtain. We may need to first obtain an investigational device exemption (for significant risk devices), known as an IDE, in order to conduct extensive clinical testing of the device to obtain the necessary clinical data for submission to the FDA. The FDA will approve a PMA only if after evaluating the supporting technical data it finds that the PMA contains sufficient, valid scientific evidence to assure that the device is safe and effective for its intended use(s). This approval may be granted with post-approval requirements including inspection of manufacturing facilities and/or additional patient follow-up for an indefinite period of time.

Our Biotheranostics laboratory in San Diego, California and the laboratories that purchase certain of our products, including the Aptima SARS-CoV-2 EUA, Aptima Flu Multiplex EUA, Fusion SARS-CoV-2 EUA, ThinPrep System, ThinPrep Imaging System, Rapid Fetal Fibronectin Test, Aptima Combo 2, Aptima HPV tests and Aptima HIV-1 Quant, HCV Quant Dx, HBV Quant, Aptima Trichomonas Vaginalis (Trich), Aptima Mycoplasma Genitalium (MGen), Aptima HSV 1 & 2, Aptima BV, Aptima CV/TV, and Panther Fusion Assays are subject to extensive regulation under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, which requires laboratories to meet specified standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections. Adverse interpretations of current CLIA regulations or future changes in CLIA regulations could have an adverse effect on sales of any affected products or services. These laboratories are also licensed by the appropriate state agencies in the states in which they operate, where such licensure is required. In addition, our laboratories hold state licenses or permits, as applicable, from various states to the extent that they accept specimens from one or more of these states, each of which requires out-of-state laboratories to obtain licensure. If a laboratory is out of compliance with CLIA or with state laws or regulations governing licensed laboratories, penalties may include suspension, limitation or revocation of the license or CLIA certificate, assessment of financial penalties or fines, or imprisonment. Loss of a laboratory's CLIA certificate or state license may also result in the inability to receive payments from state and federal health care programs as well as private third-party payors.

Certain analyte specific reagents, referred to as ASR products, as with other Class I products, may be sold without 510(k) clearance or PMA approval. However, ASR products are subject to significant restrictions. The manufacturer may not make clinical or analytical performance claims for the ASR product, may not promote their use with specific laboratory equipment and may only sell the ASR product to clinical laboratories that are qualified to run high complexity tests under CLIA. Each laboratory must validate the ASR product for use in diagnostic procedures as a laboratory developed test.

We are also subject to a variety of federal, state and foreign laws which broadly relate to our interactions with healthcare practitioners and other participants in the healthcare system, including, among others, the following:

- anti-kickback and anti-bribery laws, such as the Foreign Corrupt Practices Act, or the FCPA, the U.K.'s Bribery Act 2010, or the U.K. Anti-Bribery Act;
- laws regulating the confidentiality of sensitive personal information and the circumstances under which such information may be released and/or collected, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, and the European Union General Data Protection Regulation, or GDPR; and
- healthcare reform laws, such as the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010, which we refer to together as PPACA, which include new regulatory mandates and other measures designed to constrain medical costs, as well as stringent new reporting requirements of financial relationships between device manufacturers and physicians and teaching hospitals.

In addition, we are subject to numerous federal, state, foreign and local laws relating to safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances, data privacy and protection among others. We may be required to incur significant costs to comply with these laws and regulations in the future and complying with these laws may result in a material adverse effect upon our business, financial condition and results of operations.

Sales of medical devices outside of the U.S. are subject to foreign requirements that vary widely from country to country. For example, our ability to market our products outside of the U.S. is contingent upon maintaining our International Standards Organization, or ISO, Quality System certification, complying with European directives and in some cases receiving specific marketing authorization from the appropriate foreign regulatory authorities. Foreign registration is an ongoing process as we register additional products and/or implement product modifications.

The time required to obtain approval from a foreign country to market and sell our products may be longer or shorter than that required for FDA approval and the requirements may differ. In addition, we may be required to meet the FDA's export requirements or receive FDA export approval for the export of our products to foreign countries.

Our products are also subject to approval and regulation by foreign regulatory and safety agencies. For example, the EU adopted the EU Medical Device Regulation (the "EU MDR") and the In Vitro Diagnostic Regulation (the "EU IVDR"), each of which impose stricter requirements for the marketing and sale of medical devices, including in the area of clinical evaluation requirements, quality systems and post-market surveillance. The EU MDR and IVDR were amended in March 2023 to modify deadlines for compliance. As such, manufacturers were required to demonstrate MDR-compliant Quality Management System (QMS) and submit their MDR applications by May 2024. The EU IVDR has been applicable since May 2022. The March 2023 amendment to the EU IVDR deleted the sell-off provision, allowing continued availability of products placed on the market before the end of the EU IVDR dates of application. Complying with the requirements of these regulations has required us to, and may continue to require us to, incur significant expenditures. Failure to meet these requirements could adversely impact our business in the EU and other regions that tie their product registrations to the EU requirements. In China, the recently rebranded National Medical Products Administration (formerly CFDA), or the NMPA, has historically been conservative leading to extended review times. However, more recently, the NMPA has been more interactive, which we attribute to its response to the long delays in getting lifesaving medical devices into China. If this continues, this could favorably affect our ability to introduce new products in the Chinese market.

The regulatory environment in China continues to evolve, and officials in the Chinese government exercise broad discretion in deciding how to interpret and apply regulations. It is possible that the Chinese government's current or future interpretation and application of existing or new regulations will negatively impact our China operations, result in regulatory investigations or lead to fines or penalties.

We anticipate that governmental authorities will continue to scrutinize the healthcare industry closely and that changes in laws, regulations or policies by governmental authorities may cause increases in uncertainties and compliance costs, exposure to litigation and other adverse effects to our business and operations. Delays in receipt of, or failure to obtain, clearances or approvals for future products could delay or preclude realization of product revenues from new products or result in substantial additional costs which could decrease our profitability.

For additional information about the regulations to which our business is subject and the impact such regulations may have on our business, see the disclosures under the captions "Manufacturing" and "Reimbursement" in this Item 1, and "Risk Factors" in Item 1A below.

Reimbursement

Market acceptance of our medical products in the U.S. and other countries is dependent upon the purchasing and procurement practices of our customers and patient need for our products and procedures and, the coverage and reimbursement of patients' medical expenses by government healthcare programs, private insurers or other healthcare payors. In the U.S., the Centers for Medicare & Medicaid Services, known as CMS, establishes coverage policies and payment rates for Medicare beneficiaries. CMS publishes payment rates for physician, hospital, laboratory and ambulatory surgical center services on an annual basis. Under current CMS policies and regulations, varying payment levels have been established for tests and procedures performed using our products. Coverage policies for Medicare patients may vary by regional Medicare contractor in the absence of a national coverage determination and payment rates for procedures may vary based on the geographic price index. Coverage policies and reimbursement rates for Medicaid patients are dependent on each state Medicaid plan and will vary. Coverage policies and reimbursement rates for patients with private insurance are dependent on state and federal requirements as well as individual private payor's decisions. Moreover, private insurance carriers may choose not to follow the CMS coverage policies or payment rates. The use of our products outside of the U.S. is similarly affected by reimbursement policies adopted by foreign regulatory authorities and insurance carriers.

Healthcare policy and payment reform proposals and medical cost containment measures are being adopted in the U.S. and in many foreign countries. The ability of our customers to obtain adequate reimbursement for our products and services from private and governmental third-party payors is critical to the success of medical technology companies because it may affect which products customers purchase and the prices they are willing to pay. Reimbursement and coverage vary by country and can significantly impact acceptance of new products and technologies. Even if we develop a promising new product, we may find limited demand for the product unless reimbursement approval and coverage is obtained from private and governmental third-party payors. Further, ongoing legislative or administrative reform to the reimbursement system in the U.S. and other countries may impact reimbursement for procedures using our medical products and/or limit coverage for those procedures facilitated by our products. This includes price regulation, competitive bidding and tendering, coverage and payment policies, comparative effectiveness of therapies, technology assessments and managed-care arrangements. These trends could have a material adverse effect on our business, financial condition or results of operations.

Human Capital

We view human capital management and the strength of our employees as integral to the long-term success of our business and the strengthening of our communities. We understand that we rely on our employees worldwide to propel our organization forward with great ideas, innovations and leadership.

As of September 28, 2024, we had 7,063 full-time employees, including 2,208 in manufacturing operations, 1,774 in sales and marketing, 1,472 in support services, 784 in research and development, and 825 in general administration. Approximately 4,113 of these employees are in the U.S. and approximately 2,950 were outside the U.S. In various countries outside the U.S., certain of our employees are unionized and, where local law requires, participate in works councils.

Employee Engagement and Development

Our goal is to develop and maintain a talented, engaged and diverse workforce that has a positive impact on our performance, and on our customers and their patients. We have been conducting an annual engagement survey since 2015 in which most of our employees regularly participate, as well as two other annual workplace surveys since 2021 that engage our U.S. employees. We believe our foundation of employee engagement, our commitment to our employees, and their commitment to each other fortifies our leaders and teams and improves their business performance. We also offer a range of programs to develop our managers and enhance our leadership across the Company. Our professional development efforts are aimed at increasing organizational talent and capabilities and identifying and developing potential successors for key leadership positions.

Compensation and Benefits

Our compensation philosophy aims to attract and retain top talent for today and the future. To this end, we invest in the physical, emotional and financial well-being of our employees through our robust compensation and benefit programs. These programs (which vary by country/region) include a variety of health plan options, annual performance incentive opportunities, employee stock purchase plan, and retirement savings programs, paid time off (including for charitable actions), leave programs, employee assistance programs and other wellness offerings.

Equal pay for equal work is rooted in our values and foundational to fostering an inclusive environment. As such, we regularly review pay for internal equity, considering factors such as an employee's role, experience, skills and performance, and aim to provide that our compensation structure is appropriate. We also engage outside counsel to evaluate compliance with pay equity laws. When we identify any potential differences in pay for whatever reason, we research those differences and act if appropriate. Employees are encouraged to share any pay equity concerns with management, Human Resources, or confidentially through our reporting hotline, including anonymously. Hologic has a non-retaliation policy for raising any workplace concerns, including around pay.

Diversity Drives Performance

We are committed to creating an inclusive and diverse work environment that promotes equal opportunity, dignity and respect, starting with our Board and our Leadership team. Of our nine directors, five, representing 56% of the Board, are women, one of our directors self-identifies as Asian and another self-identifies as Black. For each of the past 13 years, women have comprised over 30% of our Board. Also, three of our directors were born outside of the United States, and two were predominantly educated outside of the United States, which we believe promotes diverse perspectives for our Board.

We believe that our focus on the lives of women has helped us to attract a diverse workforce and build an inclusive ethos where different perspectives are valued and respected. Building a diverse workforce begins with our hiring practices and extends to our access to opportunities, strategic development and promotion of internal talent. We seek to identify and develop high-potential individuals, including women and members of underrepresented ethnicities within the Company. In addition to women holding several key roles within the Company (Chief Financial Officer; President, Diagnostic Solutions; Senior Vice President, Global Human Resources; Corporate Vice President, Global Tax and Treasury; Vice President of Finance, Breast and Skeletal Health; Vice President of Internal Audit; Vice President, Corporate Strategy and Development; Corporate Vice President, Government Affairs and Corporate Communications; and Chief of Staff), persons of color have assumed important leadership roles as Chief Operating Officer, Vice President, Investor Relations and Corporate Secretary. Additionally, given that our commercial teams are an important pipeline for senior management, we are pleased that a significant number of our commercial team members below the level of vice president are women and/or people of color.

We strive to hire the most talented person for the job and believe that, over time, this will lead to an increasingly diverse workforce which reflects the communities in which we operate. As a part of finding the most qualified people, we seek to identify and consider diverse slates of candidates for roles across the organization, from the boardroom and c-suite to all levels of the workforce. We believe our focus on talent identification, development, engagement and succession planning has been particularly successful in developing a deep and diverse talent pipeline. As part of our continued commitment to transparency on diversity, our U.S. Federal Employment Information Report (EEO-1) is also publicly available on our website.

Health, Safety and Wellness

We seek to comply in letter and in spirit with applicable health and safety laws and regulations and implement programs, policies and procedures to achieve compliance throughout the Company. We also establish our own environmental health and safety standards in addition to those that are legally required. We employ management systems and procedures designed to protect human safety, health, and the environment. In fact, during the COVID-19 pandemic, we took additional health and safety measures. We seek to reduce risk and protect our employees and communities by employing safe technologies and operating procedures, and by maintaining a business continuity program to stay prepared for emergencies. We have also developed safety rules and procedures to address behaviors and work practices that can lead to accidents and injuries. Safety performance is assessed throughout the year by management and during annual performance reviews.

In addition, we have developed several employee-focused initiatives to support the physical, mental, and financial well-being of our employees. These initiatives include providing enhanced accident and critical illness insurance, access to telehealth services, developing an employee assistance program that provides mental health therapy, wellness coaching, and medication management, and offering subscriptions to self-care mobile apps.

Community Engagement and Volunteerism

We take the role we play as leaders in the communities where we live and work seriously. Our philanthropic and charitable efforts are an important part of our culture and linked to our efforts to work to improve the health of our communities, customers, patients and employees, and seek to ensure that the decisions we make today have a positive effect on future generations. We center our giving efforts in three specific areas to maximize our impact in ways that align with the values of our employees and customers: (i) women's health, and other healthcare fields in which Hologic operates; (ii) science, technology, engineering, and math education (STEM), especially for students from underserved communities; and (iii) social and racial equality, especially in healthcare.

We also support employees in giving back to community organizations through volunteering and matching donations. To that end, we further expanded our support for local non-profit groups, by providing our U.S. colleagues an additional paid day off to engage in community service. We also have continued to strengthen our scholarship funds. The Hologic Scholarship Fund awards scholarships for employees' children and grandchildren. We also support students near our largest U.S. facilities by providing scholarship funding to non-profit organizations that help students from underserved communities become the first in their family to attend college.

Seasonality

Worldwide sales, including U.S. sales, do not reflect any significant degree of seasonality; however, customer purchases of our GYN Surgical products have been historically lower in our second fiscal quarter compared to our other fiscal quarters. Our respiratory infectious disease product line (including our assays for the detection of SARS-CoV-2) within our Diagnostics segment is also subject to significant seasonal and year-over-year fluctuations. In addition, the summer months, which occur during our fourth fiscal quarter, typically have had lower order rates internationally for most of our products.

Item 1A. Risk Factors

In evaluating our business, the risks described below, as well as other information contained in this Annual Report and in our other filings with the SEC should be considered carefully. Additional risks not presently known to us or that we currently deem immaterial may also adversely affect our business. The occurrence of any of these events or circumstances could individually or in the aggregate have a material adverse effect on our business, financial condition, cash flow or results of operations. This report contains forward-looking statements; please refer to the cautionary statements made under the heading "Special Note Regarding Forward-Looking Statements" for more information on the qualifications and limitations on forward-looking statements.

COMPETITION AND BUSINESS DEVELOPMENT

We face intense competition from other companies and may not be able to compete successfully.

The markets in which we sell our products are intensely competitive, subject to rapid technological change and may be significantly affected by new product introductions and other market activities of industry participants, and these competitive pressures may reduce the demand and prices for our products. Other companies may develop products that are superior to and/or less expensive than our products. Improvements in existing competitive products or the introduction of new competitive products, including an increase of artificial intelligence and machine learning capabilities, may reduce our ability to compete for sales, particularly if those competitive products demonstrate better safety or effectiveness, clinical results, ease of use or lower costs.

In addition, some companies may have significant competitive advantages over us, which may make them more attractive to hospitals, clinics, radiology clients, group purchasing organizations, laboratories, and physicians, including:
- greater brand recognition;
- larger or more established distribution networks and customer bases;
- a broader product portfolio, resulting in the ability to offer rebates or bundle products to offer discounts or incentives to gain a competitive advantage;
- higher levels of automation and greater installed bases of such equipment;
- higher reimbursement coverage;
- more extensive research, development, sales, marketing, and manufacturing capabilities and greater financial resources; and
- greater technical resources positioning them to continue to improve their technology in order to compete in an evolving industry.

We also developed assays to detect COVID-19. As COVID-19 testing declines, and there is greater use of rapid tests and at-home collection tests, continued decline in demand for our COVID-19 assays without a corresponding increase in our other businesses or customers consolidating their molecular testing menu to high throughput, high automation platforms which may further increase the competition our Panther and Panther Fusion instruments face could have a material, adverse effect on our results of operations, cash flow and financial position.

Challenges in the development of our products could materially impact our long-term success.

Our growth depends in large part on our ability to identify and develop new products or new indications for or enhancements of existing products. The development of new products and enhancement of existing products requires significant investment in research and development, clinical trials and regulatory approvals. The results of our product development efforts may be affected by a number of factors, including our ability to anticipate customer needs, innovate and develop new products, complete clinical trials, obtain regulatory clearances and approvals and reimbursement in the U.S. and abroad, manufacture products in a cost-effective manner, obtain, maintain, protect and enforce appropriate intellectual property protection for our products, gain and maintain market approval of our products and access capital. If we are not able to successfully enhance existing products or develop new products, our products may be rendered obsolete or uncompetitive by changing technology or new industry standards. We cannot assure that any products now in development or that we may seek to develop in the future will achieve technological feasibility, obtain regulatory approval or gain market acceptance, and we may be unable to recover all or a meaningful part of our investment in such products and technologies. Additionally, our current products utilize artificial intelligence, and future innovations in our products will likely continue to incorporate artificial intelligence. As with many technological innovations, there are significant risks and challenges involved in maintaining and deploying these technologies, and there can be no assurance that the use of such technologies will enhance our products or services or be beneficial to our business. The use of artificial intelligence in healthcare products also poses certain clinical risks resulting from potential misdiagnosis or misinformation provided from applications, diminishing critical judgment, or loss of interpersonal care from clinicians. The regulatory landscape surrounding artificial intelligence is also evolving and may expose us to an increased risk of regulatory enforcement and litigation. Such risks could have a material adverse effect on our results of operations, financial position and cash flows.

The markets for our newly developed products and newly introduced enhancements to our existing products may not develop as expected.

The successful commercialization of our newly developed products and newly introduced enhancements to our existing products are subject to numerous risks, both known and unknown, including:
- uncertainty of the development of a market for such product;
- trends relating to, or the introduction or existence of, competing products or technologies that may be more effective, safer or easier to use than our products or technologies;
- the perception of our products as compared to other products;
- recommendation and support for the use of our products by influential customers, such as highly regarded hospitals, physicians and treatment centers;
- the availability and extent of data demonstrating the clinical efficacy of our products or treatments;
- competition, including the presence of competing products sold by companies with longer operating histories, more recognizable names and more established distribution networks; and
- other technological developments.

Often, the development of a significant market for a product will depend upon the establishment of a reimbursement code or an advantageous reimbursement level for use of the product. Moreover, even if addressed, such reimbursement codes or levels frequently are not established until after a product is developed and commercially introduced, which can delay the successful commercialization of a product. If we are unable to successfully commercialize and create a significant market for our newly developed products and newly introduced enhancements to our existing products our business and prospects could be harmed.

If we cannot maintain our current corporate collaborations and enter into new corporate collaborations, our product development could be delayed and our revenue or expenses could be adversely impacted.

We have relied and/or expect to rely on corporate collaborators for funding development, marketing, distribution, and the commercialization of certain products. If we or any of our corporate collaborators were to breach, terminate, fail to renew our agreements or otherwise fail to properly conduct their obligations in a timely manner, the development or commercialization and subsequent marketing of the products contemplated by the collaboration could be delayed or terminated, and we could incur additional charges or expenses. Further, we would be required to devote additional resources to product development or marketing, to terminate some development programs or to seek alternative corporate collaborations with certain partners or companies that could make it more difficult for us to enter into advantageous business transactions or relationships with others. Any of the foregoing risks could harm our business and prospects.

Our long-term success will depend upon our ability to execute on business development activities and integrate acquired businesses.

As part of our long-term strategy, we are engaged in business development activities including evaluating future acquisitions, joint development opportunities, technology licensing arrangements and other opportunities to further expand our presence in or diversify into priority growth areas by accessing new products and technologies. We may not be able to identify appropriate business development activities or acquisition candidates, consummate transactions or obtain agreements with favorable terms, if at all. We may also be subject to increasing regulatory scrutiny from competition and antitrust authorities in connection with acquisitions. If we are successful in pursuing future acquisitions, we may face significant competition, be required to expend significant funds, incur additional debt or other obligations, or issue additional securities, which may negatively affect our operating results and financial condition. If we spend significant funds or incur additional debt or obligations, our ability to obtain financing for working capital or other purposes could be adversely affected, and we may be more vulnerable to economic downturns and competitive pressures. Over the last five years, we made a number of tactical acquisitions which complemented our existing businesses. We continue to integrate some of those acquisitions. Any inability to successfully integrate new businesses, including our more recent acquisitions, decreases in customer loyalty or product orders, failure to retain or develop the acquired workforce, failure to realize anticipated economic, operational and other benefits and synergies in a timely manner, failure to establish and maintain appropriate controls or unknown or contingent liabilities could adversely affect our ability to realize the anticipated benefits of any new product or acquisition. The integration of an acquired business, whether or not successful, requires significant efforts which may result in additional expenses and divert the attention of our management and technical personnel from other projects. Acquisitions, in particular, are inherently risky, and we cannot guarantee that any past or future transaction will be successful.

THIRD-PARTY REIMBURSEMENT AND GUIDELINES

Healthcare cost containment legislation and the failure of third-party payors to provide appropriate levels of coverage and reimbursement for the use of products and treatments facilitated by our products could harm our business and prospects.

Sales and market acceptance of our diagnostics, breast and skeletal health and surgical products and the treatments facilitated by these products are dependent upon the coverage decisions and reimbursement policies established by government healthcare programs and private health insurers. These policies affect which products customers purchase and the prices they are willing to pay. Reimbursement varies by country and can significantly impact the acceptance of new products and technologies. Even if we develop a promising new product, we may find limited demand for the product unless appropriate reimbursement approval is obtained from private and governmental third-party payors. Further legislative or administrative reforms to the reimbursement systems in the U.S. and other countries in a manner that significantly reduces reimbursement for procedures using our diagnostics, breast and skeletal health and surgical products or denies coverage for those procedures facilitated by our products, including price regulation, competitive bidding and tendering, coverage and payment policies, comparative effectiveness of therapies, technology assessments and managed-care arrangements, could have a material adverse effect on our business, financial condition or results of operations.

Guidelines, recommendations and studies published by various organizations may reduce the use of our products.

Professional societies, government agencies, practice management groups, private health/science foundations, and organizations involved in healthcare issues may publish guidelines, recommendations or studies to the healthcare and patient communities. Organizations like these have in the past made recommendations about our products and those of our competitors. If followed by healthcare providers and insurers, such publications could result in decreased use of our products. For example, in November 2012, the American Congress of Obstetrics and Gynecologists, known as the ACOG, released updates in which it recommended less frequent cervical cancer screening similar to guidelines released in March 2012 by the U.S. Preventive Services Task Force, or the USPSTF, and the American Cancer Society. We believe that these recommendations and guidelines may have contributed to increased screening intervals for cervical cancer, which we believe has and may continue to adversely affect our ThinPrep revenues. Our cervical cancer screening revenues, primarily from ThinPrep sales, may also be adversely affected by the July 2020 American Cancer Society cervical cancer screening guidelines, which recommended the use of a human papillomavirus (HPV) test for primary screening rather than co-testing (the use of an HPV test with a Pap test) or a standalone Pap test. In addition, on October 20, 2015, the American Cancer Society issued guidelines recommending that women start annual mammograms at age 45 instead of 40 and have a mammogram every two years instead of annually. We believe that this recommendation may have resulted in a decrease in the use of mammography systems.

REGULATORY AND LEGAL

We operate in a highly regulated industry and our business generally is subject to extensive and complex laws and governmental regulations, and changes in healthcare laws and regulations or our inability to obtain in a timely manner or at all U.S. or foreign regulatory clearances or approvals for our current and newly developed products and services or product or service enhancements or any adverse regulatory action could adversely affect our business and prospects.

We operate in a highly regulated industry. As a result, governmental actions may adversely affect our business, operations or financial condition, including:

- new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, method of delivery and payment for healthcare products and services;
- changes in the FDA and foreign regulatory approval processes that may delay or prevent the approval of new products and result in lost market opportunity;
- changes in FDA and foreign regulations that may require additional safety monitoring, labeling changes, restrictions on product distribution or use, or other measures after the introduction of our products to market, which could increase our costs of doing business, adversely affect the future permitted uses of approved products, or otherwise adversely affect the market for our products; and
- new laws, regulations and judicial decisions affecting pricing or marketing practices.

Given the high level of regulatory oversight to which our products are subject, the process of obtaining clearances and approvals can be costly and time consuming. In addition, there is a risk that any approvals or clearances, once obtained, may be withdrawn. Most medical devices cannot be marketed in the U.S. without 510(k) clearance or pre-market approval by the FDA. Any modifications to a device that has received a pre-market approval that affect the safety or effectiveness of the device require a pre-market approval supplement or possibly a separate pre-market approval, either of which is likely to be time consuming, expensive and uncertain to obtain. If the FDA requires us to seek one or more pre-market approval supplements or new pre-market approvals for any modification to a previously approved device, we may be required to cease marketing or to recall the modified device until we obtain approval, and we may be subject to significant criminal and/or civil sanctions, including, but not limited to, regulatory fines or penalties. States may also regulate the manufacture, sale and use of medical devices, particularly those that employ x-ray technology. Delays in receipt of, or failure to obtain or maintain, clearances or approvals for products could also delay or preclude realization of product revenues from new or existing products or result in substantial additional costs which could decrease our profitability.

Our products are also subject to approval and regulation by foreign regulatory and safety agencies. For example, the EU has adopted the EU Medical Device Regulation (the "EU MDR") and the In Vitro Diagnostic Regulation (the "EU IVDR"), each of which impose stricter requirements for the marketing and sale of medical devices, including in the area of clinical evaluation requirements, quality systems and post-market surveillance. Implementation of the compliance requirements of these regulations requires us to incur significant expenditures and utilize resources. Failure to continue to meet these requirements could adversely impact our business in the EU and other regions that tie their product registrations to the EU requirements.

In addition, maintaining compliance with multiple regulators, and multiple centers within the FDA, adds complexity and cost to our manufacturing processes. Our manufacturing facilities and those of our contract manufacturers are subject to periodic regulatory inspections by the FDA and other regulatory agencies, and these facilities are subject to the FDA's Quality System Regulation and Good Manufacturing Practices. The results of these inspections can include, and have in the past included, inspectional observations on the FDA's Form 483, warning letters, or other forms of enforcement. If the FDA were to conclude that we, or our contractors, are not in compliance with applicable laws or regulations, or that any of our medical products are ineffective or pose an unreasonable health risk, it may prevent us from selling our products.

We anticipate that governmental authorities will continue to scrutinize the healthcare industry closely and that changes in laws, regulations or policies by governmental authorities may cause increased uncertainties and compliance costs, exposure to litigation and other adverse effects to our business and operations. These and other rapidly changing laws, regulations, policies and related interpretations that our business activities are subject to, may increase the ongoing costs and complexities of compliance, including by requiring investments in technology or other compliance systems. In addition, the legal, regulatory and ethical landscape around the use of artificial intelligence and machine learning is rapidly evolving, and our obligations to comply with the evolving legal and regulatory landscape could entail significant costs or limit our ability to incorporate certain artificial intelligence capabilities into our products. Additionally, we are party to various other legal proceedings, claims, governmental and/or regulatory inspections, inquiries and investigations arising out of the ordinary course of its business, which are difficult to predict and the adverse outcomes of which could harm our business. If we are unable to continue to adapt to the various changes or comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation and our business results.

Some of our activities may subject us to risks under federal and state laws prohibiting "kickbacks" and false or fraudulent claims.

We are subject to the provisions of a federal law commonly known as the anti-kickback statute, and several similar state laws, which prohibit payments intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services. While the federal law applies only to products or services for which payment may be made by a federal healthcare program, state laws often apply regardless of whether federal funds may be involved. These laws constrain the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements, including sales programs that may be used with hospitals, physicians, laboratories and other potential purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or are for items or services that were not provided as claimed. Similarly, the Patient Protection and Affordable Care Act also includes stringent reporting requirements of financial relationships between device manufacturers and physicians and teaching hospitals. Specifically, under one provision of the law, which is commonly referred to as the Physician Payment Sunshine Act, we are required to collect data on and annually report to CMS certain payments or other transfers of value to physicians and teaching hospitals and annually report certain ownership and investment interests held by physicians or their immediate family members. Anti-kickback and false claims laws and the Physician Payment Sunshine Act prescribe civil and criminal penalties (including fines) for noncompliance that can be substantial.

Similarly, our international operations are subject to the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended ("FCPA"), which prohibits U.S. companies and their representatives from offering or making improper payments to foreign officials for the purpose of obtaining or retaining business. In many countries, the healthcare professionals we regularly interact with may meet the definition of a foreign official for purposes of the FCPA. Our international operations are also subject to various other international anti-bribery laws such as the UK Anti-Bribery Act. Despite meaningful measures that we undertake to facilitate lawful conduct, which include training and compliance programs and internal policies and procedures, we may not always prevent unauthorized, reckless or criminal acts by our employees or agents, or employees or agents of businesses or operations we may acquire. Violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and have a material adverse effect on our business, financial condition and results of operations. We also could be subject to adverse publicity, severe penalties, including criminal and civil penalties, disgorgement, further changes or enhancements to our procedures, policies and controls, personnel changes and other remedial actions. Moreover, our failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, and withdrawal of an approved product from the market.

We are subject to the risk of product liability claims relating to our products for which we may not have adequate insurance.

Our business involves the risk of product liability and other claims inherent to the medical device business. If even one of our products is found to have caused or contributed to injuries or deaths, we could be held liable for substantial damages. We maintain product liability insurance subject to deductibles and exclusions. There is a risk that the insurance coverage will not be sufficient to protect us from product and other liability claims, or that product liability insurance will not be available to us at a reasonable cost, if at all. An under-insured or uninsured claim could harm our business and prospects. In addition, claims could adversely affect the reputation of the related product, which could damage that product's competitive position in the market.

The sale and use of our diagnostic products could also lead to product liability claims if someone were to allege that one of our products contained a design or manufacturing defect that resulted in inaccurate test results or the failure to detect a disorder for which it was being used to screen, or caused injuries to a patient. We are currently the subject of product liability litigation proceedings described in more detail under Note 16 to our consolidated financial statements entitled "Litigation and Related Matters". The outcome of litigation is difficult to assess or quantify. Any product liability claim brought against us, with or without merit, could result in an increase in our product liability insurance rates or the inability to secure additional coverage in the future. Also, even a meritless or unsuccessful product liability claim could be time consuming and expensive to defend. This could result in a diversion of management's attention from our business and adversely affect the perceived safety and efficacy of our products, which could harm our business and prospects.

We are subject to environmental, health and safety laws and regulations, including related to our use and recycling of hazardous materials and the composition of our products.

Our research and development and manufacturing processes involve the controlled use of hazardous materials, such as toxic and carcinogenic chemicals and various radioactive compounds, and the risk of contamination or injury from these materials cannot be eliminated. In such event, we could be held liable for any resulting damages, and any such liability could be extensive. From time to time new regulations are enacted, and it is difficult to anticipate how such regulations will be implemented and enforced. We continue to evaluate the necessary steps for compliance with regulations as they are enacted. These regulations include, for example, regulations enacted in the EU such as the Registration, Evaluation, Authorization and Restriction of Chemical Substances, or REACH, which requires the registration of and regulates use of certain chemicals, the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive, or RoHS, which regulates the use of certain hazardous substances in certain products we manufacture, and the Waste Electrical and Electronic Equipment Directive, or WEEE, which requires the collection, reuse and recycling of waste from certain products we manufacture. These and similar legislation that has been or is in the process of being enacted in Japan, China and various states of the U.S. may require us to re-design our products to ensure compliance with the applicable standards, for example by requiring the use of different types of materials. These redesigns or the use of alternative materials may detrimentally impact the performance of our products, add greater testing lead times for product introductions, result in additional costs or have other similar effects. In addition, changes in environmental laws and regulations, in particular relating to climate change and greenhouse gas ("GHG") emissions, could require us, or our contract manufacturers or suppliers, to install additional equipment, or alter operations to incorporate new technologies or processes, which may result in additional expenses and adversely affect our operating results.

We are also subject to other substantial regulation relating to environmental, health and safety matters, including occupational health and safety, environmental protection, hazardous substance control, and waste management and disposal. The failure to comply with such regulations could subject us to, among other things, fines and criminal liability. We may also be required to incur significant costs to comply with these and future regulations, which may result in a material adverse effect upon our business, financial condition and results of operations. Increasingly, regulators, customers, investors, employees and other stakeholders are focusing on environmental matters and related disclosures. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent meeting such regulations and expectations and copying with disclosure requirements. For example, collecting, measuring and reporting environmental data is subject to evolving reporting standards, including the SEC's climate-related reporting requirements, if such reporting requirements survive pending judicial review, California's disclosure requirements and similar regulations established by other international regulatory bodies, such as the Corporate Sustainability Reporting Directive in the European Union. In addition, a number of our customers who are payors or distributors have adopted, or may adopt, procurement policies that include environmental provisions that their suppliers or manufacturers must comply with. If we do not adapt to or comply with new regulations, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding environmental issues, investors may reconsider their investment in our Company, and customers and suppliers may choose to limit their business with us, which could have a material adverse effect on our business, operations or reputation.

Changes in tax laws or exposures to additional tax liabilities could negatively impact the Company's operating results.

We are subject to income taxes, as well as taxes that are not income-based, in both the U.S. and jurisdictions outside of the U.S. Changes in tax laws or regulations in the jurisdictions in which we operate, including the U.S. and as led by the Organization for Economic Cooperation and Development of a global minimum tax, could negatively impact the Company's effective tax rate, results of operations and cash flows. In addition, our future effective tax rate could be unfavorably affected by numerous other factors including a change in the interpretation of tax rules and regulations in the jurisdictions in which we operate, a change in our geographic earnings mix, and/or to the jurisdictions in which we operate, or a change in the measurement of our deferred taxes. We are also subject to ongoing tax audits in various jurisdictions, and tax authorities may disagree with certain positions we have taken and assess additional taxes.

GLOBAL CHALLENGES, INCLUDING MACROECONOMIC CONDITIONS AND RELATED FINANCIAL RISKS

The continuing worldwide macroeconomic and geopolitical uncertainty may adversely affect our business and prospects, both domestically and internationally.

Continued concerns about the systemic impact of potential long-term and wide-spread recession and geopolitical issues, including wars and terrorism, have contributed to increased market volatility and diminished expectations for economic growth in the world. Our business and results of operations have been and may continue to be adversely impacted by changes in macroeconomic conditions, including inflation, bank failures, rising interest rates and availability of capital markets. Uncertainty about global economic conditions, particularly in emerging markets and countries with government-sponsored healthcare systems, may also cause decreased demand for our products and services and increased competition, which could result in lower sales volume and downward pressure on the prices for our products, longer sales cycles, and slower adoption of new technologies. A weakening of macroeconomic conditions may also adversely affect our suppliers, which could result in interruptions in supply. In addition, continuing social and political concerns and divisions in the U.S. and throughout the world, could have a material, adverse effect on the economic conditions in markets we serve, and our results of operations, cash flow and financial position. Elections and political changes in various countries, including the U.S., may further exacerbate geopolitical and geoeconomic tensions and market instability.

Market acceptance of our medical products in the U.S. and other countries is dependent upon the medical equipment purchasing and procurement practices of our customers, patient need for our products and procedures and the reimbursement of patients' medical expenses by government healthcare programs and third-party payors. The continuing uncertainty surrounding global economic conditions and financial markets may cause the purchasers of medical equipment to decrease their medical health insurance premiums and procurement activities. Economic uncertainty, an increase in unemployment rates, as well as an increase in health insurance premiums, co-payments and deductibles may result in cost-conscious consumers making fewer trips to their physicians and specialists, which in turn would adversely affect demand for our products and procedures. Furthermore, governments and other third-party payors around the world facing tightening budgets could move to further reduce the reimbursement rates or the scope of coverage offered, which could adversely affect sales of our products.

Our international sales are often denominated in foreign currencies, including the Euro, U.K. Pound and Chinese Yuan. Changes in currency exchange rates, particularly the increase in the value of the dollar against any such foreign currencies, may reduce the reported value of our revenues outside the U.S. and associated cash flows and our ability to compete effectively in foreign markets. In addition, such fluctuations can also result in foreign currency exchange losses. We cannot predict changes in currency exchange rates, the impact of exchange rate changes, nor the degree to which we will be able to manage the impact of currency exchange rate changes. We currently have limited hedging arrangements in place to mitigate some of the impact of negative exchange rates.

Our international operations and foreign acquisitions expose us to additional operational challenges that we might not otherwise face.

International expansion is a key component of our growth strategy. In fiscal 2024, 25.0% of our revenue came from outside of the U.S. Our future and existing international operations may subject us to a number of additional risks and expenses, any of which could harm our operating results. These risks and expenses include:
- political and economic changes and disruptions, export/import controls and tariff regulations;
- difficulties in developing staffing and simultaneously managing operations in multiple locations as a result of, among other things, distance, language and cultural differences;
- governmental currency controls;
- multiple, conflicting and changing government laws and regulations (including, among other things, antitrust and tax requirements);
- protectionist laws and business practices that favor local companies;
- difficulties in the collection of trade accounts receivable;
- difficulties and expenses related to implementing internal controls over financial reporting and disclosure controls and procedures;
- expenses associated with customizing products for clients in foreign countries;
- possible adverse tax consequences;
- the inability to obtain and maintain required regulatory approvals or favorable third-party reimbursement;
- operation in parts of the world where strict compliance with anti-bribery laws may conflict with local customs and practices;
- the inability to effectively obtain, maintain, protect or enforce intellectual property rights, reduced protection for intellectual property rights in some countries, and the inability to otherwise protect against clone or "knock off" products;
- the lack of ability to enforce non-compete agreements with former owners of acquired businesses competing with us in China and other foreign countries; and
- lower margins on a number of our products sold outside of the U.S.

In addition, government policies on international trade and investment such as import quotas, capital controls or tariffs, whether adopted by individual governments or addressed by regional trade blocks, can affect cost of and the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in, or otherwise adversely affect our ability to sell products in the affected countries. The implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs or new barriers to entry, could negatively impact our business, results of operations and financial condition. For example, a government's adoption of "buy national" policies or retaliation by another government against such policies could have a negative impact on our results of operations.

Additionally, the regulatory environment in China continues to evolve, and officials in the Chinese government exercise broad discretion in deciding how to interpret and apply regulations. It is possible that the Chinese government's current or future interpretation and application of existing or new regulations will negatively impact our China operations, result in regulatory investigations or lead to fines or penalties.

CYBERSECURITY AND DATA PRIVACY

Increased cybersecurity requirements, vulnerabilities, threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, products, solutions, services and data.

Increased global cybersecurity vulnerabilities, threats, computer viruses, ransomware and phishing attacks and more sophisticated and targeted cyber-related attacks, as well as cybersecurity and other information technology failures resulting from human error and technological errors, pose a risk to the security of Hologic and its customers, business partners' and suppliers' products, systems and networks and the confidentiality, availability and integrity of data on these products, systems and networks. As the perpetrators of such attacks become more capable, as cybercrime becomes commoditized, and as critical infrastructure is increasingly becoming digitized, the risks in this area continue to grow. While we attempt to mitigate these risks, we remain potentially vulnerable to additional known or unknown threats, and we cannot assure that the impact from such threats will not be material. Moreover, certain vulnerabilities are difficult to detect even using our best efforts, which may allow those vulnerabilities to persist in our systems over long periods of time. In addition to existing risks, flexible work arrangements, the adoption of new technologies such as artificial intelligence, and acquisitions of new businesses may also increase our exposure to cybersecurity breaches and failures. Geopolitical tensions or conflicts may further heighten the risk of cyber-related attacks. It may also be difficult to determine the best way to investigate, mitigate, contain, and remediate the harm caused by a cyber-related incident. Such efforts may not be successful, and we may make errors or fail to take necessary actions. It may take considerable time for us to investigate and evaluate the full impact of incidents, particularly for sophisticated attacks. These factors may inhibit our ability to provide prompt, full, and reliable information about the incident to our customers, partners, regulators, and the public. Additionally, we have incurred and expect to continue to incur significant costs implementing additional security measures to protect against existing and emerging cybersecurity threats.

We also have access to sensitive, confidential or personal data or information that is subject to privacy and security laws, regulations or customer-imposed controls. Despite our implementation of certain controls to protect our systems and sensitive, confidential or personal data or information, we may be vulnerable to material security breaches, theft, misplaced, lost or corrupted data, employee errors and/or malfeasance (including misappropriation by departing employees) that could potentially lead to the compromising of sensitive, confidential or personal data or information, improper use of our systems, software solutions or networks or those of our customers, business partners or suppliers, unauthorized access, use, disclosure, modification or destruction of information, defective products, production downtimes and operational disruptions. In addition, a cyber-related attack could result in other negative consequences, including damage to our reputation or competitiveness, remediation or increased protection costs, litigation or regulatory action. While we carry cyber liability insurance, such insurance may not cover us with respect to any or all claims or costs associated with such a breach. Although we have experienced occasional cybersecurity incidents and/or attempted breaches of our computer systems, to date we do not believe any of these breaches have had a material effect on our business strategy, results of operations, or financial condition.

Failure to comply with laws relating to the confidentiality of sensitive personal information or standards related to the transmission of electronic health data, may require us to make significant changes to our products, or incur penalties or other liabilities.

State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These measures may govern the disclosure and use of personal and patient medical record information and may require users of such information to implement specified security measures, and to notify individuals in the event of privacy and security breaches. Evolving laws and regulations in this area could restrict the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products in a timely manner, either of which could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving submission of claims to third-party payors. These standards also continue to evolve and are often unclear and difficult to apply. We have incurred and expect that we will continue to incur significant costs implementing additional security measures to protect against new or enhanced data security or privacy threats, or to comply with current and new federal, state and international laws governing the unauthorized disclosure or exfiltration of confidential and personal information which are continuously being enacted and proposed. Outside the U.S., we are impacted by privacy and data security requirements at the international, national and regional level, and on an industry specific basis. More privacy and security laws and regulations are being adopted, and more are being enforced, with potential for significant financial penalties. In the EU, increasingly stringent data protection and privacy rules have been enacted. The EU General Data Protection Regulation (GDPR) applies uniformly across the EU and includes, among other things, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances. The GDPR also requires companies processing personal data of individuals residing in the EU to comply with EU privacy and data protection rules. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

BUSINESS CONTINUITY AND RELIANCE ON THIRD PARTIES

Supply Chain and Manufacturing

Supply chain constraints and inflationary pressures have had, and in the future, may have, a material adverse effect on our ability to procure raw materials and components, including semiconductor chips, and to meet customer demand for, and increase our costs to manufacture, warehouse, and transport, certain of our products.

Global supply constraints have had an adverse effect on our ability to meet customer demand, and increased our costs to manufacture, transport and warehouse a certain subset of our products. In particular, our ability to manufacture our Breast Health capital equipment products, primarily, but not limited to, our 3D Dimensions systems, Trident specimen radiography systems, Affirm Prone Biopsy systems and Brevera systems, is dependent on the supply of such raw materials and components, including semiconductor chips. If going forward we are unable to obtain sufficient quantities of raw materials and components on commercially reasonable terms or in a timely manner, our ability to manufacture our capital equipment products, in particular, our Breast Health products, on a timely and cost-competitive basis could materially adversely affect our revenues and results of operations and harm our competitive position and reputation.

Our reliance on one third-party manufacturer for certain of our product lines and a limited number of suppliers for some key raw materials, components and subassemblies for our products exposes us to increased risks associated with production delays, delivery schedules, manufacturing capability, quality control, quality assurance and costs.

We have sole source third-party manufacturers for each of our Panther molecular diagnostics instruments and for our Skeletal Health products. Similarly, we rely on one or a limited number of suppliers for some key components or subassemblies for our products due to cost, quality, expertise or other considerations. We have no firm long-term volume commitments with certain of our sole source suppliers, including the manufacturers of our Panther instruments. Similarly, we rely on one or a limited number of suppliers for some key raw materials for our products due to cost, quality, expertise or other considerations, and some of these suppliers are competitors. For example, F. Hoffmann-LaRoche Ltd, a direct competitor of our Diagnostics business, is the parent company of Roche, our current supplier of certain key raw materials for certain of our amplified NAT diagnostic assays. GE Healthcare Bio-Sciences Corp., an affiliate of GE, supplies us with the membranes used in connection with our ThinPrep product line. GE is a direct competitor with our Breast Health and Skeletal Health businesses. Moreover, we use certain components in our products, including semiconductor chips, that have been the subject of global supply chain shortages and disruptions. If any of our sole source manufacturers or suppliers, or other third-party manufacturers or suppliers, experiences delays, disruptions, capacity constraints or quality control problems in its development or manufacturing operations or becomes insolvent or otherwise fails to supply us with goods in sufficient quantities, including as a result of disruptions caused by epidemics or pandemics, natural disasters, supplier facility shutdowns, or otherwise, then shipments to our customers could be delayed, which would decrease our revenues and harm our competitive position and reputation. Moreover, the failure of a supplier to provide sufficient quantities, acceptable quality and timely delivery of goods at an acceptable price, or an interruption in the delivery of goods from such a supplier could adversely affect our business and results of operations. Obtaining alternative sources of supply of products, components, subassemblies or raw materials could involve significant delays and other costs and regulatory challenges and may not be available to us on reasonable terms, if at all.

We may in the future need to find new contract manufacturers or suppliers to replace existing manufacturers or suppliers, increase our volumes or reduce our costs. We may not be able to find contract manufacturers or suppliers that meet our needs, including regulatory requirements, and even if we do, the process of qualifying such alternative manufacturers and suppliers is often expensive and time consuming. As a result, we may lose revenues and our customer relationships may suffer.

Business Continuity

Interruptions, delays, shutdowns or damage at our manufacturing or laboratory facilities, or the facilities of third parties on which we depend, could harm our business.

In most cases, the manufacturing and warehousing of each of our products is concentrated in one or a few locations. In addition, we rely on a single laboratory facility to process each of our Biotheranostics gene expression tests for breast cancer. An interruption in manufacturing, testing capabilities or warehousing at any of these facilities, as a result of equipment failure, transportation interruptions, disruptions caused by strikes or other labor unrest, epidemics or pandemics, natural disaster, environmental factors or property damage could reduce, delay or prevent the production and distribution of our products. Our facilities and those of our contract manufacturers, suppliers, customers or third parties on which we depend are also subject to the risk of disruption or catastrophic loss due to unanticipated events, such as fires, earthquakes, explosions, floods or weather conditions, or other events outside of our control. Any such disruptions or other delays and cancellations of elective procedures and exams may cause reduced demand for our products. Our facilities may experience plant shutdowns, strikes or other labor disruptions, or periods of reduced production as a result of equipment failures, loss of power, gray outs, delays in deliveries or extensive damage, which could harm our business and prospects. Some of our manufacturing operations are located outside the U.S., including in Costa Rica and the United Kingdom. Those manufacturing operations are also subject to additional challenges and risks associated with international operations described herein.

Pandemics or disease outbreaks, such as the COVID-19 pandemic, have created and may in the future create significant volatility, uncertainty and economic disruption in the markets we sell our products into and operate in, primarily the U.S., Europe, and Asia-Pacific and may negatively impact business and healthcare activity globally. The extent to which pandemics, disease outbreaks or a similar widespread health concern impacts our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the speed and extent of geographic spread of the disease, the duration of the outbreak, travel restrictions, the efficacy of vaccination and treatment; delays and cancellations of elective procedures and exams; impact on the U.S. and international healthcare systems, the U.S. economy and worldwide economy; the timing, scope and effectiveness of U.S. and international governmental response; and the impact on the health, well-being and productivity of our employees. In addition, healthcare professional and staff strikes or other work stoppages may in the future cause reduced demand for our products.

CUSTOMER CONCENTRATION AND DISTRIBUTORS

Our Diagnostics segment depends on a small number of customers for a significant portion of its product sales, and the loss of any of these customers or any cancellation or delay of a large purchase by any of these customers could significantly reduce revenues in our Diagnostics segment.

Although we do not currently have any customers that represent more than 10% of our consolidated revenues, a material portion of product sales in our Diagnostics segment comes from (and we anticipate will continue to come from) a limited number of customers, two of which accounted for 12.8% and 10.1% of our Diagnostics segment revenue in fiscal 2024. No customer represented more than 10% of Diagnostics revenue in fiscal 2023 or 2022. The loss of any of these key customers, or a significant reduction in sales volume or pricing to these customers, could significantly reduce our Diagnostics segment revenues or profitability.

We utilize distributors for a portion of our sales, the loss of which could harm our revenues in the territory serviced by these distributors.

We rely on strategic relationships with a number of key distributors for sales and service of our products. If any of our strategic relationships terminate without replacement or if our strategic partners fail to perform their contractual obligations, our revenues and/or ability to service our products in the territories serviced by these distributors could be adversely affected. We do not control our distributors, and these parties may not be successful in marketing our products. These parties may fail to commit the necessary resources to market and sell our products to the level of our expectations.

If we elect to distribute new products directly, we will have to invest in additional sales and marketing resources, including additional field sales personnel, which would significantly increase future selling, general and administrative expenses. If we fail to successfully market our products, our product sales will decrease. We may also be exposed to risks as a result of transitioning a territory from a distributor sales model to a direct sales model, such as difficulties maintaining relationships with specific customers, hiring appropriately trained personnel or ensuring compliance with local product registration requirements, any of which could result in lower revenues than previously received from the distributor in that territory.

TALENT AND EMPLOYEE RETENTION

Our success depends on our ability to attract, motivate and retain key personnel and plan for future executive transitions.

The loss of any of our key personnel, particularly executive management or key research and development personnel, could harm our business and prospects and could impede the achievement of our research and development, operational or strategic objectives. We also continue to face the challenges of maintaining employee well-being, recognizing that the continued additional financial, family and health burdens that many employees may be experiencing due to macroeconomic uncertainties, including inflation, and other factors, may adversely impact job performance and employee retention. Additionally, in our industry, there is substantial competition for key personnel in the regions in which we operate. We face intense competition for employees, particularly as employees are increasingly able to work remotely. Also, facilitating seamless leadership transitions for key positions is a critical factor in sustaining the success of our organization. If our succession planning efforts are not effective, it could adversely impact our business. We continue to assess the key personnel that we believe are essential to our long-term success. Future organizational changes could also cause our employee attrition rate to increase. If we fail to effectively manage any organizational and/or strategic changes, our financial condition, results of operations, and reputation, as well as our ability to successfully attract, motivate and retain key employees, could be harmed.

INTELLECTUAL PROPERTY

Our business is dependent on technologies we license, and if we fail to maintain these licenses or license new technologies and rights to particular nucleic acid sequences for targeted diseases in the future, we may be limited in our ability to develop new products.

Our business is dependent on licenses from third parties for some of our key technologies. For example, our patented TMA technology is based on technology we licensed from Stanford University. We anticipate that we will enter into new licensing arrangements in the ordinary course of business to expand our product portfolio and access new technologies to enhance our products and develop new products. Many of these licenses will provide us with exclusive rights to the subject technology or disease marker. If our license with respect to any of these technologies or markers is terminated for any reason, we may not be able to sell products that incorporate that technology. Similarly, we may lose competitive advantages if we fail to maintain exclusivity under an exclusive license.

Our ability to develop additional diagnostic tests for diseases may depend on the ability of third parties to discover particular sequences or markers and correlate them with disease, as well as the rate at which such discoveries are made. Our ability to design products that target these diseases may depend on our ability to obtain the necessary rights from the third parties that make any of these discoveries. In addition, there are a finite number of diseases and conditions for which our NAT diagnostic assays may be economically viable. If we are unable to access new technologies or the rights to particular sequences or markers necessary for additional diagnostic products on commercially reasonable terms, we may be limited in our ability to develop new diagnostic products.

Our products and manufacturing processes may require access to technologies and materials that may be subject to patents or other intellectual property rights held by third parties. Our business could be adversely affected if we are unable to obtain the additional intellectual property rights necessary to commercialize our products.

Our business could be harmed if we are unable to protect our proprietary technology.

We have relied primarily on a combination of trade secrets, patents, copyrights, trademarks and confidentiality procedures to protect our products and technology. Despite these precautions, unauthorized third parties may infringe, misappropriate or otherwise violate our intellectual property, or copy or reverse engineer portions of our technology. The pursuit and assertion of a patent right, particularly in areas like nucleic acid diagnostics and biotechnology, involve complex determinations and, therefore, are characterized by substantial uncertainty. We do not know if current or future patent applications will be issued with the full scope of the claims sought, if at all, or whether any patents that are issued will be challenged or invalidated. The patents that we own or license could also be subjected to invalidation proceedings or similar disputes, and an unfavorable outcome could require us to cease using the related technology or to attempt to license rights to the technology from the prevailing party. There is also a risk that intellectual property laws outside of the U.S. will not protect our intellectual property rights to the same extent as intellectual property laws in the U.S. Even if our proprietary information is protected by patents or otherwise, the initiation of actions to protect our proprietary information could be costly and divert the efforts and attention of our management and technical personnel, and the outcome of such litigation is often uncertain. As a result of these uncertainties, we could also elect to forego such litigation or settle such litigation without fully enforcing our proprietary rights. In the absence of significant patent protection, we may be vulnerable to competitors who attempt to copy our products, processes or technology. Additionally, rights provided by a patent are finite in time. Over the coming years, certain patents relating to current products will expire in the U.S. and abroad thus allowing third parties to utilize certain of our technologies.

Our business could be harmed if we infringe upon the intellectual property rights of others.

There has been substantial litigation regarding patent and other intellectual property rights in medical devices, diagnostic products and related industries. We are and have been involved in patent litigation and may in the future be subject to further claims of infringement of intellectual property rights possessed by third parties. In connection with claims of patent infringement, we may seek to enter into settlement and/or licensing arrangements. There is a risk in these situations that no license will be available or that a license will not be available on reasonable terms. Alternatively, we may decide to litigate such claims or to design around the technology. These actions could be costly and would divert the efforts and attention of our management and technical personnel. As a result, any infringement claims by third parties or claims for indemnification by customers resulting from infringement claims, whether or not proven to be true, may harm our business and prospects.

INDEBTEDNESS

We have a significant amount of indebtedness outstanding, which limits our operating flexibility, and could adversely affect our operations and financial results and prevent us from fulfilling our obligations.

As of September 28, 2024, we had approximately $2.55 billion aggregate principal of indebtedness outstanding (exclusive of additional funds that would be available to draw under our revolver), and we may incur additional indebtedness in the future. We also have other contractual obligations and deferred tax liabilities, which as of September 28, 2024, are described under "Notes to Consolidated Financial Statements — Income Taxes, and Non-cancelable Purchase Commitments." This significant level of indebtedness and our other obligations may:

- make it more difficult for us to satisfy our obligations with respect to our outstanding indebtedness;
- increase our vulnerability to general adverse economic and industry conditions, including increases in interest rates;
- require us to dedicate a substantial portion of our cash flow from operations to interest and principal payments on our indebtedness, which would reduce the availability of our cash flow to fund working capital, capital expenditures, expansion efforts, strategic transactions and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we participate;
- place us at a competitive disadvantage compared to our competitors that have less debt; and
- limit our ability to borrow additional funds for working capital, capital expenditures, expansion efforts, strategic transactions or other general corporate purposes.

In addition, the terms of our financing obligations contain certain covenants that restrict our ability, and that of our subsidiaries, to engage in certain transactions and may impair our ability to respond to changing business and economic conditions, including, among other things, limitations on our ability to:

- incur indebtedness or issue certain preferred equity;
- pay dividends, repurchase our common stock, or make other distributions or restricted payments;
- make certain investments;
- agree to payment restrictions affecting the restricted subsidiaries;
- sell or otherwise transfer or dispose of assets, including equity interests of our subsidiaries;
- enter into transactions with our affiliates;
- create liens;
- designate our subsidiaries as unrestricted subsidiaries;
- consolidate, merge or sell substantially all of our assets; and
- use the proceeds of permitted sales of our assets.

Our credit facilities also require us to satisfy certain financial covenants. Our ability to comply with these provisions may be affected by general economic conditions, political decisions, industry conditions and other events beyond our control. Our failure to comply with the covenants contained in our credit facilities, including financial covenants, could result in an event of default, which could materially and adversely affect our results of operations and financial condition.

If there were an event of default under one of our debt instruments or a change of control, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately and may be cross-defaulted to other debt, including our outstanding notes. Our assets or cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default or a change of control, and there is no guarantee that we would be able to repay, refinance or restructure the payments on such debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

We may not be able to generate sufficient cash flow to service all of our indebtedness and other obligations.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures, strategic transactions and expansion efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business may not be able to generate sufficient cash flow from operations, and we cannot assure that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness as such indebtedness matures and to fund our other liquidity needs. If this occurs, we will need to refinance all or a portion of our indebtedness on or before maturity, and there can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all. We may need to adopt one or more alternatives, such as reducing or delaying planned expenses and capital expenditures, selling assets, restructuring debt, or obtaining additional equity or debt financing. These alternative strategies may not be effected on satisfactory terms, if at all. Our ability to refinance our indebtedness or obtain additional financing, or to do so on commercially reasonable terms, will depend on, among other things, our financial condition at the time, restrictions in agreements governing our indebtedness, and other factors, including the condition of the financial markets and the markets in which we compete. If we do not generate sufficient cash flow from operations, and additional borrowings, refinancings or proceeds from asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations.

A significant portion of our indebtedness is subject to floating interest rates, which may expose us to higher interest payments.

A significant portion of our indebtedness is subject to floating interest rates, which makes us more vulnerable in the event of adverse economic conditions, increases in prevailing interest rates, or a downturn in our business. As of September 28, 2024, approximately $1.2 billion aggregate principal of our indebtedness, which represented the outstanding principal under our credit facilities, was subject to floating interest rates. We currently have hedging arrangements (interest rate swaps) in place to partially mitigate the impact of higher interest rates. We have two consecutive interest rate swaps that will provide us with a continued hedge, in the notional amounts of $500 million, through September 25, 2026.

GENERAL RISK FACTORS

Provisions in our charter, bylaws, and indebtedness may have the effect of discouraging advantageous offers for our business or common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

Our charter, bylaws, and the provisions of the Delaware General Corporation Law include provisions that may have the effect of discouraging or preventing a change of control. Our indebtedness also contains provisions which either accelerate or require us to offer to repurchase the indebtedness at a premium upon a change of control. These provisions could limit the price that our stockholders might receive in the future for shares of our common stock.

Our stock price is volatile.

The market price of our common stock has been, and may continue to be, highly volatile. We believe that a variety of factors could cause the price of our common stock to fluctuate, perhaps substantially, including:
- new, or changes in, recommendations, guidelines or studies that could affect the use of our products;
- announcements and rumors of developments related to our business, including changes in reimbursement rates or regulatory requirements, proposed and completed acquisitions, or the industry in which we compete;
- published studies and reports relating to the comparative efficacy of products and markets in which we participate;
- quarterly fluctuations in our actual or anticipated operating results and order levels;
- general conditions in the U.S. or worldwide economy;
- our stock repurchase program;
- announcements of technological innovations;
- new products or product enhancements by us or our competitors;
- developments in patents or other intellectual property rights and litigation;
- developments in relationships with our customers and suppliers;
- the implementation of healthcare reform legislation and the adoption of additional reform legislation in the future; and
- the success or lack of success of integrating our acquisitions.

In addition, the stock market in general and the markets for shares of "high-tech" and life sciences companies, have historically experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Any such fluctuations in the future could adversely affect the market price of our common stock, and the market price of our common stock may decline.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures designed to protect the security, confidentiality, integrity, and availability of our business systems and information. We base our cybersecurity risk management program upon and measure it against the National Institute of Standards and Technology (NIST) Cybersecurity Framework 2.0.

Our cybersecurity risk management program includes the following:
- A dedicated staff of cybersecurity and risk management professionals;
- Defined security policies and standards;
- Annual mandatory employee cybersecurity and privacy compliance awareness training;
- Cybersecurity tooling for detecting and responding to cyber incidents;
- Cybersecurity incident response and major crisis plans that govern activities such as detection, coordination, remediation, recovery, and escalation to senior management and, where appropriate, our Audit and Finance Committee and our Board;
- Disaster recovery plans;
- Periodic tabletop exercises to promote awareness and improve internal processes;
- Periodic penetration testing and vulnerability management processes; and
- Third-party risk assessments for suppliers and vendors, which may require such third parties to sign data processing agreements, comply with particular security controls, or complete an additional security and privacy assessment.

Our program also utilizes third-party security providers for specialized areas, including penetration testing, staff augmentation, consulting and other on-demand cybersecurity services. We also leverage a managed security service provider to augment our cybersecurity organization and to provide additional monitoring and response capabilities.

We have integrated cybersecurity related risks into our enterprise risk management program, which is designed to identify, prioritize, assess, monitor and mitigate the various risks confronting our Company, including both external and internal cybersecurity risks. When identified, risks are reported to relevant business and governance leaders within the Company for appropriate action. When potential improvements are identified, we weigh the costs and benefits of such improvements (including against other potential improvements) and, if selected, the improvements are added to a roadmap for possible implementation.

As a global company, we manage a variety of cybersecurity threats and cannot wholly eliminate the risk of adverse impacts from such incidents. Further, the scope and impact of any future incident cannot be predicted. However, as of the date of this Form 10-K, we are not aware of cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of our operations or financial condition. For additional information on the risks from cybersecurity threats that we face, please refer to the "Risk Factors" in Part I, Item 1A. of this Form 10-K.

Governance

Our cybersecurity risk management program is led by our Chief Information Security Officer (CISO), who oversees a dedicated cybersecurity and risk management team, which works in partnership across the Company, under the direction of our Chief Information Officer (CIO). Our CISO has over 20 years of experience working in defense and cybersecurity and has served in various cybersecurity leadership roles within Fortune 500 companies. He and our cybersecurity team have extensive experience in leading and addressing IT risk management, security architecture and engineering, security operations, data security, and identity and access management. Our CISO also works closely with our legal team to oversee compliance with legal, regulatory and contractual security requirements.

As part of management's oversight of our cybersecurity program, we also maintain an executive-level cybersecurity steering committee, comprised of Hologic's Chief Financial Officer, General Counsel, Head of Internal Audit, Chief Information Officer, Head of Human Resources, Head of Global Supply Chain, and Division President of Breast and Skeletal Health, to help address cybersecurity risks at an enterprise level. The cybersecurity steering committee is a decision-making body that coordinates and communicates the direction, current state, and oversight of our cybersecurity and risk management programs.

While our Board oversees our overall risk management process, as part of its oversight, the Board has delegated primary responsibility for the oversight of cybersecurity risks, including management's steps to monitor and control such risks, to our Audit and Finance Committee. On a quarterly basis, our CIO and CISO provide updates to the Audit and Finance Committee on the cybersecurity and related risk management programs, including recent developments and current risk assessments. Our CIO and CISO typically also meet in person with the Audit and Finance Committee twice annually for a more detailed discussion of significant threats, risk mitigation strategies, any security program assessments and identified improvements. Additionally, our CIO and CISO meet at least annually with the full Board and report on the Company's Information Technology program and more specifically, cybersecurity matters.

Item 2. Properties

We own and lease real estate property to support our business, including manufacturing, marketing, research and development, logistical support and administration. The following lists those properties that we own or lease that we believe are material to our business. We believe that we have adequate space for our anticipated needs and that suitable additional space will be available at commercially reasonable prices as needed.

Material Properties Owned:	Primary Use
Newark, DE	Breast Health DirectRay digital detector research and development and plate manufacturing operations
Manchester, UK	Administrative and supply chain operations
Londonderry, NH	Diagnostics manufacturing operations
San Diego, CA	Diagnostics headquarters, including administrative and manufacturing operations
San Diego, CA	Diagnostics research and development, administrative and manufacturing operations

Material Properties Leased:	Primary Use	Lease Expiration (fiscal year)	Renewals
Marlborough, MA	Headquarters, including research and development, manufacturing and distribution operations	2034	1, five-year period
Marlborough, MA	Manufacturing operations	2029	None
Alajuela, Costa Rica	Administrative and Surgical and Breast Health manufacturing facility	2028	2, five-year periods
Manchester, UK	Diagnostics manufacturing operations	2035	None

We also lease various administrative and customer support centers throughout the world including in Brussels, Belgium, Berlin, Germany, Madrid, Spain, United Kingdom and Shanghai and Beijing, China. In addition, we also lease space for smaller, specialized research and development and manufacturing operations at various additional locations, including Ougrée, Belgium.

Item 3. Legal Proceedings

For a discussion of legal matters as of September 28, 2024, please see Note 16 to our consolidated financial statements entitled "Litigation and Related Matters," which is incorporated by reference into this item.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information. Our common stock is traded on the Nasdaq Global Select Market under the symbol "HOLX."

Number of Holders. As of November 21, 2024, there were approximately 703 holders of record of our common stock, including multiple beneficial holders at depositories, banks and brokers listed as a single holder in the street name of each respective depository, bank or broker.

Dividend Policy. We have never declared or paid cash dividends on our capital stock, and we currently have no plans to do so. Our current policy is to retain all of our earnings to finance future growth (including acquisitions), pay down our existing indebtedness and repurchase our common stock. The existing covenants under certain of our credit facilities also place limits on our ability to issue dividends and repurchase stock.

Recent Sales of Unregistered Securities. We did not sell unregistered securities during the fourth quarter of fiscal 2024.

Issuer's Purchases of Equity Securities

Period of Repurchase	Total Number of Shares Purchased (#) (2)	Average Price Paid Per Share ($) (2)	Total Number of Shares Purchased As Part of Publicly Announced Plans or Programs (#) (2)	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under Our Programs (in millions) ($) (1)(2)
June 30, 2024 – July 27, 2024	4,010	$ 72.94	4,010	$ 248.3
July 28, 2024 – August 24, 2024	190,607	80.00	190,607	233.1
August 25, 2024 – September 28, 2024	534,228	79.96	534,228	1,690.3
Total	728,845	$ 79.93	728,845	$ 1,690.3

(1) On September 12, 2024, the Board of Directors authorized a stock repurchase program, with a five-year term, to repurchase up to $1.5 billion of the Company's outstanding stock. This new stock repurchase authorization is in addition to the Company's prior stock repurchase authorization. As of September 28, 2024, $1.5 billion remained unused under this program.

(2) On September 22, 2022, the Board of Directors authorized a stock repurchase program, with a five-year term, to repurchase up to $1.0 billion of the Company's outstanding common stock, effective as of the close of trading on September 23, 2022. As of September 28, 2024, $190.3 million remained unused under this program.

These programs do not obligate the Company to acquire a minimum number of shares. Under these programs, shares may be repurchased in privately negotiated and/or open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act. For additional information regarding the Company's repurchase programs, please see "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Stock Repurchase Program.*"

Stock Performance Graph

The following information shall not be deemed to be "filed" with the SEC nor shall the information be incorporated by reference into any filings under the Securities Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act or the Exchange Act.

The following graph compares cumulative total shareholder return on our common stock since September 28, 2019 with the cumulative total return of the Standard & Poor's 500 Index and the S&P Health Care Supplies Index. This graph assumes the investment of $100 on September 28, 2019 in our common stock. Measurement points are the last trading day of each respective fiscal year.



Item 6. Reserved

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements, the information described under the caption "Risk Factors" in Part I, Item 1A of this Annual Report and our Special Note Regarding Forward-Looking Statements at the outset of this Annual Report.

OVERVIEW

We are a developer, manufacturer and supplier of premium diagnostics products, medical imaging systems and surgical products focused on women's health and well-being through early detection and treatment. We sell and service our products through a combination of direct sales and service personnel and a network of independent distributors and sales representatives. We operate in four segments: Diagnostics, Breast Health, GYN Surgical and Skeletal Health.

Through our Diagnostics segment, we offer a wide range of diagnostic products, which are used primarily to aid in the screening and diagnosis of human diseases. Our primary Diagnostics products include our molecular diagnostic assays, which run on our advanced instrumentation systems (Panther and Panther Fusion), our ThinPrep cytology system, including our Genius Digital Diagnostics System, and the Rapid Fetal Fibronectin Test. Our Aptima family of molecular diagnostic assays is used to detect, among other things, the infectious microorganisms that cause common sexually transmitted diseases, or STDs, such as chlamydia and gonorrhea, or CT/NG; certain high-risk strains of human papillomavirus, or HPV; *Trichomonas vaginalis*, the parasite that causes trichomoniasis; Mycoplasma genitalium; and Herpes Simplex viruses 1 and 2. We also offer viral load tests for the quantitation of Hepatitis B virus, Hepatitis C virus, human immunodeficiency virus, or HIV-1, and human cytomegalovirus, or CMV, for use on our Panther instrument system. In addition, we offer bacterial vaginosis and candida vaginitis assays for the diagnosis of vaginitis, a common and complex ailment affecting millions of women a year. Our assay portfolio also includes diagnostic tests for a range of acute respiratory infections, including SARS-CoV-2, various strains of influenza and parainfluenza, and respiratory syncytial virus, as well as a test for the detection of Group B Streptococcus, or GBS, that are run on the Panther Fusion system, a field upgradeable instrument addition to the base Panther system. In response to the COVID-19 pandemic, we developed and launched the Aptima SARS-CoV-2 assay and the Aptima SARS-CoV-2/Flu assay (each of which runs on our standard Panther system) and the Panther Fusion SARS-CoV-2 assay and the Panther Fusion SARS-CoV-2/Flu A/B/RSV assay (which run on our Panther Fusion system). In May 2022, we obtained CE-marking for two new molecular assays, Panther Fusion EBV Quant assay for quantitation of Epstein-Barr virus, and the Panther Fusion BKV Quant assay for quantitation of the BK virus. These two assays are the first quantitative real-time PCR assays on the Panther Fusion system, and, together with the Aptima CMV Quant assay, expand our menu of transplant monitoring assays. The ThinPrep System is primarily used in cytology applications, such as cervical cancer screening, and the Rapid Fetal Fibronectin Test assists physicians in assessing the risk of pre-term birth. We also generate service revenues from our CLIA-certified laboratory for testing related to breast cancer and all metastatic cancers.

Our Breast Health segment offers a broad portfolio of solutions for breast imaging, biopsy, breast surgery and pathology. These solutions include 3D digital mammography systems, image analysis software utilizing artificial intelligence, reading workstations, minimally invasive breast biopsy guidance systems, breast biopsy site markers, localization, and specimen radiology systems. Our most advanced breast imaging platforms, Selenia 3D Dimensions and 3Dimensions systems, utilize tomosynthesis to produce 3D images that show multiple contiguous slice images of the breast.

Our GYN Surgical products include our MyoSure hysteroscopic tissue removal system, our NovaSure endometrial ablation system, our Fluent fluid management system, our Acessa ProVu laparoscopic radiofrequency ablation system, as well as our CoolSeal vessel sealing portfolio and our JustRight surgical stapler. The MyoSure suite of devices offers four options to provide incision-less removal of fibroids, polyps, and other pathology within the uterus. The NovaSure portfolio is comprised of the NovaSure ADVANCED device and the NovaSure V5 device for the treatment of abnormal uterine bleeding. The Fluent and Fluent Pro fluid management system provides liquid distention during diagnostic and operative hysteroscopic procedures. The Acessa ProVu system is a fully integrated system that uses laparoscopic ultrasound, guidance mapping and radiofrequency ablation to treat nearly all types of fibroids. The CoolSeal portfolio includes the CoolSeal Trinity, CoolSeal Reveal, and CoolSeal Mini advanced bipolar vessel sealing devices. The JustRight 5 mm stapler features a smaller instrument profile and is used for laparoscopic general and pediatric surgery.

Our Skeletal Health segment's products include the Horizon DXA, a dual energy x-ray system, which evaluates bone density and performs body composition assessments, and the Fluoroscan Insight FD mini C-arm, which assists in performing minimally invasive orthopedic surgical procedures on a patient's extremities, such as the hand, wrist, knee, foot, and ankle.

Unless the context otherwise requires, references to we, us, Hologic or our company refer to Hologic, Inc. and its consolidated subsidiaries.

Acquisitions and Dispositions

The following sets forth a description of certain of our acquisitions and dispositions we have completed in our last two fiscal years:

Endomag

On July 25, 2024, we completed the acquisition of Endomagnetics Ltd ("Endomag") for a purchase price of $313.9 million. Endomag, located in the U.K., develops and sells breast surgery localization and lymphatic tracing technologies. Based on our preliminary valuation, we allocated $197.8 million of the purchase price to the value of intangible assets and $138.9 million to goodwill. The allocation of the purchase price is preliminary as we continue to gather information supporting the acquired assets and liabilities. Endomag's results of operations are reported in our Breast Health segment.

SuperSonic Imagine Ultrasound Imaging

On September 28, 2023, we entered into a definitive agreement to sell our SSI ultrasound imaging business to SSH Holdings Limited for a sales price of $1.9 million in cash. The sale was completed on October 3, 2023. We also agreed to provide certain transition services for up to one year, depending on the nature of the service. The SSI ultrasound imaging asset group met the criteria to be classified as assets held-for-sale in the fourth quarter of fiscal 2023. As a result, we recorded a charge of $51.7 million in the fourth quarter of fiscal 2023 to record the asset group at its fair value less costs to sell pursuant to ASC 360, *Property, Plant and Equipment—Impairment or Disposal of Long-Lived Assets*.

RESULTS OF OPERATIONS

Fiscal Year Ended September 28, 2024 Compared to Fiscal Year Ended September 30, 2023

Product Revenues

| | Fiscal Years Ended | | | | | |
| | September 28, 2024 | | September 30, 2023 | | Change | |
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
Product Revenues						
Diagnostics	$ 1,658.3	41.1 %	$ 1,764.4	43.8 %	$ (106.1)	(6.0)%
Breast Health	912.9	22.7 %	836.6	20.8 %	76.3	9.1 %
GYN Surgical	635.0	15.8 %	600.0	14.9 %	35.0	5.8 %
Skeletal Health	48.9	1.2 %	78.9	2.0 %	(30.0)	(38.0)%
	$ 3,255.1	80.8 %	$ 3,279.9	81.4 %	$ (24.8)	(0.8)%

We had a decrease in product revenues of 0.8% in fiscal 2024 compared to fiscal 2023. This decrease was primarily due to a decrease in Diagnostics revenue as a result of lower COVID-19 assay sales and to a lesser extent a decrease in Skeletal revenue. In addition, the prior year period included an extra week based on our fiscal calendar. Partially offsetting this decrease was an increase in Breast Health revenue as supply chain constraints continued to have a significant impact in the first quarter of the prior year and to a lesser extent an increase in our GYN Surgical business.

Diagnostics product revenues decreased 6.0% in fiscal 2024 compared to fiscal 2023 primarily due to a decrease in Molecular Diagnostics of $100.8 million. The decrease was primarily driven by a decrease of $169.6 million in sales from our two SARS-CoV-2 assays due to lower volumes, which we primarily attribute to lower demand from an improvement in the COVID-19 pandemic and greater use of rapid tests compared to the prior year. We expect sales of our two SARS-CoV-2 assays to continue to decline in fiscal 2025 compared to fiscal 2024. In addition, we had a reduction in CT/GC revenue, primarily from slightly lower average selling prices, and a reduction in legacy Mobidiag products. These decreases were partially offset by an increase in volumes of our BV/CV assays, Fusion respiratory products and to a lesser extent an increase in Cytology instruments and related products in our international markets.

Breast Health product revenues increased 9.1% in fiscal 2024 compared to fiscal 2023 primarily due to an increase in volumes of our digital mammography systems, primarily 3Dimensions systems and related workstation and workflow products including software, and to a lesser extent an increase in Trident systems unit sales. The increase in volume was primarily driven by the improvement in supply chain constraints related to electronic components which have substantially abated. In addition, we had an increase in sales of our interventional breast solutions products of $21.6 million in the current fiscal year compared to the prior fiscal year primarily driven by higher volumes of Brevera disposables and Somatex Tumark markers. To a lesser extent there was an increase in average selling prices of ATEC disposable products. In addition, the Endomag acquisition contributed an incremental $6.6 million in product revenue. These increases were partially offset by a decrease in sales of SSI ultrasound imaging products of $14.6 million in the current fiscal year compared to the prior fiscal year as a result of the sale of this business in the beginning of the first quarter of fiscal 2024, and a reduction in volumes of our Localizer consumables.

GYN Surgical product revenues increased 5.8% in fiscal 2024 compared to fiscal 2023, primarily due to increases in the sales volume of our MyoSure devices and Fluent fluid management products, partially offset by lower volumes and average selling prices of our NovaSure devices in the U.S. The reduction of U.S. NovaSure devices was partially offset by an increase in volumes internationally, primarily in Western Europe.

Skeletal Health product revenues decreased 38.0% in fiscal 2024 compared to fiscal 2023 primarily due to a decrease in sales volume of our Horizon DXA systems as a temporary stop-ship was implemented during the third quarter of fiscal 2024 due to a non-conformance matter pertaining to electromagnetic compatibility requirements. We are working to resolve this issue with our suppliers and expect to resume shipments during the first quarter of fiscal 2025. To a lesser extent, we had a decrease in sales volumes of our Insight FD systems from competitive pressures.

At the end of any of our fiscal quarters and years, there remain open orders, primarily related to consumable products, that are not fulfilled until the beginning of the subsequent quarter or year, depending on a number of factors, including but not limited to management discretion to defer shipping orders based on achieving certain financial targets, customer ordering patterns, and various operational and logistical issues. The estimated annual effect of this over the last three fiscal years has been less than 0.5% of consolidated revenues.

Product revenues by geography as a percentage of total revenues were as follows:

	Years Ended	
	September 28, 2024	September 30, 2023
United States	73.0 %	74.0 %
Europe	14.2 %	13.9 %
Asia-Pacific	6.8 %	6.6 %
Rest of World	6.0 %	5.5 %
	100.0 %	100.0 %

The percentage of product revenue derived from the U.S. decreased, which we primarily attribute to the decrease in sales from our two SARS-CoV-2 assays and a decrease in sales volumes of our Horizon DXA systems. This decrease was partially offset by an increase in sales of our 3D Dimensions systems and related workflow products, and an increase in GYN Surgical sales in the U.S. The increase in Europe was primarily due to an increase in sales of our GYN Surgical products, specifically our MyoSure and NovaSure devices. The increase in Asia-Pacific was primarily due to an increase in sales of our 3D Dimensions systems and to a lesser extent 2D Dimensions systems, and ThinPrep Pap tests in China. We primarily attribute the increase in Rest of World due to an increase in sales of our MyoSure devices, BV/CV assays, Trident HD and Pathvision systems in Canada and an increase in sales of our 3D Dimensions systems in Latin America.

Service and Other Revenues

	Years Ended					
	September 28, 2024		September 30, 2023		Change	
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
Service and Other Revenues	$ 775.2	19.2 %	$ 750.5	18.6 %	$ 24.7	3.3 %

Service and other revenues are primarily comprised of revenue generated from our field service organization to provide ongoing service, installation and repair of our products. Service and other revenues increased 3.3% in fiscal 2024 compared to fiscal 2023 primarily due to an increase in Breast Health service contract revenue from our expanded installed base, partially offset by a reduction in spare parts sales. In addition, we had higher lab testing volumes from our Biotheranostics business, which we primarily attribute to greater adoption of our Breast Cancer Index test. These increases were partially offset by one less week of service contract revenue as the prior fiscal year included an extra week of activity of approximately $7.9 million.

Cost of Product Revenues

	Years Ended					
	September 28, 2024		September 30, 2023		Change	
	Amount	% of Product Sales	Amount	% of Product Sales	Amount	%
Cost of Product Revenues	$ 1,206.2	37.1 %	$ 1,184.3	36.1 %	$ 21.9	1.8 %
Amortization of Acquired Intangible Assets	180.5	5.5 %	205.7	6.3 %	(25.2)	(12.3)%
Impairment of Acquired Intangible Assets and Equipment	39.2	1.2 %	179.5	5.5 %	(140.3)	**
	$ 1,425.9	43.8 %	$ 1,569.5	47.9 %	$ (143.6)	(9.1)%

** Percentage not meaningful

Product gross margin was 56.2% in fiscal 2024 compared to 52.1% in fiscal 2023.

Cost of Product Revenues. The cost of product revenues as a percentage of product revenues was 37.1% in the current year compared to 36.1% in the prior year. Cost of product revenues as a percentage of revenue increased in fiscal 2024 primarily due to a decrease in sales of our SARS-CoV-2 assays, which have higher gross margins compared to our other Diagnostic products and comprised 2.4% and 7.6% of total product revenue in fiscal 2024 and fiscal 2023, respectively.

Diagnostics' product costs as a percentage of revenue increased in fiscal 2024 compared to fiscal 2023 primarily due to lower sales of our SARS-CoV-2 assays, an increase in inventory reserves and higher field service costs for our expanded instrument installed base. Partially offsetting these increases was an increase in volumes of our Women's Health Aptima and Fusion respiratory assays and the shutdown of our Mobidiag manufacturing facility in early fiscal 2024 resulting in lower period costs in fiscal 2024.

Breast Health's product costs as a percentage of revenue decreased in fiscal 2024 compared to fiscal 2023 primarily due to higher sales volumes of our higher margin products, primarily 3D Dimensions and related software products and a slight increase in average selling prices of our biopsy disposables as well as an increase in prices across multiple products in Europe. Also contributing to the decrease in product costs as a percentage of revenue was a decrease in inventory excess and obsolescence charges and freight costs partially offset by an increase in unfavorable manufacturing variances.

GYN Surgical's product costs as a percentage of revenue increased slightly in fiscal 2024 compared to fiscal 2023 primarily due to product mix of higher volumes of lower margin products, mostly attributable to sales of our Fluent fluid management systems, and lower volumes and average selling prices of our NovaSure devices, partially offset by an increase in MyoSure volumes.

Skeletal Health's product costs as a percentage of revenue increased in fiscal 2024 compared to fiscal 2023 primarily due to a $6.5 million charge recorded in the current year to repair certain Horizon DXA units in the field due to a non-conformance matter pertaining to electromagnetic compatibility requirements and to a lesser extent a decrease in volume of Horizon DXA systems due to the temporary stop-ship implemented during the third quarter of fiscal 2024.

Amortization of Acquired Intangible Assets. Amortization of intangible assets included in cost of product revenues relates to acquired developed technology, which is generally amortized over its estimated useful life of between 5 and 15 years using a straight-line method or, if reliably determinable, based on the pattern in which the economic benefits of the assets are expected to be consumed. Amortization expense decreased in fiscal 2024 compared to fiscal 2023 primarily due to lower amortization as a result of an impairment in the prior year related to the Mobidiag acquisition, the disposition of the SSI ultrasound business as of the beginning of the first quarter of fiscal 2024 and the BioZorb impairments recorded in the second and third quarters of fiscal 2024.

Impairment of Intangible Assets and Equipment. During the second quarter of fiscal 2024, in connection with commencing our company-wide annual strategic planning process, we identified indicators of impairment in our BioZorb product line, which was part of the Focal acquisition and included in our Breast Health reportable segment. As a result, we performed an undiscounted cash flow analysis to determine if the cash flows expected to be generated by the BioZorb product line over the remaining estimated useful life of the primary asset were sufficient to recover the carrying value of the asset group. Based on this analysis the undiscounted cash flows were not sufficient to recover the carrying value of the long-lived assets. Therefore, we were required to perform Step 3 of the impairment test and determine the fair value of the asset group. To estimate the fair value of the asset group, we utilized the income approach, which is based on a discounted cash flow (DCF) analysis and calculated the fair value by estimating the after-tax cash flows attributable to the asset group and then discounting the after-tax cash flows to present value using a risk-adjusted discount rate. Based on this analysis, the fair value of the BioZorb asset group was below its carrying value and we recorded an aggregate impairment charge of $26.8 million. The impairment charge was allocated to the BioZorb long-lived assets, of which $25.9 million was allocated to developed technology. During the third quarter of fiscal 2024, the Federal Drug Administration classified a prior safety notice for the BioZorb Marker as a Class I recall. This was a technical classification of a prior safety notice only, not a product removal. Following this, we lowered our forecast for this product line, which is an indicator of impairment. Accordingly, we performed an undiscounted cash flow analysis and determined the cash flows were not sufficient to recover the carrying value of the asset group. We performed a fair value analysis and determined that the fair value of the asset group was immaterial. As a result, we recorded an impairment charge of $13.3 million to developed technology to fully write-off the asset.

During the third quarter of fiscal 2023, in connection with our company-wide annual budgeting and strategic planning process as well as evaluating the current operating performance of our Mobidiag business (included in the Diagnostics reportable segment), including product design and manufacturing requirements, we reassessed the short-term and long-term commercial plans for this business. We made certain operational and strategic decisions to invest and focus more on the long-term success of this business, which resulted in the significant reduction of forecasted revenues and operating results. As a result, we determined indicators of impairment existed and performed an undiscounted cash flow analysis to determine if the cash flows expected to be generated by the Mobidiag business over the estimated remaining useful life of its primary asset were sufficient to recover the carrying value of the asset group. Based on this analysis the undiscounted cash flows were not sufficient to recover the carrying value of the long-lived assets. As a result, we were required to perform Step 3 of the impairment test and determine the fair value of the asset group. To estimate the fair value of the asset group, we utilized the income approach, which is based on a DCF. Assumptions used in the DCF require significant judgment, including judgment about appropriate discount rates, growth rates, and the amount and timing of expected future cash flows. The forecasted cash flows were based on our most recent strategic plan at the time and for periods beyond the strategic plan, our estimates were based on assumed growth rates expected as of the measurement date. We believed the assumptions were consistent with the plans and estimates that a market participant would use to manage the business. The discount rate used was intended to reflect the risks inherent in future cash flow projections and was based on an estimate of the weighted average cost of capital (WACC) of market participants relative to the asset group. We used a discount rate of 17.0%. As a result of this analysis, the fair value of the Mobidiag asset group was below its carrying value. To record the asset group to fair value, the Company recorded an impairment charge of $186.9 million during the third quarter of fiscal 2023. The impairment charge was allocated to the long-lived assets on a pro-rata basis and $153.7 million of developed technology assets and $9.1 million of equipment was written off to cost of product revenues. We believed our assumptions used to determine the fair value of the asset group were reasonable. Actual operating results and the related cash flows of the asset group could differ from the estimated operating results and related cash flows. In the event the asset group does not meet its forecasted projections, additional impairment charges could be recorded in the future.

In addition to the impairment charges discussed above, during the third quarter of fiscal 2023, we also identified indicators of impairment related to our SSI ultrasound imaging business (included in the Breast Health reportable segment). We determined that the fair value of this asset group was approximately zero and the carrying value of the long-lived assets was fully impaired. As a result, we recorded an impairment charge of $26.4 million. The impairment charge was allocated to the long-lived assets and $16.7 million of developed technology assets were written off to cost of product revenues.

Cost of Service and Other Revenues

| | Years Ended | | | | | |
| | September 28, 2024 | | September 30, 2023 | | Change | |
	Amount	% of Service and Other Revenues	Amount	% of Service and Other Revenues	Amount	%
Cost of Service and Other Revenues	$ 376.6	48.6 %	$ 389.4	51.9 %	$ (12.8)	(3.3)%

Service and other revenues gross margin was 51.4% in fiscal 2024 compared to 48.1% in fiscal 2023. The increase in gross margin was primarily due to an increase in lab testing revenue from our Biotheranostics business, which has higher margins than our legacy service business. Additionally, there was a decrease in service department costs related to the extra week in the prior fiscal year and to a lesser extent a decrease in spare parts sales in Breast Health, which have lower gross margins.

Operating Expenses

| | Years Ended | | | | | |
| | September 28, 2024 | | September 30, 2023 | | Change | |
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
Operating Expenses						
Research and development	$ 272.8	6.8 %	$ 294.3	7.3 %	$ (21.5)	(7.3)%
Selling and marketing	585.4	14.5 %	595.2	14.8 %	(9.8)	(1.6)%
General and administrative	409.4	10.2 %	392.4	9.7 %	17.0	4.3 %
Amortization of acquired intangible assets	29.2	0.7 %	28.1	0.7 %	1.1	3.9 %
Impairment of intangible assets and equipment	5.6	0.1 %	44.3	1.1 %	(38.7)	**
Contingent consideration fair value adjustments	1.7	— %	(14.9)	(0.4)%	16.6	(111.4)%
Loss on assets held-for-sale	—	— %	51.7	1.3 %	(51.7)	**
Restructuring charges	41.1	1.0 %	12.0	0.3 %	29.1	242.5 %
	$ 1,345.2	33.3 %	$ 1,403.1	34.8 %	$ (57.9)	(4.1)%

** Percentage not meaningful

Research and Development Expenses. Research and development expenses decreased 7.3% in fiscal 2024 compared to fiscal 2023 primarily due to a decrease in compensation and benefits from lower headcount, primarily in Breast Health and Diagnostics, a decrease in project spend, and the elimination of expenses from our SSI ultrasound business of $11.3 million as a result of its divestiture. To a lesser extent, in the current fiscal year, expenses were lower as the prior year period included an extra week of expenses. These decreases were partially offset by a $10.0 million charge related to the purchase of intellectual property to be used in a development project in Diagnostics that has no future alternative use and a decrease in credits of $7.1 million for funds received from the Biomedical Advanced Research and Development Authority (BARDA) grant to obtain FDA approval of our SARS-CoV-2 in the current fiscal year compared to the prior fiscal year. At any point in time, we have a number of different research projects and clinical trials being conducted and the timing of these projects and related costs can vary from period to period.

Selling and Marketing Expenses. Selling and marketing expenses decreased 1.6% in fiscal 2024 compared to fiscal 2023 primarily due to lower spending on advertising and marketing initiatives, primarily from our sponsorship of the Women's Tennis Association, the elimination of expenses from our SSI ultrasound business of $6.4 million and lower travel expenses partially offset by an increase in compensation from higher headcount internationally as well as incremental expense of $3.0 million from the Endomag acquisition. In addition, the current fiscal year expenses were lower as the prior fiscal year included an extra week of activity.

General and Administrative Expenses. General and administrative expenses increased 4.3% in fiscal 2024 compared to fiscal 2023 primarily due to an increase in compensation and benefits from higher expense from our deferred compensation plan driven by stock market gains, higher salaries from an increase in headcount, an increase in acquisition transaction costs, and an increase in legal expenses related to the BioZorb litigation and other projects as well as the prior fiscal year included a benefit of $7.4 million from a settlement awarded in the Minerva litigation. These increases were partially offset by a decrease of $10.0 million in charitable contributions, an $8.9 million charge recorded in the prior fiscal year for a dispute in connection with terminating the Mobidiag joint venture agreement in China, the elimination of expenses from our SSI ultrasound business of $4.3 million, and lower expenses from one less week of activity.

Amortization of Acquired Intangible Assets. Amortization of acquired intangible assets primarily results from customer relationships and trade names related to our acquisitions. These intangible assets are generally amortized over their estimated useful lives of between 5 and 30 years using a straight-line method or, if reliably determinable, based on the pattern in which the economic benefits of the assets are expected to be consumed utilizing expected undiscounted future cash flows. Amortization expense increased 3.9% in fiscal 2024 compared to fiscal 2023 primarily due to accelerated amortization of customer relationship and trade name intangible assets acquired in the Mobidiag acquisition.

Impairment of Intangible Assets and Equipment. During the second quarter of fiscal 2024, as discussed above, we recorded an impairment charge of $26.8 million related to our BioZorb product line of which $0.9 million was allocated to trade names. During the third quarter of fiscal 2024, as discussed above, we recorded an additional impairment charge related to our BioZorb product line of $13.7 million of which $0.4 million was allocated to trade names. During the first quarter of fiscal 2024, as discussed in Note 2 to the consolidated financial statements, we recorded an impairment charge of $4.3 million to record our only IPR&D asset from the Mobidiag acquisition to fair value. The reduction in fair value was primarily due to a reduction in forecasted revenues and an extension in the timing of completing the project.

During the third quarter of fiscal 2023, as discussed above, we recorded an aggregate impairment charge of $197.4 million related to our Mobidiag acquisition and $26.4 million related to our SSI ultrasound imaging assets. The impairment charges were allocated to the long-lived assets and written off to operating expenses as follows: Mobidiag - $10.5 million to IPR&D, $10.4 million to customer relationships, $10.7 million to trade names, and $3.0 million to equipment; Ultrasound Imaging - $2.4 million to customer relationships, $1.7 million to trade names, and $5.6 million to equipment.

Contingent Consideration Fair Value Adjustments. In connection with the acquisition of Acessa Health Inc., or Acessa, we were obligated to make contingent earn-out payments based on achieving incremental revenue growth over a three-year period ending annually in December of each of 2021, 2022, and 2023. As of the acquisition date, we recorded a contingent consideration liability for the estimated fair value of the amount we expected to pay to the former shareholders of the acquired business. In the current year, the third and final measurement period was completed, and we recorded a loss of $1.7 million to increase the contingent consideration liability to fair value based on actual revenue results in the final earn-out period. In fiscal 2023, we recorded a gain of $14.9 million to record the liability at its fair value. This reduction in fair value was primarily due to a decrease in forecasted revenues over the remaining measurement period at that time.

Loss on Assets Held-For-Sale. In the prior fiscal year, we recorded a charge of $51.7 million related to our SSI ultrasound imaging assets to record the asset group to fair value less the costs to sell. For additional information, please refer to Note 7 to our consolidated financial statements.

Restructuring Charges. We have implemented various cost reduction initiatives to align our cost structure with our operations and related integration activities. These actions have primarily resulted in the termination of employees and the shutdown of certain facilities. During the first quarter of fiscal 2024, we further refined our strategy for the Mobidiag business and decided to discontinue the manufacture and sale of certain products. This decision resulted in the closure of facilities in Finland and France and moving the development activities and operations to our San Diego, California location. As a result, we recorded impairment charges, accelerated depreciation and severance benefits totaling $31.6 million in fiscal 2024. For additional information, please refer to Note 8 to our consolidated financial statements.

Interest Income

	Years Ended					
	September 28, 2024		September 30, 2023		Change	
	Amount		Amount		Amount	%
Interest Income	$ 108.7	$	120.5	$	(11.8)	(9.8)%

Interest income in fiscal 2024 decreased compared to fiscal 2023 due to lower average cash and investment balances in the current year compared to the prior year, partially offset by higher interest rates in the current year as the U.S. Federal Reserve raised the Federal Funds Rate throughout the majority of our fiscal 2023.

Interest Expense

	Years Ended					
	September 28, 2024		September 30, 2023		Change	
	Amount		Amount		Amount	%
Interest Expense	$ (122.1)	$	(111.1)	$	(11.0)	9.9 %

Interest expense in fiscal 2024 and 2023 primarily consisted of the cash interest costs and the related amortization of the debt discount and deferred issuance costs on our outstanding debt. Interest expense increased in fiscal 2024 compared to fiscal 2023 primarily due to the increase in the variable interest rate under our 2021 Credit Agreement and a decrease in amounts received under our interest rate swap agreements primarily due to a decrease in our overall hedged principal amount from $1.0 billion to $500 million and an increase in the fixed rate under those agreements. These decreases were partially offset by a lower principal balance outstanding under our 2021 Credit Agreement as we voluntarily prepaid $250.0 million during the first quarter of fiscal 2024.

Other Income (Expense), net

| | Years Ended | | | |
| | September 28, 2024 | September 30, 2023 | Change | |
	Amount	Amount	Amount	%
Other Income (Expense), net	$ (4.1)	$ (1.7)	$ (2.4)	141.2 %

In fiscal 2024, this account primarily consisted of net foreign currency exchange losses of $21.0 million, primarily from the mark-to-market of foreign currency contracts used to hedge operating results and to a lesser extent losses of $3.6 million from our Maverix strategic investment that is accounted for under the equity method, partially offset by a gain of $14.9 million from the change in cash surrender value of life insurance contracts related to our deferred compensation plan driven by stock market gains and a gain of $6.3 million from a change in control provision related to a license agreement.

In fiscal 2023, this account primarily consisted of net foreign currency exchange losses of $7.9 million, primarily from the mark-to-market of foreign currency contracts used to hedge operating results, partially offset by a gain of $5.6 million from the change in cash surrender value of life insurance contracts related to our deferred compensation plan driven by stock market gains.

Provision for Income Taxes

| | Years Ended | | | |
| | September 28, 2024 | September 30, 2023 | Change | |
	Amount	Amount	Amount	%
Provision for Income Taxes	$ 75.6	$ 220.1	$ (144.5)	(65.7)%

Our effective tax rate for fiscal 2024 was a provision of 8.7%. The effective tax rate for fiscal 2024 was lower than the U.S. statutory tax rate primarily due to a one-time tax benefit of $107.2 million related to a worthless stock deduction on an investment in one of our international subsidiaries recorded in the first quarter of fiscal 2024, the U.S. deduction for foreign derived intangible income, the geographic mix of income earned by the Company's international subsidiaries, and federal and state tax credits.

Our effective tax rate for fiscal 2023 was a provision of 32.6%. The effective tax rate was higher than the U.S. statutory tax rate primarily due to the tax effect of the SSI ultrasound imaging assets-held-for-sale charge, income tax reserves, the global intangible low-taxed income inclusion, and state income taxes, partially offset by the impact of the U.S. deduction for foreign derived intangible income, and the geographic mix of income earned by our international subsidiaries.

Segment Results of Operations

We operate in four segments: Diagnostics, Breast Health, GYN Surgical, and Skeletal Health. The accounting policies of the segments are the same as those described in the footnotes to the accompanying consolidated financial statements contained in Item 15 of this Annual Report. We measure segment performance based on total revenues and operating income (loss). Revenues from product sales of each of these segments are described in further detail above. The discussion that follows is a summary analysis of total revenues and the primary changes in operating income or loss by segment.

Diagnostics

| | Years Ended | | | |
| | September 28, 2024 | September 30, 2023 | Change | |
	Amount	Amount	Amount	%
Total Revenues	$ 1,782.0	$ 1,880.1	$ (98.1)	(5.2)%
Operating Income	$ 303.1	$ 193.9	$ 109.2	56.3 %
Operating Income as a % of Segment Revenue	17.0 %	10.3 %		

Diagnostics revenues decreased in fiscal 2024 compared to fiscal 2023 primarily due to the decrease in product revenues discussed above, partially offset by higher lab testing revenue from our Biotheranostics business.

Operating income for this business segment increased in fiscal 2024 compared to fiscal 2023 primarily due to an increase in gross profit and a decrease in operating expenses. Gross margin was 52.7% in the current year compared to 44.7% in the prior year. The increase in gross margin was primarily due to the prior year period included an impairment charge of $162.8 million related to Mobidiag, lower intangible asset amortization expense, lower manufacturing costs from the shut-down of the Mobidiag Finland facility, an increase in sales volume of Women's Health Aptima and Fusion assays and an increase in Biotheranostics lab testing revenue, which has higher gross margins. These increases were partially offset by lower sales volumes of our SARS-CoV-2 assays, which have a higher gross margin than our core products.

Operating expenses decreased in fiscal 2024 compared to fiscal 2023 as the prior year period included impairment charges of $34.6 million related to Mobidiag and a charge of $8.9 million related to the termination of the Mobidiag joint venture in China as well as an additional week of expenses. In addition, in the current year, we had lower marketing initiatives, R&D project spend, and allocated charitable contributions partially offset by a decrease in BARDA credits of $7.1 million and an increase in restructuring charges of $31.2 million primarily related to Mobidiag.

Breast Health

	Years Ended						
	September 28, 2024		September 30, 2023		Change		
	Amount		Amount		Amount		%
Total Revenues	$	1,522.9	$	1,432.7	$	90.2	6.3 %
Operating Income	$	394.5	$	273.0	$	121.5	44.5 %
Operating Income as a % of Segment Revenue		25.9 %		19.1 %			

Breast Health revenues increased in fiscal 2024 compared to fiscal 2023 primarily due to an increase in product and service revenue discussed above.

Operating income for this business segment increased in fiscal 2024 compared to fiscal 2023 primarily due to an increase in gross profit from both an increase in product sales and services and a decrease in operating expenses. Gross margin remained flat at 54.8% in the current year compared to the prior year. Product margin increased primarily due to an increase in sales of 3D Dimensions systems, which have a higher gross margin, lower intangible asset amortization, a slight increase in average selling prices of our biopsy disposables, as well as an increase in prices across multiple products in Europe. Service margin increased from the continued conversion of digital mammography systems to service contracts. Offsetting these improvements to margin was an increase in impairment charges of $22.5 million, as charges related to our BioZorb asset group of $39.2 million that were included in cost of revenues exceeded impairment charges recorded in fiscal 2023 related to the SSI ultrasound imaging business.

Operating expenses decreased in fiscal 2024 compared to fiscal 2023 primarily due to the prior year period included charges related to the SSI ultrasound imaging business comprised of a loss on assets-held-for-sale of $51.7 million and intangible asset impairment charges of $9.7 million as well as lower operating expenses of $22.1 million from the SSI divestiture. Partially offsetting these decreases was incremental operating expenses of $5.9 million from Endomag, and an increase in acquisition expenses, litigation, and commissions from higher sales, partially offset by lower compensation from headcount reductions in R&D, and a reduction in marketing initiatives, research and development project spend, and allocated charitable contributions.

GYN Surgical

	Years Ended						
	September 28, 2024		September 30, 2023		Change		
	Amount		Amount		Amount		%
Total Revenues	$	641.3	$	604.2	$	37.1	6.1 %
Operating Income	$	185.5	$	188.9	$	(3.4)	(1.8)%
Operating Income as a % of Segment Revenue		28.9 %		31.3 %			

GYN Surgical revenues increased in fiscal 2024 compared to fiscal 2023 due to the increase in product revenues discussed above.

Operating income for this business segment decreased in fiscal 2024 compared to fiscal 2023 primarily due to an increase in operating expenses partially offset by an increase in gross profit. Gross margin was 67.3% in the current year, compared to 67.7% in the prior year. The decrease in gross margin was primarily due to product mix of higher volumes of lower margin products, mostly attributable to sales of our Fluent fluid management systems, lower volumes of our NovaSure devices and unfavorable manufacturing variances partially offset by an increase in volume of our MyoSure devices.

Operating expenses increased in fiscal 2024 compared to fiscal 2023 primarily due to the prior year period included a gain of $14.9 million to decrease the Acessa contingent consideration liability to fair value and a $7.4 million settlement awarded to us in the Minerva litigation. Partially offsetting these increases was a decrease in commissions expense and research and development project spend.

Skeletal Health

| | Years Ended | | | | | |
| | September 28, 2024 | | September 30, 2023 | | Change | |
	Amount		Amount		Amount	%
Total Revenues	$	84.1	$	113.4	$ (29.3)	(25.8)%
Operating Income (Loss)	$	(0.5)	$	12.6	$ (13.1)	104.0 %
Operating Income (Loss) as a % of Segment Revenue		(0.6)%		11.1 %		

Skeletal Health revenues decreased in fiscal 2024 compared to fiscal 2023 primarily due to the decrease in product revenues discussed above.

Operating income decreased in fiscal 2024 compared to fiscal 2023 primarily due to a decrease in gross profit. Gross margin was 28.0% in the current year compared to 32.2% in the prior year. The decrease in gross margin was primarily due to a $6.5 million charge recorded in the current fiscal year to repair certain Horizon DXA units in the field due to a non-conformance matter pertaining to electromagnetic compatibility requirements and to a lesser extent a decrease in volume of Horizon DXA systems due to the temporary stop-ship implemented during the third quarter of fiscal 2024.

Operating expenses were consistent in fiscal 2024 compared to fiscal 2023.

Fiscal Year Ended September 30, 2023 Compared to Fiscal Year Ended September 24, 2022

Discussions of year-to-year comparisons between fiscal 2023 and 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

LIQUIDITY AND CAPITAL RESOURCES

At September 28, 2024, we had working capital of $2,786.1 million, and our cash and cash equivalents totaled $2,160.2 million. Our cash and cash equivalents balance decreased by $595.5 million during fiscal 2024 principally due to cash used in investing and financing activities primarily related to repurchases of our common stock, debt payments, purchases of available-for-sale securities and a payment made to acquire Endomag, partially offset by cash generated from operating activities.

In fiscal 2024, our operating activities provided cash of $1,285.2 million, primarily due to net income of $789.5 million, non-cash charges for depreciation and amortization aggregating $309.0 million, stock-based compensation expense of $82.3 million, intangible asset impairment charges of $44.8 million, and other adjustments and non-cash items of $45.9 million. These adjustments to net income were partially offset by a decrease in net deferred taxes of $72.1 million primarily due to the amortization of intangible assets and to a lesser extent the capitalization of research expenditures under the tax rules. Cash provided by operations included a net cash inflow of $84.1 million from changes in our operating assets and liabilities. The net cash inflow was primarily driven by a decrease in accounts receivable of $41.0 million primarily related to strong cash collections as we experienced an improvement in days sales outstanding by five days in the fourth quarter of fiscal 2024 compared to the prior year period, an increase in accrued expenses of $73.4 million primarily due to an increase in deferred compensation, employee commissions and benefits, an increase in accounts payable of $22.2 million primarily due to the timing of payments and an increase in deferred revenue of $9.3 million primarily due to billings for annual service contracts under our expanded installed base of digital mammography systems. These cash inflows were partially offset by an increase in prepaid income taxes of $21.7 million primarily due to the timing of tax payments relative to the provision for income taxes and an increase in inventory of $47.4 million to meet expected demand across our primary product lines, the build of Breast Health capital equipment prior to the transfer of manufacturing to Newark, and an increase in Skeletal Health Horizon systems and components as a result of the current stop-ship for nonconformance issues.

In fiscal 2024, our investing activities used cash of $781.0 million primarily due to a payment of $297.3 million to acquire Endomag in the fourth quarter of fiscal 2024, purchases of available-for-sale securities of $267.7 million, capital expenditures of $130.2 million, which primarily consisted of the placement of equipment under customer usage agreements and purchase of manufacturing equipment and building improvements at our Newark and San Diego facilities, $42.5 million for strategic investments and a net payment of $31.1 million related to the sale of our SSI ultrasound imaging business.

In fiscal 2024, our financing activities used cash of $1,108.6 million, primarily due to $835.1 million for repurchases of our common stock, including a $500 million accelerated share repurchase program, $287.5 million for debt principal payments under our 2021 Credit Agreement, including a $250.0 million voluntary prepayment, and $17.4 million for the payment of employee taxes withheld for the net share settlement of vested restricted stock units. Partially offsetting these uses of cash was $37.8 million from our equity plans from the exercise of stock options and issuance of shares under our employee stock purchase plan.

Debt

We had total recorded debt outstanding of $2.53 billion at September 28, 2024, which was comprised of amounts outstanding under our 2021 Credit Agreement of $1.20 billion (principal of $1.20 billion), 2029 Senior Notes of $940.8 million (principal of $950.0 million), and 2028 Senior Notes of $397.6 million (principal of $400.0 million).

2021 Credit Agreement

On September 27, 2021, we refinanced our existing term loan and revolving credit facility with Bank of America, N.A. in its capacity as Administrative Agent, Swing Line Lender and L/C Issuer, and certain other lenders from time to time party thereto (the "2018 Credit Agreement") by entering into Refinancing Amendment (the "2021 Credit Agreement"). Borrowings under the 2021 Credit Agreement are secured by first-priority liens on, and a first priority security interest in, substantially all of our and our Subsidiary Guarantors' U.S. assets. The credit facilities (the "2021 Credit Facilities") under the 2021 Credit Agreement consist of:

- A $1.5 billion secured term loan ("2021 Term Loan") with a stated maturity date of September 25, 2026; and

- A secured revolving credit facility (the "2021 Revolver") under which the Borrowers may borrow up to $2.0 billion, subject to certain sublimits, with a stated maturity date of September 25, 2026.

As of September 28, 2024, there were no borrowings under the 2021 Revolver.

Borrowings under the 2021 Credit Agreement, other than Swing Line Loans, bear interest, at our option, at the Base Rate, at the Term SOFR Rate, at the Alternative Currency Daily Rate, or at the Daily SOFR Rate, in each case plus the Applicable Rate.

The Applicable Rate in regard to the Base Rate, the Term SOFR Rate, the Alternative Currency Daily Rate, the Alternative Currency Term Rate and the Daily SOFR Rate is subject to change depending on the Total Net Leverage Ratio (as defined in the 2021 Credit Agreement). As of September 28, 2024, the interest rate under the 2021 Term Loan was 5.96% per annum.

We are required to make scheduled principal payments under the 2021 Term Loan in increasing amounts, which currently range from $9.375 million per three-month period to $18.75 million per three-month period commencing with the three-month period ending on December 26, 2025. The remaining scheduled balance of $1.085 billion (or such lesser aggregate principal amount of the Term Loans then outstanding) on the 2021 Term Loan and any amounts outstanding under the 2021 Revolver are due at their respective maturities. In addition, subject to the terms and conditions set forth in the 2021 Credit Agreement, we may be required to make certain mandatory prepayments from the net proceeds of specified types of asset sales (subject to certain reinvestment rights), debt issuances (excluding permitted debt) and insurance recoveries (subject to certain reinvestment rights). Certain of the mandatory prepayments are subject to reduction or elimination if certain financial covenants are met. Subject to certain limitations, we may voluntarily prepay any of the 2021 Credit Facilities without premium or penalty. As of September 28, 2024, the outstanding principal balance of the 2021 Term Loan was $1.2 billion.

The 2021 Credit Agreement contains affirmative and negative covenants customarily applicable to senior secured credit facilities including the requirement we maintain two financial covenants (a total net leverage ratio and an interest coverage ratio) measured as of the last day of each quarter for the previous twelve-month period. As of September 28, 2024, we were in compliance with these covenants.

2028 Senior Notes

The total aggregate principal balance of the 2028 Senior Notes is $400.0 million. The 2028 Senior Notes are general senior unsecured obligations and are guaranteed on a senior unsecured basis by certain of our domestic subsidiaries. The 2028 Senior Notes mature on February 1, 2028 and bear interest at the rate of 4.625% per year, payable semi-annually on February 1 and August 1 of each year. We have the option to redeem the 2028 Senior Notes on or after: February 1, 2024 through February 1, 2025 at 101.541% of par; February 1, 2025 through February 1, 2026 at 100.770% of par; and February 1, 2026 and thereafter at 100% of par. In addition, if there is a change of control coupled with a decline in ratings, as provided in the indenture, we will be required to make an offer to purchase each holder's 2028 Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

2029 Senior Notes

The total aggregate principal balance of the 2029 Senior Notes is $950.0 million. The 2029 Senior Notes are general senior unsecured obligations and are guaranteed on a senior unsecured basis by certain domestic subsidiaries. The 2029 Senior Notes mature on February 15, 2029 and bear interest at the rate of 3.250% per year, payable semi-annually on February 15 and August 15 of each year. We have the option to redeem the 2029 Senior Notes on or after: September 28, 2024 through September 27, 2025 at 100.813% of par; and September 28, 2025 and thereafter at 100% of par. In addition, if there is a change of control coupled with a decline in ratings, as provided in the indenture, we will be required to make an offer to purchase each holder's 2029 Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

Acquisition

On October 11, 2024, we entered into a definitive agreement to acquire Gynesonics, Inc. ("Gynesonics") for a purchase price of approximately $350.0 million, subject to working capital and other customary adjustments. Gynesonics, located in Redwood, California, develops a technology intended for diagnostic intrauterine imaging and transcervical treatment of certain symptomatic uterine fibroids, including those associated with heavy menstrual bleeding. Completion of the acquisition is subject to customary closing conditions, including receipt of required regulatory approvals. Gynesonics will be included in the GYN Surgical reportable segment.

Stock Repurchase Program

On September 22, 2022, our Board of Directors authorized a stock repurchase program, with a five-year term, to repurchase up to $1.0 billion of our outstanding common stock. As of September 28, 2024, $190.3 million remained authorized for repurchase. Subsequent to September 28, 2024, we repurchased 2.7 million shares of our common stock for total consideration of $217.2 million.

On September 12, 2024, our Board of Directors authorized a new stock repurchase program, with a five-year term, to repurchase up to $1.5 billion of our outstanding stock. This new stock repurchase authorization is in addition to the Company's prior stock repurchase authorization. As of September 28, 2024, the entire authorization remained unused.

On November 19, 2024, we executed an accelerated share repurchase (ASR) agreement with JPMorgan Chase & Co., ("JP Morgan") pursuant to which we agreed to repurchase $250 million of our common stock. In connection with the launch of the ASR, on November 20, 2024, we paid JP Morgan an aggregate of $250 million and received approximately 2.5 million shares of our common stock, representing 80% of the transaction value based on our closing share price on November 18, 2024. The final number of shares to be received under the ASR agreement will be determined upon completion of the transaction and will be based on the total transaction value and the volume-weighted average share price of our common stock during the term of the transaction. Final settlement of the transaction is expected to be completed in the second quarter of fiscal 2025.

The timing of any future share repurchases will be based upon our continuing analysis of market, financial, and other factors. Repurchases under the authorized share repurchase program may be made using a variety of methods, which may include, but are not limited to, open market purchases, privately negotiated transactions, accelerated share repurchase agreements, or purchases pursuant to a Rule 10b5-1 plan under the Exchange Act. The authorized share repurchase program may be suspended, delayed or discontinued at any time.

Future Liquidity Considerations

We expect to continue to review and evaluate potential strategic transactions that we believe will complement our current or future business. Subject to the "Risk Factors" set forth in Part I, Item 1A of this Annual Report and the general disclaimers set forth in our Special Note Regarding Forward-Looking Statements at the outset of this Annual Report, we believe that our cash and cash equivalents, short and long-term investments, cash flows from operations, and the cash available under our 2021 Revolver will provide us with sufficient funds in order to fund our existing commitments and our expected normal operations and debt payments over the next twelve months. Our longer-term liquidity is contingent upon future operating performance. We may also require additional capital in the future to fund capital expenditures, repayment of debt, acquisitions, strategic transactions or other investments. As described above, we have significant indebtedness outstanding under our 2021 Credit Agreement, 2028 Senior Notes, and 2029 Senior Notes. These capital requirements could be substantial. Our operating performance may also be affected by matters discussed under the above-referenced Risk Factors set forth elsewhere in this report. These risks, trends and uncertainties may also adversely affect our long-term liquidity.

Legal Contingencies

We are currently involved in certain legal proceedings and claims. In connection with these legal proceedings and claims, management periodically reviews estimates of potential costs to be incurred by us in connection with the adjudication or settlement, if any, of these proceedings. These estimates are developed, as applicable in consultation with outside counsel, and are based on an analysis of potential litigation outcomes and settlement strategies. In accordance with ASC 450, *Contingencies*, loss contingencies are accrued if, in the opinion of management, an adverse outcome is probable and such financial outcome can be reasonably estimated. It is possible that future results for any particular quarter or annual period may be materially affected by changes in our assumptions or the effectiveness of our strategies relating to these proceedings.

Guarantees and Other Off-Balance Sheet Arrangements

We do not have guarantees or other off-balance sheet financing arrangements, including variable interest entities, of a magnitude that we believe could have a material impact on our financial condition or liquidity.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition for multiple element arrangements, allowance for doubtful accounts, reserves for excess and obsolete inventories, valuations, purchase price allocations and contingent consideration related to business combinations, expected future cash flows including growth rates, discount rates, terminal values and other assumptions used to evaluate the recoverability of long-lived assets and goodwill, estimated fair values of intangible assets and goodwill, amortization methods and periods, warranty reserves, certain accrued expenses, restructuring and other related charges, stock-based compensation, contingent liabilities, tax reserves and the recoverability of our net deferred tax assets and related valuation allowances. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates if past experience or other assumptions do not turn out to be substantially accurate. Any differences may have a material impact on our financial condition and results of operations.

The following is a discussion of what we believe to be the more significant critical accounting policies and estimates used in the preparation of our consolidated financial statements.

Inventory

Our inventories include material, labor and overhead, and are stated at the lower of cost (first-in, first-out) or net realizable value. As a developer and manufacturer of high technology medical equipment, diagnostic test kits, and disposable surgical devices, we may be exposed to a number of economic and industry factors that could result in portions of our inventory becoming either obsolete or in excess of anticipated usage. Our policy is to establish inventory reserves when conditions exist that suggest that our inventory may be in excess of anticipated demand or is obsolete based upon our assumptions about future demand for our products and market conditions. Although considerable effort is made to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or expected usage could have a significant negative impact on the value of our inventory and our operating results.

Business Combinations

We record tangible and intangible assets acquired and liabilities assumed in business combinations under the purchase method of accounting. Amounts paid for each acquisition are allocated to the assets acquired and liabilities assumed based on their fair values at the dates of acquisition. Contingent consideration, which is not deemed to be linked to continuing employment, is recorded at fair value measured on the date of acquisition using an appropriate valuation model, such as the

Monte Carlo simulation model. The value recorded is based on estimates of future financial projections under various potential scenarios, in which the model runs many simulations based on comparable companies' growth rates and their implied volatility. These cash flow projections are discounted with a risk adjusted rate. Each quarter until such contingent amounts are earned, the fair value of the liability is remeasured at each reporting period and adjusted as a component of operating expenses based on changes to the underlying assumptions. The estimates used to determine the fair value of the contingent consideration liability are subject to significant judgment, specifically projected revenues, and given the inherent uncertainties in making these estimates, actual results are likely to differ from the amounts originally recorded and could be materially different.

The fair value of identifiable intangible assets is based on detailed valuations that use information and assumptions provided by management, which consider management's best estimate of inputs and assumptions that a market participant would use. We allocate any excess purchase price over the fair value of the net tangible and intangible assets acquired and liabilities assumed to goodwill.

We generally use the income approach in which cash flow projections on an after-tax basis are discounted using a risk adjusted rate to determine the estimated fair value of certain identifiable intangible assets including developed technology, in-process research and development projects, customer relationships, and trade names. The significant assumptions used to estimate the fair value of intangible assets include discount rates and certain assumptions that form the basis of the forecasted results, specifically revenue growth rates. These significant assumptions are forward looking and could be affected by future economic and market conditions.

Goodwill

We test goodwill at the reporting unit level for impairment on an annual basis and between annual tests if events and circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying value. Events that could indicate impairment and trigger an interim impairment assessment include, but are not limited to, current economic and market conditions, including a decline in market capitalization, a significant adverse change in legal factors, business climate, operational performance of the business or key personnel, and an adverse action or assessment by a regulator. Our annual impairment test date is the first day of our fiscal fourth quarter.

In performing the test, we either use the qualitative assessment permitted by ASC 350, *Intangibles—Goodwill and Other,* or the single step quantitative approach prescribed under ASC 350 including amendments under ASU 2017-04. Under the qualitative approach we consider a number of factors, including the amount by which the previous quantitative test's fair value exceeded the carrying value of the reporting units, the forecasts in our then-current strategic plan compared to the forecasts in the previous quantitative test, an evaluation of discount rates, long-term growth rates including the terminal year rate, if tax rates would have significantly changed, an evaluation of current economic factors for both the worldwide economy and specifically the medical device industry, and any significant changes in customer and supplier relationships. We weigh these factors to determine if it is more likely than not that the fair value of the reporting unit exceeds its carrying value. If after performing a qualitative assessment, indicators are present, or we identify factors that cause us to believe it is appropriate to perform a more precise calculation of fair value, we would move beyond the qualitative assessment and perform a quantitative impairment test.

Under the quantitative impairment test, we perform a comparison of the reporting unit's carrying value to its fair value. We consider a number of factors to determine the fair value of a reporting unit, including an independent valuation to conduct this test. The valuation is based upon expected future discounted operating cash flows of the reporting unit as well as analysis of recent sales and ratio comparisons of similar companies. We base the discount rate on the weighted average cost of capital, or WACC, of market participants. If the carrying value of a reporting unit exceeds its estimated fair value, we apply the single step approach under ASU 2017-04. As a result of this simplified approach the goodwill impairment is calculated as the amount by which the carrying value of the reporting unit exceeds its fair value to the extent of the goodwill balance.

We conducted our fiscal 2024 annual impairment test on the first day of the fourth quarter and utilized the quantitative approach. We used discounted cash flow analyses, or DCF, and market approaches to estimate the fair value of our reporting units as of June 30, 2024 and ultimately used the fair value determined by the DCF in making our impairment test conclusions. We believe we used reasonable estimates and assumptions about future revenue, cost projections, cash flows, discount rates and market multiple as of the measurement date. As a result of completing this analysis, all of our reporting units had fair values exceeding their carrying values.

At September 28, 2024, we believe that our reporting units, with goodwill aggregating $3.4 billion, were not at risk of failing the goodwill impairment test based on our current forecasts and qualitative assessment.

Since the fair value of our reporting units was determined by use of the DCF, and the key assumptions that drive the fair value in this model are the WACC, terminal values, growth rates, and the amount and timing of expected future cash flows, significant judgment is applied in determining fair value. If the current economic environment were to deteriorate, this would likely result in a higher WACC because market participants would require a higher rate of return. In the DCF as the WACC increases, the fair value decreases. The other significant factor in the DCF is our projected financial information (i.e., amount and timing of expected future cash flows and growth rates) and if these assumptions were to be adversely impacted, this could result in a reduction of the fair value of a reporting unit.

Intangible Assets

Intangible assets are initially recorded at fair value and stated net of accumulated amortization and impairments. We amortize intangible assets that have finite lives using either the straight-line method, or if reliably determinable, based on the pattern in which the economic benefit of the asset is expected to be utilized. We evaluate the recoverability of our definite lived intangible assets whenever events or changes in circumstances or business conditions indicate that the carrying value of these assets may not be recoverable based on expectations of future undiscounted cash flows for each asset group. If the carrying value of an asset or asset group exceeds its undiscounted cash flows, we estimate the fair value of the assets, generally utilizing a discounted cash flow analysis based on the present value of estimated future cash flows to be generated by the assets using a risk-adjusted discount rate. To estimate the fair value of the assets, the Company uses market participant assumptions pursuant to ASC 820, *Fair Value Measurements*.

Indefinite lived intangible assets, such as IPR&D assets, are initially recorded at fair value and are required to be tested for impairment annually, or more frequently if indicators of impairment are present. The Company's annual impairment test date is as of the first day of its fourth quarter. We estimate the fair value of IPR&D assets utilizing a DCF and key assumptions are revenue growth rates, timing of completion of the project, costs to complete the project and discount rates. These estimates require significant judgment and adverse changes in assumptions could result in a lower fair value.

Revenue Recognition

We generate revenue from the sale of our products, primarily medical imaging systems and diagnostic and surgical disposable products, and related services, which are primarily support and maintenance services on our medical imaging systems. See Note 3 for further discussion of revenue recognition.

We consider revenue to be earned when all of the following criteria are met: we have a contract with a customer that creates enforceable rights and obligations; promised products or services are identified; the transaction price, or the amount that we expect to receive, including an estimate of uncertain amounts subject to a constraint to ensure revenue is not recognized in an amount that would result in a significant reversal upon resolution of the uncertainty, is determinable; and we have transferred control of the promised items to the customer. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the contract. The transaction price for the contract is measured as the amount of consideration we expect to receive in exchange for the goods and services expected to be transferred. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, control of the distinct good or service is transferred. Transfer of control for our products is generally at shipment or delivery, depending on contractual terms, but occurs when title and risk of loss transfers to the customer which represents the point in time when the customer obtains the use of and substantially all of the remaining benefit of the product. As such, the performance obligation related to product sales is satisfied at a point in time. Revenue from support and maintenance contracts and extended warranties are recognized over time based on the contract term, which represents a faithful depiction of the transfer of goods and services given the stand-ready nature of the performance obligations. Service revenue related to professional services for installation, training and repairs is recognized as the services are performed based on the specific nature of the service.

We recognize receivables when we have an unconditional right to payment, which represents the amount we expect to collect in a transaction and is most often equal to the transaction price in the contract. Payment terms are typically 30 days in the U.S. but may be longer in international markets. We treat shipping and handling costs performed after a customer obtains control of the good as a fulfillment cost and record these costs within costs of product revenue when the corresponding revenue is recognized.

Generally the contracts for capital equipment include multiple performance obligations. For contracts with multiple performance obligations, we are required to allocate the transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract. We determine the best estimate of standalone selling price using average selling prices over 3- to 12-month periods of data depending on the products or nature of the services coupled with current market considerations. If the product or service does not have a history of sales or if sales volume is not sufficient, we rely on prices set by our pricing committees or applicable marketing department adjusted for expected discounts.

We exercise judgement in estimating variable consideration, which includes volume discounts, sales rebates, product returns and other adjustments. These amounts are recorded as a reduction to revenue and classified as a current liability. We base our estimates for volume discounts and sales rebates on historical information to the extent it is reasonable to be used as a predictive tool of expected future rebates. To the extent the transaction price includes variable consideration, we apply judgment in constraining the estimated variable consideration due to factors that may cause reversal of revenue recognized. We evaluate constraints based on our historical and projected experience with similar customer contracts. Our contracts for the sale of capital equipment and related components, and assays and tests typically do not provide the right to return product, however, our contracts for the sale of our interventional breast and surgical handpieces provide for a right of return for a limited period of time. In general, estimates of variable consideration and constraints are not material to our financial statements.

We also place instruments (or equipment) at customer sites but retain title to the instrument (for example, the ThinPrep Processor, ThinPrep Imaging System, and the Panther and Panther Fusion systems). The customer has the right to use the instrument for a period of time, and then we recover the cost of providing the instrument through the sales of disposables, namely tests and assays in Diagnostics and handpieces in GYN Surgical. These types of agreements include an embedded operating lease for the right to use an instrument and no instrument revenue is recognized at the time of instrument delivery. We recognize a portion of the revenue allocated to the embedded lease concurrent with the sale of disposables over the term of the agreement.

Income Taxes

We use the asset and liability method for accounting for income taxes in accordance with ASC 740, *Income Taxes*. Under this method, we recognize deferred income tax assets and liabilities for the future tax consequences of differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and also for operating loss and tax credit carryforwards at each reporting period. We measure deferred tax assets and liabilities using enacted tax rates and laws applicable to the period and jurisdiction in which we expect the differences to affect taxable income. We evaluate both the positive and negative evidence that affects the realizability of net deferred tax assets and assess the need for a valuation allowance. The future benefit to be derived from our deferred tax assets is dependent upon our ability to generate sufficient future taxable income in each jurisdiction of the right type to realize the assets. We establish a valuation allowance when necessary to reduce deferred tax assets to the amounts expected to be realized. To the extent we establish or release a valuation allowance, a tax charge or benefit will be recorded as a component of the income tax provision on the statement of operations in the reporting period that such determination is made.

Accounting for income taxes requires a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if, based on the technical merits, it is more likely than not that the position will be sustained upon audit, including resolutions of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. We evaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Any change in these factors could result in the recognition of a tax benefit or an additional charge to the tax provision.

In the ordinary course of business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Judgment is required in determining our worldwide income tax provision. In our opinion, we have made adequate provisions for income taxes for all years subject to audit. While we consider our estimates reasonable, no assurance can be given that the final tax outcome will not be different than amounts reflected in our historical income tax provisions and accruals. If our assumptions are incorrect, the differences could have a material impact on our income tax provision and operating results in the period in which such determination is made.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Financial Instruments, Other Financial Instruments, and Derivative Commodity Instruments. Financial instruments consist of cash and cash equivalents, available-for-sale debt securities, accounts receivable, equity investments, foreign currency derivative contracts, interest rate swap agreements, insurance contracts, accounts payable and debt obligations. Except for our outstanding 2028 and 2029 Senior Notes, the fair value of these financial instruments approximate their carrying amount. The fair value of our 2028 and 2029 Senior Notes was approximately $393.1 million and $882.2 million, respectively, as of September 28, 2024. Amounts outstanding under our 2021 Credit Agreement of $1.2 billion aggregate principal as of September 28, 2024 are subject to variable rates of interest based on current market rates, and as such, we believe the carrying amount of these obligations approximates fair value.

Primary Market Risk Exposures. Our primary market risk exposure is in the areas of interest rate risk and foreign currency exchange rate risk. We incur interest expense on borrowings outstanding under our 2028 and 2029 Senior Notes, and

2021 Credit Agreement. The 2028 and 2029 Senior Notes have fixed interest rates. Effective September 25, 2022 (the first day of fiscal 2023), borrowings under our 2021 Credit Agreement bear interest at the SOFR Rate plus SOFR Adjustment of 0.10% plus the applicable margin of 1.00% per annum.

As of September 28, 2024, there was $1.20 billion of aggregate principal outstanding under the 2021 Credit Agreement. Since this debt obligation is a variable rate instrument, our interest expense associated with the instrument is subject to change. A hypothetical 10% adverse movement (increase in the SOFR rate) would increase annual interest expense by approximately $3.4 million, which is net of the impact of our interest rate swap hedge. We previously entered into interest rate swap agreements to help mitigate the interest rate volatility associated with the variable rate interest on the amounts outstanding under our credit facilities. The critical terms of the interest rate swaps were designed to mirror the terms of our SOFR-based borrowings under the 2021 Credit Agreement, and therefore the interest rate swap is highly effective at offsetting the cash flows being hedged. We designated these derivative instruments as a cash flow hedge of the variability of the Term SOFR-based interest payments on $500 million of principal.

The return from cash and cash equivalents, and our short and long-term investments, which are available-for-sale debt securities, will vary as short-term interest rates change. A hypothetical 100 basis point change in market rates would change annual interest income by approximately $10.4 million based on our current cash and investment balances.

Foreign Currency Exchange Risk. Our international business is subject to risks, including, but not limited to: unique economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, our future results could be materially adversely impacted by changes in these or other factors.

We conduct business worldwide and maintain sales and service offices outside the U.S. as well as manufacturing facilities in Costa Rica and the United Kingdom. Our international sales are denominated in a number of currencies, primarily the Euro, U.S. dollar, U.K. Pound, Australian dollar, Canadian dollar, Chinese Yuan and Japanese Yen. The majority of our foreign subsidiaries functional currency is the local currency, although certain foreign subsidiaries functional currency is the U.S. dollar based on the nature of their operations or functions. Our revenues denominated in foreign currencies are positively affected when the U.S. dollar weakens against them and adversely affected when the U.S. dollar strengthens. Fluctuations in foreign currency rates could affect our sales, cost of goods and operating margins and could result in exchange losses. In addition, currency devaluations can result in a loss if we hold deposits of that currency. We have executed forward foreign currency contracts and foreign currency collars (principally the Japanese yen) to hedge a portion of results denominated in the Euro, U.K. Pound, Australian dollar, Japanese Yen, Canadian dollar and Chinese Yuan. These contracts do not qualify for hedge accounting. As a result, we may experience volatility in our Consolidated Statements of Income due to (i) the impact of unrealized gains and losses reported in other income, net on the mark-to-market of outstanding contracts and (ii) realized gains and losses recognized in other income, net, whereas the offsetting economic gains and losses are reported in the line item of the underlying cash flow, for example, revenue.

We believe that the operating expenses of our international subsidiaries that are incurred in local currencies will not have a material adverse effect on our business, results of operations or financial condition. Our operating results and certain assets and liabilities that are denominated in foreign currencies are affected by changes in the relative strength of the U.S. dollar against those currencies. Our expenses, denominated in foreign currencies, are positively affected when the U.S. dollar strengthens against those currencies and adversely affected when the U.S. dollar weakens. However, we believe that the foreign currency exchange risk is not significant. We believe a hypothetical 10% increase or decrease in foreign currencies that we transact in would not have a material adverse impact on our financial condition or results of operations. During fiscal 2024, we incurred net foreign exchange losses of $21.0 million, net foreign exchange losses of $7.9 million in fiscal 2023 and net foreign exchange gains of $48.5 million in fiscal 2022.

Item 8. Financial Statements and Supplementary Data

Our Consolidated Financial Statements and Supplementary Data are set forth under Part IV, Item 15, which is incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of September 28, 2024, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act, as amended, as a process designed by, or under the supervision of our principal executive and principal financial officers and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of September 28, 2024. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO) in Internal Control-Integrated Framework.

Management has excluded from our assessment of and conclusion on the effectiveness of internal control over financial reporting the internal controls of Endomagnetics Ltd acquired on July 25, 2024, which is included in the consolidated financial statements of Hologic, Inc. as of and for the year ended September 28, 2024 and constituted 4.2% and 6.2% of assets and net assets, respectively, as of September 28, 2024 and less than 1% of revenues and pre-tax income for the year then ended.

Subject to the foregoing, based on management's assessment, we determined that, as of September 28, 2024, our internal control over financial reporting is effective at a reasonable assurance level based on these criteria.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting. This report in which they expressed an unqualified opinion is included below.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Hologic, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Hologic, Inc.'s internal control over financial reporting as of September 28, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Hologic, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of September 28, 2024, based on the COSO criteria.

As indicated in the accompanying Report of Management on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Endomagnetics Ltd, which is included in the 2024 consolidated financial statements of the Company and constituted 4.2% and 6.2% of total and net assets, respectively, as of September 28, 2024 and less than 1% of revenues and net income, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Endomagnetics Ltd.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company and our report dated November 27, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Boston, Massachusetts
November 27, 2024

Changes in Internal Control Over Financial Reporting

During the quarter ended September 28, 2024, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Plans

During the fourth quarter of fiscal 2024, none of our directors or executive officers adopted or terminated any Rule 10b5-1 trading plans or non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a Code of Ethics for Senior Financial Officers that applies to our principal executive officer, principal financial officer, and principal accounting officer and controller, and other persons performing similar functions. Our Code of Ethics for Senior Financial Officers is publicly available on our website at *investors.hologic.com* as Appendix A to our Code of Conduct. We intend to satisfy the disclosure requirement under Item 5.05 of Current Report on Form 8-K regarding an amendment to, or waiver from, a provision of this code by posting such information on our website, at the address specified above. Additionally, we intend to disclose future amendments to certain provisions of the Code of Conduct, and waivers of the Code of Conduct granted to executive officers and directors, on our website, at the address specified above.

The additional information required by this item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders to be filed with the SEC within 120 days after the close of our fiscal year.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders to be filed with the SEC within 120 days after the close of our fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

We maintain a number of equity compensation plans for employees, officers, directors and others whose efforts contribute to our success. The table below sets forth certain information as of the end of our fiscal year ended September 28, 2024 regarding the shares of our common stock available for grant or granted under stock option plans and equity incentives that (i) were approved by our stockholders, and (ii) were not approved by our stockholders.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b) (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	7,115,264	$ 55.32	7,472,695
Equity compensation plans not approved by security holders	—	—	—
Total	7,115,264	$ 55.32	7,472,695

(1) Includes 2,848,339 shares that are issuable upon restricted stock units (RSUs), performance stock units (PSUs) and market stock units (MSUs) vesting. The remaining balance consists of outstanding stock option grants.
(2) The weighted average exercise price does not take into account the shares issuable upon vesting of outstanding RSUs, PSUs and MSUs, which have no exercise price.

The additional information required by this item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders to be filed with the SEC within 120 days after the close of our fiscal year.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders to be filed with the SEC within 120 days after the close of our fiscal year.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders to be filed with the SEC within 120 days after the close of our fiscal year. Our independent public accounting firm is Ernst & Young LLP, New York, NY, PCAOB Auditor ID [PCAOB ID: 42].

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Financial Statements

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

Consolidated Statements of Income for the years ended September 28, 2024, September 30, 2023 and September 24, 2022

Consolidated Statements of Comprehensive Income for the years ended September 28, 2024, September 30, 2023 and September 24, 2022

Consolidated Balance Sheets as of September 28, 2024 and September 30, 2023

Consolidated Statements of Stockholders' Equity for the years ended September 28, 2024, September 30, 2023 and September 24, 2022

Consolidated Statements of Cash Flows for the years ended September 28, 2024, September 30, 2023 and September 24, 2022

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

All schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or Notes thereto.

(b) Listing of Exhibits

		Incorporated by Reference	
Exhibit Number	**Exhibit Description**	**Form**	**Filing Date/ Period End Date**
2.1	Share Purchase Agreement, dated as of April 8, 2021, by and among Hologic, Inc. and certain sellers listed therein (1)	8-K	04/08/2021
3.1	Certificate of Incorporation of Hologic, with amendments	10-K	09/30/2017
3.2	Seventh Amended and Restated Bylaws of Hologic, Inc.	8-K	06/25/2019
4.1	Indenture, dated September 28, 2020, by and among Hologic, Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as Trustee	8-K	09/28/2020
4.2	First Supplemental Indenture dated as of May 18, 2021 among Hologic, Inc., The Subsidiary Guarantor Party Hereto and Wells Fargo Bank, National Association, as Trustee	10-K	09/25/2021
4.3	Form of 3.250% Senior Note due 2029 (included in Exhibit 4.2)	8-K	09/28/2020
4.4	Indenture dated January 19, 2018, by and among Hologic, the Guarantors party thereto and Wells Fargo Bank, National Association, as Trustee	8-K	01/19/2018
4.5	First Supplemental Indenture dated January 19, 2018, by and among Hologic, the Guarantors party thereto and Wells Fargo Bank, National Association, as Trustee	8-K	01/19/2018
4.6	Second Supplemental Indenture dated July 25, 2024, by and among Hologic, Inc., The Subsidiary Guarantors Party Hereto and Computershare Trust Company, National Association, as Trustee	Filed herewith	
4.7	Form of 4.625% Senior Note due 2028 (included in Exhibit 4.5)	8-K	01/19/2018

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Filing Date/ Period End Date
4.8	Second Supplemental Indenture dated as of November 9, 2018 among Hologic, Inc., The Subsidiary Guarantor Parties Hereto and Wells Fargo Bank, National Association, as Trustee	10-K	09/25/2021
4.9	Third Supplemental Indenture dated as of January 8, 2019 among Hologic, Inc., the Subsidiary Guarantors Party Hereto and Wells Fargo Bank, National Association, as Trustee	10-K	09/25/2021
4.10	Fourth Supplemental Indenture dated as of March 14, 2019 among Hologic, Inc., The Subsidiary Guarantor Party Hereto and Wells Fargo Bank, National Association, as Trustee	10-K	09/25/2021
4.11	Fifth Supplemental Indenture dated as of May 18, 2021 among Hologic, Inc., the Subsidiary Guarantor Party Hereto and Wells Fargo Bank, National Association, as Trustee	10-K	09/25/2021
4.12	Sixth Supplemental Indenture dated as of July 25, 2024 among Hologic, Inc., The Subsidiary Guarantor Party Hereto and Computershare Trust Company, N.A., as Trustee	Filed herewith	
4.13	Description of Securities	10-K	09/28/2019
10.1*	Hologic Amended and Restated 2008 Equity Incentive Plan	8-K	03/10/2023
10.2*	Form of Stock Option Award Agreement Under 2008 Equity Incentive Plan (adopted fiscal 2016)	8-K	10/14/2015
10.3*	Form of Stock Option Award Agreement Under 2008 Equity Incentive Plan (adopted fiscal 2017)	8-K	11/09/2016
10.4*	Form of Independent Director Stock Option Award Agreement Under 2008 Equity Incentive Plan	10-K	11/21/2023
10.5*	Form of Stock Option Award Agreement Under 2008 Equity Incentive Plan (Outside US) (adopted fiscal 2017)	10-K	11/15/2022
10.6*	Form of Stock Option Award Agreement Under 2008 Equity Incentive Plan (adopted fiscal 2024)	8-K	11/13/2023
10.7*	Form of Independent Director Restricted Stock Unit Award Agreement Under 2008 Equity Incentive Plan	10-K	11/21/2023
10.8*	Form of Restricted Stock Unit Award Agreement Under 2008 Equity Incentive Plan (adopted fiscal 2017)	8-K	11/09/2016
10.9*	Form of Restricted Stock Unit Award Agreement Under 2008 Equity Incentive Plan (Outside US) (adopted fiscal 2017)	10-K	11/15/2022
10.10*	Form of Restricted Stock Unit Award Agreement Under 2008 Equity Incentive Plan (adopted fiscal 2024)	8-K	11/13/2023
10.11*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (relative TSR) (adopted fiscal 2021)	8-K	11/06/2020
10.12*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (ROIC) (adopted fiscal 2021)	8-K	11/06/2020
10.13*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (Free Cash Flow) (adopted fiscal 2021)	8-K	11/06/2020
10.14*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (ROIC – Outside US) (adopted fiscal 2021)	8-K	11/06/2020
10.15*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (relative TSR – Outside US) (adopted fiscal 2021)	8-K	11/06/2020

Exhibit Number	Exhibit Description	Incorporated by Reference	
		Form	Filing Date/ Period End Date
10.16*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (Free Cash Flow – Outside US) (adopted fiscal 2021)	8-K	11/06/2020
10.17*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (relative TSR) (adopted fiscal 2022)	8-K	11/04/2021
10.18*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (ROIC) (adopted fiscal 2022)	8-K	11/04/2021
10.19*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (Free Cash Flow) (adopted fiscal 2022)	8-K	11/04/2021
10.20*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (ROIC – Outside US) (adopted fiscal 2022)	8-K	11/04/2021
10.21*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (relative TSR – Outside US) (adopted fiscal 2022)	8-K	11/04/2021
10.22*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (Free Cash Flow – Outside US) (adopted fiscal 2022)	8-K	11/04/2021
10.23*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (relative TSR) (adopted fiscal 2023)	8-K	11/04/2022
10.24*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (ROIC) (adopted fiscal 2023)	8-K	11/04/2022
10.25*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (Free Cash Flow) (adopted fiscal 2023)	8-K	11/04/2022
10.26*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (ROIC – Outside US) (adopted fiscal 2023)	8-K	11/04/2022
10.27*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (relative TSR – Outside US) (adopted fiscal 2023)	8-K	11/04/2022
10.28*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (Free Cash Flow – Outside US) (adopted fiscal 2023)	8-K	11/04/2022
10.29*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (ROIC) (adopted fiscal 2024)	8-K	11/13/2023
10.30*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (relative TSR) (adopted fiscal 2024)	8-K	11/13/2023
10.31*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (Free Cash Flow) (adopted fiscal 2024)	8-K	11/13/2023
10.32*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (Free Cash Flow) (adopted fiscal 2025)	8-K	11/08/2024
10.33*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (ROIC) (adopted fiscal 2025)	8-K	11/08/2024
10.34*	Form of Performance Stock Unit Award Agreement Under 2008 Equity Incentive Plan (relative TSR) (adopted fiscal 2025)	8-K	11/08/2024
10.35*	Hologic, Inc. Amended and Restated 2012 Employee Stock Purchase Plan, as amended	8-K	03/10/2023
10.36*	Hologic Short-Term Incentive Plan, as amended and restated	8-K	11/07/2018
10.37*	Hologic Amended and Restated Deferred Equity Plan	8-K	12/16/2015
10.38*	Hologic, Inc. Amended and Restated Deferred Compensation Program and Amendment No. 1 thereto	10-Q	08/01/2023
10.39*	Rabbi Trust Agreement	10-K	09/28/2013

Exhibit Number	Exhibit Description	Incorporated by Reference	
		Form	Filing Date/ Period End Date
10.40*	Form of Indemnification Agreement (as executed with each director of Hologic)	8-K	03/06/2009
10.41*	Employment Agreement dated December 6, 2013 by and between Stephen P. MacMillan and Hologic	8-K	12/09/2013
10.42*	Amended and Restated Employment Agreement by and between the Company and Stephen P. MacMillan, dated September 18, 2015	8-K	09/21/2015
10.43*	Amendment No. 1 to Amended and Restated Employment Agreement by and between the Company and Stephen P. MacMillan, dated September 24, 2016	10-K	09/24/2016
10.44*	Amendment No. 2 to Amended and Restated Employment Agreement by and between the Company and Stephen P. MacMillan, dated October 5, 2020	8-K	10/06/2020
10.45*	Change of Control Agreement dated December 6, 2013 by and between Stephen P. MacMillan and Hologic	8-K	12/09/2013
10.46*	Severance and Change of Control Agreement dated July 31, 2018 by and between Karleen M. Oberton and Hologic, Inc.	8-K	07/31/2018
10.47*	Severance and Change of Control Agreement dated February 2, 2015 by and between John M. Griffin and Hologic	10-Q	03/28/2015
10.48*	Amended and Restated Employment Agreement between Jan Verstreken and Hologic dated June 14, 2023	10-Q	08/01/2023
10.49*	Transition Agreement dated December 31, 2023 by and between Hologic, Inc. and Elisabeth (Lisa) Hellmann	10-Q	05/03/2024
10.50*	Severance and Change of Control Agreement dated July 20, 2023 by and between Erik S. Anderson and Hologic, Inc.	10-Q	08/01/2023
10.51*	Severance and Change of Control Agreement dated July 20, 2023 by and between Essex D. Mitchell and Hologic, Inc.	10-Q	08/01/2023
10.52*	Severance and Change of Control Agreement dated July 20, 2023 by and between Jennifer Schneiders and Hologic, Inc.	10-Q	08/01/2023
10.53*	Severance and Change of Control Agreement dated September 19, 2024 by and between Diana De Walt and Hologic, Inc.	Filed herewith	
10.54*	Severance and Change of Control Agreement dated January 18, 2024 by and between Hologic, Inc. and Brandon Schnittker	10-Q	05/03/2024
10.55*	Form of RSU Grant Agreement	Filed herewith	
10.56	Office Lease dated December 31, 2003 between Cytyc and Marlborough Campus Limited Partnership	Cytyc Corporation 10-K	12/31/2003
10.57	First Amendment to that Office Lease dated December 31, 2003 between Cytyc and Marlborough Campus Limited Partnership, entered into August 23, 2017, by and between Hines Global REIT Marlborough Campus LLC and Hologic, Inc. (2)	10-K	09/30/2017
10.58	Second Amendment to Lease dated October 30, 2023 by and between BH GRP TCAM Owner LLC and Hologic, Inc. (3)	Filed herewith	
10.59	Third Amendment to Lease dated May 15, 2024 by and between BH GRP TCAM Owner LLC and Hologic, Inc. (3)	Filed herewith	

Exhibit Number	Exhibit Description	Incorporated by Reference	
		Form	Filing Date/ Period End Date
10.60	Lease Agreement by and between Zona Franca Coyol S.A. and Cytyc Surgical Products Costa Rica S.A. dated April 23, 2007	10-K	09/29/2007
10.61	Addendum 1 to Lease Agreement by and between Zona Franca Coyol S.A. and Cytyc Surgical Products Costa Rica S.A. dated July 22, 2007 (1) (3)	10-K	09/28/2019
10.62	Addendum 2 to Lease Agreement by and between Zona Franca Coyol S.A. and Cytyc Surgical Products Costa Rica S.A. dated September 22, 2008 (1) (3)	10-K	09/28/2019
10.63	Addendum No. 3 to Current Lease by and Between BCR Fondo de Inversion Inmobiliario and Hologic Surgical Products Costa Rica S.R.L. (2)	10-Q	12/30/2017
10.64	Lease Agreement by and between 445 Simarano Drive, Marlborough LLC and Cytyc dated July 11, 2006	10-K	09/29/2007
10.65	First Amendment to Lease by and between 445 Simarano Drive Marlborough LLC and Hologic, Inc. dated July 14, 2016 (3)	10-K	09/28/2019
10.66	Lease of land situated at Crewe Road, Wythenshawe in the City of Manchester between the Council of the City of Manchester and V.G. Instruments Group Limited dated February 8, 1988 (3)	10-K	09/25/2021
10.67	Amended and Restated Credit and Guaranty Agreement, originally dated May 29, 2015, and amended and restated as of October 3, 2017 among Hologic, Hologic GGO 4 Ltd, each Designated Borrower from time to time party thereto, the Guarantors from time to time party thereto, each Lender from time to time party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer	8-K	10/04/2017
10.68	Refinancing Amendment No. 1 dated as of December 17, 2018 to the Amended and Restated Credit and Guaranty Agreement dated as of October 3, 2017	8-K	12/18/2018
10.69	Refinancing Amendment No. 2, dated as of September 27, 2021, to the Amended and Restated Credit and Guaranty Agreement dated as of October 3, 2017, as amended	8-K	09/27/2021
10.70	Refinancing Amendment No. 3, dated as of August 22, 2022, to the Amended and Restated Credit and Guaranty Agreement dated as of October 3, 2017, as amended	10-K	11/15/2023
10.71	Supply Agreement for Panther Instrument System effective November 22, 2006 between Gen-Probe Incorporated and STRATEC Biomedical Systems AG (2)	Gen-Probe 10-Q	09/30/2007
10.72	Amendment No. 1 dated June 1, 2011 to Supply Agreement for Panther Instrument System. (2)	10-K	09/24/2016
10.73	Amendment No. 2 dated February 28, 2013 to Supply Agreement for Panther Instrument System (2)	10-K	09/24/2016
19.0	Hologic, Inc. Insider Trading Policy (as amended June 13, 2024)	Filed herewith	
21.1	Subsidiaries of Hologic	Filed herewith	
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith	
31.1	Certification of Hologic's CEO pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith	
31.2	Certification of Hologic's CFO pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith	

Exhibit Number	Exhibit Description	Incorporated by Reference	
		Form	**Filing Date/ Period End Date**
32.1	Certification of Hologic's CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith	
32.2	Certification of Hologic's CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith	
97.1	Hologic, Inc. Amended and Restated Policy on Recoupment (Claw-back) of Incentive-based Compensation	10-K	11/21/2023
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	Filed herewith	
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	Filed herewith	
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	Filed herewith	
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	Filed herewith	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	Filed herewith	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	Filed herewith	
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)	Filed herewith	

---

*   *Indicates management contract or compensatory plan, contract or arrangement.*

(1)   *Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K.*
(2)   *Confidential treatment has been granted with respect to certain portions of this exhibit. A complete version of this exhibit has been filed separately with the SEC.*
(3)   *Certain portions of this exhibit are considered confidential and have been omitted as permitted under SEC rules and regulations.*

Item 16. Form 10-K Summary

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


HOLOGIC, INC.


By: /S/   STEPHEN P. MACMILLAN
              Stephen P. MacMillan
              Chairman, President and Chief Executive Officer

Date: November 27, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ STEPHEN P. MACMILLAN **STEPHEN P. MACMILLAN**	Chairman, President and Chief Executive Officer (Principal Executive Officer)	November 27, 2024
/S/ KARLEEN M. OBERTON **KARLEEN M. OBERTON**	Chief Financial Officer (Principal Financial Officer)	November 27, 2024
/S/ BENJAMIN J. COHN **BENJAMIN J. COHN**	Vice President, Corporate Controller (Principal Accounting Officer)	November 27, 2024
/S/ AMY M. WENDELL **AMY M. WENDELL**	Lead Independent Director	November 27, 2024
/S/ SALLY W. CRAWFORD **SALLY W. CRAWFORD**	Director	November 27, 2024
/S/ CHARLES DOCKENDORFF **CHARLES DOCKENDORFF**	Director	November 27, 2024
/S/ SCOTT T. GARRETT **SCOTT T. GARRETT**	Director	November 27, 2024
/S/ LUDWIG N. HANTSON **LUDWIG N. HANTSON**	Director	November 27, 2024
/S/ NANAZ MOHTASHAMI **NANAZ MOHTASHAMI**	Director	November 27, 2024
/S/ CHRISTIANA STAMOULIS **CHRISTIANA STAMOULIS**	Director	November 27, 2024
/S/ STACEY D. STEWART **STACEY D. STEWART**	Director	November 27, 2024

Hologic, Inc.

Consolidated Financial Statements

Years ended September 28, 2024, September 30, 2023 and September 24, 2022

Contents

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Hologic, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hologic, Inc. (the Company) as of September 28, 2024 and September 30, 2023, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 28, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 28, 2024 and September 30, 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 28, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 28, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated November 27, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Capital Equipment Revenue Recognition

Description of the Matter

As discussed in Note 3 to the consolidated financial statements, the Company generates capital equipment revenue from the sale of medical imaging systems. The Company's contracts for capital equipment sales generally have multiple performance obligations.

Auditing the revenue recognition for capital equipment sales required auditor judgment because it involves management judgment and estimation associated with the identification of performance obligations within the contracts and the estimation of the standalone selling price of each performance obligation that is based primarily on historical average selling prices.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's processes to account for capital equipment revenue recognition, including management's controls over the identification of performance obligations in revenue contracts and the estimation of the standalone selling price for each performance obligation.

To test capital equipment revenue, we performed procedures which included, among others, analytical procedures and the evaluation of whether management's revenue recognition policies with respect to identification of performance obligations and estimation of standalone selling price associated with such performance obligations are in accordance with ASC 606, Revenue from Contracts with Customers. We tested management's identification of the performance obligations by performing an independent test of a sample of customer contracts. We tested management's estimated standalone selling prices for its identified performance obligations primarily based on performing a sensitivity analysis and verifying a sample of historical prices charged for certain products and services included within capital equipment revenue contracts.

Valuation of Intangible Assets acquired in Business Combination

Description of the Matter

As disclosed in Note 5 to the consolidated financial statements the Company completed the acquisition of Endomagnetics Ltd for a total purchase price of $313.9 million in 2024. The transaction was accounted for as a business combination.

Auditing the Company's accounting for the business combination was complex due to the significant judgment required to estimate the fair value of identified finite-lived intangible assets, which totaled $180.9 million and principally consisted of developed technology related to currently marketed products. The Company used an income approach to determine the fair value of the developed technology intangible assets acquired, which was sensitive to changes in significant assumptions related to estimated discount rates and revenue growth rates. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company's accounting for the business combination. For example, we tested controls over the identification and valuation of the developed technology intangible assets, including the completeness and accuracy of data within the underlying assumptions used to develop such estimates.

To test the estimated fair value of the developed technology intangibles assets, we performed audit procedures that included, among others, testing the significant assumptions used in the valuation, as described above. We evaluated the completeness and accuracy of the underlying data used in the analysis. For example, we compared the significant assumptions, as described above, to the historical results of the acquired business and to other guideline companies within the same industry. We also performed a sensitivity analysis over the significant assumptions by comparing them to current industry, market and economic trends and to the assumptions used by management to value similar assets in other acquisitions. We involved our valuation professionals to assist with our evaluation of the methodology used by the Company and test significant assumptions, including the discount rate, used in the fair value estimates.

We have served as the Company's auditor since 2002.

/s/ Ernst & Young LLP

Boston, Massachusetts
November 27, 2024

Hologic, Inc.

Consolidated Statements of Income

(In millions, except number of shares, which are reflected in thousands, and per share data)

| | Years Ended | | |
	September 28, 2024	September 30, 2023	September 24, 2022
Revenues:			
Product	$ 3,255.1	$ 3,279.9	$ 4,191.2
Service and other	775.2	750.5	671.6
	4,030.3	4,030.4	4,862.8
Costs of revenues:			
Product	1,206.2	1,184.3	1,166.1
Amortization of acquired intangible assets	180.5	205.7	295.7
Impairment of intangible assets and equipment	39.2	179.5	17.4
Service and other	376.6	389.4	386.2
Gross profit	2,227.8	2,071.5	2,997.4
Operating expenses:			
Research and development	272.8	294.3	283.4
Selling and marketing	585.4	595.2	630.3
General and administrative	409.4	392.4	407.7
Amortization of acquired intangible assets	29.2	28.1	45.2
Impairment of intangible assets and equipment	5.6	44.3	27.7
Contingent consideration fair value adjustments	1.7	(14.9)	(39.5)
Loss on assets held-for-sale	—	51.7	—
Restructuring charges	41.1	12.0	2.4
	1,345.2	1,403.1	1,357.2
Income from operations	882.6	668.4	1,640.2
Interest income	108.7	120.5	12.9
Interest expense	(122.1)	(111.1)	(95.1)
Debt extinguishment loss	—	—	(0.7)
Other income (expense), net	(4.1)	(1.7)	30.9
Income before income taxes	865.1	676.1	1,588.2
Provision for income taxes	75.6	220.1	286.2
Net income	$ 789.5	$ 456.0	$ 1,302.0
Net income per common share:			
Basic	$ 3.35	$ 1.85	$ 5.18
Diluted	$ 3.32	$ 1.83	$ 5.13
Weighted average number of shares outstanding:			
Basic	235,723	246,772	251,527
Diluted	237,553	248,831	253,845

See accompanying notes.

Hologic, Inc.

Consolidated Statements of Comprehensive Income

(In millions)

	Years Ended					
	September 28, 2024		**September 30, 2023**		**September 24, 2022**	
Net income	$	789.5	$	456.0	$	1,302.0
Changes in foreign currency translation adjustment		53.1		99.2		(224.1)
Changes in unrealized holding gains and losses on available-for-sale securities, net of taxes						
Gain recognized, net of taxes		1.6		—		—
Changes in pension plans, net of taxes		(0.3)		0.6		1.0
Gain (loss) recognized, net of tax of $(5.7) in 2024, $(2.9) in 2023, and $13.7 in 2022, for interest rate swaps		(18.3)		(9.2)		44.0
Other comprehensive income (loss)		36.1		90.6		(179.1)
Comprehensive income	$	825.6	$	546.6	$	1,122.9

See accompanying notes.

Hologic, Inc.

Consolidated Balance Sheets

(In millions, except number of shares, which are reflected in thousands, and par value)

	September 28, 2024	September 30, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,160.2	$ 2,722.5
Short-term investments	173.4	—
Accounts receivable, less reserves	600.4	625.6
Inventory	679.8	617.6
Prepaid expenses and other current assets	156.2	175.3
Prepaid income taxes	53.3	31.6
Assets held-for-sale - current assets	—	11.9
Total current assets	3,823.3	4,184.5
Property, plant and equipment, net	537.8	517.0
Intangible assets, net	844.6	888.6
Goodwill	3,443.1	3,281.3
Long-term investments	96.4	—
Other assets	410.8	267.9
Total assets	$ 9,156.0	$ 9,139.3
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 37.5	$ 287.0
Accounts payable	203.8	175.2
Accrued expenses	579.7	534.6
Deferred revenue	212.9	199.2
Finance lease obligations	3.3	3.1
Assets held-for-sale - current liabilities	—	8.2
Total current liabilities	1,037.2	1,207.3
Long-term debt, net of current portion	2,497.1	2,531.2
Finance lease obligations, net of current portion	12.2	15.3
Deferred income tax liabilities	59.4	20.2
Deferred revenue, net of current portion	13.8	13.8
Other long-term liabilities	406.3	334.6
Commitments and contingencies (Note 15 and 16)		
Stockholders' equity:		
Preferred stock, $0.01 par value – 1,623 shares authorized; 0 shares issued	—	—
Common stock, $0.01 par value – 750,000 shares authorized; 301,185 and 299,940 shares issued, respectively	3.0	3.0
Additional paid-in-capital	6,244.2	6,141.2
Retained earnings	2,845.8	2,056.3
Treasury stock, at cost – 69,460 and 58,231 shares, respectively	(3,851.5)	(3,036.0)
Accumulated other comprehensive loss	(111.5)	(147.6)
Total stockholders' equity	5,130.0	5,016.9
Total liabilities and stockholders' equity	$ 9,156.0	$ 9,139.3

See accompanying notes.

Hologic, Inc.

Consolidated Statements of Stockholders' Equity

(In millions, except number of shares, which are reflected in thousands)

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock		Total Stockholders' Equity
	Number of Shares	Par Value				Number of Shares	Amount	
Balance at September 25, 2021	297,306	$ 3.0	$ 5,965.8	$ 298.3	$ (59.1)	43,653	$ (1,989.4)	$ 4,218.6
Exercise of stock options	336	—	13.8	—	—	—	—	13.8
Vesting of restricted stock units, net of shares withheld for employee taxes	561	—	(22.9)	—	—	—	—	(22.9)
Common stock issued under the employee stock purchase plan	330	—	19.2	—	—	—	—	19.2
Stock-based compensation expense	—	—	66.7	—	—	—	—	66.7
Net income	—	—	—	1,302.0	—	—	—	1,302.0
Foreign currency translation adjustment	—	—	—	—	(224.1)	—	—	(224.1)
Adjustment to minimum pension liability, net	—	—	—	—	1.0	—	—	1.0
Repurchase of common stock	—	—	—	—	—	7,748	(542.1)	(542.1)
Unrealized gain on interest rate swap	—	—	—	—	44.0	—	—	44.0
Balance at September 24, 2022	298,533	$ 3.0	$ 6,042.6	$ 1,600.3	$ (238.2)	51,401	$ (2,531.5)	$ 4,876.2
Exercise of stock options	504	—	21.5	—	—	—	—	21.5
Vesting of restricted stock units, net of shares withheld for employee taxes	555	—	(24.0)	—	—	—	—	(24.0)
Common stock issued under the employee stock purchase plan	348	—	21.5	—	—	—	—	21.5
Stock-based compensation expense	—	—	79.6	—	—	—	—	79.6
Net income	—	—	—	456.0	—	—	—	456.0
Foreign currency translation adjustment	—	—	—	—	99.2	—	—	99.2
Adjustment to minimum pension liability, net	—	—	—	—	0.6	—	—	0.6
Unrealized loss on interest rate swap	—	—	—	—	(9.2)	—	—	(9.2)
Repurchase of common stock	—	—	—	—	—	6,830	(504.5)	(504.5)
Balance at September 30, 2023	299,940	$ 3.0	$ 6,141.2	$ 2,056.3	$ (147.6)	58,231	$ (3,036.0)	$ 5,016.9
Exercise of stock options	423	—	16.9	—	—	—	—	16.9
Vesting of restricted stock units, net of shares withheld for employee taxes	473	—	(17.4)	—	—	—	—	(17.4)
Common stock issued under the employee stock purchase plan	349	—	21.2	—	—	—	—	21.2
Stock-based compensation expense	—	—	82.3	—	—	—	—	82.3
Net income	—	—	—	789.5	—	—	—	789.5
Foreign currency translation adjustment	—	—	—	—	53.1	—	—	53.1
Adjustment to minimum pension liability, net	—	—	—	—	(0.3)	—	—	(0.3)
Unrealized gain on available-for-sale securities	—	—	—	—	1.6	—	—	1.6
Unrealized loss on interest rate swap	—	—	—	—	(18.3)	—	—	(18.3)
Accelerated share repurchase agreement	—	—	—	—	—	6,988	(500.0)	(500.0)
Repurchase of common stock[1]	—	—	—	—	—	4,241	(315.5)	(315.5)
Balance at September 28, 2024	301,185	$ 3.0	$ 6,244.2	$ 2,845.8	$ (111.5)	69,460	$ (3,851.5)	$ 5,130.0

[1] Includes excise tax on share repurchases.

See accompanying notes.

Hologic, Inc.

Consolidated Statements of Cash Flows

(In millions)

	Years Ended		
	September 28, 2024	September 30, 2023	September 24, 2022
OPERATING ACTIVITIES			
Net income	$ 789.5	$ 456.0	$ 1,302.0
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	99.3	89.6	89.2
Amortization of acquired intangible assets	209.7	233.8	340.9
Stock-based compensation expense	82.3	79.6	66.7
Deferred income taxes and other non-cash taxes	(72.1)	(109.1)	(166.2)
Intangible assets and equipment impairment charges	44.8	223.8	45.1
Loss on assets held-for-sale	—	51.7	—
Contingent consideration fair value adjustments	1.7	(14.9)	(39.5)
Debt extinguishment loss	—	—	0.7
Other adjustments and non-cash items	45.9	28.9	32.6
Changes in operating assets and liabilities, excluding the effect of acquisitions:			
Accounts receivable	41.0	(1.5)	272.3
Inventory	(47.4)	(4.9)	(136.6)
Prepaid income taxes	(21.7)	17.4	(23.3)
Prepaid expenses and other assets	7.3	23.6	384.3
Accounts payable	22.2	(23.0)	(14.4)
Accrued expenses and other liabilities	73.4	(14.2)	(15.8)
Deferred revenue	9.3	14.4	(12.3)
Net cash provided by operating activities	1,285.2	1,051.2	2,125.7
INVESTING ACTIVITIES			
Acquisition of businesses, net of cash acquired	(297.3)	(5.0)	(158.6)
Sale of business, net of cash disposed	(31.3)	—	—
Purchases of available-for-sale securities	(267.7)	—	—
Capital expenditures	(72.4)	(91.8)	(70.6)
Proceeds from the Department of Defense	—	20.5	75.0
Increase in equipment under customer usage agreements	(57.8)	(58.4)	(56.6)
Strategic investments	(42.5)	(10.0)	—
Purchase of intellectual property	(10.0)	—	—
Other activity	(2.0)	(7.4)	4.5
Net cash used in investing activities	(781.0)	(152.1)	(206.3)
FINANCING ACTIVITIES			
Proceeds from long-term debt, net of issuance costs	—	—	1,491.2
Repayment of long-term debt	(287.5)	(15.0)	(1,387.5)
Repayments under accounts receivable securitization agreement	—	—	(248.5)
Repayment of acquired long-term debt	—	—	(63.7)
Payment of contingent consideration	(2.6)	(7.6)	(12.2)
Payment of deferred acquisition consideration	—	(0.8)	—
Repurchases of common stock	(835.1)	(474.8)	(542.1)
Net proceeds from issuance of common stock under employee stock plans	37.8	43.0	33.5
Payment of minimum tax withholdings on net share settlements of equity awards	(17.4)	(24.0)	(22.9)

Payments under finance lease obligations		(3.8)		(4.0)	(3.8)
Net cash used in financing activities		(1,108.6)		(483.2)	(756.0)
Effect of exchange rate changes on cash and cash equivalents		8.9		0.3	5.8
Net (decrease) increase in cash and cash equivalents		(595.5)		416.2	1,169.2
Cash and cash equivalents, beginning of period*		2,755.7		2,339.5	1,170.3
Cash and cash equivalents, end of period*	$	2,160.2	$	2,755.7	$ 2,339.5

*Includes $33.2 million of cash recorded in assets held-for-sale - current assets as of September 30, 2023.

See accompanying notes.

F-10

(all tabular amounts in millions, except number of shares which are reflected in thousands)

1. Operations

Hologic, Inc. (the “Company” or “Hologic”) develops, manufactures and supplies premium diagnostics products, medical imaging systems, and surgical products with an emphasis on women's health and well-being through early detection and treatment. The Company operates in four segments: Diagnostics, Breast Health, GYN Surgical and Skeletal Health.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The Company assesses the terms of its strategic investments to determine if they meet the definition of a variable interest entity (VIE) and if so, whether the Company has a controlling financial interest. A controlling financial interest occurs if the Company has both the power to direct activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb the losses of or the right to receive the benefits from the VIE that could potentially be significant to the VIE. The Company’s strategic investments did not meet the controlling financial interest criteria, and therefore the Company did not consolidate any VIEs during fiscal 2024, 2023 or 2022. The Company’s fiscal year ends on the last Saturday in September. Fiscal 2024, 2023 and 2022 ended on September 28, 2024, September 30, 2023 and September 24, 2022, respectively. Fiscal 2023 was a 53-week year and fiscal 2024 and 2022 were 52-week years.

Subsequent Events Consideration

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence for certain estimates or to identify matters that may require additional disclosure. Subsequent events have been evaluated as required. There were no material recognized or unrecognized subsequent events recorded in the consolidated financial statements as of and for the year ended September 28, 2024, except as noted below.

On October 11, 2024, the Company entered into a definitive agreement to acquire Gynesonics, Inc. (“Gynesonics”) for a purchase price of approximately $350.0 million, subject to working capital and other customary adjustments. Gynesonics, located in Redwood, California, develops a technology intended for diagnostic intrauterine imaging and transcervical treatment of certain symptomatic uterine fibroids, including those associated with heavy menstrual bleeding. Completion of the acquisition is subject to customary closing conditions, including receipt of required regulatory approvals. Gynesonics will be included in the GYN Surgical reportable segment.

On November 19, 2024, the Company executed an accelerated share repurchase agreement (ASR) with JPMorgan Chase & Co., (“JP Morgan”) pursuant to which the Company agreed to repurchase $250 million of the Company’s common stock. Refer to Note 12 for further discussion.

Management’s Estimates and Uncertainties

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions by management affect the Company’s revenue recognition for multiple performance obligation arrangements, valuations, purchase price allocations and contingent consideration related to business combinations, expected future cash flows including growth rates, discount rates, terminal values and other assumptions and estimates used to evaluate the recoverability of long-lived assets and goodwill, estimated fair values of intangible assets and goodwill, amortization methods and periods, accounts receivable reserves, inventory excess and obsolescence reserves, warranty reserves, certain accrued expenses, restructuring and other related charges, contingent liabilities, tax reserves, deferred tax rates and the recoverability of the Company’s net deferred tax assets and related valuation allowances, and stock-based compensation.

Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances.

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including dependence on third-party reimbursements to support the markets of the Company's products, early stage of development of certain products, rapid technological changes, recoverability of long-lived assets (including intangible assets and goodwill), competition, stability of world financial markets, ability to obtain regulatory approvals, changes in the regulatory environment, limited number of suppliers, customer concentration, integration of acquisitions, substantial indebtedness, government regulations, management of international activities, protection of proprietary rights, patent and other litigation, dependence on contract manufacturers, supply chain constraints, inflation and interest rates, and dependence on key individuals.

Cash Equivalents

The Company classifies all highly liquid investments with stated maturities of three months or less from the date of purchase as cash equivalents. Cash equivalents are highly liquid investments with insignificant interest rate risk and maturities of three months or less at the time of acquisition.

Investments

Investments in debt securities are classified as available-for-sale and are reported at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. The Company determines the appropriate classification of its investment in debt securities at the time of purchase and re-evaluates such determination at each balance sheet date. The Company reviews its investments for impairment and adjusts these investments to fair value through earnings, as required.

Strategic Investments

The majority of the Company's strategic investments are in non-marketable equity securities, which are measured at cost, less any impairment, adjusted to fair value for any observable price changes in orderly transactions for identical or similar investments of the same issuer. Investments in entities for which the Company has the ability to exercise significant influence are accounted for under the equity method if the Company holds less than 50 percent of the voting stock and the entity is not a VIE in which the Company is the primary beneficiary in accordance with Accounting Standards Codification ("ASC") Topic 323, *Investments - Equity Method and Joint Ventures*. The Company records these investments initially at cost and adjusts the carrying amount to reflect its proportional share of the earnings or losses of the investee. Refer to Note 6 for additional details on strategic investment balances.

Concentrations of Credit Risk

Financial instruments that subject the Company to credit risk primarily consist of cash and cash equivalents, available-for-sale debt securities, equity investments and trade accounts receivable. The Company invests its cash, cash equivalents and available-for-sale debt securities with high credit quality financial institutions.

The Company's customers are principally located in the U.S., Europe and Asia. The Company performs ongoing credit evaluations of the financial condition of its customers and generally does not require collateral. Although the Company is directly affected by the overall financial condition of the healthcare industry, as well as global economic conditions, management does not believe significant credit risk exists as of September 28, 2024. The Company generally has not experienced any material losses related to receivables from individual customers or groups of customers in the healthcare industry. The Company maintains an allowance for doubtful accounts based on accounts past due and historical collection experience.

There were no customers with a balance greater than 10% of accounts receivable as of September 28, 2024 and September 30, 2023. There were no customers that represented greater than 10% of consolidated revenues for fiscal years 2024, 2023 and 2022.

Concentration of Suppliers

The Company purchases certain components of its products from a single or small number of suppliers. A change in or loss of these suppliers could cause a delay in filling customer orders and a possible loss of sales, which could adversely affect results of operations.

Supplemental Cash Flow Statement Information

		Years Ended				
		September 28, 2024		September 30, 2023		September 24, 2022
Cash paid during the period for income taxes	$	137.9	$	296.1	$	36.2
Cash paid during the period for interest	$	117.1	$	105.4	$	99.7
Non-Cash Financing Activities:						
Fair value of contingent consideration at acquisition	$	—	$	1.1	$	—

Cash paid for income taxes presented above is net of tax refunds of $19.6 million, $39.3 million and $430.4 million for fiscal years 2024, 2023 and 2022, respectively. The fiscal 2024 and 2023 refunds received primarily related to tax filings and over-payments made in the ordinary course of business, while the fiscal 2022 refunds were primarily related to federal and state loss carryback claims.

Inventories

Inventories are valued at the lower of cost or net realizable value on a first-in, first-out basis. Work-in-process and finished goods inventories consist of materials, labor and manufacturing overhead. The valuation of inventory requires management to estimate excess and obsolete inventory. The Company employs a variety of methodologies to determine the net realizable value of its inventory. Provisions for excess and obsolete inventory are primarily based on management's estimates of forecasted sales, usage levels and expiration dates, as applicable for certain disposable products. A significant change in the timing or level of demand for the Company's products compared to forecasted amounts may result in recording additional charges for excess and obsolete inventory in the future. The Company records charges for excess and obsolete inventory within cost of product revenues.

Inventories consisted of the following:

		September 28, 2024		September 30, 2023
Raw materials	$	251.4	$	238.6
Work-in-process		62.0		66.3
Finished goods		366.4		312.7
	$	679.8	$	617.6

Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and impairments. The straight-line method of depreciation is used for all property and equipment.

Property, plant and equipment consisted of the following:

	Estimated Useful Life	September 28, 2024		September 30, 2023
Equipment	3–10 years	$	378.1	$ 380.0
Equipment under customer usage agreements	3–8 years		523.1	508.1
Buildings and improvements	20–35 years		247.1	230.0
Leasehold improvements	Shorter of the Original Lease Term or Estimated Useful Life		44.0	44.4
Land			40.8	41.1
Furniture and fixtures	5–7 years		24.6	19.2
Finance lease right-of-use asset			8.8	8.2
			1,266.5	1,231.0
Less - accumulated depreciation and amortization			(728.7)	(714.0)
		$	537.8	$ 517.0

Equipment under customer usage agreements primarily consists of diagnostic instruments located at customer sites but owned by the Company. Generally, the customer has the right to use the equipment for a period of time provided they meet certain agreed to conditions. The Company recovers the cost of providing the equipment from the sale of disposables, primarily assays, tests and handpieces. The depreciation costs associated with equipment under customer usage agreements are charged to cost of product revenues over the estimated useful life of the equipment. The costs to maintain the equipment in the field are charged to cost of product revenue as incurred.

In September 2020 and October 2020, the Company was awarded grants of $7.6 million and $119.3 million, respectively, from the Department of Defense Joint Acquisition Task Force ("DOD") to expand production capacity for the Company's two SARS-CoV-2 assays. These grants were specifically to fund capital equipment and labor investments to increase manufacturing capacity to enable the Company to provide a certain amount of COVID-19 tests per month for the U.S. market. The Company accounted for the funds received under these grants as a reimbursement of the purchased capital equipment. The Company procured and paid for the capital equipment and necessary resources to build out its facility and construct the manufacturing lines to meet the requirements specified in the grant agreement. Subsequent to the Company paying for the capital equipment, the DOD reimbursed the Company upon it meeting certain requirements. However, the DOD retained title to the assets purchased under the agreement, and title was transferred to the Company upon meeting certain milestones of the manufacturing efforts and obtaining approval from the DOD that the respective milestone had been met. As of the end of fiscal 2022, the Company had completed all milestones under the agreement and was awaiting approval by the DOD. During the second quarter of fiscal 2023, the Company received the final DOD approvals and the final payment from the DOD of $20.5 million, which was recorded as a reduction of the cost basis of the purchased equipment. As of September 30, 2023, no amounts were awaiting approval and all defined milestones were completed. In fiscal 2022, the Company received $75.0 million from the DOD for reimbursement of capital equipment, which was recorded as a reduction of the cost basis of the purchased equipment. In addition, a portion of the DOD grant funded expenditures in connection with the project that did not qualify for capitalization and was recorded as a reduction to expenses, which was $7.6 million in fiscal 2022.

During the third quarter of fiscal 2023, the Company identified indicators of impairment related to the long-lived assets of its Mobidiag business and based on the fair value of the asset group recorded an impairment charge of $12.1 million related to property, plant and equipment. In addition, during the third quarter of fiscal 2023, the Company identified indicators of impairment related to the long-lived assets of its SSI ultrasound imaging business and recorded an impairment charge of $5.8 million related to property, plant and equipment.

Long-Lived Assets

The Company reviews its long-lived assets, which includes property, plant and equipment and identifiable intangible assets (see below for discussion of intangible assets), for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC 360-10-35-15, *Property, Plant and Equipment —Impairment or Disposal of Long-Lived Assets* (ASC 360). Recoverability of these assets is evaluated by comparing the carrying value of the assets to the undiscounted cash flows estimated to be generated by those assets over their remaining economic life. If the undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are considered impaired. The impairment loss is measured by comparing the fair value of the assets to their carrying value. Fair value is determined by either a quoted market price, if any, or a value determined by a discounted cash flow technique.

Business Combinations and Acquisition of Intangible Assets

The Company accounts for the acquisition of a business in accordance with ASC 805, *Business Combinations* (ASC 805). Amounts paid to acquire a business are allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. Contingent consideration not deemed to be linked to continuing employment is recorded at fair value on the date of acquisition. The value recorded is based on estimates of future financial projections under various potential scenarios using a Monte Carlo simulation. These cash flow projections are discounted with an appropriate risk adjusted rate. Each quarter until such contingent amounts are earned, the fair value of the liability is remeasured and adjusted as a component of operating expenses based on changes to the underlying assumptions. The estimates used to determine the fair value of the contingent consideration liability are subject to significant judgment and actual results are likely to differ from the amounts originally recorded. The Company determines the fair value of acquired intangible assets based on detailed valuations that use certain information and assumptions provided by management. The Company allocates any excess purchase price over the fair value of the net tangible and intangible assets acquired to goodwill.

The Company uses the income approach to determine the fair value of developed technology and in-process research and development ("IPR&D") acquired in a business combination. This approach determines fair value by estimating the after-tax cash flows attributable to the respective asset over its useful life and then discounting these after-tax cash flows back to a present value. The Company bases its revenue assumptions on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected product introductions by competitors. Developed technology represents patented and unpatented technology and know-how. The value of the in-process projects is based on the project's stage of completion, the complexity of the work completed as of the acquisition date, the projected costs to complete, the contribution of core technologies and other acquired assets, the expected introduction date, the estimated cash flows to be generated upon commercial release and the estimated useful life of the technology. The Company believes that the estimated developed technology and IPR&D amounts represent the fair value at the date of acquisition and do not exceed the amount a third-party would pay for the assets. The significant assumptions used to estimate the fair value of intangible assets include discount rates and certain assumptions that form the basis of the forecasted results, specifically revenue growth rates. These significant assumptions are forward looking and could be affected by future economic and market conditions.

The Company also uses the income approach, as described above, to determine the estimated fair value of certain other identifiable intangible assets including customer relationships and trade names. Customer relationships represent established relationships with customers, which provide a ready channel for the sale of additional products and services. Trade names represent acquired company and product names.

Intangible Assets and Goodwill

Intangible Assets

Intangible assets are initially recorded at fair value and stated net of accumulated amortization and impairments. The Company amortizes its intangible assets that have finite lives using either the straight-line method, or if reliably determinable, based on the pattern in which the economic benefit of the asset is expected to be utilized. Amortization is recorded over the estimated useful lives ranging from 5 to 30 years. The Company evaluates the recoverability of its definite lived intangible assets whenever events or changes in circumstances or business conditions indicate that the carrying value of these assets may not be recoverable based on expectations of future undiscounted cash flows for each asset group. If the carrying value of an asset or asset group exceeds its undiscounted cash flows, the Company estimates the fair value of the assets, generally utilizing a discounted cash flow analysis based on the present value of after-tax cash flows to be generated by the assets using a risk-adjusted discount rate. To estimate the fair value of the assets, the Company uses market participant assumptions pursuant to ASC 820, *Fair Value Measurements*.

Indefinite lived intangible assets, such as IPR&D assets, are initially recorded at fair value and are required to be tested for impairment annually, or more frequently if indicators of impairment are present. The Company's annual impairment test date is as of the first day of its fourth quarter.

Intangible assets consisted of the following:

Description	September 28, 2024		September 30, 2023	
	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Acquired intangible assets:				
Developed technology	$ 4,567.0	$ 3,834.0	$ 4,411.0	$ 3,649.5
In-process research and development	25.1	—	25.7	—
Customer relationships	609.7	569.8	600.0	550.6
Trade names	260.3	224.5	253.6	212.8
Total acquired intangible assets	$ 5,462.1	$ 4,628.3	$ 5,290.3	$ 4,412.9
Internal-use software	25.7	20.5	24.0	17.8
Capitalized software embedded in products	30.2	24.6	27.7	22.7
Total intangible assets	$ 5,518.0	$ 4,673.4	$ 5,342.0	$ 4,453.4

During the second quarter of fiscal 2024, in connection with commencing its company-wide annual strategic planning process, the Company identified indicators of impairment in its BioZorb product line, which was part of the Focal acquisition. As a result, the Company performed an undiscounted cash flow analysis pursuant to ASC 360 to determine if the cash flows expected to be generated by the BioZorb product line over the remaining estimated useful life of the primary asset were sufficient to recover the carrying value of the asset group. Based on this analysis, the undiscounted cash flows were not sufficient to recover the carrying value of the long-lived assets. Therefore, the Company was required to perform Step 3 of the impairment test and determine the fair value of the asset group. To estimate the fair value of the asset group, the Company utilized the income approach, which is based on a discounted cash flow (DCF) analysis and calculated the fair value by estimating the after-tax cash flows attributable to the asset group and then discounting the after-tax cash flows to present value using a risk-adjusted discount rate. Based on this analysis, the fair value of the BioZorb asset group was below its carrying value and the Company recorded an impairment charge of $26.8 million during the second quarter of fiscal 2024. The impairment charge was allocated to the long-lived assets on a pro-rata basis as follows: $25.9 million to developed technology and $0.9 million to trade names, which reduced the carrying value of the assets to $13.9 million and $0.5 million respectively.

During the third quarter of fiscal 2024, the Federal Drug Administration classified a prior safety notice for the BioZorb Marker as a Class I recall. This was the technical classification of a prior safety notice only, not a product removal. Following this, the Company lowered its forecasts for this product line, which is an indicator of impairment. Accordingly, the Company performed an undiscounted cash flow analysis, and the cash flows were not sufficient to recover the carrying value of the asset group. The Company performed a fair value analysis and determined that the fair value of the asset group was de minimus. As a result, the Company recorded an impairment charge of $13.3 million and $0.4 million to developed technology and trade names, respectively, to fully write-off the assets.

During the first quarter of fiscal 2024, the Company assessed its only in-process research and development intangible asset from its Mobidiag acquisition for impairment. The Company determined the fair value of this indefinite-lived asset utilizing the DCF model and recorded a $4.3 million impairment charge, reducing the fair value of this asset to $22.4 million. The reduction in the fair value of this asset was primarily due to a reduction in forecasted revenues and a delay in the timing of completing the project. In addition, the Company determined that the useful life of the customer relationship and trade name intangible assets from its Mobidiag acquisition should be shortened and recorded accelerated amortization expense of $7.3 million to bring the net carrying values to zero.

During the third quarter of fiscal 2023, in connection with its company-wide annual budgeting and strategic planning process as well as evaluating the current operating performance of its Mobidiag business, including product design and manufacturing requirements, the Company reassessed its short-term and long-term commercial plans for this business. The Company made certain operational and strategic decisions to invest and focus more on the long-term success of this business, which resulted in the Company significantly reducing its forecasted revenues and operating results.

As a result, the Company identified indicators of impairment and performed an undiscounted cash flow analysis pursuant to ASC 360 to determine if the cash flows expected to be generated by the Mobidiag business over the estimated remaining useful life of its primary assets were sufficient to recover the carrying value of the asset group. Based on this analysis the undiscounted cash flows were not sufficient to recover the carrying value of the long-lived assets. As a result, the Company was required to perform Step 3 of the impairment test and determine the fair value of the asset group. To estimate the fair value of the asset group, the Company utilized the income approach, which was based on a DCF analysis. Assumptions used in the DCF require significant judgment, including judgment about appropriate discount rates, growth rates, and the amount and timing of expected future cash flows. The forecasted cash flows were based on the Company's most recent strategic plan at that time and for periods beyond the strategic plan, the Company's estimates were based on assumed growth rates expected as of the measurement date. The Company believed its assumptions were consistent with the plans and estimates that a market participant would use to manage the business. The discount rate used was intended to reflect the risks inherent in future cash flow projections and was based on an estimate of the weighted average cost of capital (WACC) of market participants relative to the asset group. The Company used a discount rate of 17.0%. Based on this analysis, the fair value of the Mobidiag asset group was below its carrying value. Prior to calculating and allocating the impairment charge, the Company assessed the only in-process research and development intangible asset in this asset group for impairment. The Company determined the fair value of this indefinite-lived asset utilizing the DCF model and recorded a $10.5 million impairment charge, reducing the fair value of this asset to $26.5 million. The reduction in fair value of this asset was primarily due to a reduction in forecasted revenues and a delay in the timing of completing the project to focus on other projects.

To record the asset group to fair value, the Company recorded an impairment charge of $186.9 million during the third quarter of fiscal 2023. The impairment charge was allocated to the long-lived assets on a pro-rata basis as follows: $153.7 million to developed technology, $10.4 million to customer relationships, $10.7 million to trade names, and $12.1 million to equipment. The Company believed its assumptions used to determine the fair value of the asset group were reasonable. The Company also re-evaluated the remaining useful lives of the intangible assets and concluded no changes were necessary at that time.

During the third quarter of fiscal 2023, the Company also identified indicators of impairment associated with its SSI ultrasound imaging asset group. The Company determined that the fair value of this asset group was approximately zero and the carrying value of the long-lived assets was fully impaired. As a result, the Company recorded an impairment charge of $26.4 million, of which $20.6 million was allocated to intangible assets, primarily developed technology, and $5.8 million was allocated to equipment.

During the fourth quarter of fiscal 2022, the Company performed its annual impairment test of its Mobidiag IPR&D intangible asset. The Company determined the fair value of the asset utilizing a DCF model and recorded a $27.7 million impairment charge. The reduction in fair value was due to an increase in the discount rate from higher interest rates, a reduction in forecasted revenues and timing of completing the project. During the fourth quarter of fiscal 2022, the Company identified a certain product line associated with the Focal Therapeutics, Inc. acquisition that would no longer be commercially sold. As a result, the Company recorded an impairment charge to write-off a developed technology asset of $8.2 million. During the third quarter of fiscal 2022, the Company identified certain product lines associated with the Faxitron Bioptics, LLC acquisition that would no longer be commercially sold. As a result, the Company recorded an impairment charge to write-off the developed technology assets of $9.2 million.

Amortization expense related to developed technology is classified as cost of product revenues—amortization of intangible assets. Amortization expense related to customer relationships and trade names is classified as a component of amortization of intangible assets within operating expenses.

The estimated amortization expense at September 28, 2024 for each of the five succeeding fiscal years was as follows:

Fiscal 2025	$	199.3
Fiscal 2026	$	169.2
Fiscal 2027	$	82.1
Fiscal 2028	$	79.0
Fiscal 2029	$	72.9

Goodwill

In accordance with ASC 350, *Intangibles—Goodwill and Other* (ASC 350), the Company tests goodwill for impairment annually at the reporting unit level and between annual tests if events and circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying value. Events that could indicate impairment and trigger an interim impairment assessment include, but are not limited to, current economic and market conditions, including a decline in market capitalization, a significant adverse change in legal factors, business climate, operational performance of the business or key personnel, and an adverse action or assessment by a regulator.

In performing the impairment test, the Company utilizes the single-step approach prescribed under Accounting Standards Update No. 2017-04, *Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment* (ASU 2017-04). This approach requires a comparison of the carrying value of each reporting unit to its estimated fair value and to the extent the carrying value exceeds the fair value a charge is recorded up to the amount of goodwill in the reporting unit. To estimate the fair value of its reporting units, the Company primarily utilizes the income approach. The income approach is based on a DCF analysis and calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting the after-tax cash flows to present value using a risk-adjusted discount rate. Assumptions used in the DCF require significant judgment, including judgment about appropriate discount rates and terminal values, growth rates, and the amount and timing of expected future cash flows. The forecasted cash flows are based on the Company's most recent budget and strategic plan and for years beyond this period, the Company's estimates are based on assumed growth rates expected as of the measurement date. The Company believes its assumptions are consistent with the plans and estimates used to manage the underlying businesses. The discount rates used are intended to reflect the risks inherent in future cash flow projections and are based on estimates of the weighted-average cost of capital ("WACC") of market participants. The market approach considers comparable market data based on multiples of revenue or earnings before interest, taxes, depreciation and amortization ("EBITDA") and is primarily used as a corroborative analysis to the results of the DCF analysis. The Company believes its assumptions used to determine the fair value of its reporting units are reasonable. If different assumptions were used, particularly with respect to forecasted cash flows, terminal values, WACCs, or market multiples, different estimates of fair value may result and there could be the potential that an impairment charge could result. Actual operating results and the related cash flows of the reporting units could differ from the estimated operating results and related cash flows.

The Company conducted its fiscal 2024 impairment test for its reporting units on the first day of the fourth quarter, and as noted above used DCF and market approaches to estimate the fair value of its reporting units as of June 30, 2024, and ultimately used the fair value determined by the DCF approach in making its impairment test conclusions. As a result of completing this analysis, all of the Company's reporting units had fair values exceeding their carrying values.

At September 28, 2024, the Company believes that its reporting units, with goodwill aggregating $3.4 billion, were not at risk of failing the goodwill impairment test based on its current forecasts and qualitative assessment.

The Company conducted its fiscal 2023 and 2022 impairment tests for its reporting units on the first day of the fourth quarter of its respective fiscal year, and as noted above used DCF and market approaches to estimate the fair value of its reporting units as of the measurement date, and ultimately used the fair value determined by the DCF approach in making its impairment test conclusions. As a result of completing these analyses, all of the Company's reporting units had fair values exceeding their carrying values.

A rollforward of goodwill activity by reportable segment from September 30, 2023 to September 28, 2024 is as follows:

	Diagnostics	Breast Health	GYN Surgical	Skeletal Health	Total
Balance at September 30, 2023	$ 1,351.6	$ 787.8	$ 1,133.9	$ 8.0	$ 3,281.3
Endomag acquisition	—	138.9	—	—	138.9
Foreign currency and other adjustments	14.2	7.9	0.8	—	22.9
Balance at September 28, 2024	$ 1,365.8	$ 934.6	$ 1,134.7	$ 8.0	$ 3,443.1

Other Assets

Other assets consisted of the following:

Other Assets	September 28, 2024	September 30, 2023
Tax receivable	$ 37.5	$ 33.0
Operating lease right of use assets	92.2	62.7
Life insurance contracts	71.0	56.1
Deferred tax assets	128.8	56.6
Strategic investments	54.3	15.5
Other	27.0	44.0
	$ 410.8	$ 267.9

Life insurance contracts were purchased in connection with the Company's Nonqualified Deferred Compensation Plan ("DCP") and are recorded at their cash surrender value (see Note 14 for further discussion).

Research and Software Development Costs

Costs incurred for the research and development of the Company's products are expensed as incurred. Nonrefundable advance payments for goods or services to be received in the future by the Company for use in research and development activities are deferred. The deferred costs are expensed as the related goods are delivered or the services are performed.

The Company accounts for the development costs of software embedded in the Company's products in accordance with ASC 985, *Software.* Costs incurred in the research, design and development of software embedded in products to be sold to customers are charged to expense until technological feasibility of the ultimate product to be sold is established. The Company's policy is that technological feasibility is achieved when a working model, with the key features and functions of the product, is available for customer testing. Software development costs incurred after the establishment of technological feasibility and until the product is available for general release are capitalized, provided recoverability is reasonably assured. Capitalized software development costs are amortized over their estimated useful life and recorded within cost of revenues - product.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries are translated in accordance with ASC 830, *Foreign Currency Matters.* The reporting currency for the Company is the U.S. dollar. The functional currency of the Company's foreign subsidiaries is determined based on the guidance in ASC 830. The majority of the Company's foreign subsidiaries' functional currency is the applicable local currency, although certain of the Company's foreign subsidiaries' functional currency is the U.S. dollar based on the nature of their operations or functions. Assets and liabilities of subsidiaries whose functional currency is the local currency are translated at the exchange rate in effect at each balance sheet date. Before translation, the Company re-measures foreign currency denominated assets and liabilities, including inter-company accounts receivable and payable, into the functional currency of the respective entity, resulting in unrealized gains or losses recorded in other income (expense), net, in the Consolidated Statements of Income. Revenues and expenses are translated using average exchange rates during the respective period. Foreign currency translation adjustments are accumulated as a component of other comprehensive income (loss), which is a separate component of stockholders' equity. Gains and losses arising from transactions denominated in foreign currencies are included in other income (expense), net, in the Consolidated Statements of Income. During fiscal years 2024, 2023 and 2022, the Company recorded net foreign exchange (losses) gains of $(21.0) million, $(7.9) million, and $48.5 million, respectively.

Accumulated Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes certain transactions that have generally been reported in the statement of stockholders' equity. The following tables summarize the components and changes in accumulated balances of other comprehensive loss for the periods presented:

	Year Ended September 28, 2024					Year Ended September 30, 2023			
	Foreign Currency Translation	Pension Plan	Available-for-sale debt securities	Hedged Interest Rate Swaps	Total	Foreign Currency Translation	Pension Plan	Hedged Interest Rate Swaps	Total
Beginning Balance	$ (168.0)	$ 0.3	$ —	$ 20.1	$ (147.6)	$ (267.2)	$ (0.3)	$ 29.3	$ (238.2)
Other comprehensive income (loss) before reclassifications	53.1	(0.3)	1.6	(18.3)	36.1	99.2	0.6	(9.2)	90.6
Ending Balance	$ (114.9)	$ —	$ 1.6	$ 1.8	$ (111.5)	$ (168.0)	$ 0.3	$ 20.1	$ (147.6)

Derivatives

Interest Rate Risk - Cash Flow Hedge

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company manages its exposure to some of its interest rate risk through the use of interest rate swaps, which are derivative financial instruments. The Company does not use derivatives for speculative purposes. For a derivative that is designated as a cash flow hedge, changes in the fair value of the derivative are recognized in accumulated other comprehensive income ("AOCI") to the extent the derivative is effective at offsetting the changes in the cash flows being hedged until the hedged item affects earnings.

In fiscal 2019, the Company entered into an interest rate swap contract with an effective date of December 23, 2020 and a termination date of December 17, 2023 to hedge a portion of its variable rate debt. On August 25, 2022, the interest rate swap agreement was restructured (consistent with the 2021 Credit Agreement; see Note 9) to convert the benchmark interest rate from LIBOR to the SOFR rate effective September 23, 2022 with a termination date of December 17, 2023. The Company applied the practical and optional expedients in ASC 848, *Reference Rate Reform,* in evaluating the impact of modifying the contract, which resulted in no change to the accounting for this derivative contract. The notional amount of this swap was $1.0 billion. The restructured interest rate swap fixed the SOFR component of the variable interest rate on $1.0 billion of the notional amount under the 2021 Credit Agreement at 1.23%. The critical terms of the restructured interest rate swap were designed to mirror the terms of the Company's SOFR-based borrowings under the 2021 Credit Agreement and therefore were highly effective at offsetting the cash flows being hedged. The Company designated this derivative as a cash flow hedge of the variability of the SOFR-based interest payments on $1.0 billion of principal. Therefore, changes in the fair value of the swap were recorded in AOCI. The contract expired during the first quarter of fiscal 2024.

On March 23, 2023, the Company entered into two consecutive interest rate swap contracts with the first contract having an effective date of December 17, 2023 and terminating on December 27, 2024, and the second contract having an effective date of December 27, 2024 and terminating on September 25, 2026. The notional amount of these swaps is $500 million, and the first interest rate swap fixes the SOFR component of the variable interest rate at 3.46%, and the second interest rate swap fixes the SOFR component of the variable interest rate at 2.98%. The critical terms of the interest rate swaps are designed to mirror the terms of the Company's SOFR-based borrowings under the 2021 Credit Agreement and therefore are highly effective at offsetting the cash flows being hedged. The Company designated this derivative as a cash flow hedge of the variability of the SOFR-based interest payments on $500 million of principal.

The changes in the fair value of the swaps are recorded in AOCI and net of taxes were a loss of $18.3 million, a loss of $9.2 million and a gain of $44.0 million, respectively, for fiscal years 2024, 2023, and 2022, respectively. The fair value of these derivative instruments was in an asset position of $2.9 million as of September 28, 2024.

Forward Foreign Currency Contracts, Foreign Currency Option Contracts

The Company enters into forward foreign currency exchange contracts and foreign currency option contracts (including collars) to mitigate certain operational exposures from the impact of changes in foreign currency exchange rates. Such exposures result from the portion of the Company's cash and operations that are denominated in currencies other than the U.S. dollar, primarily the Euro, the U.K. Pound, the Australian dollar, the Canadian dollar, the Chinese Yuan and the Japanese Yen. These foreign currency exchange contracts are entered into to support transactions made in the ordinary course of business and are not speculative in nature. The Company uses collars and forward contracts as part of its foreign currency hedging strategy to manage the risk associated with fluctuations in foreign currency exchange rates. Collars, which are a combination of a put and call option, limit the range of possible positive or negative returns on an underlying exposure to a specific range. The contracts are generally for periods of one year or less. The Company did not elect hedge accounting for these contracts. The change in the fair value of these contracts is recognized directly in earnings as a component of other income (expense), net.

Realized and unrealized gains and losses from these contracts, which were the only derivative contracts not designated for hedge accounting, for the years ended September 28, 2024, September 30, 2023, and September 24, 2022 were as follows:

	Years Ended		
	September 28, 2024	September 30, 2023	September 24, 2022
Amount of realized gain (loss) recognized in income			
Forward foreign currency contracts	$ 3.9	$ 1.3	$ 68.5
Foreign currency option contracts	—	(4.0)	—
	$ 3.9	$ (2.7)	$ 68.5
Amount of unrealized (loss) gain recognized in income			
Forward foreign currency contracts	$ (20.9)	$ (7.5)	$ 14.7
Foreign currency option contracts	0.8	(5.5)	5.5
	$ (20.1)	$ (13.0)	$ 20.2
Amount of gain (loss) recognized in income			
Total	$ (16.2)	$ (15.7)	$ 88.7

As of September 28, 2024, the Company had outstanding forward foreign currency contracts that were not designated for hedge accounting and are used to hedge forecasted transactions denominated in the Euro, U.K. pound, Australian dollar, Canadian dollar, Chinese Yuan and Japanese Yen with an aggregate notional amount of $378.5 million.

Financial Instrument Presentation

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the balance sheet as of September 28, 2024:

	Balance Sheet Location	September 28, 2024	September 30, 2023
Assets:			
Derivative instrument designated as a cash flow hedge:			
Interest rate swap contracts	Prepaid expenses and other current assets	$ 3.1	$ 16.2
Interest rate swap contracts	Other assets	—	10.7
		$ 3.1	$ 26.9
Derivatives not designated as hedging instruments:			
Forward foreign currency contracts	Prepaid expenses and other current assets	$ —	$ 8.4
Foreign currency option contracts	Prepaid expenses and other current assets	0.8	—
		$ 0.8	$ 8.4
Liabilities:			
Derivative instruments designated as a cash flow hedge:			
Interest rate swap contracts	Other long-term liabilities	0.2	—
Total		$ 0.2	$ —
Derivatives not designated as hedging instruments:			
Forward foreign currency contracts	Accrued expenses	$ 12.6	$ —

The following table presents the unrealized gain (loss) recognized in AOCI related to the interest rate caps and interest rate swap for the following reporting periods:

| | Years Ended | | |
	September 28, 2024	September 30, 2023	September 24, 2022
Amount of (loss) gain recognized in other comprehensive income (loss), net of taxes:			
Interest rate swap	$ (18.3)	$ (9.2)	$ 44.0
Total	$ (18.3)	$ (9.2)	$ 44.0

Trade Receivables and Allowance for Credit Losses

The Company applies ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326)* to its trade receivables and allowances for credit losses, which requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The expected credit losses are developed using an estimated loss rate method that considers historical collection experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The estimated loss rates are applied to trade receivables with similar risk characteristics such as the length of time the balance has been outstanding and the location of the customer. In certain instances, the Company may identify individual trade receivable assets that do not share risk characteristics with other trade receivables, in which case the Company records its expected credit losses on an individual asset basis. For example, potential adverse changes to customer liquidity from new macroeconomic events, such as pandemics and inflation, must be taken into consideration. To date, the Company has not experienced significant customer payment defaults, or identified other significant collectability concerns. In connection with assessing credit losses for individual trade receivable assets, the Company considers significant factors relevant to collectability including those specific to the customer such as bankruptcy, length of time an account is outstanding, and the liquidity and financial position of the customer. If a trade receivable asset is evaluated on an individual basis, the Company excludes those assets from the portfolios of trade receivables evaluated on a collective basis.

The following is a rollforward of the allowance for credit losses for fiscal 2024, 2023 and 2022:

	Balance at Beginning of Period	Charged to Costs and Expenses	Write-offs and Payments	Balance at End of Period
Period Ended:				
September 28, 2024	$ 38.5	$ 5.7	$ (2.8)	$ 41.4
September 30, 2023	$ 37.7	$ 3.7	$ (2.9)	$ 38.5
September 24, 2022	$ 40.5	$ 4.2	$ (7.0)	$ 37.7

Cost of Service and Other Revenues

Cost of service and other revenues primarily represents payroll and related costs associated with the Company's professional services, employees, consultants, infrastructure costs and overhead allocations, including depreciation, rent and materials consumed in providing the service.

Stock-Based Compensation

The Company accounts for share-based payments in accordance with ASC 718, *Stock Compensation* (ASC 718). As such, all share-based payments to employees, including grants of stock options, restricted stock units, performance stock units and market stock units and shares issued under the Company's employee stock purchase plan, are recognized in the Consolidated Statements of Income based on their fair values on the date of grant. In addition, all excess tax benefits and deficiencies are recognized as a component of the provision for income taxes on a discrete basis in the period in which the equity awards vest and/or are settled.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is computed by dividing net income by the weighted average number of common shares and the dilutive effect of potential future issuances of common stock from outstanding stock options and restricted stock units for the period outstanding determined by applying the treasury stock method. In accordance with ASC 718, the assumed proceeds under the treasury stock method include the average unrecognized compensation expense of in-the-money stock options and restricted stock units. This results in the assumed buyback of additional shares, thereby reducing the dilutive impact of equity awards.

A reconciliation of basic and diluted share amounts for fiscal 2024, 2023, and 2022 was as follows:

	September 28, 2024	September 30, 2023	September 24, 2022
Basic weighted average common shares outstanding	235,723	246,772	251,527
Weighted average common stock equivalents from assumed exercise of stock options and restricted stock units	1,830	2,059	2,318
Diluted weighted average common shares outstanding	237,553	248,831	253,845
Weighted-average anti-dilutive shares related to:			
Outstanding stock options and restricted stock units	1,171	981	1,049

Product Warranties

The Company generally offers a one-year warranty for its products. The Company provides for the estimated cost of product warranties at the time product revenue is recognized. Factors that affect the Company's warranty reserves include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair. The Company periodically assesses the adequacy of the warranty reserve and adjusts the amount as necessary.

Product warranty activity for fiscal 2024 and 2023 was as follows:

Period ended:	Balance at Beginning of Period	Provisions	Acquired	Settlements/ Adjustments	Balance at End of Period
September 28, 2024	$ 8.3	$ 9.0	$ 0.1	$ (7.5)	$ 9.9
September 30, 2023	$ 8.0	$ 6.8	$ 0.8	$ (7.3)	$ 8.3

Advertising Costs

Advertising costs are charged to operations as incurred. The Company does not have any direct-response advertising. Advertising costs, which include trade shows and conventions, were approximately $22.6 million, $31.4 million and $78.1 million for fiscal 2024, 2023 and 2022, respectively, and were included in selling and marketing expense in the Consolidated Statements of Income. The higher advertising costs in fiscal 2022 was primarily due to the Company's agreement to be a sponsor of the Women's Tennis Association and related structure of the arrangement and the production and airing of its Super Bowl commercial in February 2022.

New Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures*. The guidance requires entities to provide enhanced disclosures about significant segment expenses. For entities that have adopted the amendments in Update 2023-07, the updated guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and is applicable to the Company in fiscal 2025. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2023-07 on its consolidated financial position and results of operations.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740) Improvements to Income Tax Disclosures*. The FASB issued this Update to enhance income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2024, and is applicable to the Company in fiscal 2025. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2023-09 on its consolidated financial position and results of operations.

In March 2024, the SEC issued its final climate disclosure rule, which requires the disclosure of Scope 1 and Scope 2 greenhouse gas emissions and other climate-related topics in annual reports and registration statements, when material. Disclosure requirements were to begin phasing in for fiscal years beginning on or after January 1, 2025, however on April 4,

2024, the SEC issued an order staying the rule pending the completion of an ongoing judicial review. The Company is monitoring SEC developments and evaluating the impact of the new rule to its financial statements.

3. Revenue

The Company accounts for revenue pursuant to ASC 606, *Revenue from Contracts with Customer* (ASC 606) and generates revenue from the sale of its products, primarily medical imaging systems and related components and software, diagnostic tests and assays and surgical disposable products, and related services, which are primarily support and maintenance services on its medical imaging systems, and to a lesser extent installation, training and repairs. In addition, the Company generates service revenue from performing laboratory testing services through its Biotheranostics CLIA laboratory, which is included in its Molecular Diagnostics business. The Company's products are sold primarily through a direct sales force, and within international markets, there is more reliance on distributors and resellers. Revenue is recorded net of sales tax. The following tables provide revenue from contracts with customers by business and geographic region on a disaggregated basis:

	Years Ended								
	September 28, 2024			September 30, 2023			September 24, 2022		
Business (in millions)	United States	Intl.	Total	United States	Intl.	Total	United States	Intl.	Total
Diagnostics:									
Cytology & Perinatal	$ 283.3	$ 195.9	$ 479.2	$ 297.4	$ 183.2	$ 480.6	$ 300.4	$ 174.3	$ 474.7
Molecular Diagnostics	999.1	273.4	1,272.5	1,061.0	300.7	1,361.7	1,694.5	816.9	2,511.4
Blood Screening	30.3	—	30.3	37.8	—	37.8	32.4	—	32.4
Total	1,312.7	469.3	1,782.0	1,396.2	483.9	1,880.1	2,027.3	991.2	3,018.5
Breast Health:									
Breast Imaging	932.9	277.8	1,210.7	884.0	260.2	1,144.2	735.1	216.5	951.6
Interventional Breast Solutions	244.6	67.6	312.2	232.6	55.9	288.5	222.1	54.1	276.2
Total	1,177.5	345.4	1,522.9	1,116.6	316.1	1,432.7	957.2	270.6	1,227.8
GYN Surgical	482.5	158.8	641.3	475.3	128.9	604.2	423.8	99.1	522.9
Skeletal Health	51.4	32.7	84.1	69.9	43.5	113.4	59.6	34.0	93.6
Total	$ 3,024.1	$ 1,006.2	$ 4,030.3	$ 3,058.0	$ 972.4	$ 4,030.4	$ 3,467.9	$ 1,394.9	$ 4,862.8

	Years Ended		
Geographic Regions (*in millions*)	September 28, 2024	September 30, 2023	September 24, 2022
United States	$ 3,024.1	$ 3,058.0	$ 3,467.9
Europe	532.7	520.3	888.5
Asia-Pacific	259.6	255.7	359.7
Rest of World	213.9	196.4	146.7
	$ 4,030.3	$ 4,030.4	$ 4,862.8

The following table provides revenue recognized by source:

Revenue by type (*in millions*)	Years Ended		
	September 28, 2024	September 30, 2023	September 24, 2022
Disposables	$ 2,490.2	$ 2,539.4	$ 3,603.6
Capital equipment, components and software	764.9	740.5	587.6
Service	758.2	730.5	652.4
Other	17.0	20.0	19.2
	$ 4,030.3	$ 4,030.4	$ 4,862.8

The Company considers revenue to be earned when all of the following criteria are met: the Company has a contract with a customer that creates enforceable rights and obligations; promised products or services are identified; the transaction price, or the amount the Company expects to receive, including an estimate of uncertain amounts subject to a constraint to ensure revenue is not recognized in an amount that would result in a significant reversal upon resolution of the uncertainty, is determinable; and the Company has transferred control of the promised items to the customer. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the contract. The transaction price for the contract is measured as the amount of consideration the Company expects to receive in exchange for the goods and services expected to be transferred. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, control of the distinct good or service is transferred. Transfer of control for the Company's products is generally at shipment or delivery, depending on contractual terms, but occurs when title and risk of loss transfers to the customer which represents the point in time when the customer obtains the use of and substantially all of the remaining benefit of the product. As such, the Company's performance obligation related to product sales is satisfied at a point in time. Revenue from support and maintenance contracts, extended warranty and professional services for installation, training and repairs is recognized over time based on the period contracted or as the services are performed as these methods represent a faithful depiction of the transfer of goods and services.

The Company recognizes a receivable when it has an unconditional right to payment, which represents the amount the Company expects to collect in a transaction and is most often equal to the transaction price in the contract. Payment terms are typically 30 days in the U.S. but may be longer in international markets. The Company treats shipping and handling costs performed after a customer obtains control of the good as a fulfillment cost and records these costs within costs of product revenue when the corresponding revenue is recognized.

The Company also places instruments (or equipment) at customer sites but retains title to the instrument. The customer has the right to use the instrument for a period of time, and the Company recovers the cost of providing the instrument through the sales of disposables, namely tests and assays in Diagnostics and handpieces in GYN Surgical. These types of agreements include an embedded lease, which is generally an operating lease, for the right to use an instrument and no instrument revenue is recognized at the time of instrument delivery. The Company recognizes a portion of the revenue allocated to the embedded lease concurrent with the sale of disposables over the term of the agreement.

Revenue from laboratory testing services, which are generated by the Company's Biotheranostics business, is recognized based upon contracted amounts with payors and historical cash collection experience for the same test or same payor group. Revenue is recognized once the laboratory services have been performed, the results have been delivered to the ordering physician, the payor has been identified, and insurance has been verified. The estimated timeframes for cash collection are three months for Medicare payors, six months for Medicare Advantage payors, and nine months for commercial payors.

Generally, the contracts for capital equipment include multiple performance obligations. For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract. The Company determines its best estimate of standalone selling price using average selling prices over 3- to 12-month periods of data depending on the products or nature of the services coupled with current market considerations. If the product or service does not have a history of sales or if sales volume is not sufficient, the Company relies on prices set by its pricing committees or applicable marketing department adjusted for expected discounts.

Variable Consideration

The Company exercises judgment in estimating variable consideration, which includes volume discounts, sales rebates, product returns and other adjustments. These amounts are recorded as a reduction to revenue and classified as a current liability. The Company bases its estimates for volume discounts and sales rebates on historical information to the extent it is reasonable to be used as a predictive tool of expected future rebates. To the extent the transaction price includes variable consideration, the Company applies judgment in constraining the estimated variable consideration due to factors that may cause reversal of revenue recognized. The Company evaluates constraints based on its historical and projected experience with similar customer contracts. The Company's contracts for the sale of capital equipment and related components, and assays and tests typically do not provide the right to return product, however, its contracts for the sale of its GYN Surgical and Interventional Breast Solutions surgical handpieces provide for a right of return for a limited period of time. Estimates of variable consideration and constraints are not material to the Company's financial statements.

Remaining Performance Obligations

As of September 28, 2024, the estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied was approximately $861.1 million. These remaining performance obligations primarily relate to support and maintenance obligations and extended warranty in the Company's Breast Health and Skeletal Health reportable segments. The Company expects to recognize approximately 47.6% of this amount as revenue in 2025, 28.6% in 2026, 14.5% in 2027, 6.2% in 2028, and 3.1% thereafter. As permitted, the Company does not include remaining performance obligations related to contracts with original expected durations of one year or less in the amounts above.

Contract Assets and Liabilities

The Company discloses accounts receivable separately in the Consolidated Balance Sheets at their net realizable value. Contract assets primarily relate to the Company's conditional right to consideration for work completed but not billed at the reporting date. Contract assets at the beginning and end of the period, as well as the changes in the balance, were immaterial.

Contract liabilities primarily relate to payments received from customers in advance of performance under the contract. The Company records a contract liability, or deferred revenue, when it has an obligation to provide service, and to a much lesser extent product, to the customer and payment is received or due in advance of performance. Deferred revenue primarily relates to support and maintenance contracts and extended warranty obligations within the Company's Breast Health and Skeletal Health reportable segments. Contract liabilities are classified as other current liabilities and other long-term liabilities on the Consolidated Balance Sheets. The Company recognized revenue of $134.4 million and $132.7 million in the years ended September 28, 2024 and September 30, 2023, respectively, that was included in the contract liability balance at September 30, 2023 and September 24, 2022, respectively.

Practical Expedients

The Company applies a practical expedient to expense costs to obtain a contract with a customer as incurred when the amortization period would have been one year or less. These costs solely comprise sales commissions and typically the commissions are incurred at the time of shipment of product and upon billings for support and maintenance contracts.

4. Leases

The Company accounts for leases pursuant to ASC 842 *Leases* (ASC 842) and recognizes lease assets and liabilities on its balance sheet. As a lessee, the Company elected to combine lease and non-lease components together for the majority of its leases, and as a result accounts for each separate lease component and the non-lease components associated with that lease component as a single lease component. As a lessor, in instances where the Company places instruments (or equipment) at customer sites as part of its reagent rental contracts, certain of the Company's reagent rental contracts could be classified as sales-type leases. Under sales-type leases, there is accelerated expense recognition for the cost of the placed equipment and potentially up-front revenue in the event there are fixed rental payments, a portion of which would be allocated to the equipment. The Company does not have a significant amount of sales-type leases.

Lessee Activity - Leases where Hologic is the Lessee

The majority of the Company's facilities are occupied under operating lease arrangements with various expiration dates through 2035, some of which include options to extend the term of the lease, and some of which include options to terminate the lease within one year. The Company has operating leases for office space, land, warehouse and manufacturing space, vehicles and certain equipment. Leases with an initial term of 12 months or less are generally not recorded on the balance sheet and expense for these leases is recognized on a straight-line basis over the lease term. In accordance with ASC 842, for leases executed in fiscal 2020 and later, the Company accounts for the lease components and the non-lease components as a single lease component. The Company's leases have remaining lease terms of one year to approximately 11 years, some of which may include options to extend the leases for up to 10 years and some include options to terminate early. These options have been included in the determination of the lease liability when it is reasonably certain that the option will be exercised. The Company does not have any leases that include residual value guarantees.

The Company determines whether an arrangement is or contains a lease based on the unique facts and circumstances present at the inception of an arrangement. The right-of-use assets and related liabilities for operating leases are included in other assets, accrued expenses, and other long-term liabilities in the Consolidated Balance Sheet as of September 28, 2024.

Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease contract. Operating and finance lease liabilities and their corresponding right-of-use assets are recorded based on the present value of fixed lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company utilizes the incremental borrowing rate, which is the estimated rate that would be incurred to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. The weighted average discount rate utilized on the Company's operating and finance lease liabilities as of September 28, 2024 was 4.92%.

The following table presents supplemental balance sheet information related to the Company's operating and finance leases:

	Balance Sheet Location	September 28, 2024		September 30, 2023	
		Operating Leases	Finance Leases	Operating Leases	Finance Leases
Assets					
Lease right-of-use assets	*Other assets*	$ 92.2	$ —	$ 62.7	$ —
Finance lease right-of-use assets (non-current)	*Property, plant and equipment, net*	$ —	$ 5.0	$ —	$ 5.6
Liabilities					
Operating lease liabilities (current)	*Accrued expenses*	$ 24.0	$ —	$ 20.4	$ —
Finance lease liabilities (current)	*Finance lease obligations - short term*	$ —	$ 3.3	$ —	$ 3.1
Operating lease liabilities (non-current)	*Other long-term liabilities*	$ 83.9	$ —	$ 47.1	$ —
Finance lease liabilities (non-current)	*Finance lease obligations - long term*	$ —	$ 12.2	$ —	$ 15.3

The following table presents the weighted average remaining lease term and discount rate information related to the Company's operating and finance leases:

	As of September 28, 2024		As of September 30, 2023	
	Operating Leases	Finance Lease	Operating Leases	Finance Lease
Weighted average remaining lease term	5.92	4.83	4.18	5.69
Weighted average discount rate	5.0 %	4.1 %	2.9 %	4.2 %

The following table provides information related to the Company's operating and finance leases:

	Year Ended September 28, 2024	Year Ended September 30, 2023
Operating lease cost (a)	$ 41.3	$ 29.9
Finance lease cost - amortization of right-of-use assets	$ 0.7	$ 0.7
Finance lease cost - interest cost	$ 0.8	$ 0.8
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from finance leases	$ 0.7	$ 0.9
Operating cash flows from operating leases	$ 26.1	$ 28.3
Financing cash flows from finance leases	$ 3.8	$ 4.0
Total cash paid for amounts included in the measurement of lease liabilities	$ 30.6	$ 33.2
ROU assets arising from entering into new operating lease obligations (b)	$ 60.4	$ 15.7
ROU assets arising from entering into new finance lease obligations	$ —	$ —

(a) Includes short-term lease expense and variable lease costs, which were immaterial for the year ended September 28, 2024. During the first quarter of fiscal 2024, in conjunction with the strategy change to move the Mobidiag development activities and operations to the Company's San Diego, California location, the Company recorded a lease asset impairment charge of $12.5 million. Please refer to Footnote 8 for additional details.

(b) During fiscal 2024, the Company renewed two leases at the Company's Marlborough, Massachusetts locations in the amount of $23.3 million and $8.4 million for a term of 10 years and 5 years, respectively.

The following table presents the future minimum lease payments under non-cancellable operating lease liabilities and finance leases as of September 28, 2024:

Fiscal Year	Operating Leases	Finance Leases
2025	$ 28.7	$ 3.8
2026	25.1	3.8
2027	20.8	4.0
2028	14.4	3.0
2029	8.0	0.6
Thereafter	29.6	1.7
Total future minimum lease payments	126.6	16.9
Less: imputed interest	(18.7)	(1.4)
Present value of lease liabilities	$ 107.9	$ 15.5

Lessor Activity - Leases where Hologic is the Lessor

Certain assets, primarily diagnostics instruments, are leased to customers under contractual arrangements that typically include an operating lease and performance obligations for disposables, reagents and other consumables. These contractual arrangements are subject to termination provisions which are evaluated in determining the lease term for lease accounting purposes. Contract terms vary by customer and may include options to terminate the contract or options to extend the contract. Where instruments are provided under operating lease arrangements, some portion or the entire lease revenue may be variable and subject to subsequent non-lease component (e.g., reagent) sales. Sales-type leases are immaterial. The allocation of revenue between the lease and non-lease components is based on stand-alone selling prices. Lease revenue represented less than 3% of the Company's consolidated revenue for all periods presented.

In connection with the disposition of the Medical Aesthetics business in fiscal 2020, the Company entered into an agreement to sublease to Cynosure its U.S. headquarters and manufacturing location. As such, the Company derecognized $10.2 million for the right-of-use asset for the finance lease and recorded a lease receivable, which is $10.4 million as of September 28, 2024.

The Company leases a portion of a building it owns and subleases some of its rented facilities and received aggregate rental income of $1.5 million, $1.1 million and $2.8 million in fiscal 2024, 2023 and 2022, respectively, which has been recorded as an offset to operating lease costs. The future minimum annual rental income payments under these lease and sublease agreements at September 28, 2024 are as follows:

Fiscal 2025	$ 1.2
Fiscal 2026	1.1
Fiscal 2027	1.1
Fiscal 2028	0.8
Fiscal 2029	0.4
Thereafter	0.6
Total	$ 5.2

5. Business Combinations

Fiscal 2024 Acquisitions

Endomag

On July 25, 2024, the Company completed the acquisition of Endomagnetics Ltd ("Endomag") for a purchase price of $313.9 million. Endomag, located in the U.K., develops and sells breast surgery localization and lymphatic tracing technologies. Endomag's results of operations are reported in the Company's Breast Health reportable segment from the date of acquisition.

The purchase price was allocated to Endomag's preliminary tangible and identifiable intangible assets and liabilities based on their preliminary estimated fair values as of July 25, 2024, as set forth below.

Cash	$	16.2
Accounts receivable		5.5
Inventory		14.9
Other assets		7.0
Accounts payable and accrued expenses		(22.6)
Identifiable intangible assets:		
Developed technology		180.9
Trade names		7.4
Customer relationship		6.5
In-process research and development		3.0
Deferred income taxes, net		(43.8)
Goodwill		138.9
Purchase Price	$	313.9

In performing the preliminary purchase price allocation, the Company considered, among other factors, the intended future use of acquired assets, analysis of historical financial performance and estimates of future performance of Endomag's business. The allocation of the purchase price is preliminary as the Company continues to gather information supporting the valuation of acquired assets and liabilities.

As part of the preliminary purchase price allocation, the Company determined the identifiable intangible assets are developed technology, trade names, customer relationship and in-process research and development project. The preliminary fair value of the intangible assets was estimated using the income approach, and the cash flow projections were discounted using a 15.0% rate. The cash flows were based on estimates used to price the transaction, and the discount rate applied was benchmarked with reference to the implied rate of return from the transaction model and the weighted average cost of capital.

The developed technology assets are comprised of know-how, patents and technologies embedded in Endomag's products and relate to currently marketed products. The developed technology assets comprise the primary product families under the Sentimag, Magseed and Magtrace technology platforms.

The preliminary estimate of the weighted average life for the developed technology assets was 11 years, for customer relationships was 12 years and trade name assets was 11 years. The calculation of the excess of the purchase price over the estimated fair value of the tangible net assets and intangible assets acquired was recorded to goodwill. Factors contributing to the recognition of the amount of goodwill were primarily based on anticipated strategic and synergistic benefits that are expected to be realized from the Endomag acquisition. These benefits include expanding the Company's breast care portfolio and utilizing Breast Health's sales and regulatory expertise to drive adoption and revenue growth. None of the goodwill is expected to be deductible for income tax purposes.

Fiscal 2023 Acquisitions

JW Medical

On July 3, 2023, the Company completed the acquisition of assets from JW Medical Corporation ("JW Medical") for a purchase price of $6.7 million. JW Medical was a long-standing distributor of the Company's Breast Health products in South Korea. The majority of the purchase price was allocated to a customer relationship intangible asset with a useful life of 5 years.

Normedi

On April 3, 2023, the Company completed the acquisition of Normedi Nordic AS ("Normedi") for a purchase price of $7.7 million, which included $1.1 million for contingent consideration. Normedi was a long-standing distributor of the Company's Surgical products in the Nordics region of Europe. The Company allocated $3.0 million of the purchase price to a customer relationship intangible asset with a useful life of 5 years, and the excess of the purchase price over the net assets acquired was recorded to goodwill.

Fiscal 2022 Acquisitions

Bolder Surgical

On November 29, 2021, the Company completed the acquisition of Bolder Surgical Holdings, Inc. ("Bolder"), for a purchase price of $160.1 million. Bolder, located in Louisville, Colorado, is a developer and manufacturer of energy vessel sealing surgical devices used in both laparoscopic and open procedures. Bolder's results of operations are reported in the Company's GYN Surgical reportable segment from the date of acquisition.

The purchase price was allocated to Bolder's tangible and identifiable intangible assets and liabilities based on their estimated fair values as of November 29, 2021, as set forth below.

Cash	$	1.9
Accounts receivable		1.3
Inventory		3.3
Other assets		3.0
Accounts payable and accrued expenses		(3.2)
Identifiable intangible assets:		
Developed technology		73.6
Customer relationship		21.7
Trade names		1.4
Deferred income taxes, net		(11.7)
Goodwill		68.8
Purchase Price	$	160.1

In performing the purchase price allocation, the Company considered, among other factors, the intended future use of acquired assets, analysis of historical financial performance and estimates of future performance of Bolder's business.

As part of the purchase price allocation, the Company determined the identifiable intangible assets were developed technology, customer relationships and trade names. The preliminary fair value of the intangible assets was estimated using the income approach, and the cash flow projections were discounted using a 16.0% rate. The cash flows were based on estimates used to price the transaction, and the discount rate applied was benchmarked with reference to the implied rate of return from the transaction model and the weighted average cost of capital.

The developed technology assets are comprised of know-how, patents and technologies embedded in Bolder's products and relate to currently marketed products. The developed technology assets comprise the primary product families under the JustRight and CoolSeal technology platforms.

The estimate of the weighted average life for the developed technology, customer relationship, and trade name assets was 10 years. The calculation of the excess of the purchase price over the estimated fair value of the tangible net assets and intangible assets acquired was recorded to goodwill. Factors contributing to the recognition of the amount of goodwill were primarily based on anticipated strategic and synergistic benefits that are expected to be realized from the Bolder acquisition. These benefits include expanding the Company's surgical portfolio and utilizing GYN Surgical's sales and regulatory expertise to drive adoption and revenue growth. None of the goodwill is expected to be deductible for income tax purposes.

Contingent Consideration

The Company's primary contingent consideration liability was related to its acquisition of Acessa Health, Inc. ("Acessa"), which was acquired in August 2020. Acessa developed the Acessa ProVu laparoscopic radiofrequency ablation system. The Company estimated the fair value of this liability to be $81.8 million as of the acquisition date. The contingent payments were based on a multiple of annual incremental revenue growth over a three-year period ending annually in December of each of 2021, 2022, and 2023. There was no maximum earnout. Pursuant to ASC 805, the Company recorded its estimate of the fair value of the contingent consideration liability utilizing the Monte Carlo simulation based on future revenue projections of Acessa, revenue growth rates of comparable companies, implied volatility and applying a risk adjusted discount rate. Each quarter the Company was required to remeasure the fair value of the liability as assumptions change, and such adjustments were recorded in operating expenses. This fair value measurement was based on significant inputs not observable in the market and thus represented a Level 3 measurement as defined in ASC 820. This fair value measurement was directly impacted by the Company's estimate of future incremental revenue growth of the business. Accordingly, if actual revenue growth were higher or lower than the estimates within the fair value measurement, the Company would record additional charges or gains. During the first quarter of fiscal 2024, the third and final measurement period was completed, and the Company recorded a loss of $1.7 million to increase the contingent consideration liability to fair value based on actual revenue results in the final earn-out period. The Company made a final payment of $2.6 million during the second quarter of fiscal 2024.

During 2023, the Company remeasured the contingent consideration liability and recorded a gain of $14.9 million to record the liability to fair value. The reduction in fair value was due to a decrease in forecasted revenues over the remaining measurement period. The Company paid $7.6 million for the second earnout period. During fiscal 2022, the Company remeasured the contingent consideration and recorded a gain of $39.5 million to record the liability at fair value. The reduction in fair value was primarily due to a decrease in forecasted revenues over the measurement period and to a much lesser extent an increase in the discount rate driven by market rates. The Company paid $12.2 million for the first earnout period.

6. Strategic Investments

Maverix Medical

On November 13, 2023, the Company entered into an agreement with KKR Comet, LLC, an affiliate of KKR & Co. Inc. ("KKR Comet"), to form a legal entity to develop and acquire innovative technologies and commercial operations within the lung cancer space. The new entity, named Maverix Medical LLC ("Maverix"), is managed by Ajax Health. As part of this strategic investment, the Company contributed $24.5 million in return for 45% ownership in the Class A Common units of Maverix, and both the Company and KKR Comet have committed to make additional capital contributions in proportion to the ownership percentages upon meeting certain objectives and as approved by the Maverix board. In accordance with ASC 810, *Consolidation,* and ASC 323, *Investments - Equity Method and Joint Ventures,* the Company determined that Maverix is a VIE however the Company is not the primary beneficiary but does have significant influence and therefore this investment should be accounted for under the equity method, which requires the Company to record its proportional share of the entity's net income (loss). This investment is recorded within Other assets in the Consolidated Balance Sheets, and the Company's proportionate share of Maverix's net loss for the year ended September 28, 2024 was $3.6 million.

Other

The Company holds other non-marketable equity securities as part of its strategic investments portfolio. Other non-marketable equity securities are measured at cost, less any impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. In addition, these investments are assessed for indicators of impairment, including adverse changes in technological milestones and financial conditions of the investee. Changes in fair value of these strategic investments are recorded in other income (expense), net in the Consolidated Statements of Income. No such impairments were recorded in fiscal 2024 and 2023, and in fiscal 2022, the Company recorded a $4.0 million impairment charge on one investment. At September 28, 2024 and September 30, 2023, the Company's investments in equity securities without readily determinable fair values totaled $25.3 million and $15.5 million, respectively, and are included in Other assets on the Consolidated Balance Sheets.

7. Disposition

Sale of SuperSonic Imagine Ultrasound Imaging Business

On September 28, 2023, the Company executed an agreement to sell its SSI ultrasound imaging business to SSH Holdings Limited for a sales price of $1.9 million in cash. Under the terms of the contract, the Company agreed to fund the SSI business with $33.2 million of cash. The sale was completed on October 3, 2023. The Company also agreed to provide certain transition services for up to one year, depending on the nature of the service. The SSI ultrasound imaging asset group met the criteria to be classified as assets held-for-sale in the fourth quarter of fiscal 2023. As a result, the Company recorded a charge of $51.7 million in the fourth quarter of fiscal 2023 to record the asset group to its fair value less costs to sell pursuant to ASC 360.

The assets and liabilities of the disposed business at the date of disposition were as follows:

Assets:		
Cash	$	33.2
Accounts receivable		4.5
Inventory		16.2
Prepaid expenses and other assets		8.6
Valuation allowance		(50.6)
Total assets held-for-sale	$	11.9
Liabilities:		
Accounts payable	$	3.1
Accrued expenses		5.1
Total liabilities held-for-sale	$	8.2

The valuation allowance of $50.6 million was recorded to appropriately reflect the assets held-for-sale classification in the Consolidated Balance Sheet in the fourth quarter of fiscal 2023 relative to the loss recorded and the net tangible assets disposed.

The Company concluded that this disposal did not qualify as a discontinued operation as the sale of the SSI ultrasound imaging business was deemed to not be a strategic shift having or that will have a major effect on the Company's operations and financial results.

8. Restructuring and Divestiture Charges

The Company evaluates its operations for opportunities to improve operational effectiveness and efficiency, including facility and operations consolidation, and to better align expenses with revenues. As a result of these assessments, the Company has undertaken various restructuring actions which are described below. The following table displays charges taken related to restructuring actions in fiscal 2024, 2023 and 2022 and a rollforward of the charges to the accrued balances as of September 28, 2024:

	Fiscal 2024 Actions	Fiscal 2023 Actions	Fiscal 2022 Actions	Other	Total
Restructuring Charges					
Fiscal 2022 charges:					
Workforce reductions	$ —	$ —	$ 2.6	$ (0.7)	$ 1.9
Facility closure costs	—	—	0.5	—	0.5
Fiscal 2022 restructuring charges	$ —	$ —	$ 3.1	$ (0.7)	$ 2.4
Fiscal 2023 charges:					
Workforce reductions	$ —	$ 5.5	$ 6.0	$ —	$ 11.5
Other costs	—	—	0.5	—	0.5
Fiscal 2023 restructuring charges	$ —	$ 5.5	$ 6.5	$ —	$ 12.0
Fiscal 2024 charges:					
Lease asset impairment charge	$ 12.5	$ —	$ —	$ —	$ 12.5
Accelerated depreciation expense	7.2	—	—	—	7.2
Workforce reductions	15.8	—	3.9	—	19.7
Other costs	1.2	—	0.5	—	1.7
Fiscal 2024 restructuring charges	$ 36.7	$ —	$ 4.4	$ —	$ 41.1

	Fiscal 2024 Actions	Fiscal 2023 Actions	Fiscal 2022 Actions	Other	Total
Rollforward of Accrued Restructuring					
Balance as of September 25, 2021	$ —	$ —	$ —	$ 4.1	$ 4.1
Fiscal 2022 restructuring charges	$ —	$ —	$ 3.1	$ (0.7)	$ 2.4
Severance payments and adjustments	—	—	(0.4)	(3.0)	(3.4)
Balance as of September 24, 2022	$ —	$ —	$ 2.7	$ 0.4	$ 3.1
Fiscal 2023 restructuring charges	$ —	$ 5.5	$ 6.5	$ —	$ 12.0
Severance payments and adjustments	—	(3.2)	(2.5)	(0.4)	(6.1)
Balance as of September 30, 2023	$ —	$ 2.3	$ 6.7	$ —	$ 9.0
Fiscal 2024 restructuring charges	$ 36.7	$ —	$ 4.4	$ —	$ 41.1
Non-cash impairment charge	(12.5)	—	—	—	(12.5)
Non-cash accelerated depreciation charge	(7.2)	—	—	—	(7.2)
Severance payments and adjustments	(11.5)	(2.0)	(4.9)	—	(18.4)
Balance as of September 28, 2024	$ 5.5	$ 0.3	$ 6.2	$ —	$ 12.0

Fiscal 2024 Actions

During the first quarter of fiscal 2024, the Company further refined its strategy for the Mobidiag business, which is within the Diagnostics reportable segment. The strategy change included the decision to discontinue the manufacture and sale of certain products, closure of its facilities in Finland and France, and to move the development activities and operations to the Company's San Diego, California location. As such, the Company determined certain fixed assets lives should be shortened and that lease assets were impaired at the affected facilities and recorded accelerated depreciation of $7.2 million and a lease asset impairment charge of $12.5 million. In connection with this plan, the Company finalized its decision to terminate the employees at these locations, totaling 190. The Company initiated discussions with the respective Works Councils at the end of the first quarter of fiscal 2024. In addition, the Company recorded the minimum statutory severance benefit for the employees located in France of $1.8 million pursuant to ASC 712, *Compensation Nonretirement Postemployment Benefits* (ASC 712), at this time. During the second quarter of fiscal 2024, the Company finalized its negotiations with the respective Works Councils and communicated the termination and related severance benefits to the affected employees. The Company has estimated the total severance charges, including accelerated stock compensation, will be approximately $13.9 million. The majority of the severance benefits will be recorded pursuant to ASC 420, *Exit or Disposal Cost Obligations* (ASC 420), which requires the severance benefits to be recognized ratably over the service period to obtain such benefits. The employees will cease employment in phases. As a result, the Company recorded total severance charges of $11.9 million in fiscal 2024. This action is expected to be completed by the second quarter of fiscal 2025.

During fiscal 2024, the Company made various decisions to contain costs and to terminate approximately 34 employees primarily in Breast Health and Diagnostics, within sales, marketing and research and development. The Company recorded $3.9 million for severance benefits under these actions pursuant to ASC 420. These actions were completed as of September 28, 2024.

Fiscal 2023 and 2022 Actions

During fiscal 2023 and 2022, the Company made various decisions to terminate approximately 128 employees across all divisions in multiple departments as well as consolidate and close certain offices in Germany and transfer warehouse distribution in the United States to a third-party facility. During fiscal 2023 and 2022, the Company recorded $9.4 million and $0.3 million, respectively, primarily for severance benefits under these actions, and $0.5 million in property closure costs in fiscal 2022. The charges were recorded pursuant to ASC 712 and ASC 420 depending on the employee and nature of the severance benefit. These actions were completed as of the end of fiscal 2023.

During the first quarter of fiscal 2022, the Company finalized its decision to close its Danbury, Connecticut facility where it manufactures its Breast Health capital equipment products. The manufacturing of the Breast Health capital equipment products and all other support services are in the process of being transferred to the Company's Newark, Delaware facility. The transition is expected to be completed by the third quarter of fiscal 2025. In addition, research and development, sales and services support and administrative functions have been transferred to the Newark, Delaware and Marlborough, Massachusetts facilities. The employees were notified of the closure during the first quarter of fiscal 2022, and the majority of employees located in Danbury were given the option to relocate to the new locations. The Company is recording severance benefits ratably over the required service period pursuant to ASC 420. As a result, the Company recorded severance and benefits charges of $3.9 million, $2.1 million, and $1.6 million during fiscal 2024, 2023 and 2022, respectively. The Company estimates that total severance and benefits charges, including retention and relocation and outplacement costs, will be approximately $8.6 million.

9. Borrowings and Credit Agreements

The Company's borrowings consisted of the following:

	September 28, 2024		September 30, 2023	
Current debt obligations, net of debt discount and deferred issuance costs:				
Term Loan	$	37.5	$	287.0
Total current debt obligations	$	37.5	$	287.0
Long-term debt obligations, net of debt discount and issuance costs:				
Term Loan		1,158.7		1,195.6
2028 Senior Notes		397.6		396.8
2029 Senior Notes		940.8		938.8
Total long-term debt obligations		2,497.1		2,531.2
Total debt obligations	$	2,534.6	$	2,818.2

The debt maturity schedule for the Company's obligations as of September 28, 2024 was as follows:

	2025		2026		2027		2028		2029		2030 and Thereafter		Total	
Term Loan	$	37.5	$	1,160.0	$	—	$	—	$	—	$	—	$	1,197.5
2028 Senior Notes		—		—		—		400.0		—		—		400.0
2029 Senior Notes		—		—		—		—		950.0		—		950.0
	$	37.5	$	1,160.0	$	—	$	400.0	$	950.0	$	—	$	2,547.5

2021 Credit Agreement

On September 27, 2021, the Company and certain of its subsidiaries refinanced its then existing term loan and revolving credit facility with Bank of America, N.A. in its capacity as Administrative Agent, Swing Line Lender and L/C Issuer, and certain other lenders (the "2018 Credit Agreement") by entering into Refinancing Amendment No. 2 (the "2021 Credit Agreement"). Borrowings under the 2021 Credit Agreement are secured by first-priority liens on, and a first-priority security interest in, substantially all of the Company's U.S. assets and the assets of the Subsidiary Guarantors. These liens are subject to release during the term of the facilities if the Company is able to achieve certain corporate or corporate family ratings and other conditions are met. The credit facilities under the 2021 Credit Agreement (the "2021 Credit Facilities") consist of:

- A $1.5 billion secured term loan ("2021 Term Loan") with a maturity date of September 25, 2026; and
- A secured revolving credit facility ("2021 Revolver") under which the Company may borrow up to $2.0 billion, subject to certain sublimits, with a maturity date of September 25, 2026.

On August 22, 2022, the Company and its subsidiaries amended the 2021 Credit Agreement by entering into an amendment (the "Third Amendment") related to the planned phase out of LIBOR by the U.K. Financial Conduct Authority. The interest rate applicable to the loans under the 2021 Credit Agreement denominated in U.S. dollars were converted to a variant of the secured overnight financing rate ("SOFR"), as established from time to time by the Federal Reserve Bank of New York, plus a corresponding spread. The Third Amendment converted the Eurocurrency Rate to Term SOFR plus the SOFR Adjustment of 0.10% and the LIBOR Daily Floating Rate to Daily SOFR Rate plus the SOFR Adjustment of 0.10%, effective September 23, 2022.

After giving effect to the Third Amendment, borrowings under the 2021 Credit Agreement, other than Swing Line Loans, bear interest, at the Company's option, at the Base Rate, at the Term SOFR Rate, at the Alternative Currency Daily Rate, or at the Daily SOFR Rate, in each case plus the Applicable Rate.

The Applicable Rate in regard to the Base Rate, the Term SOFR Rate, the Alternative Currency Daily Rate, the Alternative Currency Term Rate, and the Daily SOFR Rate is subject to change depending on the Total Net Leverage Ratio (as defined in the 2021 Credit Agreement). The borrowings of the Term Loan under the 2021 Credit Facilities bear interest at an annual rate equal to the Term SOFR Rate plus the SOFR Adjustment of 0.10% for a one-month interest period plus an Applicable Rate equal to 1.00%. As of September 28, 2024, the interest rate under the 2021 Term Loan was 5.96% per annum.

The Company is also required to pay a quarterly commitment fee calculated on a daily basis equal to the Applicable Rate as of such day multiplied by the undrawn committed amount available under the 2021 Revolver (taking into account any outstanding amounts under the LC Sublimit). As of September 28, 2024, this commitment fee was 0.15% per annum for the 2021 Revolver.

The Company is required to make scheduled principal payments under the 2021 Term Loan in increasing amounts, which is $9.375 million per three-month period through fiscal 2025, and increases to $18.75 million per three-month period in fiscal 2026. The remaining balance of $1.085 billion (or such lesser aggregate principal amount of the Term Loans then outstanding) on the 2021 Term Loan and any amounts outstanding under the 2021 Revolver are due at maturity. In addition, subject to the terms and conditions set forth in the 2021 Credit Agreement, the Company is required to make certain mandatory prepayments from the net proceeds of specified types of asset sales (subject to certain reinvestment rights), debt issuances (excluding permitted debt) and insurance recoveries (subject to certain reinvestment rights). Certain of the mandatory prepayments are subject to reduction or elimination if certain financial covenants are met. These mandatory prepayments are required to be applied by the Company first to the 2021 Term Loan, second to any outstanding amount under any Swing Line Loans, third to the 2021 Revolver, fourth to prepay any outstanding reimbursement obligations with respect to letters of credit and fifth to cash collateralize such letters of credit. Subject to certain limitations, the Company may voluntarily prepay any of the 2021 Credit Facilities without premium or penalty. On October 27, 2023 (the first quarter of fiscal 2024), the Company made a $250.0 million voluntary prepayment on the 2021 Term Loan. The outstanding principal balance of the 2021 Term Loan was $1.20 billion, and there were no amounts outstanding under the 2021 Revolver.

The 2021 Credit Agreement contains affirmative and negative covenants customarily applicable to senior secured credit facilities, including covenants restricting the ability of the Company, subject to negotiated exceptions, to incur additional indebtedness and grant additional liens on its assets, engage in mergers or acquisitions or dispose of assets, enter into sale-leaseback transactions, pay dividends or make other distributions, voluntarily prepay other indebtedness, enter into transactions with affiliated persons, make investments, and change the nature of their businesses. In addition, the 2021 Credit Agreement requires the Borrowers to maintain certain financial ratios. The 2021 Credit Agreement also contains customary representations and warranties and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross defaults and an event of default upon a change of control of the Company.

The Company evaluated the 2021 Credit Agreement for derivatives pursuant to ASC 815, *Derivatives and Hedging* (ASC 815), and identified embedded derivatives that required bifurcation as the features are not clearly and closely related to the host instrument. The embedded derivatives were a default provision, which could require additional interest payments, and a provision requiring contingent payments to compensate the lenders for changes in tax deductions. The Company determined that the fair value of these embedded derivatives was immaterial as of September 28, 2024.

Pursuant to ASC 470, *Debt* (ASC 470), the accounting for the refinancing was evaluated on a creditor-by-creditor basis to determine whether each transaction should be accounted for as a modification or extinguishment. Certain creditors under the 2018 Credit Agreement did not participate in this refinancing transaction and ceased being creditors of the Company. As a result, the Company recorded a debt extinguishment loss of $0.7 million in the first quarter of fiscal 2022 to write-off the pro-rata amount of unamortized debt discount and deferred issuance costs related to these creditors. For the remainder of the creditors, this transaction was accounted for as a modification. Pursuant to ASC 470, third-party costs of $7.0 million were recorded as a reduction to debt representing deferred issuance costs and fees paid directly to the lenders.

Interest expense, non-cash interest expense, the weighted average interest rate, and the interest rate at the end of period under the 2021 Credit Agreement were as follows:

	Years Ended		
	September 28, 2024	September 30, 2023	September 24, 2022
Interest expense[1]	$ 85.8	$ 92.4	$ 31.8
Non-cash interest expense	$ 2.2	$ 2.3	$ 2.2
Weighted average interest rate	6.39 %	5.84 %	1.74 %
Interest rate at end of period	5.96 %	6.42 %	4.18 %

(1) Interest expense includes non-cash interest expense related to the amortization of the deferred issuance costs and accretion of the debt discount.

Under the Company's interest rate swap agreements, it received $16.8 million and $35.4 million in fiscal 2024 and 2023, respectively, which was recorded as a reduction to interest expense. In fiscal 2022, the Company paid $4.9 million under its interest rate swaps, which was recorded as an increase to interest expense.

Senior Notes

2028 Senior Notes

On January 19, 2018, the Company completed a private placement of $1.0 billion aggregate principal amount of senior notes and allocated $400 million in aggregate principal amount to its 4.625% Senior Notes due 2028 (the "2028 Senior Notes") at an offering price of 100% of the aggregate principal amount of the 2028 Senior Notes. The 2028 Senior Notes are general senior unsecured obligations of the Company and are guaranteed on a senior unsecured basis by certain domestic subsidiaries. The 2028 Senior Notes mature on February 1, 2028 and bear interest at the rate of 4.625% per year, payable semi-annually on February 1 and August 1 of each year, commencing on August 1, 2018.

The Company has the option to redeem the 2028 Senior Notes on or after: February 1, 2024 through February 1, 2025 at 101.541% of par; February 1, 2025 through February 1, 2026 at 100.770% of par; and February 1, 2026 and thereafter at 100% of par. In addition, if the Company undergoes a change of control coupled with a decline in ratings, as provided in the indenture, the Company will be required to make an offer to purchase each holder's 2028 Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

The Company evaluated the 2028 Senior Notes for derivatives pursuant to ASC 815 and did not identify any embedded derivatives that require bifurcation. All features were deemed to be clearly and closely related to the host instrument.

2029 Senior Notes

On September 28, 2020, the Company completed a private placement of $950 million aggregate principal amount of its 3.250% Senior Notes due 2029 (the "2029 Senior Notes") at an offering price of 100% of the aggregate principal amount of the 2029 Senior Notes. The 2029 Senior Notes are general senior unsecured obligations of the Company and are guaranteed on a senior unsecured basis by certain domestic subsidiaries. The 2029 Senior Notes mature on February 15, 2029 and bear interest at the rate of 3.250% per year, payable semi-annually on February 15 and August 15 of each year, commencing on February 15, 2021.

The Company has the option to redeem the 2029 Senior Notes on or after: September 28, 2024 through September 27, 2025 at 100.813% of par; and September 28, 2025 and thereafter at 100% of par. In addition, if the Company undergoes a change of control coupled with a decline in ratings, as provided in the indenture, the Company will be required to make an offer to purchase each holder's 2029 Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

The Company evaluated the 2029 Senior Notes for derivatives pursuant to ASC 815 and did not identify any embedded derivatives that require bifurcation. All features were deemed to be clearly and closely related to the host instrument.

Interest expense for the 2029 Senior Notes and 2028 Senior Notes was as follows:

		Years Ended						
		September 28, 2024		September 30, 2023		September 24, 2022		
	Interest Rate	Interest Expense[1]	Non-Cash Interest Expense	Interest Expense [1]	Non-Cash Interest Expense	Interest Expense[1]	Non-Cash Interest Expense	
2029 Senior Notes	3.250 %	$ 32.9	$ 2.1	$ 33.5	$ 2.1	$ 32.9	$ 2.1	
2028 Senior Notes	4.625 %	19.2	0.7	19.5	0.7	19.2	0.7	
Total		$ 52.1	$ 2.8	$ 53.0	$ 2.8	$ 52.1	$ 2.8	

(1) Interest expense includes non-cash interest expense related to the amortization of the deferred issuance costs and accretion of the debt discount.

10. Fair Value Measurements

The Company applies the provisions of ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value each reporting period and its nonfinancial assets and liabilities that are re-measured and reported at fair value on a non-recurring basis. Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Fair Value Hierarchy

ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. Financial assets and liabilities are categorized within the valuation hierarchy based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy are defined as follows:

- Level 1—Inputs to the valuation methodology are quoted market prices for identical assets or liabilities.
- Level 2—Inputs to the valuation methodology are other observable inputs, including quoted market prices for similar assets or liabilities and market-corroborated inputs.
- Level 3—Inputs to the valuation methodology are unobservable inputs based on management's best estimate of inputs market participants would use in pricing the asset or liability at the measurement date, including assumptions about risk.

Assets/Liabilities Measured and Recorded at Fair Value on a Recurring Basis

The Company has investments in money market funds, United States Treasury securities and commercial paper that are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. These investments are classified as Cash and cash equivalents, and Short term and Long term investments on the Consolidated Balance Sheets, which is determined based on maturities at the time of purchase and re-evaluated at each balance sheet date.

The Company also has investments in derivative instruments comprised of interest rate swaps, forward foreign currency contracts and foreign currency option contracts (including collars). These instruments were valued using analyses obtained from independent third-party valuation specialists based on market observable inputs, representing Level 2 assets. The fair values of these derivative contracts represent the estimated amounts the Company would receive or pay to terminate the contracts. Refer to Note 2 for further discussion and information on these derivative contracts. In addition, the Company has a contingent consideration liability that is recorded at fair value and is based on Level 3 inputs.

Assets and liabilities measured and recorded at fair value on a recurring basis consisted of the following:

		Fair Value Measurements at September 28, 2024		
	Fair Value	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market mutual funds	$ 341.7	$ 341.7	$ —	$ —
U.S. Treasury securities	626.3	626.3	—	—
Commercial paper	24.9	24.9	—	—
Interest rate swaps	3.1	—	3.1	—
Foreign currency option contracts	0.8	—	0.8	—
Total	$ 996.8	$ 992.9	$ 3.9	$ —
Liabilities:				
Contingent consideration	$ 1.1	$ —	$ —	$ 1.1
Interest rate swaps	0.2	—	0.2	—
Forward foreign currency contracts	12.6	—	12.6	—
Total	$ 13.9	$ —	$ 12.8	$ 1.1

		Fair Value Measurements at September 30, 2023		
	Fair Value	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Interest rate swaps	$ 26.9	$ —	$ 26.9	$ —
Forward foreign currency contracts	8.4	—	8.4	—
Total	$ 35.3	$ —	$ 35.3	$ —
Liabilities:				
Contingent consideration	$ 2.0	$ —	$ —	$ 2.0
Total	$ 2.0	$ —	$ —	$ 2.0

Liabilities Measured and Recorded at Fair Value on a Recurring Basis

Changes in the fair value of recurring fair value measurements using significant unobservable inputs (Level 3), which solely consisted of contingent consideration liabilities, during the years ended September 28, 2024, September 30, 2023, and September 24, 2022 were as follows:

	Years Ended		
	2024	2023	2022
Balance at beginning of period	$ 2.0	$ 23.4	$ 75.1
Contingent consideration recorded at acquisition	—	1.1	—
Fair value adjustments	1.7	(14.9)	(39.5)
Payments	(2.6)	(7.6)	(12.2)
Balance at end of period	$ 1.1	$ 2.0	$ 23.4

Assets Measured and Recorded at Fair Value on a Nonrecurring Basis

The Company remeasures the fair value of certain assets and liabilities upon the occurrence of certain events. Such assets are comprised of equity investments and long-lived assets, primarily comprised of property, plant and equipment, intangible assets, and goodwill. During the third quarter of fiscal 2024, the Company recorded intangible asset impairment charges of $13.3 million and $0.4 million, respectively, related to its BioZorb developed technology and trade name intangible assets acquired in the Focal acquisition, which is within the Breast Health reportable segment, reducing the carrying value of the assets to zero. During the second quarter of fiscal 2024, the Company recorded intangible asset impairment charges of $25.9 million and $0.9 million, respectively, related to its BioZorb developed technology and trade name intangible assets reducing the carrying value of the assets to $13.9 million and $0.5 million, respectively. See Note 2 for further discussion. During the first quarter of fiscal 2024, the Company recorded a $12.5 million impairment charge for right-of-use lease assets related to the closure of its Mobidiag facilities in Finland and France (see Note 8 for further discussion), reducing the carrying value to zero. In addition, during the first quarter of fiscal 2024, the Company recorded a $4.3 million impairment charge for an in-process research and development project from the Mobidiag acquisition, reducing the carrying value of this asset to $22.4 million.

During the fourth quarter of fiscal 2023, the Company's SSI ultrasound imaging business met the criteria to be classified as assets held-for-sale, and the Company recorded a $51.7 million loss to record the asset group at its fair value less costs to sell. During the third quarter of fiscal 2023, the Company identified indicators of impairment related to the long-lived assets of its Mobidiag business and based on the fair value of the asset group recorded impairment charges aggregating $186.9 million, of which $174.8 million was allocated to intangible assets and $12.1 million was allocated to property, plant and equipment. Subsequent to the impairment charges, the carrying value of the definite-lived intangible assets and property, plant and equipment was $65.8 million and $4.6 million, respectively. In addition, the Company recorded a $10.5 million impairment charge for the only in-process research and development project from the Mobidiag acquisition, and the resulting carrying value was $26.5 million. During the third quarter of fiscal 2023, the Company identified indicators of impairment related to the long-lived assets of its SSI ultrasound imaging business and recorded impairment charges aggregating $26.4 million, of which $20.6 million was allocated to intangible assets and $5.8 million was allocated to equipment. Subsequent to the impairment charges, the carrying value of these assets was zero.

During the fourth quarter of fiscal 2022, the Company recorded a $27.7 million impairment charge to record its Mobidiag IPR&D asset to fair value, which is a Level 3 measurement, and it recorded an $8.2 million impairment charge to write-off a developed technology asset from its Focal acquisition. In addition, the Company recorded an impairment charge of $4.0 million to record an equity investment at its estimated fair value. During the third quarter of fiscal 2022, the Company recorded a $9.2 million impairment charge to write off two developed technology assets from its Faxitron acquisition. During the second quarter of fiscal 2022, the Company recorded a $4.3 million impairment charge to write-off an equity method investment acquired in the Mobidiag acquisition.

Disclosure of Fair Value of Financial Instruments

The Company's financial instruments mainly consist of cash and cash equivalents, United States Treasury securities, commercial paper, accounts receivable, equity investments, interest rate swaps, forward foreign currency contracts, foreign currency option contracts, insurance contracts, accounts payable and debt obligations. The carrying amounts of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these instruments. The Company's United States Treasury securities, commercial paper, interest rate swaps, forward foreign currency contracts and foreign currency option contracts are recorded at fair value. The carrying amount of the insurance contracts are recorded at their cash surrender value, as required by U.S. GAAP, which approximates fair value. The Company believes the carrying amounts of its equity investments approximate fair value.

The Company's cash and cash equivalents and short and long-term investments as of September 28, 2024 were as follows:

		Valuation			Balance Sheet Classification	
in millions	Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and cash equivalents	Investments
Cash	$ 1,437.1	$ —	$ —	$ 1,437.1	$ 1,437.1	$ —
Money market mutual funds	341.7	—	—	341.7	341.7	—
U.S. Treasury debt securities	624.7	1.6	—	626.3	356.5	269.8
Commercial paper	24.9	—	—	24.9	24.9	—
Total	$ 2,428.4	$ 1.6	$ —	$ 2,430.0	$ 2,160.2	$ 269.8

The Company classifies its investments in debt securities as available-for-sale and records them at fair value, with changes in fair value reported as a component of accumulated other comprehensive income (loss), which was immaterial for the year ended September 28, 2024. The Company periodically assesses these securities for potential impairment losses and credit losses. The amount of credit losses, if any, will be determined by comparing the difference between the present value of future cash flows expected to be collected on these securities and the amortized cost. There were no impairments and credit losses related to available-for-sale securities for the year ended September 28, 2024.

The Company classifies all highly liquid investments with stated maturities of three months or less from the date of purchase as cash equivalents. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

There were no transfers into or out of Level 3 during the years ended September 28, 2024 and September 30, 2023, respectively. There were no sales of available-for-sale securities during the year ended September 28, 2024.

The fair value of the available-for-sale securities by contractual maturity as of September 28, 2024 and September 30, 2023 are as follows:

in millions	September 28, 2024 Fair Value		September 30, 2023 Fair Value	
Due in three months or less	$	723.1	$	—
Due after three months through one year		173.4		—
Due after one year through five years		96.4		—
Total available-for-sale securities	$	992.9	$	—

Amounts outstanding under the Company's 2021 Credit Agreement of $1.20 billion aggregate principal as of September 28, 2024 are subject to variable rates of interest based on current market rates, and as such, the Company believes the carrying amount of these obligations approximates fair value. The Company's 2028 Senior Notes and 2029 Senior Notes had fair values of approximately $393.1 million and $882.2 million, respectively, as of September 28, 2024 based on their trading prices, representing a Level 1 measurement. Refer to Note 9 for the carrying amounts of the various components of the Company's debt.

11. Income Taxes

The Company's income before income taxes consisted of the following:

	Years Ended					
	September 28, 2024		September 30, 2023		September 24, 2022	
Domestic	$	609.4	$	861.4	$	1,340.3
Foreign		255.7		(185.3)		247.9
	$	865.1	$	676.1	$	1,588.2

The provision (benefit) for income taxes contained the following components:

| | | Years Ended | | | | | |
		September 28, 2024		September 30, 2023		September 24, 2022	
Federal:							
Current	$	91.6	$	250.6	$	298.6	
Deferred		(50.9)		(72.1)		(129.8)	
		40.7		178.5		168.8	
State:							
Current		14.2		45.9		54.8	
Deferred		(7.5)		(9.4)		(9.5)	
		6.7		36.5		45.3	
Foreign:							
Current		41.9		32.7		99.0	
Deferred		(13.7)		(27.6)		(26.9)	
		28.2		5.1		72.1	
	$	75.6	$	220.1	$	286.2	

The income tax provision differed from the tax provision computed at the U.S. federal statutory rate due to the following:

| | Years Ended | | |
	September 28, 2024	September 30, 2023	September 24, 2022
Income tax provision at federal statutory rate	21.0 %	21.0 %	21.0 %
Increase (decrease) in tax resulting from:			
Cynosure loss on sale and carryback	—	—	(1.2)
State income taxes, net of federal benefit	2.5	4.1	2.9
U.S. tax on foreign earnings	0.5	(1.0)	(2.6)
Internal Restructuring	—	—	(0.9)
Tax credits	(1.6)	(1.1)	(0.5)
Unrecognized tax benefits	3.9	3.5	0.2
Compensation	1.0	0.8	0.2
Foreign rate differential	(6.8)	(4.8)	(0.8)
Change in deferred tax	—	—	0.4
Assets held-for-sale charge	—	1.5	—
Change in valuation allowance	2.7	8.2	0.4
Return to provision	(1.2)	(1.9)	(0.7)
Worthless stock deduction	(12.4)	—	—
Other	(0.9)	2.3	(0.4)
	8.7 %	32.6 %	18.0 %

The Company's effective tax rate for fiscal 2024 was lower than the U.S. statutory tax rate primarily due to a one-time tax benefit of $107.2 million related to a worthless stock deduction on an investment in one of the Company's international subsidiaries recorded in the first quarter of fiscal 2024, the U.S. deduction for foreign derived intangible income, and the geographic mix of income earned by the Company's international subsidiaries, and federal and state tax credits.

The Company's effective tax rate for fiscal 2023 was higher than the U.S. statutory tax rate primarily due to the tax effect of the SSI ultrasound imaging assets held-for-sale charge, income tax reserves, the global intangible low-taxed income inclusion, and state income taxes, partially offset by the impact of the U.S. deduction for foreign derived intangible income, and the geographic mix of income earned by our international subsidiaries.

The Company's effective tax rate for fiscal 2022 was lower than the U.S. statutory tax rate primarily due to the impact of the U.S. deduction for foreign derived intangible income, reserve releases resulting from statute of limitations expirations and favorable audit settlements (net of reserve additions for uncertain tax positions), the geographic mix of income earned by the

Company's international subsidiaries and a tax benefit related to an internal restructuring, partially offset by state income taxes and the global intangible low-taxed income inclusion.

The Company obtains tax incentives through the Free Trade Zone Regime offered in Costa Rica which allows 100 percent exemption from income tax in the first eight years of operations and 50 percent exemption in the following four years. This tax incentive resulted in income tax savings of $79.8 million and $45.5 million, or $0.34 and $0.18 per share to diluted net income in fiscal years 2024 and 2023, respectively. The tax incentive for 100 percent exemption from income tax expires in fiscal year 2029, with the 50 percent exemption to expire in fiscal year 2033. The Company's historical practice has been to renew, extend, or obtain new tax incentive grants upon expiration of existing tax incentive grants. If the Company is not able to renew, extend, or obtain new tax incentive grants, the expiration of existing tax incentive grants could have a material impact on the Company's financial results in future periods. Incentives in fiscal years prior to 2023 were not material to the Company's consolidated financial statements.

The Company's significant deferred tax assets and liabilities were as follows:

	September 28, 2024		September 30, 2023	
Deferred tax assets				
Net operating loss and other tax carryforwards	$	137.1	$	125.8
Capitalized research and development		96.8		70.1
Non-deductible accruals		41.0		32.7
Non-deductible reserves		37.8		42.8
Stock-based compensation		21.9		19.8
Nonqualified deferred compensation plan		15.9		13.5
Lease liability		26.2		14.0
Other temporary differences		21.0		5.9
		397.7		324.6
Less: valuation allowance		(143.1)		(114.7)
	$	254.6	$	209.9
Deferred tax liabilities				
Depreciation and amortization	$	(161.8)	$	(160.3)
Right of use asset		(23.4)		(13.2)
	$	(185.2)	$	(173.5)
	$	69.4	$	36.4

Under ASC 740, *Accounting for Income Taxes* (ASC 740), the Company can only recognize the future benefit of deferred tax assets to the extent that it is "more likely than not" that these assets will be realized. After considering all available positive and negative evidence, the Company establishes a valuation allowance against specifically identified deferred tax assets because it is more-likely-than-not that these assets will not be realized. In making this determination, the Company considers numerous factors including historical profitability, estimated future taxable income and the character of such income. The valuation allowance increased $28.4 million in fiscal 2024 from fiscal 2023 primarily due to valuation allowances recorded against net operating loss carryforwards of certain foreign subsidiaries.

As of September 28, 2024, the Company had $22.5 million, $172.1 million, and $275.2 million in gross federal, state, and foreign net operating losses, respectively, $4.6 million and $2.1 million in federal and state credit carryforwards, respectively, and $438.9 million and $134.2 million in gross state and foreign capital loss carryforwards, respectively. These losses, credits, and capital loss carryforwards expire between 2025 and 2044, except for $97.5 million in losses, $4.2 million in credits, and $134.2 million in capital loss carryforwards that have unlimited carryforward periods. The state and foreign net operating losses include $107.7 million and $208.6 million, respectively, and the state capital loss carryforwards include $438.9 million, that the Company expects will expire unutilized.

The Company has determined that unremitted foreign earnings are not considered indefinitely reinvested to the extent foreign earnings can be distributed without a significant tax cost. As such, the Company records foreign withholding tax liabilities related to the future repatriation of such earnings. The Company continues to indefinitely reinvest all other outside basis differences to the extent reversal would incur a significant tax liability. It is not practicable for the Company to calculate the unrecognized deferred tax liability related to such incremental tax costs on those outside basis differences.

The Company's gross unrecognized tax benefits increased $16.7 million from fiscal 2023 to 2024 and was primarily due to intercompany transfer pricing for ordinary business operations and increases to prior year positions, which were partially offset by reserve releases resulting from statute of limitations expirations and audit settlements. The $8.9 million increase in gross unrecognized tax benefits from fiscal 2022 to 2023 was primarily due to intercompany transfer pricing for ordinary business operations and other current year positions, partially offset by reserve releases resulting from statute of limitations expirations and audit settlements. In the next twelve months it is reasonably possible that the Company will reduce its gross unrecognized tax benefits excluding interest by up to $8.3 million due to expiring statutes of limitations. The timing of the ultimate resolution of the Company's examinations with relevant taxing authorities, which can include formal administrative and legal proceedings, and could have a significant impact on the reversal of unrecognized tax benefits, is difficult to predict. As a result, the Company is not able to provide a reasonably reliable estimate of the timing for reversals of unrecognized income tax benefits that are under examination.

The Company's unrecognized income tax benefits activity for fiscal 2024, 2023 and 2022 was as follows:

	2024	2023	2022
Balance at beginning of fiscal year	$ 256.5	$ 247.6	$ 212.8
Tax positions related to current year:			
Additions	7.8	6.8	45.9
Tax positions related to prior years:			
Additions related to change in estimate	11.8	4.5	21.5
Reductions	(2.1)	—	(6.6)
Lapses in statutes of limitations and settlements	(0.8)	(2.4)	(26.0)
Balance as of the end of the fiscal year	$ 273.2	$ 256.5	$ 247.6

As of fiscal 2024, 2023, and 2022 there were $213.9 million, $240.5 million, and $231.6 million of unrecognized tax benefits that if recognized would affect the annual effective tax rate.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of income tax expense. During fiscal years 2024, 2023, and 2022, the Company recognized $20.3 million, $15.8 million, and $0.7 million in gross interest. The Company had gross accrued interest of $50.4 million and $30.1 million as of September 28, 2024 and September 30, 2023, respectively, and accrued penalties were not significant.

The Company and its subsidiaries are subject to examination by U.S. federal, state, and foreign tax authorities. The Company is currently undergoing several income tax audits including examinations by the U.S. Internal Revenue Service (fiscal years 2017-2020), U.K. HM Revenue and Customs (fiscal years 2016-2022) and various state tax authorities. Excluding jurisdictions under audit, the Company's income tax returns are generally no longer subject to examination prior to fiscal year 2019.

Other Tax Accounting Pronouncements

ASU 2016-16 removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. In accordance with ASU 2016-16, the Company recorded a $77.2 million increase to current income tax expense, and a $90.8 million decrease to deferred tax expense related to an internal restructuring for the year ended September 24, 2022. The net result was an increase to net income of $13.6 million, or $0.05 to diluted net income per share for the year ended September 24, 2022.

Non-Income Tax Matters

The Company is subject to tax examinations for value added, sales-based, payroll and other non-income tax items. A number of these examinations are ongoing in various jurisdictions. The Company takes certain non-income tax positions in the jurisdictions in which it operates and records loss contingencies pursuant to ASC 450, *Contingencies* (ASC 450). In the normal course of business, the Company's positions and conclusions related to its non-income tax positions could be challenged, resulting in assessments by governmental authorities. While the Company believes estimated losses previously recorded are reasonable, certain audits are still ongoing and additional charges could be recorded in the future.

12. Stockholders' Equity and Stock-Based Compensation

Stock Repurchase Program

On September 22, 2022, the Board of Directors authorized a stock repurchase program, with a five-year term, to repurchase up to $1.0 billion of the Company's outstanding common stock, effective as of the close of trading September 23, 2022. This repurchase program replaced the previous $1.0 billion authorization. During fiscal 2024 and 2023, the Company repurchased 4.2 million and 6.8 million shares of its common stock for total consideration of $308.3 million and $501.6 million, respectively, excluding the 1% excise tax on share repurchases of $7.2 million and $2.9 million, respectively. As of September 28, 2024, $190.3 million remained available under this authorization. Subsequent to September 28, 2024, the Company repurchased 2.7 million shares for a total consideration of $217.2 million.

On November 6, 2023, the Board of Directors authorized the Company to repurchase up to $500 million of the Company's outstanding shares pursuant to an accelerated share repurchase (ASR) agreement. On November 15, 2023, the Company executed the ASR agreement with Goldman Sachs & Co. ("Goldman Sachs") pursuant to which the Company agreed to repurchase $500 million of the Company's common stock. In connection with the launch of the ASR, on November 17, 2023, the Company paid Goldman Sachs an aggregate of $500 million and received approximately 5.6 million shares of the Company's common stock, representing 80% of the transaction value based on the Company's closing share price on November 14, 2023. On February 27, 2024, the ASR agreement was completed, and the Company received an additional 1.4 million shares for the final settlement. This final settlement was based on the total transaction value and the volume-weighted average share price of the Company's common stock during the term of the agreement.

On September 12, 2024, the Board of Directors authorized a new stock repurchase program, with a five-year term, to repurchase up to $1.5 billion of the Company's outstanding stock. This new stock repurchase authorization is in addition to the Company's prior stock repurchase authorization. As of September 28, 2024, $1.5 billion remained unused under this program.

On November 19, 2024, the Company executed an ASR agreement with JPMorgan Chase & Co., ("JP Morgan") pursuant to which the Company agreed to repurchase $250.0 million of the Company's common stock. In connection with the launch of the ASR, on November 20, 2024, the Company paid JP Morgan an aggregate of $250.0 million and received approximately 2.5 million shares of the Company's common stock, representing 80% of the transaction value based on the Company's closing share price on November 18, 2024. The final number of shares to be received under the ASR agreement will be determined upon completion of the transaction and will be based on the total transaction value and the volume-weighted average share price of our common stock during the term of the transaction. Final settlement of the transaction is expected to be completed in the second quarter of fiscal 2025.

Stock-Based Compensation

Equity Compensation Plans

The Company has one share-based compensation plan pursuant to which awards are currently being issued—the 2008 amended and restated Equity Incentive Plan ("2008 Equity Plan"). The purpose of the 2008 Equity Plan is to provide stock options, restricted stock units and other equity interests in the Company to employees, officers, directors, consultants and advisors of the Company and any other person who is determined by the Board of Directors to have made (or is expected to make) contributions to the Company. The 2008 Equity Plan is administered by the Board of Directors of the Company. On December 8, 2022, the Board of Directors approved an additional 6.5 million shares of common stock available under the 2008 Equity Plan increasing the total shares reserved for issuance under the plan to 38 million. As of September 28, 2024, the Company had 7.5 million shares available for future grant under the 2008 Equity Plan.

The following presents stock-based compensation expense in the Company's Consolidated Statements of Operations in fiscal 2024, 2023 and 2022:

	2024	2023	2022
Cost of revenues	$ 10.7	$ 10.5	$ 9.1
Research and development	10.3	10.5	8.8
Selling and marketing	13.4	12.0	10.5
General and administrative	47.8	46.6	38.3
Restructuring	0.1	—	—
	$ 82.3	$ 79.6	$ 66.7

Grant-Date Fair Value

The Company uses a binomial model to determine the fair value of its stock options. The Company considers a number of factors to determine the fair value of options including the assistance of an outside valuation adviser. Information pertaining to stock options granted during fiscal 2024, 2023 and 2022 and related assumptions are noted in the following table:

	Years Ended		
	September 28, 2024	September 30, 2023	September 24, 2022
Options granted (in millions)	0.6	0.5	0.7
Weighted-average exercise price	$ 72.34	$ 74.66	$ 71.07
Weighted-average grant date fair value	$ 25.07	$ 25.95	$ 21.01
Assumptions:			
Risk-free interest rates	4.4 %	4.3 %	1.1 %
Expected life (in years)	4.8	4.8	4.8
Expected volatility	33.4 %	33.9 %	34.2 %
Dividend yield	—	—	—

The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. In projecting expected stock price volatility, the Company uses a combination of historical stock price volatility and implied volatility from observable market prices of similar equity instruments. The Company estimated the expected life of stock options based on historical experience using employee exercise and option expiration data.

Stock-Based Compensation Expense Attribution

The Company uses the straight-line attribution method to recognize stock-based compensation expense for stock options and restricted stock units ("RSUs"), unless the employee meets the plan retirement provision of reaching a certain age and years of service criteria in which case the expense is accelerated to match the required service period to receive such benefit. The vesting term of stock options is generally four years with annual vesting of 25% per year on the anniversary of the grant date, and RSUs generally vest over three years with annual vesting at 33% per year on the anniversary of the grant date.

The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. Under ASC 718, the Company's accounting policy is to estimate forfeitures at the time awards are granted and revise, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Based on an analysis of historical forfeitures, the Company has determined a specific forfeiture rate for certain employee groups and has applied forfeiture rates ranging from 0% to 6.0% as of September 28, 2024 depending on the specific employee group. This analysis is re-evaluated annually and the forfeiture rate adjusted as necessary. Ultimately, the actual stock-based compensation expense recognized will only be for those stock options and RSUs that vest.

Stock-based compensation expense related to stock options was $14.0 million, $14.2 million, and $12.0 million in fiscal 2024, 2023 and 2022, respectively. Stock compensation expense related to stock units, including RSUs, performance stock units ("PSUs"), free cash flow performance stock units ("FCFs") and market stock units ("MSUs") was $61.1 million, $58.5 million, and $48.2 million in fiscal 2024, 2023 and 2022, respectively. The related tax benefit recorded in the Consolidated Statements of Income was $11.4 million, $10.7 million and $8.6 million in fiscal 2024, 2023 and 2022, respectively. At September 28, 2024, there was $10.0 million and $45.0 million of unrecognized compensation expense related to stock options and stock units, respectively, to be recognized over a weighted average period of 2.2 years and 1.7 years, respectively.

Share Based Payment Activity

The following table summarizes all stock option activity under the Company's stock option plans for the year ended September 28, 2024:

	Number of Shares (in millions)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in millions)
Options outstanding at September 30, 2023	4.2	$ 51.63	5.6	$ 77.6
Granted	0.6	72.34		
Canceled/ forfeited	(0.1)	73.09		
Exercised	(0.4)	39.89		15.5
Options outstanding at September 28, 2024	4.3	$ 55.32	5.3	$ 108.8
Options exercisable at September 28, 2024	3.1	$ 48.57	4.2	$ 98.5
Options vested and expected to vest at September 28, 2024 (1)	4.2	$ 55.21	5.3	$ 108.6

(1) This represents the number of vested stock options as of September 28, 2024 plus the unvested outstanding options at September 28, 2024 expected to vest in the future, adjusted for estimated forfeitures.

During fiscal 2023 and 2022, the total intrinsic value of options exercised (i.e., the difference between the market price on the date of exercise and the price paid by the employee to exercise the options) was $18.4 million and $11.1 million, respectively.

A summary of the Company's RSU, PSU, FCF and MSU activity during the year ended September 28, 2024 is presented below:

Non-vested Shares	Number of Shares (in millions)	Weighted-Average Grant-Date Fair Value
Non-vested at September 30, 2023	1.6	$ 73.33
Granted	0.9	73.10
Vested	(0.7)	70.87
Forfeited	(0.1)	72.42
Non-vested at September 28, 2024	1.7	$ 73.84

The number of RSUs vested includes shares withheld on behalf of employees to satisfy minimum statutory tax withholding requirements. The Company pays the minimum statutory tax withholding requirement on behalf of its employees. During fiscal 2024, 2023 and 2022 the total fair value of RSUs vested was $51.5 million, $48.4 million and $43.8 million, respectively.

The Company granted 0.7 million, 0.7 million and 0.7 million RSUs during fiscal 2024, 2023 and 2022, respectively. In addition, included in the above chart, the Company also granted 0.1 million, 0.1 million and 0.1 million PSUs during fiscal 2024, 2023, and 2022, respectively, to members of the Company's senior management team, which includes additional shares issued upon achieving metrics within the performance criteria. Each recipient of the PSUs is eligible to receive between zero and 200% of the target number of shares of the Company's common stock at the end of the three year performance period provided the Company's defined Return on Invested Capital metrics are achieved. The Company also granted $0.1 million, $0.1 million and $0.1 million of FCF PSUs based on a three-year cumulative free cash flow measure (FCF) to its senior management team in fiscal 2024, 2023 and 2022, respectively. Each recipient of FCF PSUs is eligible to receive between zero and 200% of the target number of shares of the Company's common stock at the end of the three year or one-year measurement periods. The PSUs and FCF PSUs were valued at $71.94, $74.35 and $71.16 per share based on the ending stock price on the date of grant in fiscal 2024, 2023 and 2022, respectively. The PSUs and FCF PSUs cliff-vest three years from the date of grant, and the Company recognizes compensation expense ratably over the required service period based on its estimate of the number of shares that will vest upon achieving the measurement criteria. If there is a change in the estimate of the number of shares that are probable of vesting, the Company will cumulatively adjust compensation expense in the period that the change in estimate is made. The Company also granted 0.1 million, 0.1 million and 0.1 million MSUs during fiscal 2024, 2023 and 2022, respectively, to its senior management team. Each recipient of MSUs is eligible to receive between zero and 200% of the target number of shares of the Company's common stock at the end of the three year performance period based upon achieving a certain total shareholder return relative to a defined peer group. The MSUs were valued at $88.06, $97.91 and $75.43 per share using the Monte Carlo simulation model in fiscal 2024, 2023 and 2022, respectively. These awards cliff-vest three years from the date of grant, and the Company recognizes compensation expense for the MSUs ratably over the service period regardless of the measurement criteria being met.

Employee Stock Purchase Plan

The Hologic, Inc. Amended and Restated 2012 Employee Stock Purchase Plan ("2012 ESPP") provides for the granting of up to 8.5 million shares of the Company's common stock to eligible employees. The 2012 ESPP plan period is semi-annual and allows participants to purchase the Company's common stock at 85% of the lower of (i) the market price per share of the common stock on the first day of the offering period or (ii) the market price per share of the common stock on the purchase date. Stock-based compensation expense in fiscal 2024, 2023 and 2022 was $7.2 million, $6.9 million and $6.5 million, respectively.

The Company uses the Black-Scholes model to estimate the fair value of shares to be issued as of the grant date using the following weighted average assumptions:

	September 28, 2024	September 30, 2023	September 24, 2022
Assumptions:			
Risk-free interest rates	5.29 %	4.10 %	0.96 %
Expected life (in years)	0.5	0.5	0.5
Expected volatility	33.4 %	34.0 %	34.0 %
Dividend yield	—	—	—

13. 401(k) Plan

The Company's U.S. employees have access to a qualified 401(k) defined contribution plan. The Company made contributions of $23.3 million, $23.9 million and $21.8 million for fiscal 2024, 2023 and 2022, respectively.

14. Deferred Compensation Plans

Nonqualified Deferred Compensation Plan

The Company has a Nonqualified Deferred Compensation Plan ("DCP") which provides non-qualified retirement benefits to a select group of executive officers, senior management and highly compensated employees of the Company. Eligible employees may elect to contribute up to 75% of their annual base salary and 100% of their annual bonus to the DCP and such employee contributions are 100% vested. In addition, the Company may elect to make annual discretionary contributions on behalf of participants in the DCP. Each Company contribution is subject to a three-year vesting schedule, such that each contribution vests one third annually. Employee contributions are recorded within accrued expenses.

Upon enrollment into the DCP, employees make investment elections for both their voluntary contributions and discretionary contributions, if any, made by the Company. Earnings and losses on contributions based on these investment elections are recorded as a component of compensation expense in the period earned.

Annually, the Compensation Committee of the Board of Directors has approved a discretionary cash contribution to the DCP for each year. Discretionary contributions by the Company to the DCP are held in a Rabbi Trust. The Company records compensation expense for the DCP discretionary contributions ratably over the three-year vesting period of each annual contribution, unless the participant meets the plan retirement provision of reaching a certain age and years of service criteria in which case the expense is accelerated to match the required service period to receive such benefit. Under the DCP, the Company recorded compensation expense related to Company contributions of $3.5 million, $3.9 million and $4.0 million in fiscal 2024, 2023 and 2022, respectively. The full amount of the discretionary contribution, net of forfeitures, along with employee deferrals is recorded within accrued expenses and totaled $82.4 million and $65.4 million at September 28, 2024 and September 30, 2023, respectively.

The Company has purchased Company-owned group life insurance contracts, in which both voluntary and discretionary Company DCP contributions are invested, to partially fund payment of the Company's obligation to the DCP participants. The total amount invested at September 28, 2024 and September 30, 2023 was $71.0 million and $56.1 million, respectively. The values of these life insurance contracts are recorded in other long-term assets. Changes in the cash surrender value of life insurance contracts, which were not significant in fiscal 2024, 2023 and 2022, are recorded within other income (expense), net.

Deferred Equity Plan

Effective September 17, 2015, the Company adopted the Hologic, Inc. Deferred Equity Plan (the "DEP"). The DEP is designed to allow executives and non-employee Directors to accumulate Company stock in a tax-efficient manner to meet their long-term equity accumulation goals and shareholder ownership guidelines. Under the DEP, eligible participants may elect to defer the settlement of stock units granted under the 2008 Equity Plan until separation from service or separation from service plus a fixed number of years. Participants may defer settlement by vesting tranche. Although the equity will vest on schedule, if deferral of settlement is elected, no shares are issued until the settlement date. The settlement date is the earlier of death, disability, change in control of the Company or separation from service plus the number of years of deferral elected by the participant. While these shares upon vesting are not distributed to the individuals and are not outstanding, these shares are included in basic weighted average shares outstanding used to calculate earnings per share.

15. Non-cancelable Purchase Commitments

The Company has certain non-cancelable purchase obligations primarily related to inventory purchases and diagnostics instruments, primarily Panther systems, and to a lesser extent other operating expense commitments. These obligations are not recorded in the Consolidated Balance Sheets. For reasons of quality assurance, sole source availability or cost effectiveness, certain key components and raw materials and instruments are available only from a sole supplier and the Company has certain long-term supply contracts to assure continuity of supply. At September 28, 2024, non-cancelable purchase commitments were as follows:

Fiscal 2025	475.9
Fiscal 2026	7.3
Fiscal 2027	3.4
Fiscal 2028	0.9
Fiscal 2029	0.5
Thereafter	0.7
Total	$ 488.7

16. Litigation and Related Matters

On November 4, 2022, a product liability complaint was filed against the Company in Massachusetts state court by a group of plaintiffs who claim they sustained injuries caused by the BioZorb 3D Bioabsorbable Marker, and additional complaints were subsequently filed alleging similar claims. The BioZorb device is an implantable three-dimensional marker that helps clinicians overcome certain challenges presented by breast conserving cancer surgery (lumpectomy). The complaints allege that the plaintiffs suffered side effects that were not disclosed in the BioZorb instructions for use and make various additional claims related to the design, manufacture and marketing of the device. Complaints have been filed on behalf of approximately 100 plaintiffs, one pending in Massachusetts state court, and the remainder in United States District Court for the District of Massachusetts. Discovery is ongoing. While the Company believes it has valid defenses and plans to vigorously defend its position, litigation can be costly and unpredictable, and at this early stage the Company cannot reasonably assess the outcome of this matter.

The Company is a party to various other legal proceedings, claims, governmental and/or regulatory inspections, inquiries and investigations arising out of the ordinary course of its business. The Company believes that except for the matter described above there are no other proceedings, claims, inspections, inquiries or investigations pending against it, the ultimate resolution of which are reasonably likely based upon management's assessment, to have a material adverse effect on its financial condition or results of operations. It is possible that future results for any particular quarter or annual period may be materially affected by changes in our assumptions or the effectiveness of our strategies relating to these matters. In all cases, at each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under ASC 450. Legal costs are expensed as incurred.

17. Business Segments and Geographic Information

The Company reports segment information in accordance with ASC 280, *Segment Reporting*. Operating segments are identified as components of an enterprise about which separate, discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions about how to allocate resources and assess performance. The Company's chief operating decision maker is its chief executive officer, and the Company's reportable segments have been identified based on the types of products manufactured and the end markets to which the products are sold. Each reportable segment generates revenue from either the sale of medical equipment and related services and/or sale of disposable products and supplies, primarily used for diagnostic testing and surgical procedures. The Company has four reportable segments: Diagnostics, Breast Health, GYN Surgical and Skeletal Health. The Company measures and evaluates its reportable segments based on segment revenues and operating income adjusted to exclude the effect of non-cash charges, such as intangible asset amortization expense and goodwill and intangible asset impairment charges, transaction and integration expenses for acquisitions, restructuring, consolidation and divestiture charges, litigation charges, and other one-time or unusual items.

Identifiable assets for the reportable segments consist of inventories, intangible assets, goodwill, and property, plant and equipment. The Company fully allocates depreciation expense to its reportable segments. The Company has presented all other identifiable assets as corporate assets. There were no intersegment revenues. Segment information for fiscal 2024, 2023, and 2022 was as follows:

		Years Ended				
		September 28, 2024		September 30, 2023		September 24, 2022
Total revenues:						
Diagnostics	$	1,782.0	$	1,880.1	$	3,018.5
Breast Health		1,522.9		1,432.7		1,227.8
GYN Surgical		641.3		604.2		522.9
Skeletal Health		84.1		113.4		93.6
	$	4,030.3	$	4,030.4	$	4,862.8
Operating income (loss):						
Diagnostics	$	303.1	$	193.9	$	1,359.4
Breast Health		394.5		273.0		183.2
GYN Surgical		185.5		188.9		104.9
Skeletal Health		(0.5)		12.6		(7.3)
	$	882.6	$	668.4	$	1,640.2
Depreciation and amortization:						
Diagnostics	$	218.8	$	224.7	$	274.0
Breast Health		41.6		50.0		58.8
GYN Surgical		48.1		48.0		96.6
Skeletal Health		0.5		0.7		0.7
	$	309.0	$	323.4	$	430.1
Capital expenditures:						
Diagnostics	$	80.2	$	85.2	$	96.8
Breast Health		30.9		41.1		14.6
GYN Surgical		16.6		17.0		12.8
Skeletal Health		1.4		0.8		0.3
Corporate		1.1		6.1		2.7
	$	130.2	$	150.2	$	127.2
Identifiable assets:						
Diagnostics	$	2,431.3	$	2,596.4	$	2,881.7
Breast Health		1,588.9		1,170.1		1,245.8
GYN Surgical		1,419.9		1,455.4		1,461.5
Skeletal Health		48.3		33.7		27.5
Corporate		3,667.6		3,883.7		3,454.7
	$	9,156.0	$	9,139.3	$	9,071.2

The Company operates in the following major geographic areas as noted in the below chart. Revenue data is based upon customer location. Other than the United States, no single country accounted for more than 10% of consolidated revenues. The Company's sales in Europe are predominantly derived from the United Kingdom, Germany, France, Spain, Italy, and the Netherlands. The Company's sales in Asia-Pacific are predominantly derived from China, Australia and Japan. The "Rest of world" designation includes Canada, Latin America and the Middle East.

Revenues by geography as a percentage of total revenues were as follows:

| | Years Ended | | |
	September 28, 2024	September 30, 2023	September 24, 2022
United States	75.0 %	75.9 %	71.3 %
Europe	13.2 %	12.9 %	18.3 %
Asia-Pacific	6.5 %	6.3 %	7.4 %
Rest of world	5.3 %	4.9 %	3.0 %
	100.0 %	100.0 %	100.0 %

The Company's property, plant and equipment were geographically located as follows:

	September 28, 2024		September 30, 2023		September 24, 2022	
United States	$	379.7	$	367.6	$	332.4
Europe		70.6		67.0		72.1
Costa Rica		40.0		36.0		32.1
United Kingdom		32.0		32.4		31.7
Rest of world		15.5		14.0		13.3
	$	537.8	$	517.0	$	481.6

18. Accrued Expenses and Other Long-Term Liabilities

Accrued expenses and other long-term liabilities consisted of the following:

	September 28, 2024		September 30, 2023	
Accrued Expenses				
Compensation and employee benefits	$	289.0	$	280.1
Income and other taxes		69.4		62.3
Operating leases		24.0		20.4
Other		197.3		171.8
	$	579.7	$	534.6

	September 28, 2024		September 30, 2023	
Other Long-Term Liabilities				
Reserve for income tax uncertainties	$	311.8	$	274.3
Operating leases		83.9		47.1
Other		10.6		13.2
	$	406.3	$	334.6

Exhibit 21.1

Subsidiaries of Hologic*	Jurisdiction of Incorporation or Organization
Acessa Health Inc.	Delaware
Beijing Hologic Technology Co., Ltd.	China
Benassar Diagnostica-Equipamientos Medicos Unipessoal, Lda.	Portugal
Bioptics, Inc.	Arizona
Biotheranostics, Inc.	Delaware
Bolder Surgical Holdings, Inc.	Delaware
Bolder Surgical, LLC	Colorado
Cytyc Corporation	Delaware
Cytyc Prenatal Products Corp.	Delaware
Cytyc Surgical Products, LLC	Massachusetts
Diagenode Co., Ltd.	Japan
Diagenode SA	Belgium
Diagenode, LLC	Delaware
Emsor, Sociedad de responsabilidad limitada	Spain
Endomagnetics GmbH	Germany
Endomagnetics Ltd.	United Kingdom
Endomagnetics SAS	France
Endomagnetics, Inc.	Delaware
Faxitron Bioptics, LLC	Delaware
Genewave SAS	France
Gen-Probe Incorporated	Delaware
Gen-Probe Prodesse, Inc.	Wisconsin
Health Beacons, Inc.	Washington
Hologic (Australia & New Zealand) Pty Ltd.	Australia
Hologic (Hainan) Medical Co., Ltd.	China
Hologic Asia Pacific Limited	Hong Kong
Hologic Austria GmbH	Austria
Hologic BV	Belgium
Hologic Bermuda Holding Limited	Bermuda
Hologic Bermuda Holding 2 Limited	Bermuda
Hologic Bermuda Limited	Bermuda
Hologic Canada ULC	Canada
Hologic Capital Holdings, Inc.	Delaware
Hologic Denmark ApS	Denmark
Hologic Deutschland GmbH	Germany
Hologic Espana S.A.	Spain
Hologic Finance Ltd.	Bermuda
Hologic France SARL	France
Hologic GGO 2, LLC	Delaware
Hologic GGO 3 LLP	United Kingdom
Hologic GGO 4 LTD	United Kingdom
Hologic Global Holding LTD	United Kingdom
Hologic Hitec-Imaging GmbH	Germany

Hologic Holdings Limited	United Kingdom
Hologic HUB LTD	United Kingdom
Hologic Iberia, S.L.	Spain
Hologic India LLP	India
Hologic International Holdings B.V.	Netherlands
Hologic IP LTD	United Kingdom
Hologic Ireland Limited	Ireland
Hologic Italia S.r.l.	Italy
Hologic Japan KK	Japan
Hologic Korea Ltd.	Korea
Hologic Latin America (Servicos Em Marketing E Negocios) Ltda.	Brazil
Hologic Ltd.	United Kingdom
Hologic Malaysia SDN. BHD.	Malaysia
Hologic (Shanghai) Medical Supplies Co., Ltd.	China
Hologic Medical Technologies (Beijing) Co., Ltd.	China
Hologic Medicor Suisse GmbH	Switzerland
Hologic MENA, Technical and Scientific Office	Saudi Arabia
Hologic Middle East, Dubai	Dubai
Hologic Netherlands B.V.	Netherlands
Hologic Nordic Holdings Oy	Finland
Hologic Sales and Service, LLC	Massachusetts
Hologic Singapore Pte. Ltd	Singapore
Hologic Suisse SA	Switzerland
Hologic Surgical Products Costa Rica, S.R.L.	Costa Rica
Hologic Sweden AB	Sweden
Hologic Swiss Group GmbH	Switzerland
Hologic Taiwan Ltd.	Taiwan
Hologic UK Finance Ltd.	United Kingdom
Hologic US Finance Co LLC	Delaware
Mobidiag Oy	Finland
Mobidiag Sverige AB	Sweden
Mobidiag UK Ltd.	United Kingdom
Navigation Three Limited	Hong Kong
Normedi AB	Sweden
Normedi Danmark ApS	Denmark
Normedi Finland OyAb	Finland
Normedi Nordic AS	Norway
Normedi Norge AS	Norway
Somatex (HK) Limited	China
Somatex Medical Technologies GmbH	Germany
SuperSonic Imagine (Shanghai) Medical Devices Co., Ltd.	China
Suros Surgical Systems, Inc.	Delaware
TCT International Co., Ltd.	British Virgin Islands

*Subsidiaries not included in the list are omitted because, in aggregate, they are insignificant as defined by Item 601(b)(21) of Regulation S-K.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1)   Registration Statement (Form S-3 ASR No. 333-268392) pertaining to Hologic, Inc.'s shelf registration statement for common stock, preferred stock, debt securities, rights, warrants, purchase contracts, units or any combination of the foregoing, and

(2)   Registration Statements (Form S-8 Nos. 333-271581, 333-150796, 333-181126, 333-188468, 333-210968, 333-224613) pertaining to the equity incentive plans and employee stock purchase plan of Hologic, Inc.;

of our reports dated November 27, 2024, with respect to the consolidated financial statements of Hologic, Inc. and the effectiveness of internal control over financial reporting of Hologic, Inc. included in this Annual Report (Form 10-K) of Hologic, Inc. for the year ended September 28, 2024.

/s/ Ernst & Young LLP

Boston, Massachusetts
November 27, 2024

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stephen P. MacMillan, certify that:

1. I have reviewed this annual report on Form 10-K of Hologic, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 27, 2024

/s/   Stephen P. MacMillan

Stephen P. MacMillan
Chairman, President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Karleen M. Oberton, certify that:

1. I have reviewed this annual report on Form 10-K of Hologic, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 27, 2024

          /s/   Karleen M. Oberton
_____
          Karleen M. Oberton
          Chief Financial Officer

Exhibit 32.1

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

      I, Stephen P. MacMillan, Chief Executive Officer of Hologic, Inc., a Delaware corporation (the "Company"), do hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), that:

(1) The Annual Report on Form 10-K for the year ended September 28, 2024 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 27, 2024   /s/   Stephen P. MacMillan

                                                Stephen P. MacMillan
                                       Chairman, President and Chief Executive Officer

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 HAS BEEN PROVIDED TO HOLOGIC, INC. AND WILL BE RETAINED BY HOLOGIC, INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

Exhibit 32.2

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

    I, Karleen M. Oberton, Chief Financial Officer of Hologic, Inc., a Delaware corporation (the "Company"), do hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), that:

(1) The Annual Report on Form 10-K for the year ended September 28, 2024 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 27, 2024   /s/   Karleen M. Oberton

                                                  Karleen M. Oberton
                                                  Chief Financial Officer

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 HAS BEEN PROVIDED TO HOLOGIC, INC. AND WILL BE RETAINED BY HOLOGIC, INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

HOLOGIC



HEALTH®



2025
Notice of Annual Meeting of Stockholders and Proxy Statement.

Wednesday • February 26, 2025 • 8:00 a.m. ET.



Dear Fellow Stockholders:



Fiscal 2024 was another good year for Hologic, as we continued to build on our strong foundation. Our teams around the world again delivered exceptional performance fueling significant growth. Guided by our Purpose, Passion and Promise, we delivered on our financial and operational commitments and reaffirmed our core philosophy to provide the best technologies and services for our customers and patients.

We continued to build on the strength of our market-leading products such as the Panther, ThinPrep, 3D Mammography, NovaSure and MyoSure. These flagship brands and their complementary assets remain the foundation of our future growth. As we look ahead, we continue to develop and expand into new end markets, while also expanding our commercial capabilities into new adjacencies.

At Hologic, we are fundamentally innovators and market creators. Throughout our history, we have revolutionized women's health, from advancing mammography screening from 2D to 3D, to transitioning vaginitis testing from manual workflows to our BV CV/TV molecular assay on our highly automated and high-throughput Panther system. More recently we launched our Genius Digital Diagnostics System in the U.S., an AI-powered digital cytology solution that we believe will have a significant impact on the fight against cervical cancer around the world. Equally exciting, our international business continues to thrive, growing nearly 50% since 2019, with substantial growth opportunity still ahead.

In fiscal 2024, we successfully returned to top-line total company reported revenue growth in both our fiscal third and fourth quarters. As a reminder, our strong COVID-19 testing revenue during the pandemic created challenging year-over-year comparisons. While we expect COVID-19 testing revenue to continue to decline in fiscal 2025, we anticipate our strong core business to continue to drive top-line growth.

During the course of fiscal 2024, each of our divisions grew revenue in the mid-single digits as we continue to build on the foundation we have strengthened over the last five years. Our core business is now 30% larger compared to 2019, with

more diverse and durable revenue streams than ever before. We achieved strong revenue growth excluding COVID-19, along with industry-leading profitability and cash flow generation.

We finished the fiscal year with adjusted gross margin of 61% and best-in-class adjusted operating margin of 30%. Our ability to generate cash flow is strong, with nearly $1.3 billion of operating cash flow in fiscal 2024. These pillars of operational strength continue to fortify our robust balance sheet, ending the year with approximately $2.4 billion in cash and investments.

Looking back over the past 10 years, we have reduced our leverage ratio from 4.0x to 0.3x. And over the past 5 years, we have lowered our share count by nearly 31 million shares, from 269 million to 238 million diluted shares outstanding.

As Hologic has grown into a larger company, our commitment to delivering shareholder value remains an unwavering priority. Since 2014, we have grown adjusted EPS at a compound annual growth rate of over 10%. We are well positioned to grow EPS at a faster rate than revenue over the long term, building on our strong foundation and adding growth-driving products to our global portfolio. We are proud of our progress and excited about the future and strength of our business as we look ahead. Strengthened by our response during the COVID-19 pandemic, our Diagnostics business continued its strong performance, delivering 5.9% organic constant currency revenue growth in fiscal 2024, excluding COVID-19 revenues. Within Diagnostics, we have developed one of the industry's most dynamic and important molecular diagnostics franchises, making a profound impact and difference in the world.

In Molecular, core constant currency revenue growth of 9.0% in fiscal 2024 showcased our ability to expand assay utilization on our growing global Panther installed base of more than 3,300 instruments. With a menu of more than 20 assays across women's health, virology, and respiratory disease states, we enable customers to expand their testing and consolidate onto our Panther systems. Additionally, our Biotheranostics

business continued to grow, increasing awareness and coverage for the Breast Cancer Index test and helping more women in their breast cancer treatment journey.

Our Cytology business also made great strides in fiscal 2024, as we received FDA approval for our Genius Digital Diagnostics system. This system is the first and only FDA-approved digital cytology platform; it combines artificial intelligence with advanced imaging technology to help cytologists and pathologists identify pre-cancerous lesions and cervical cancer cells. We are supporting the future of cervical cancer screening with our Genius Digital Diagnostics system, providing improved streamlined workflow for practitioners and more sensitive disease detection for patients.

In Breast Health, we successfully moved past the global semiconductor chip shortage and continue to meet the strong demand for mammography systems. In fiscal 2024, organic constant currency revenue grew 6.8%, excluding the divested SSI ultrasound imaging business and the Endomagnetics acquisition. The division's 2024 revenue performance was strong and diverse. Breast Imaging grew 5.6% and Interventional grew 8.1% in constant currency. Over the years we have expanded our portfolio across the breast health continuum of care, transforming it from a predominantly capital business to one with much more recurring revenue from our award-winning service organization and innovative interventional breast products. In fiscal 2024, approximately 60% of the division's revenue was from service and recurring revenue products.

We are proud of our market leading position in mammography, with 3D technology that provides higher quality imaging, a more comfortable patient experience, and enhanced workflow for technicians. Never satisfied, we continue to innovate. In December 2024, to much excitement, we unveiled our next generation Envision mammography platform. The Envision platform improves upon our already industry-leading image quality, scan times, workflow and overall patient experience. We made the best even better.

Building upon this progress, we continue to further broaden the continuum of care in our Breast Health division, adding Endomagnetics, a developer of breast cancer surgery technologies, to our Interventional business in the fourth quarter of fiscal 2024.

In our Surgical business, we are introducing new growth products and expanding into new geographies to accompany an already strong foundation. Fiscal 2024 revenue growth of 5.9% in constant currency was driven by our core MyoSure business, the complementary Fluent Fluid Management system, and growth contributions from our laparoscopic portfolio, Acessa and Bolder. Our international Surgical business also performed exceptionally well, growing more than 20% in constant currency during fiscal 2024. Lastly, we recently closed the acquisition of Gynesonics, strengthening our product portfolio with a novel, minimally invasive option for fibroid removal.

Through the strength of our operating results, we generated exceptional adjusted free cash flow, $955 million in fiscal 2023 and $1.16 billion in 2024, and have bolstered our balance sheet. Our peer group leading cash flow provides ample firepower to continually execute on our capital deployment opportunities. In fiscal 2024, we repurchased 11.2 million shares for more than $800 million, inclusive of a $500 million accelerated share repurchase program. In addition, we closed the Endomagnetics acquisition for approximately $310 million and

in early fiscal 2025, the Gynesonics acquisition for $350 million. We also efficiently managed our capital structure and paid down $250 million of floating rate debt. Building from this activity, we still have tremendous flexibility for fiscal 2025 and beyond to invest in our organic growth priorities, additional M&A, and deliver value to shareholders.

Moving next to our impact on women's health through our initiatives and partnerships. For the fourth year in a row, we have partnered with Gallup to collect data and insights pertaining to the state of women's health through the Hologic Global Women's Health Index. At Hologic, we are committed to using this data to raise awareness of women's health disparities and drive global policy change. We will showcase this year's findings at the World Economic Forum Annual Meeting in late January 2025. Women deserve a powerful voice, and we are uniquely positioned to amplify it.

Additionally, Hologic and the Women's Tennis Association continued to advance our shared vision of championing women through world-class healthcare and equity. Together, we elevate the profile of women globally, emphasizing the critical importance of early detection and treatment. Our partnership not only empowers women but also underscores our commitment to their health and well-being.

In closing, we would like to extend our thanks to our more than 7,000 employees around the world. At Hologic, we believe that our people are the key to our success. In 2024, Fortune recognized us as one of the top 15 large companies in healthcare to work for, a true testament to the exceptional talent and culture we have cultivated.

We would also like to express our gratitude to our customers, shareholders, and our exceptional Board of Directors for their support over the past 12 months. Fiscal 2024 was a strong year for Hologic, where we embodied our Purpose, Passion and Promise, and delivered on our commitments. We are excited and look forward to fiscal 2025 and the opportunities ahead.

Sincerely,

Stephen P. MacMillan
Chairman, President and
Chief Executive Officer

Notice of Annual Meeting of Stockholders



**Wednesday, February 26, 2025
8:00 a.m. Eastern Time**



**InterContinental Boston Hotel
510 Atlantic Avenue
Boston, Massachusetts 02210**

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON FEBRUARY 26, 2025:

The Proxy Statement, the Hologic Annual Report on Form 10-K for the fiscal year ended September 28, 2024 and the Proxy Card are available at www.proxyvote.com.

To Our Stockholders:

The Annual Meeting of Stockholders of Hologic, Inc., a Delaware corporation ("Hologic" or the "Company"), will be held on February 26, 2025 at 8:00 a.m., Eastern Time, at the InterContinental Boston Hotel, 510 Atlantic Avenue, Boston, Massachusetts 02210 for the following purposes:

1. To consider and act upon the election of the eight (8) nominees identified in the accompanying proxy statement to serve as directors for the ensuing year **(Proposal No. 1)**;

2. To conduct an advisory vote to approve our executive compensation **(Proposal No. 2)**;

3. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2025 **(Proposal No. 3)**;

4. To act upon a stockholder proposal regarding simple majority vote, if properly presented **(Proposal No. 4) and**

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice.

Our Board of Directors ("Board") has fixed the close of business on January 6, 2025 as the record date. Only stockholders of record at the close of business on the record date are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. All stockholders are cordially invited to attend the meeting. Stockholders who plan to attend the meeting must present valid photo identification. Stockholders of record will be verified against an official list available at the registration area. If your shares are held in the name of a bank, broker or other holder of record (an intermediary), please also bring to the Annual Meeting your bank or brokerage statement evidencing your beneficial ownership of Hologic stock to gain admission to the meeting; if you wish to vote these shares in person at the meeting, you must obtain a legal proxy from the holder of record of your shares and present it at the meeting. We reserve the right to deny admittance to anyone who cannot show valid identification or sufficient proof of share ownership as of the record date.

We are pleased to continue utilizing the Securities and Exchange Commission (SEC) rules that allow issuers to furnish proxy materials to their stockholders via the internet. We believe these rules allow us to provide you with the information you need while lowering the costs of delivery and reducing the environmental impact of the Annual Meeting. On or about January 16, 2025, we will mail to our stockholders of record as of January 6, 2025 (other than those who previously requested electronic or paper delivery on an ongoing basis) a Notice of Meeting and Important Notice Regarding the Availability of Proxy Materials containing instructions on how to access our proxy statement and our Annual Report on Form 10-K.

Our Board of Directors appreciates and encourages stockholder participation in the Company's affairs. Whether or not you plan to attend the meeting, it is important that your shares be represented.

January 16, 2025
By order of the Board of Directors,

Mark W. Irving
Vice President and Corporate Secretary

Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement and the Company's most recent Annual Report on Form 10-K before casting your vote. References to "Hologic," the "Company," "we," "us" or "our" refer to Hologic, Inc. and its subsidiaries.

2025 Annual Meeting of Stockholders

MEETING AGENDA AND VOTING RECOMMENDATIONS

Proposal	Board Recommendation	Page
Election of Eight Directors	**FOR** each nominee	20
Say-on-Pay: Advisory Vote to Approve Executive Compensation	**FOR**	41
Ratification of the Appointment of Ernst & Young LLP for fiscal 2025	**FOR**	95
Stockholder Proposal: Simple Majority Vote	**NO VOTING RECOMMENDATION**	98

Attendance:

All stockholders who were stockholders of record and beneficial owners as of January 6, 2025 may attend the Annual Meeting. Stockholders who plan to attend the meeting must present a valid government-issued picture identification such as a driver's license or passport. Stockholders of record will be verified against an official list available at the registration area. If your shares are held in the name of a bank, broker or other holder of record (an intermediary), please also bring your bank or brokerage statement evidencing your beneficial ownership of Hologic stock to gain admission. As the beneficial owner, you have the right to direct your intermediary on how to vote and are also invited to attend the meeting; however, since you are not the stockholder of record, you may not vote these shares in person at the meeting, unless you obtain a legal proxy from the holder of record of your shares and present it at the meeting. We reserve the right to deny admittance to anyone who cannot show valid identification or sufficient proof of share ownership as of the record date.

Electronic Stockholder Document Delivery

We are pleased to offer our stockholders the benefits and convenience of electronic delivery of our proxy statements, annual reports and other stockholder materials. By electing to receive and access future documents electronically, you help Hologic to progress on its sustainability initiatives, reduce costs and benefit the environment by consuming fewer natural resources and creating less paper waste.

We encourage stockholders to elect to receive an email that will provide electronic links to our proxy materials as well as to the proxy voting site. For further information on how to sign up for electronic delivery, please see page 106 of this proxy statement.

TIME AND DATE	8:00 a.m. Eastern Time Wednesday, February 26, 2025
PLACE	InterContinental Boston Hotel 510 Atlantic Avenue Boston, Massachusetts
RECORD DATE	January 6, 2025

YOUR VOTE IS IMPORTANT

Stockholders as of January 6, 2025, the record date, are entitled to vote. Each share of common stock is entitled to one vote for each of the proposals presented at the meeting.



Vote By Internet
Go to **www.proxyvote.com** and enter the 12-digit control number provided on your proxy card or voting instruction form.



Vote By Telephone
Call 800-690-6903 or the number on your proxy card or voting instruction form. You will need the 12-digit control number provided on your proxy card or voting instruction form.



Vote By Mail
Complete, sign and date the proxy card or voting instruction form and mail it in the accompanying pre-addressed envelope.



Vote In Person
See the instructions regarding attendance at the Annual Meeting.

Performance Highlights

Hologic, Inc. is an innovative medical technology company primarily focused on improving women's health through early detection and treatment. The Company operates in the following markets: Diagnostics, Breast and Skeletal Health, and GYN Surgical.

Our market-leading products include our molecular diagnostic assays, our Panther and Panther Fusion fully automated molecular testing instruments, our ThinPrep Pap test, our Genius 3D Mammography technology, our NovaSure device for endometrial ablation, and our MyoSure system for intrauterine tissue removal.

Fiscal year 2024 was a solid year for Hologic. We delivered total revenue of $4.03 billion, GAAP EPS of $3.32, and non-GAAP EPS of $4.08. Our results showcased broad-based strength across our businesses, as each core franchise grew mid-single digits organically excluding the impact of COVID-19.

Over the long term, we expect to continue our strong growth, with leading adjusted operating margins in the low 30s, and adjusted earnings per share growth at a higher rate than revenue. For fiscal 2025, we again expect solid top-line growth with gross margins in the low 60s and operating margins in the low 30s. Similar to the back half of fiscal 2024, we expect 2025 to "bend the curve" back to total company growth as we move past difficult COVID testing comparisons.

Fiscal 2024 once again highlighted that Hologic is an organization fundamentally guided by our Purpose, Passion and Promise. At Hologic, driven by our diverse and durable end markets, we remain resolute in our commitments despite an uncertain macroeconomic and geopolitical environment. We are committed to delivering exceptional products and services for the women of the world, and strong financial results for our stockholders.

Operational highlights from fiscal 2024 include:

- In our Diagnostics franchise, we were led once again by our core Molecular franchise, which grew constant currency revenue 9% in fiscal 2024 excluding the impact of COVID-19. Molecular's performance was driven by strong assay adoption from our vaginitis assay, BV CV/TV, Biotheranostics, as well as contributions from our non-COVID-19 respiratory business.

- In our Breast Health franchise, fiscal 2024 growth was 6.1% in constant currency and 6.8% organically in constant currency excluding the divested SSI ultrasound imaging business and our acquisition of Endomagnetics. Performance was broad based as Breast Imaging and Interventional grew 5.6% and 8.1% respectively in constant currency. Revenue growth in our Breast Health franchise continues to become more diverse and recurring over time, with approximately 40% of the franchise's 2024 revenue derived from service.

- Our GYN Surgical franchise delivered 2024 revenue growth of 5.9% in constant currency. Performance was led by core MyoSure and Fluent Fluid Management. We continue to add growth drivers to the franchise's mix with a growing laparoscopic portfolio, as well as the addition of Gynesonics to further broaden the franchise's product offerings.

- Finally, we are thrilled to continue to invest in social initiatives made possible by our strong financial performance. We will be releasing the fourth annual findings of our Hologic Global Women's Health Index at the World Economic Forum in late January. In addition, we continue to expand important partnerships such as our relationship with the Women's Tennis Association, as well as our Global Access Initiative, which provides greater access to molecular testing with an affordable pricing structure.

Financial highlights from fiscal 2024

- We drove top-line growth through a combination of our current market-leading products and services, as well as contributions from businesses acquired over the last several years and organic R&D efforts.

- We are a larger, more diversified, and stable business today, with a greater ability to weather macroeconomic headwinds.

- We continued to deploy our strong operating cash flows to accelerate growth by reinvesting in our business, and completing share repurchases.

- We are committed to using our strong revenue growth and profits to fund key social initiatives that, in turn, help us promote effective health policy and increase access to our products, ultimately benefiting more women.

5.3%
WORLDWIDE ORGANIC REVENUE GROWTH EX. COVID-19
5.3% organic growth in constant currency for total Hologic excluding COVID-19. Each core business grew mid-single digits in fiscal 2024, excluding the impact of COVID-19.

$2.4b
CASH, CASH EQUIVALENTS, AND SHORT- AND LONG- TERM INVESTMENTS
Liquidity provides flexibility to invest in future M&A, organic initiatives and share repurchases.

$660m
M&A
Completed the acquisition of Endomagnetics Ltd., a developer of breast cancer surgery technologies for approximately $310m and the acquisition of Gynesonics, Inc., a company focused on the development of minimally invasive solutions for women's health for approximately $350m.

$800m
SHARE REPURCHASES
Effectively deployed capital through October 2024, including completing a $500m accelerated share repurchase program in our second quarter of fiscal 2024.

Corporate Governance Highlights

DIRECTOR NOMINEES

Nominee and Principal Occupation	Age	Director Since	Current Committee Membership
Stephen P. MacMillan *(Non-Independent)* Chairman, President and Chief Executive Officer Hologic, Inc.	61	2013	• N/A
Charles J. Dockendorff *(Independent)* Former Chief Financial Officer and Executive Vice President Covidien plc	70	2017	• Audit and Finance **(CHAIR)**
Ludwig N. Hantson *(Independent)* Former Chief Executive Officer Alexion Pharmaceuticals, Inc.	62	2018	• Compensation • Nominating and Corporate Governance
Martin Madaus *(independent)* Operating Executive Carlyle Group	65	2024	• Compensation • Nominating and Corporate Governance
Nanaz Mohtashami *(Independent)* Managing Director Russell Reynolds Associates	47	2023	• Compensation • Nominating and Corporate Governance
Christiana Stamoulis *(Independent)* Executive Vice President and Chief Financial Officer Incyte Corporation	54	2011	• Audit and Finance
Stacey D. Stewart *(Independent)* Chief Executive Officer Mothers Against Drunk Driving	60	2023	• Audit and Finance
Amy M. Wendell *(Independent)* Former Senior Vice President, Strategy & BD&L Covidien plc	64	2016	• Lead Independent Director • Compensation • Nominating and Corporate Governance **(CHAIR)**

DIRECTOR NOMINEE EXPERIENCE



TENURE

Average tenure of 6 years

≤5
6-10
>10

AGE

Median age is 62

40s
50s
60s
70s

INDEPENDENCE

Approximately 88% of our director nominees are independent

Independent
Not Independent

DIVERSITY*

Gender, geographic and demographic background diversity

Female
Born Outside of U.S.
Underrepresented Minority

* Individual directors may be included in more than one segment.

PERCENT OF WOMEN ON HOLOGIC BOARD

For each of the past 14 years, women have comprised over 30% of our board.



2010   33% women   2025 *   50% women

*   Reflects director nominees.

WE BELIEVE IN GOOD CORPORATE GOVERNANCE

Hologic is committed to good corporate governance, which we believe helps us to sustain our success and build long-term stockholder value. We are committed to sound governance practices that provide our stockholders with meaningful rights and foster strong independent leadership in our boardroom.

Board Practices

- Annual election of directors
- Seven of our eight director nominees are independent
- All committees consist solely of independent directors
- Regular executive sessions of independent directors
- Lead Independent Director
- 50% of our board nominees are women, including our Lead Independent Director and Chair of our Nominating and Corporate Governance Committee
- Board Committee oversight of environmental, social and governance (ESG) matters and reporting
- Board time commitment policy

Stockholder Matters

- Proxy access
- Active stockholder engagement
- Stockholders permitted to act by written consent
- Stockholder right to request a special meeting
- Annual say-on-pay advisory vote
- No shareholder rights plan (poison pill)
- Majority vote standard in uncontested elections of directors

Other Governance Practices

- No hedging or pledging of our securities permitted by executive officers or directors
- Robust executive and director stock ownership guidelines
- Majority of shares may remove directors with or without cause

RISK MANAGEMENT PROCESS

Risk oversight is handled by the full Board as well as at the individual committee level, with the Board focusing on the evolving business and risk landscape. The Company's risk management process focuses on a comprehensive but targeted annual enterprise risk management assessment which is presented to the Board as well as periodic reports on evolving risks and mitigating actions, as warranted. Additionally, the executive leadership team's individual performance objectives are aligned with the top risks identified in the annual enterprise risk management process. See also Oversight Responsibilities on page 13 of this proxy statement for further information.

STOCKHOLDER OUTREACH

Hologic values the views of its stockholders, which is why we regularly and proactively engage with our largest stockholders throughout the year. During fiscal 2024, management met or offered to meet with stockholders representing approximately 55% of our outstanding shares to discuss our business strategy, our approach to executive compensation as well as ESG progress. Stockholder feedback and perspectives are shared with the Board. See also Stockholder Engagement on page 14 of this proxy statement.

SUSTAINABILITY

As a public company, we understand that creating value for our stockholders is one of our fundamental obligations, but we believe how we create that value is important. By focusing on our unique Purpose, Passion and Promise, we strive to generate long-term, profitable growth that benefits not just our stockholders, but also women's health around the globe. Through our deep focus on innovation and The Science of Sure, we generate financial returns and leverage these benefits to invest in groundbreaking women's health initiatives like the Hologic Global Women's Health Index, Project Health Equity and work with the World Economic Forum. We are fortunate that each objective is intimately connected to our business strategy because doing the right thing is fundamental to who we are.

Executive Compensation Highlights

EXECUTIVE COMPENSATION BEST PRACTICES

What We Do

- Double-trigger for accelerated equity vesting upon a change of control
- Golden parachute policy
- Compensation recoupment (clawback) policy
- Meaningful stock ownership guidelines for our CEO, non-employee directors and executive officers
- Robust annual review of compensation program elements, each NEO's role and responsibilities, performance metrics, practices of companies in our peer group and survey data
- Independent compensation consultant
- Compensation Committee of all independent, non-employee directors
- Annual risk assessments

What We Don't Do

- No tax gross-ups on severance or change of control payments
- No hedging/pledging of Hologic stock
- No option repricing without stockholder approval
- No excessive perquisites for executives
- No excessive risk-taking in our compensation programs

The Compensation Committee has responsibility for oversight of the Company's executive compensation framework, and within that framework, works with management to align pay with performance.

2024 Executive Compensation Framework

Fixed   Variable

SHORT TERM

Component	% of Total Target[(1)]	Rationale	Key Characteristics
Base Salary	13.40%	• Attract and retain talent with a competitive level of pay that reflects executive's experience, role and responsibilities	• Cash Award
Short-Term Incentive Plan (STIP) Award	13.72%	• Incentivize and reward for corporate and individual performance • Drive achievement of specific goals	• Cash Award based primarily on two metrics: • Adjusted Revenue • Adjusted EPS
LONG TERM			
Restricted Stock Units	17.65%	• Encourage long-term focus • Incentivize and reward for performance • Align interests of executives with stockholders • Attract and retain talent	• Equity Award • Annual vesting over three years
Stock Options	17.65%	• Encourage long-term focus • Incentivize and reward for performance • Align interests of executives with stockholders • Attract and retain talent	• Equity Award • Annual vesting over four years
Performance Stock Units	35.30%	• Encourage long-term focus • Incentivize and reward for performance • Align interests of executives with stockholders • Attract and retain talent • Drive achievement of specific goals	• Equity Award • Cliff vest after three years, based on performance • Adjusted Free Cash Flow • Adjusted ROIC • Relative TSR
Deferred Compensation Program (DCP) Contributions	2.28%	• Incentivize and reward for performance • Attract and retain talent	• Cash Award • Annual vesting over three years

(1) *Based on the average of the target direct annual compensation elements for all the named executives in 2024.*



2024 Annual Target CEO Pay
($ in millions)

| **$1.22** Base Salary | **$1.83** Target STIP Award | **$5.88** PSUs | **$2.94** Stock Options | **$2.94** RSUs | **$0.25** Target DCP |

91.9% Performance-Based

2024 Annual Target Average NEO Pay
($ in millions)

| **$0.68** Base Salary | **$0.55** Target STIP Award | **$1.13** PSUs | **$0.56** Stock Options | **$0.56** RSUs | **$0.11** Target DCP |

81% Performance-Based

The charts above, which reflect target total direct compensation, exclude the value of other benefits and perquisites.

CEO Pay-for-Performance Alignment

LONG-TERM FOCUS

The Company continues to invest significantly in its people, infrastructure and products. Our unwavering commitment to our Purpose, Passion and Promise has driven growth in revenue and profits over the past eleven years. Under Mr. MacMillan's leadership, revenue has grown at a compounded annual growth rate of approximately 5% during his tenure.

Under the stewardship of our management team, with significant contributions by our commercial, R&D, and support teams, we have accomplished the following:

2013	2024		
• $4.0 billion net debt • Declining organic sales and earnings • No meaningful product pipeline	**Net Debt Decreased to $0.4 Billion** • Strong cash flow generation • Disciplined approach towards deploying capital, while maintaining a strong balance sheet	**More Growth Drivers in Each of our Base Businesses** • More global, with more diverse and recurring revenue • Solid growth in fiscal 2024, with total constant currency organic revenue growth of 5.3%, excluding COVID-19; each core franchise grew mid-single digits excluding COVID-19 • Focused on long-term organic revenue growth of mid-single digits, excluding COVID-19 and strong adjusted operating margins in the low 30s	**Investing in Meaningful Social Initiatives to Improve Global Health** • Hologic's Global Women's Health Index, a breakthrough survey, conducted annually in partnership with Gallup, measuring the experiences of women and girls. Our fourth year data to be released at the World Economic Forum in late January • Our Global Access Initiative continues to deliver high quality molecular diagnostic testing, at affordable pricing, to underserved communities in Africa

AS A RESULT, HOLOGIC'S SHARE PRICE HAS MORE THAN TRIPLED (FROM $22.29 TO $80.82 AT 2024 FISCAL YEAR END) SINCE MR. MACMILLAN'S APPOINTMENT TO CEO IN 2013

Note About Forward-Looking Statements and Website References

This proxy statement contains forward-looking information that involves risks and uncertainties, including statements about the Company's plans, objectives, expectations and intentions. Such statements include, without limitation: financial or other information included herein based upon or otherwise incorporating judgments or estimates relating to future performance, events or expectations; the Company's strategies, positioning, resources, capabilities, and expectations for future performance including with regard to sustainability and human capital matters; and the Company's business and financial outlook. In some cases, you can identify forward-looking statements by terms such as ''may,'' ''will,'' ''should,'' ''could,'' ''would,'' ''expects,'' ''plans,'' ''intends,'' ''anticipates,'' ''believes,'' ''estimates,'' ''projects,'' ''predicts,'' ''likely,'' ''future,'' ''strategy,'' ''potential,'' ''seeks,'' ''goal'' and similar expressions intended to identify forward-looking statements. These forward-looking statements are based upon current expectations and assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated.

These risks and uncertainties include, without limitation: the development of new or improved competitive technologies and products and competition; the anticipated development of markets the Company sells its products into and the success of the Company's products in these markets; the Company's ability to predict accurately the demand for its products, and products under development and to develop strategies to address markets successfully; the anticipated performance and benefits of the Company's products; the Company's business strategies; the effect of consolidation in the healthcare industry; the ability to execute acquisitions and the impact and anticipated benefits of completed acquisitions and acquisitions the Company may complete in the future; the coverage and reimbursement decisions of third-party payors; the uncertainty of the impact of cost containment efforts and federal healthcare reform legislation on the Company's business and results of operations; the guidelines, recommendations, and studies published by various organizations relating to the use of the Company's products; the Company's ability to obtain and maintain regulatory approvals and clearances for its products, including the implementation of the European Union Medical Device and In Vitro Diagnostic Regulation requirements, and maintain compliance with complex and evolving regulations and quality standards, as well as the uncertainty of costs required to obtain and maintain compliance with such regulatory and quality matters; the possibility that products may contain undetected errors or defects or otherwise not perform as anticipated; the impact and costs and expenses of investigative and legal proceedings and compliance risks the Company may be subject to now or in the future; potential negative impacts resulting from climate change or other environmental, social, and governance and sustainability related matters; the impact of future tax legislation; the ongoing and possible future effects of global challenges, including macroeconomic uncertainties, such as inflation, bank failures, rising interest rates and availability of capital markets, wars, conflicts, other economic disruptions and U.S. and global recession concerns, on the Company's customers and suppliers and on its business, financial condition, results of operations and cash flows and the Company's ability to draw down its revolver; the effect of the worldwide political and social uncertainty and divisions, including the impact on trade regulations and tariffs, that may adversely impact the cost and sale of the Company's products in certain countries, or increase the costs the Company may incur to purchase materials, parts and equipment from its suppliers; conducting business internationally; potential cybersecurity threats and targeted computer crime; the ongoing and possible future effects of supply chain constraints, including the availability of critical raw materials and components, as well as cost inflation in materials, packaging and transportation; the possibility of interruptions or delays at the Company's manufacturing facilities, or the failure to secure alternative suppliers if any of the Company's sole source third-party manufacturers fail to supply the Company; the ability to consolidate certain of the Company's manufacturing and other operations on a timely basis and within budget, without disrupting its business and to achieve anticipated cost synergies related to such actions; the Company's ability to meet production and delivery schedules for its products; the effect of any future public health pandemic or other crises, including the timing, scope and effect of U.S. and international governmental, regulatory, fiscal, monetary and public health responses to such crises; the ability to successfully manage ongoing organizational and strategic changes, including the Company's ability to attract, motivate and retain key employees and maintain engagement and efficiency in remote work environments; the Company's ability to protect its intellectual property rights; anticipated trends relating to the Company's financial condition or results of operations, including the impact of interest rate and foreign currency exchange fluctuations; estimated asset and liability values; compliance with covenants contained in the Company's debt agreements; and the Company's liquidity, capital resources and the adequacy thereof.

The risks included above are not exhaustive. Other factors that could adversely affect the Company's business and prospects are described in the filings made by the Company with the SEC. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements presented herein to reflect any change in expectations or any change in events, conditions or circumstances on which any such statements are based.

Website references and hyperlinks throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated into, nor does it form a part of, this proxy statement.

Governance of the Company

We take a comprehensive, year-round view of corporate governance and our adoption of good governance practices enhances our accountability to stockholders. Hologic's governance responsibilities are built on a foundation of interactive dialogue with stockholders, written principles and continuous improvement, which we believe will help us sustain our success, build trust in the Company and continue to create long-term stockholder value. To that end, the Company has in place Corporate Governance Guidelines, which are reviewed annually and are designed to assist the Company and the Board in implementing effective corporate governance practices. The Board has also adopted a Code of Conduct that applies to all of our employees, officers and directors and a Code of Ethics that applies specifically to senior financial officers (included as Appendix A to our Code of Conduct) setting the tone from the top. We review our Code of Conduct annually and make revisions as needed. The Company maintains a comprehensive compliance program, which is overseen by the Audit and Finance Committee, and a library of compliance policies which provide more detailed guidance to employees on a variety of topics, such as anti-bribery and anti-corruption laws, anti-discrimination and anti-harassment laws, privacy laws and many others. Hologic is a proud supporter of the ideals and values articulated by AdvaMed and is a signatory to the AdvaMed Code of Conduct. The Company also maintains a compliance hotline whereby compliance questions and concerns may be voiced via email or phone by employees and third parties alike, with an option to remain anonymous.

We also have written charters for each of the Board of Directors' standing committees, which are reviewed annually. Information about Hologic's corporate governance practices and copies of the Corporate Governance Guidelines, committee charters and Code of Conduct are available at **investors.hologic.com**. Hologic posts additional information on our website from time to time as the Board makes changes to our corporate governance practices.

Our Board believes that good governance requires not only an effective set of specific practices, but also a culture of responsibility and accountability throughout the organization. Governance at Hologic is intended to achieve both. Good governance ultimately depends on the quality of an organization's leadership, and our Board is committed to recruiting and retaining directors and officers with proven leadership ability and personal integrity.

The Board has implemented corporate governance practices that it believes are both in the best interests of Hologic and our stockholders, as well as compliant with the rules and regulations of the SEC and the listing standards of Nasdaq. The Board reviews these practices on an ongoing basis.

Board Refreshment and Recruitment

The Board acts as a collaborative body that encourages broad participation of each of the directors at Board and Committee meetings. To help drive this, our Board has an ongoing commitment to Board refreshment and to having highly qualified, independent voices in the boardroom. The Board believes the fresh perspectives brought by new directors are critical to a forward-thinking and strategic Board when appropriately balanced with the insight and deeper understanding of our business provided by longer-serving directors. The Board believes that its members, collectively, should possess diverse and complementary skills and experience in order to oversee our business and evaluate management strategy effectively. Additionally, we have always been focused on ensuring that our directors are deeply engaged and dedicating sufficient time and efforts to our board. To that end, we have recently adopted a director time commitment policy in our Corporate Governance Guidelines. Since December 2016, through purposeful refreshment, seven independent directors have been elected to our Board and seven directors have rotated off of our Board. Sally W. Crawford and Scott T. Garrett, both longer-tenured directors, are not standing for re-election at this Annual Meeting. Ms. Crawford, after 17 years of service, has decided to retire and Mr. Garrett was not nominated for re-election in compliance with the retirement age provision in the Company's Corporate Governance Guidelines.

Recognizing that the selection of qualified directors is complex and crucial to the long-term success of the Company, the Nominating and Corporate Governance Committee seeks to identify candidates who are prominent in their fields or otherwise possess exemplary qualities that will enable them to effectively function as directors. While the Committee does not believe it is appropriate to establish any specific minimum qualifications for directors, it focuses on character, reputation, and personal integrity, as well as candidates who reflect diverse backgrounds, including diversity of race, gender, ethnicity, culture and geography. The Board's recruitment process reflects a deliberate search for both specific skills and experiences, as needed. This practice keeps our Board energized with valuable expertise and additional perspectives. Dr. Madaus joined our Board as an independent director effective December 6, 2024. He brings deep industry, technical, business and international experience.

Currently, approximately 63% percent of our director nominees have been on our Board for seven years or less.

Director Recruitment Process

Candidate Recommendations	Nominating and Corporate Governance Committee	Board of Directors	Stockholders
• From search firms, directors, management and stockholders	• Considers current and future needs of the Board • Screens qualifications and considers diversity • Reviews independence and potential conflicts • Recommends nominee to the Board	• Evaluates candidates, analyzes independence and selects nominee	• Vote on nominees at Annual Meeting

Board Assessment

Each year, the Nominating and Corporate Governance Committee, together with the Lead Independent Director, oversees an evaluation process. Our Lead Independent Director also serves as Chair of the Nominating and Corporate Governance Committee. As such, she oversees the annual Board evaluation process. The evaluations help inform the Committee's discussions regarding Board succession planning and refreshment and complement the Committee's evaluation of the size and composition of the Board. The Board also recognizes that a robust and constructive evaluation process is an important part of good corporate governance and board effectiveness. Our Board is committed to an annual evaluation process and recognizes this process promotes continuous improvement. The annual self-assessment evaluates the performance of the Board and its committees in accordance with a procedure established by the Nominating and Corporate Governance Committee. In 2024, the full Board and each Board committee completed anonymous written questionnaires that requested subjective comment in key areas and solicited input for areas of development. The results were compiled and discussed by the Board and each committee, as applicable, and changes in practices or procedures were considered, as necessary. The evaluation results were reviewed in detail by the Chairman and the Lead Independent Director, who led a discussion with the full Board highlighting both areas of strength and areas of opportunity. Over the past few years, this evaluation process has contributed to various refinements in the way the Board and committees operate, including taking measures to provide that Board and committee agendas are appropriately focused on strategic priorities and provide adequate time for director input, and an increasing focus on continuous Board refreshment and leadership succession planning.

Board Leadership Structure Overview

The Board recognizes that one of its key responsibilities is to evaluate and determine the optimal leadership structure to best serve the interests of our stockholders. Given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary as circumstances warrant. The Company's Corporate Governance Guidelines provide the Board the flexibility to determine whether to have a combined or separate Chairman of the Board and Chief Executive Officer. In its annual review, the Board has affirmed combining the roles to leverage Mr. MacMillan's deep understanding of the business, convey our short-term and long-term strategy with a single voice to our stockholders, customers and other stakeholders and because it provides unified leadership and accountability in quickly and seamlessly identifying and carrying out the strategic priorities of the Company. With the designation of a Lead Independent Director, this governance structure also provides a form of leadership that allows the Board to function independently from management and exercise objective judgment regarding management's performance and enables the Board to fulfill its oversight duties effectively and efficiently. In March 2024, our Board appointed Ms. Wendell as Lead Independent Director. Hologic's Corporate Governance Guidelines establish clearly defined roles and responsibilities designed to ensure that the Lead Independent Director retains a strong and independent voice in leading the Board. For more detail on the roles and responsibilities of both the Chairman and Lead Independent Director, see Board Leadership Structure on page 29 of this proxy statement.

Committee Rotation

At least annually, the Board assesses the structure and composition of its committees. With the election of Mmes. Stewart and Mohtashami in January and September 2023, respectively, the Board appointed Ms. Stewart to the Audit and Finance Committee and Ms. Mohtashami to the Compensation Committee and Nominating and Corporate Governance Committee. In March 2024, Ms. Wendell was appointed Lead Independent Director and chair of the Nominating and Corporate Governance Committee and a member of the Compensation Committee. When Dr. Madaus joined our Board in December 2024, he was appointed to the Compensation Committee and the Nominating and Corporate Governance Committee. Following Mr. Garrett's retirement from the Board, Ms. Mohtashami is expected to be appointed chair of the Compensation Committee. Because directors develop an understanding of the Company and an ability to work effectively as a group over time, which we believe provides significant value, a degree of continuity is beneficial, while also refreshing committee assignments to help create a balance of fresh perspectives and significant institutional knowledge.

Board Retirement Age Policy

The Board believes that a mix of longer-tenured directors and newer directors with fresh perspectives contributes to an effective Board. In order to promote thoughtful Board refreshment, the Board has adopted a retirement age policy. Independent directors may not stand for re-election after reaching age 75. Scott T. Garrett is not standing for re-election at this Annual Meeting in compliance with this policy. We thank him for his service and dedication to the Company. However, in order to provide flexibility in director succession planning, on the recommendation of the Nominating and Corporate Governance Committee, the Board may waive this requirement on an annual basis for a specific director, if it believes it is in the best interest of the Company.

Fiscal 2024 Key Focus Areas

- **Business Strategy**

  Our Board works with management to guide a strategy that positions the Company for long-term success, focusing on pursuing innovation through research and development as well as acquisitions. Additionally, our Board supports near term strategies, including driving growth in our base businesses.

- **People**

  The Board and management share a fundamental belief that people matter. From employee **well-being** to **engagement** to **talent development** to **retention** and **succession planning**, the Board is involved and informed.

- **Risk Oversight**

  The Board regularly considers our risk profile when reviewing our overall business strategy and when making decisions impacting the Company. Individual performance objectives of the executive leadership team are aligned with the Company's top enterprise risks.

- **Sustainability**

  The Nominating and Corporate Governance Committee along with our Board oversee our sustainability progress and understands the importance of sustainability to investors, employees and other stakeholders. More importantly, the Board fully supports the mission, strategy and actions that underlie our Sustainability Report.

Our Board's Role and Responsibilities

Overview

The Board, on behalf of the Company and its stockholders, oversees the management of the Company. While the Company's senior officers, under the direction of the Chief Executive Officer, are responsible for the day-to-day operations of the Company, the Board works closely with management to oversee the strategic, financial and management policies of the Company, and preparation of financial statements and other reports that accurately reflect requisite information about the Company. Taking an active role in the Company's strategic direction, the Board regularly educates itself on the Company's products, markets, customers, competition and culture. The Board assesses risk, evaluates management's performance, plans for successors and provides overall guidance and direction to the Company.

Oversight Responsibilities

Strategy

One of the Board's key responsibilities is overseeing the Company's corporate strategy. The Board has deep expertise in strategy development and insight into the most important issues facing the Company. Using its knowledge, expertise and diverse composition, the Board regularly discusses the key priorities of our Company and its businesses, taking into consideration global economic, socioeconomic and regulatory trends, stakeholder interests and developments in healthcare.

- The Board continued its annual review of the Company's long-term strategic plans over a five-year horizon and focused on continuing the strong growth of the base businesses.

- Throughout the year and at Board meetings, the Board receives information and updates from management and actively engages with senior leaders with respect to the Company's short- and long-term strategy, including the strategic plans for our businesses, research and development, and the competitive environment.

- The Company's independent Directors hold regularly scheduled executive sessions, without management present, to discuss strategy.

- The Board discusses and reviews feedback on strategy from our stockholders and other stakeholders.

- Corporate strategy discussions are enhanced with periodic engagements held outside the boardroom, such as visits to our business locations and research and development facilities. These visits provide the directors with an opportunity to observe the execution and impact of the Company's strategy and to engage with senior leaders and employees to deepen their understanding of our businesses, competitive environments and culture.

Risk

The Board has oversight of the risk management process, which includes overseeing our process for identifying, assessing and mitigating significant financial, operational, strategic, reputational, environmental, cybersecurity, talent and personnel and other risks that may affect the Company. A fundamental part of risk oversight is understanding the risks that we face, the steps management is taking to manage those risks, and assessing our appetite for risk. The risk assessment process also considers whether risks are short-, medium-, or long-term, such that the management of significant risks can be prioritized, in part, based on the timeframe of such risks. Risk management systems, including our internal auditing procedures, internal control over financial reporting and corporate compliance programs, are designed in part to inform management about our material risks. The Board does not view risks in isolation. Risks are considered in nearly every business decision. Our Board receives regular reports from management on matters relating to strategic and operational initiatives, financial performance and legal developments, including the related enterprise-risk exposures. The involvement of the Board in the oversight of our strategic planning process is a key part of its assessment of the risks inherent in our corporate strategy. Short- and medium-term risks are afforded significant attention by the Board. The Board and its committees have the opportunity to provide input and direction as to the management of those risks in a variety of manners, including but not limited to, regular business and financial updates, internal audit updates, strategy and budget sessions, talent reviews, the enterprise risk management program and other operational updates. Long-term risks are typically addressed by the Board as part of the annual strategic planning process. The Board and each committee also have the authority, in their sole discretion, to consult with and retain outside advisors and experts in connection with performance of its duties and responsibilities.

Each year, the Board also reviews an enterprise risk management report (ERM report) compiled by business leaders who have assessed risk throughout the business over a three-year horizon, focusing on financial risk, legal/compliance risk and operational/strategic risk. As part of our ERM report process, we obtain input from our senior leaders and relevant subject-matter experts and consult external advisors as appropriate. The ERM report details the Company's top ten risks as well as mitigating actions and plans relating to those risks. The ERM report includes a rolling three-year evaluation period reflecting mitigation activity progress and risk rating changes and is presented to and discussed with the Board each year. The identified risks and mitigation activities are actively monitored by the Board and regularly reviewed with senior management. Underscoring the Board's and management's focus on enterprise risk are the individual performance objectives of the executive leadership team for fiscal 2024, which are aligned with the Company's top enterprise risks, as identified in the ERM report.

While the Board has overall responsibility for risk oversight, each of the three standing committees of the Board regularly assesses risk in connection with executing its responsibilities. In performing this function, each committee meets in executive session with key management personnel and representatives of outside advisors as needed and has full access to management, as well as the ability to engage advisors. The Board believes its leadership structure described in the

"Board Leadership Structure" section of this proxy statement enables the Board's oversight of risk management because it allows the Board, with leadership from the Lead Independent Director and working through each of the three standing committees, to proactively participate in the oversight of management's actions. The committees also provide reports to the full Board on these and other areas for review.

- The Audit and Finance Committee focuses on cybersecurity risk as well as financial risk, including internal controls. The Committee receives regular reports on cybersecurity as well as an annual risk assessment report from the Company's Internal Audit function.

- The Compensation Committee oversees risk relating to compensation. At the direction of the Committee, its independent compensation consultant conducts a risk assessment of our executive compensation programs, and members of our internal legal, human resources and sales operations departments evaluate our other compensation programs to assess risk. These results are presented to the Compensation Committee annually. The Compensation Committee and its independent compensation consultant reviewed and discussed these assessments for fiscal 2024, and the Compensation Committee concurred with the assessment that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on our business.

- The Nominating and Corporate Governance Committee oversees our governance processes and attendant risks, as well as our sustainability efforts and reporting on ESG.

As indicated above, the Audit and Finance Committee focuses on cybersecurity risk. On a quarterly basis, our Chief Information Officer (CIO) and Chief Information Security Officer (CISO) provide updates to the Audit and Finance Committee on the cybersecurity and related risk management programs, including recent developments and current risk assessments. Our CIO and CISO typically also meet in person with the Audit and Finance Committee twice annually for a more detailed discussion of significant threats, risk mitigation strategies, any security program assessments and identified improvements. Additionally, our CIO and CISO meet at least annually with the full Board and report on the Company's Information Technology program and more specifically, cybersecurity matters. For more information regarding our cybersecurity risk management program, please refer to our Annual Report on Form 10-K for the fiscal year ended September 28, 2024.

The Board and the Compensation Committee are actively engaged in the Company's talent development and human capital management strategies designed to attract, develop and retain business leaders who can drive financial and strategic growth objectives and build long-term stockholder value. Mr. MacMillan provides a talent update at every Board and Compensation Committee meeting and the Board devotes significant time on its agenda to reviewing and discussing the succession plans for the CEO and each of his direct reports as part of building a diverse and inclusive workforce. The Compensation Committee also supports the investment in the physical, emotional and financial well-being of our employees by supporting robust compensation and benefits programs. To enhance the Board's understanding of the Company's culture and talent pipeline, the Board conducts meetings and schedules site visits at the Company's locations, meets regularly with high-potential executives in formal and informal settings and also reviews and discusses the results of the Company's annual employee engagement survey.

Succession Planning

Succession planning starts with Mr. MacMillan, his team and the Compensation and Nominating and Corporate Governance Committees but is continued with the full Board. The Board devotes significant time on its agenda to reviewing and discussing the succession plans for the CEO and each of his direct reports as part of building a diverse and inclusive workforce. In recent years, the Board and Mr. MacMillan have intensified their focus on succession planning. Mr. MacMillan provides a talent update at every Board and Compensation Committee meeting and the Board reviews in-depth succession plans at least annually, considering long-term, medium-term and short-term options. The Board also has exposure to succession candidates through their periodic participation in Board meetings and/or engagement outside of Board meetings. Our management team also regularly identifies high potential executives for additional responsibilities, new positions, promotions, or similar assignments to expose them to diverse operations within our Company, with the goal of developing well-rounded and experienced leaders. In addition, identified individuals are often positioned to interact more frequently with our Board so that directors may gain familiarity with these executives as part of our talent management and succession planning process.

Stockholder Engagement

Hologic has long believed that the delivery of sustainable, long-term value requires regular dialogue with our stockholders. While the Board, through the Nominating and Corporate Governance Committee, oversees stockholder matters and participates in meetings with stockholders, as appropriate, management has the principal responsibility for stockholder communications and engagement. As discussed below, management provides written and oral updates to the Board concerning stockholder feedback.

During fiscal 2024, our management team participated in numerous investor meetings to discuss our business and strategic priorities. In addition to discussions just before our Annual Meeting, we contacted our largest stockholders, representing approximately 55% of our outstanding shares, and also met with a number of our smaller stockholders. Directors participate in these discussions as requested and are updated on any feedback.

This year, one of our investors asked if the discussion could include our Lead Independent Director, and as a result, Ms. Wendell participated in one meeting.

In addition to input on current governance and executive compensation topics and sustainability initiatives specific to Hologic, we invite discussion on any other topics or trends stockholders may wish to share with us. We believe that positive, two-way dialogue builds informed relationships that promote transparency and accountability. Management provides written and oral updates on the discussions with stockholders to our Lead Independent Director, Chairman, the Compensation Committee and the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee in turn allocates specific issues to relevant Board committees for further consideration. Each Board committee reviews relevant feedback and determines if additional discussion and actions are necessary by the respective committee or the full Board. The Board considers stockholder perspectives, as well as the interests of all stakeholders, when overseeing Company strategy, formulating governance practices and designing compensation programs.



YEAR-ROUND STOCKHOLDER ENGAGEMENT

WINTER **SPRING**

SPRING/WINTER
We conduct stockholder outreach before the Annual Meeting

SUMMER/FALL
During the quieter period, we seek stockholder feedback on environmental, social, governance, compensation and other matters for consideration by our Board

FALL **SUMMER**

Targeted Outreach

As discussed above, our Board of Directors and management are committed to regular engagement with our stockholders and soliciting their views and input on important performance, executive compensation, environmental, social and other governance matters. We take our say-on-pay results seriously and also discussed the results of our previous say-on-pay results with our stockholders during our fall engagement. We value stockholder views and insights and believe that positive two-way dialogue builds informed relationships that promote transparency and accountability. We continued with our year-round approach to engagement and during fall of 2024, we reached out to our top 20 institutional stockholders, representing approximately 55% of our shares. Sixteen of the 20 institutional investors did not feel a meeting was necessary at this time or did not respond. We also had numerous conversations with stockholders and investment analysts as part of our normal investor relations activities, at times along with Mr. MacMillan. Details of stockholder feedback are incorporated throughout this proxy statement.

Annual Outreach (Fall 2024)



55%

During the "offseason", we reached out to our top 20 institutional stockholders representing approximately 55% of our outstanding shares

Meetings

We ultimately met with four of our largest investors as part of this outreach

Matters Discussed

Business highlights for the fiscal year, our compensation plan design, and ESG progress

Annual Outreach Feedback

Overall, the meetings were positive and productive with our stockholders supporting our compensation programs while recognizing our compensation approach is truly performance based as we look to incentivize both long- and short-term performance. Stockholders appreciated hearing that we continue to consider their feedback as we evaluate our compensation program and structure. Stockholders were supportive that we continue to take a thoughtful and consistent approach to our programs and metrics as well. Additionally, stockholders were encouraged by the level of Board engagement, and our Board refreshment efforts with the appointment of a new Lead Independent Director and the election of three new independent directors in the last two years. Lastly, stockholders recognized the Company's continued focus on

ESG, particularly regarding our focus on important social initiatives to help improve healthcare access and equality (Hologic Global Women's Health Index, Project Health Equity and Global Access Initiative). For more detail, see Proposal No. 2 – Non-Binding Advisory Vote to Approve Executive Compensation on page 41 of this proxy statement.

Stockholder Communications with the Directors

In general, any stockholder communication directed to our Board or one of its committees will be delivered to our Board or the appropriate committee. However, the Company reserves the right not to forward to our Board any abusive, threatening or otherwise inappropriate materials. Stockholders may contact our Board and committees thereof by writing to them in care of Corporate Secretary, Hologic, Inc., 250 Campus Drive, Marlborough, MA 01752.

Environmental and Social
Sustainability

At Hologic, we work every day to build a better and healthier world. For us, sustainability means advancing women's health while delivering strong financial results and creating long-term value for all our stakeholders. As a science-based company, Hologic has a long-standing approach to operate responsibly and sustainably with unwavering dedication to product quality, clinical differentiation, customer relationships, remarkable talent, engagement, community investment and environmental stewardship.

This approach is brought to life by our sustainability framework, Purpose in Action, designed to magnify impact across the most material environmental, social, and governance themes to our business and where we can uniquely create the greatest value. We have organized our approach around the key pillars:

- Advancing women's health access and equity

- Protecting the planet

- Supporting our people and communities

- Operating with integrity

Sustainability is integral to how we do business, and we have enabled a governance structure that facilitates accountability, transparency, and continuous improvement. The Board of Directors governs the oversight of our material sustainability issues across the environmental, social, and governance (ESG) themes. The Nominating and Corporate Governance Committee supports the Board with overseeing our governance processes, including Hologic's reporting, and efforts related to sustainability. Comprised of members of our senior management team, the ESG and Sustainability Executive Steering Committee reflects functions relevant to the ESG and Sustainability strategy or whose work is informed by ESG and Sustainability. They provide guidance to the organization on ESG and Sustainability strategy to enable us to move forward in the most impactful way. The steering committee also provides input to the Board in its oversight of the Company's principles, programs, and practices on sustainability topics, including environment and social affairs as well as the Company's reporting on these topics.

We are compelled through our Purpose, Passion and Promise to work to improve the health of our communities, customers, patients and employees, and seek to ensure that the decisions we make today have a positive effect on future generations. While sustainability has been deeply integrated into our strategy and business priorities throughout our existence, this year we took action to boost our efforts and create greater impact. We established science-based targets for emission reduction. We anticipate our sixth annual sustainability report will be published in April 2025 covering the 2024 fiscal year. The 2024 sustainability report will include disclosures aligned with the Sustainability Accounting Standards Board (SASB), Task Force on Climate-Related Financial Disclosure (TCFD) frameworks, and the Global Reporting Initiative (GRI). Although not incorporated by reference into this proxy statement, our fiscal year 2023 reporting content is available on **investors.hologic.com**.

We will continue to advance the highest standard of science – and work toward providing every woman access to the science we develop. Our efforts to create impact continue to be recognized. MSCI has rated Hologic with an AA status placing us within the top quartile among our peers of ESG performance, Newsweek once again named Hologic as one of America's Most Responsible Companies and America's Greenest Companies. We were also included on the Wall Street Journal and Drucker Institute's Best-Managed Companies and ranked as a Top Workplace for 2024 in Delaware, Massachusetts, and San Diego.

Human Capital Management

Attracting and retaining key talent is a high priority for our management team and our Board. To enhance the Board's understanding of the Company's culture and talent pipeline, the Board conducts meetings and schedules site visits at the Company's locations, meets regularly with high-potential executives in formal and informal settings and also reviews and discusses the results of the Company's annual employee engagement survey.

At Hologic, over 7,000 employees worldwide work to deliver on our Purpose, Passion and Promise with great ideas, innovations and leadership to propel our organization forward.

Our goal is to develop and maintain a talented, engaged and diverse workforce that has a positive impact both on our performance and on our customers and their patients. We have been conducting an annual engagement survey since 2015 in which a significant majority of our employees regularly participate. Our efforts have resulted in Hologic repeatedly receiving the Gallup Exceptional Workplace Award, including in 2024. We believe our foundation of employee engagement, our commitment to our employees and their commitment to each other fortifies our leaders and teams and enhances their performance. We also offer a range of programs to develop our managers and enhance our leadership across the Company. Our efforts are aimed at increasing organizational talent and capabilities and identifying and developing potential successors for key leadership positions.

Equal pay for equal work is rooted in our values and foundational to fostering an inclusive environment. As such, we regularly review pay for internal equity, considering factors such as an employee's role, experience, skills and performance, and aim to provide that our compensation structure is appropriate. We also engage outside counsel to evaluate compliance with pay equity laws.

In support of Hologic's vision to be a great place to work for all employees, we invest in the physical, emotional and financial well-being of our employees by providing robust compensation and benefits programs. These programs (which vary by country/region) include a variety of health plan options, tax-favorable savings accounts and other wellness offerings to help make life better. In 2024, Hologic was named to the Forbes list of America's Best Midsize Employers, the Boston Globe's Top Places to Work, Large companies and the annual list of Top Workplaces by The San Diego Union-Tribune, ranking fourth for large companies in San Diego County.

In addition, over the last few years we have developed several employee-focused initiatives to support the physical, mental, and financial well-being of our employees. These initiatives include providing enhanced accident and critical illness insurance, increasing access to telehealth services, developing an employee assistance program that provides mental health therapy, wellness coaching, and medication management, and offering subscriptions to self-care mobile apps.

Diversity Drives Performance

As our passion is to be global champions for women's health, we are committed to creating an inclusive and diverse work environment that promotes equal opportunity, dignity and respect, starting with our Board and our Leadership team. Of our eight director nominees, four, representing approximately 50% of the Board, are women, one of our directors self-identifies as Asian and another self-identifies as African American. For each of the past 14 years, women have comprised over 30% of our Board. Also, four of our director nominees were born outside of the United States, and three were predominantly educated outside of the United States, which we believe promotes diverse perspectives on our Board. We believe that our focus on the lives of women has helped us to attract a diverse workforce and build an inclusive ethos where different perspectives are valued and respected. Building a diverse workforce begins with our hiring practices and extends to our access to opportunities, strategic development and promotion of internal talent. We seek to identify and develop high-potential individuals, including women and members of underrepresented ethnicities, within the Company. In fiscal year 2024, in addition to women holding several key roles within the Company (Chief Financial Officer; President, Diagnostic Solutions; Senior Vice President, Human Resources, Vice President, Government Affairs and Corporate Communications, Vice President, Global Tax and Treasurer; Vice President of Finance, Breast and Skeletal Health; Vice President of Internal Audit; and Chief of Staff), persons of color held important leadership roles as Chief Operating Officer; Vice President, Investor Relations; and Corporate Secretary. Additionally, given that our commercial teams are an important pipeline for senior management, we are pleased that a significant number of our commercial team members below the level of vice president are women and/or people of color. As our Company has expanded globally, we have built and grown local teams with in-country expertise and knowledge that represent more than 36 countries.

We strive to hire the most talented person for the job and believe that, over time, this will lead to an increasingly diverse workforce which reflects the communities in which we operate. As a part of finding the most qualified people, we seek to identify and consider diverse slates of candidates for roles across the organization, from the boardroom and C-suite to all levels of the workforce. We believe our focus on talent identification, development, engagement and succession planning has been particularly successful in developing a deep and diverse talent pipeline. As part of our continued commitment to transparency on diversity, our U.S. Federal Employment Information Report (EEO-1) is also publicly available on our website at **investors.hologic.com**.

Philanthropy and Community Support

We take the role we play as leaders in the communities where we live and work seriously. We thoughtfully and strategically invest and lean into our passion to be champions for women's health. We center our giving efforts in three specific areas in an effort to maximize our impact in ways that align with the values of our employees and customers, as well as with organizations that share our values and commitment to promoting healthier lives. For us, those areas are: women's health and other healthcare fields in which we operate; science, technology, engineering and math education (STEM), especially for underprivileged groups; and social and racial equality, especially in healthcare. In fiscal year 2022, we further expanded our philanthropic efforts with a pledge to make $5 million in donations to non-profit organizations located near our major facilities. In fiscal 2023 and 2024, we continued to support a variety of philanthropic activities. We also support employees in giving back to community organizations through volunteering and matching donations. To that end, we further expanded our support for local non-profit groups by providing our U.S. colleagues an additional paid day off to engage in community service and volunteering activities. We also have continued to strengthen our scholarship funds. The Hologic Scholarship Fund awards scholarships for employees' children and grandchildren. We also support students near our largest U.S. facilities by providing scholarship funding to non-profit organizations that help students from underserved communities become the first in their family to attend college.

At Hologic, our actions begin with our Purpose, Passion and Promise, and our industry-leading employee engagement (in the top five percent of companies according to Gallup), which fuels our strong performance. Our strong financial performance – growing revenue and profits – enables us to invest more aggressively in initiatives that deepen our impact on the world, initiatives such as the Hologic Global Women's Health Index, Project Health Equity and the Global Access Initiative. We believe these important efforts help increase awareness, boost access to state-of-the-art care, promote a more appropriate public policy environment, and ultimately lead to better, more timely diagnoses and treatments for patients.

Hologic Global Women's Health Index

Developed in 2020 in partnership with leading analytics and advice firm Gallup, the Hologic Global Women's Health Index is an unprecedented, in-depth examination of critical markers for women's health, by country and territory, over time. The year four results, scheduled to be released in early 2025, is based on surveys with nearly 146,000 women and men aged 15 or older in 142 countries and territories, representative of 97% of the global adult population. The Hologic Global Women's Health Index provides an actionable, science-backed data roadmap for improving women's health worldwide. We are committed to conducting the Global Women's Health Index on an annual basis. This commitment builds on Hologic's more than 30 years of championing women's health around the world through its products for breast and cervical cancer screening, infectious disease detection, and gynecologic surgery, and its partnerships with numerous global initiatives promoting better access to healthcare.

A Champion for Women's Health

We are committed to improving women's health worldwide and we work tirelessly to seek to ensure that women's health is prioritized and that current technologies are used to their fullest, life-saving potential. We are poised for future success and are well-positioned to maximize opportunity and realize potential for our initiatives to benefit women's health as each objective is intimately connected to our business strategy. Through our deep focus on innovation and The Science of Sure, we generate financial returns and leverage these benefits to invest in groundbreaking women's health initiatives like our Hologic Global Women's Health Index, Project Health Equity and work with the World Economic Forum. These achievements enable us to elevate women's health globally by advancing access globally, policy and awareness.


Innovate & Create Life Changing Technologies
Help More Women
HOLOGIC
Purpose. Passion. Promise.
Grow Revenue & Profits
Expand Access, Policy & Awareness
Invest & Champion Women's Health Globally

Proposal No. 1 – Election of Directors

Eight directors are to be elected at the Annual Meeting. Our Board of Directors, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated the individuals listed below for election as directors. All of the director nominees, other than Dr. Madaus, were previously elected by our stockholders at the 2024 Annual Meeting. The Board used a professional search firm to identify potential directors. It reviewed a number of qualified candidates and, after considering his qualifications and conducting personal interviews, the Nominating and Corporate Governance Committee unanimously recommended that Dr. Madaus be appointed to the Board. In December 2024, the Board of Directors unanimously appointed him to the Board, effective December 6, 2024.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Board's nominees named below. In the event that any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for the nominee, if any, who shall be designated by the present Board to fill the vacancy. Each nominee has consented to serve as a director if elected. The proposed nominees are being nominated in accordance with the provisions of our Seventh Amended and Restated Bylaws (our "Bylaws"). The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders or until a successor has been elected and qualified.

Neither Ms. Crawford nor Mr. Garrett is standing for re-election at the Annual Meeting. Our Board extends its sincere gratitude to both for their many years of dedicated leadership and service.

Vote Required

Under our Bylaws, a nominee will be elected to the Board of Directors if the votes cast "for" the nominee's election exceed the votes cast "against" the nominee's election. Abstentions and broker non-votes will not have any effect on this proposal.

Recommendation of the Board

 Our Board unanimously recommends that you vote **"FOR"** the nominees listed below. Management proxy holders will vote all duly submitted proxies FOR the nominees listed below unless instructed otherwise.

Our Board of Directors

Composition, Diversity, Assessment and Qualifications

Understanding the importance of its responsibility to provide effective oversight, our Board strives to maintain an appropriate balance of tenure, diversity, skills and experience on the Board. The Board assesses its effectiveness in this regard as part of the annual Board and director evaluation process. In evaluating potential candidates for director, the Nominating and Corporate Governance Committee considers the entirety of each candidate's credentials, including: character and integrity, business acumen, experience, commitment and diligence. The Nominating and Corporate Governance Committee considers diversity as one of a number of factors in identifying nominees for director. It does not, however, have a formal policy in this regard. The Nominating and Corporate Governance Committee views diversity broadly to include diversity of experience, skills and viewpoint, as well as diversity of gender, race and ethnicity. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Nominating and Corporate Governance Committee believes that the backgrounds and qualifications of the directors considered as a whole should provide a significant breadth of experience, knowledge and abilities to assist the Board in fulfilling its responsibilities. Generally, directors should be individuals who have succeeded in their particular fields and who demonstrate integrity, reliability and extensive knowledge of corporate affairs. The Nominating and Corporate Governance Committee also considers other relevant factors as it deems appropriate, including the current composition of the Board.

The Board has also employed a variety of assessment formats, depending on the perceived needs of the Board at the time. Formats over the past few years have included individual Board member peer reviews managed by the general counsel, a facilitated discussion with the full Board, and individual Board and committee written evaluations followed by a discussion at each committee level and with the full Board. As a part of these evaluations, the Nominating and Corporate Governance Committee and the Board examine characteristics which they believe will augment the current skill set of the Board. Over the past seven years, the Board has identified key skill sets it felt would benefit the Board. As a result, Dr. Hantson joined the Board in 2018, bringing a strong global perspective, hailing from and being educated outside of the United States, industry knowledge and executive leadership experience – key attributes as we seek to grow internationally and continue to focus on commercial and operational execution. In January 2023, Ms. Stewart joined the Board, bringing experience leading large purpose-driven organizations, a background in finance and valuable knowledge and perspective on healthcare, policy, and health equity and in September 2023, Ms. Mohtashami joined the board, bringing a background in both global strategy and deep experience in the broader healthcare sector, while also having a succession orientation. Ms. Mohtashami also brings strong team insights, a global perspective and additional age diversity to our Board. In December 2024, Dr. Madaus joined our Board bringing deep industry, technical, business and international experience, making him a valuable contributor.

Our Board and Nominating and Corporate Governance Committee have taken a thoughtful approach to board composition to ensure that our director nominees have backgrounds that collectively add significant value to the strategic decisions made by the Company. We aim to promote inclusivity, equitable representation, and a wide range of perspectives. The following is a summary of the deep and broad set of skills and experiences of our Board that facilitates strong oversight and strategic direction that we believe positions them to deliver stockholder value:

Alignment of Director Skills and Strategy

Hologic is an innovative medical technology company primarily focused on improving women's health and well-being through early detection and treatment. We are focused on generating long-term, sustainable growth through commercial and operational execution, targeted acquisitions and international expansion, among other things.

Our Nominating and Corporate Governance Committee has determined that each of our director nominees possesses the appropriate qualifications, skills and experience to effectively oversee our long-term business strategy.


TECHNOLOGY
HUMAN CAPITAL MANAGEMENT
BUSINESS DEVELOPMENT/ M&A
EXECUTIVE LEADERSHIP
GLOBAL EXPERIENCE
HEALTHCARE INDUSTRY EXPERIENCE
OPERATIONAL
FINANCIAL EXPERTISE
DIRECTOR QUALIFICATIONS, SKILLS AND EXPERIENCE

- Six of our eight director nominees have CEO or CFO experience;
- Four of our eight director nominees were born and/or predominantly educated outside the United States, bringing a global perspective;
- One of our director nominees self-identifies as Asian and another self-identifies as African American;
- Six of our eight director nominees have experience working for medical technology, healthcare, pharmaceutical or biopharmaceutical companies (and the final two directors bring: deep experience in the broader healthcare sector; a unique perspective on health equity and experience leading purpose driven organizations); and
- Together, our directors bring unique specialties to the Board, including human capital management, business development, executive leadership, global experience, healthcare industry expertise, operational experience, financial expertise and technology expertise.

	MacMillan	Dockendorff	Hantson	Madaus	Mohtashami	Stamoulis	Stewart	Wendell
Independence	—	✓	✓	✓	✓	✓	✓	✓
Age	61	70	62	65	47	54	60	64
Tenure on Board	11	7	6	<1	1	13	2	8
Gender	M	M	M	M	F	F	F	F

Role of the Nominating and Corporate Governance Committee

As provided in its charter, the Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become directors. As the Nominating and Corporate Governance Committee seeks to identify and evaluate director candidates, it may rely on input provided by a number of sources, including the Nominating and Corporate Governance Committee members, our other directors or officers, our stockholders, and third parties such as professional search and screening firms. A copy of the Nominating and Corporate Governance Committee's current charter is publicly available on our website at **investors.hologic.com**. See also our Board Refreshment and Recruitment process on page 10 of this proxy statement for further information.

Stockholder Recommendations

The Nominating and Corporate Governance Committee will consider stockholder recommendations for Board nominees using the criteria described in the preceding paragraphs, which are the same as those used to evaluate candidates from other sources. The name of any recommended candidate for director, together with a brief biographical sketch, a document indicating the candidate's willingness to serve, if elected, and evidence of the nominating stockholder's ownership of the Company's stock should be sent to the attention of our Corporate Secretary, Hologic, Inc., 250 Campus Drive, Marlborough, Massachusetts 01752. If you wish to formally nominate a candidate, you must follow the procedures described in our Bylaws.

2025 Director Nominees

Set forth below is certain biographical information regarding the nominees as of January 1, 2025, as well as the experiences, qualifications, attributes or skills that caused the Nominating and Corporate Governance Committee and the Board to determine that the person should serve as a director.



AGE
61

Director Since
2013

STEPHEN P. MACMILLAN
KEY EXPERIENCE AND QUALIFICATIONS

As our Chairman, President and Chief Executive Officer, Mr. MacMillan has direct responsibility for the Company's strategy and operations. During his tenure at Hologic, Mr. MacMillan has set the Company's vision, strategic direction and execution priorities. He is a unique leader who has led the Company through a period of dramatic transformation and revitalization, especially during the COVID-19 pandemic. His role as Chairman and CEO creates a critical link between management and the Board of Directors, enabling the Board to perform its oversight function with the benefits of management's perspectives on the business.

Mr. MacMillan was appointed as President, Chief Executive Officer and a director in December 2013 and was elected Chairman of the Board in June 2015. From October 2012 to December 2013, Mr. MacMillan was the Chief Executive Officer of sBioMed, LLC, a biomedical research company. From 2003 to 2012, he served in various roles at Stryker Corporation, including Chief Operating Officer from 2003 to 2005, Chief Executive Officer from 2005 to 2012 and Chairman from 2010 to 2012. Prior to 2003, Mr. MacMillan was a senior executive with Pharmacia Corporation, where he oversaw five global businesses. Prior to joining Pharmacia, Mr. MacMillan spent 11 years with Johnson & Johnson in a variety of senior roles in both the U.S. and Europe, including as President of its consumer pharmaceuticals joint venture with Merck. Mr. MacMillan began his career with Procter & Gamble in 1985.

Mr. MacMillan holds a Bachelor of Arts degree in economics from Davidson College, where he previously served on the Board of Trustees, and is a graduate of Harvard Business School's Advanced Management Program.

OTHER CURRENT PUBLIC COMPANY BOARDS
- Illumina, Inc.

FORMER PUBLIC COMPANY BOARDS
- Alere, Inc.
- Boston Scientific Corporation
- Stryker Corporation
- Texas Instruments Incorporated



AGE
70

DIRECTOR SINCE
2017

COMMITTEES
Audit and Finance
(Chair)

CHARLES J. DOCKENDORFF
KEY EXPERIENCE AND QUALIFICATIONS

Mr. Dockendorff has extensive experience with financial accounting matters for complex global healthcare organizations as well as substantial experience overseeing the financial reporting processes of large public companies. He has a strong track record of value creation and brings a depth of experience in operations and strategy to our Board.

Mr. Dockendorff was appointed to our Board in May 2017. He was formerly Executive Vice President and Chief Financial Officer of Covidien plc, a global medical device and supplies company. He was CFO at Covidien and its predecessor, Tyco Healthcare, from 1995 to 2015. Mr. Dockendorff joined the Kendall Healthcare Products Company, the foundation of the Tyco Healthcare business, in 1989 as Controller and was named Vice President and Controller in 1994. He was appointed Chief Financial Officer of Tyco Healthcare in 1995. Prior to joining Kendall/Tyco Healthcare, Mr. Dockendorff was the Chief Financial Officer, Vice President of Finance and Treasurer of Epsco Inc. and Infrared Industries, Inc. In addition, Mr. Dockendorff worked as an accountant for Arthur Young & Company (now Ernst & Young) and the General Motors Corporation.

Mr. Dockendorff holds a bachelor's degree in accounting from the University of Massachusetts at Amherst and a Master of Science in finance from Bentley College.

OTHER CURRENT PUBLIC COMPANY BOARDS
- Boston Scientific Corporation
- Haemonetics Corporation
- Keysight Technologies, Inc.



AGE
62

DIRECTOR SINCE
2018

COMMITTEES
Compensation
Nominating and
Corporate
Governance

LUDWIG N. HANTSON
KEY EXPERIENCE AND QUALIFICATIONS

With over 30 years of experience in the biopharmaceutical industry, as well as extensive experience as an executive leading global, innovative organizations, Dr. Hantson brings a global perspective and an understanding of operational matters to our Board.

Dr. Hantson was appointed to our Board in November 2018. Since March 2017, Dr. Hantson was the Chief Executive Officer of Alexion Pharmaceuticals, Inc., a global biopharmaceutical company, until its acquisition by AstraZeneca in July 2021. Prior to joining Alexion, he was President and Chief Executive Officer of Baxalta Incorporated, a biopharmaceutical company, until 2016. In July 2015, Dr. Hantson led Baxalta's successful spin-off as a public company from Baxter International Inc., where he was President of Baxter BioScience. He joined Baxter in May 2010 and established the BioScience division as an innovative specialty and rare disease company. Prior to Baxter, from 2001 to 2010, Dr. Hantson held several leadership roles at Novartis AG, including CEO of Pharma North America, CEO of Europe, and President of Pharma Canada. Prior to Novartis, he spent 13 years with Johnson & Johnson in roles of increasing responsibility in marketing and R&D.

Dr. Hantson received his Ph.D. in motor rehabilitation and physical therapy, master's degree in physical education, and a certification in high secondary education, all from the University of Louvain in Belgium.

FORMER PUBLIC COMPANY BOARDS
- Alexion Pharmaceuticals, Inc.
- Baxalta Incorporated



AGE
65

DIRECTOR SINCE
2024

COMMITTEES
Compensation
Nominating and
Corporate
Governance

MARTIN MADAUS

KEY EXPERIENCE AND QUALIFICATIONS

Dr. Madaus brings deep industry, technical, business and international experiences, along with a strong leadership background.

Dr. Madaus was appointed to our Board in December 2024. He currently serves as an Operating Executive to the Carlyle Group, a global investment firm, since February 2019. From September 2020 to April 2021, he served as the Chief Operations Officer of Sherlock Biosciences, Inc., a molecular diagnostics company. From June 2014 to February 2019, Dr. Madaus served as Chairman and Chief Executive Officer at OrthoClinical Diagnostics, Inc., a diagnostics company that makes products and diagnostic equipment for blood testing. Previously, Dr. Madaus was the Chairman, President and Chief Executive Officer of Millipore Corporation, a life sciences company serving the bioscience research and biopharmaceutical manufacturing industry, from 2005 to 2010, when Millipore was acquired by Merck KGaA.

Dr. Madaus received a Doctor of Veterinary Medicine from the University of Munich in Germany and a Ph.D. in Veterinary Medicine from the Veterinary School of Hanover in Germany.

OTHER CURRENT PUBLIC COMPANY BOARDS
- Azenta, Inc.
- Quanterix Corp.
- Repligen Corp.

FORMER PUBLIC COMPANY BOARDS
- Standard Bio Tools Inc.



AGE
47

DIRECTOR SINCE
2023

COMMITTEES
Compensation
Nominating and
Corporate
Governance

NANAZ MOHTASHAMI

KEY EXPERIENCE AND QUALIFICATIONS

Ms. Mohtashami brings to our Board a background in global strategy and deep experience in the broader healthcare sector, along with a strong team orientation.

Ms. Mohtashami was appointed to our Board in September 2023. She is currently a Managing Director at Russell Reynolds Associates, a leading executive search and leadership advisory firm, where she is the Country Manager for the UK and heads their global Med Tech, Devices & Diagnostics Practice. She focuses on leadership assignments at the executive and non-executive levels, tackling a wide array of senior talent issues such as succession, development, team effectiveness and more. Ms. Mohtashami joined Russell Reynolds in November 2013 and held various roles of increasing responsibility before becoming a Managing Director in June 2018. Prior to joining Russell Reynolds, Ms. Mohtashami spent 13 years as a strategy consultant with Monitor Group, advising leading clients both in the UK and around the globe.

Ms. Mohtashami holds a BA and M.Eng. from Cambridge University and an MBA from INSEAD.



AGE
54

DIRECTOR SINCE
2011

COMMITTEES
Audit and Finance

CHRISTIANA STAMOULIS
KEY EXPERIENCE AND QUALIFICATIONS

Ms. Stamoulis' strength in strategy and corporate finance, coupled with her extensive experience in executing initiatives for growth in the medical products field and related industries, enable her to provide valuable insights to the Board. She also contributes a unique perspective on financial and capital markets operations.

Ms. Stamoulis has been a director since November 2011. In February 2019, Ms. Stamoulis assumed the role of Executive Vice President and Chief Financial Officer of Incyte Corporation, a biopharmaceutical company. From January 2015 to the end of January 2019, Ms. Stamoulis served as Chief Financial Officer of Unum Therapeutics, a biotechnology company, adding the role of President in February 2018. Prior to Unum, from January 2014 to December 2014, she was an independent advisor to biopharmaceutical companies. Prior to that, from 2009 until December 2013, Ms. Stamoulis served as Senior Vice President of Corporate Strategy and Business Development at Vertex Pharmaceuticals Incorporated. Ms. Stamoulis joined Vertex in 2009 with approximately 15 years of experience in the investment banking and management consulting industries, where she advised global pharmaceutical and biotechnology companies on strategic and corporate finance decisions. Prior to joining Vertex, from 2006 to 2009, she was a Managing Director in the Investment Banking division of Citigroup where she led the building of the firm's U.S. Life Sciences investment banking practice. Prior to her role at Citigroup, she was at Goldman, Sachs & Co., where she spent the majority of her investment banking career. Ms. Stamoulis started her career as a strategy consultant at The Boston Consulting Group.

Ms. Stamoulis holds a Bachelor of Science in economics and a Bachelor of Science in architecture from the Massachusetts Institute of Technology (MIT). Additionally, she holds a Master of Business Administration from the MIT Sloan School of Management, where she focused on applied economics and finance.



AGE
60

DIRECTOR SINCE
2023

COMMITTEES
Audit and Finance

STACEY D. STEWART
KEY EXPERIENCE AND QUALIFICATIONS

Ms. Stewart brings to our Board deep expertise as an executive leading large purpose-driven organizations, a background in finance and valuable knowledge and perspective on healthcare, policy, and health equity.

Ms. Stewart was appointed to our Board in January 2023. Ms. Stewart was named Chief Executive Officer of Mothers Against Drunk Driving in January 2023. She previously served as President & CEO of March of Dimes Inc., a leading nonprofit organization, from November 2016 to December 2022. From June 2009 to November 2016, Ms. Stewart served in a variety of executive positions, including U. S. President and Executive Vice President for Community Impact Leadership and Learning, at United Way Worldwide, the world's largest charitable organization. From February 2007 to April 2009, Ms. Stewart was a senior vice president of Fannie Mae, a government-sponsored enterprise that supports liquidity and stability in the secondary mortgage market.

Ms. Stewart holds a Bachelor of Arts from Georgetown University and a Master of Business Administration from the University of Michigan.

OTHER CURRENT PUBLIC COMPANY BOARDS
- PennyMac Mortgage Investment Trust



AGE
64

DIRECTOR SINCE
2016

LEAD INDEPENDENT
DIRECTOR SINCE
2024

COMMITTEES
Compensation
Nominating and
Corporate
Governance
(Chair)

AMY M. WENDELL
KEY EXPERIENCE AND QUALIFICATIONS

Ms. Wendell brings to our Board deep expertise in all areas of mergers and acquisitions, portfolio management, resource allocation and identification of new market opportunities, with a focus on the medical devices industry. This expertise, together with her extensive knowledge of developed and emerging markets as well as of early-stage technologies, enables her to provide valuable insights on strategy and potential growth opportunities.

Ms. Wendell was appointed to our Board in December 2016. From January 2016 until April 2019. Ms. Wendell served as a Senior Advisor for Perella Weinberg Partner's Healthcare Investment Banking Practice, a global financial services firm. Her scope of responsibilities involved providing guidance and advice with respect to mergers and acquisitions and divestitures for clients and assisting the firm in connection with firm-level transactions. From 2015 until September 2018, Ms. Wendell served as a Senior Advisor for McKinsey's Strategy and Corporate Finance Practice and also served as a member of McKinsey's Transactions Advisory Board to help define trends in mergers and acquisitions, as well as help shape McKinsey's knowledge agenda. McKinsey is a management consultant company. From 1986 until January 2015, Ms. Wendell held various roles of increasing responsibility at Covidien plc (including its predecessors, Tyco Healthcare and Kendall Healthcare Products), including engineering, product management and business development. Most recently, from December 2006 until Covidien's acquisition by Medtronic plc in January 2015, she served as Senior Vice President of Strategy and Business Development, where she led the company's strategy and portfolio management initiatives and managed all business development, including acquisitions, equity investments, divestitures and licensing/distribution.

Ms. Wendell holds a Bachelor of Science in mechanical engineering from Lawrence Technological University and a Master of Science degree in biomedical engineering from the University of Illinois.

OTHER CURRENT PUBLIC COMPANY BOARDS
- AxoGen, Inc.
- Baxter International Inc.
- Solventum Corp.

FORMER PUBLIC COMPANY BOARDS
- Ekso Bionics

Board Leadership Structure

Chairman and Lead Independent Director Roles

Our Bylaws and Corporate Governance Guidelines permit the roles of Chairman and Chief Executive Officer to be filled by the same or different individuals. This allows the Board flexibility to determine whether the two roles should be combined or separated based upon the Company's needs and the Board's assessment of its leadership from time to time. The Board and the Nominating and Corporate Governance Committee review the structure of the Board and Hologic leadership as part of the succession planning process on an ongoing basis. The Board also reviews its structure during its annual self-assessment.

The Board believes that Hologic and its stockholders are best served at this time by having our CEO, Stephen P. MacMillan, also serve as our Chairman, and Amy M. Wendell, an independent director, serve as our Lead Independent Director. Combining the roles of Chairman and CEO makes clear that we have a single leader who is directly accountable to the Board and, through the Board, to our stockholders. It establishes one voice who speaks for the Company to customers, employees, stockholders and other stakeholders. This structure reinforces Mr. MacMillan's overall responsibility for the Company's business and strategy, under the oversight and subject to the review of the Board. It strengthens the Board and the Board's decision-making process because Mr. MacMillan, who has first-hand knowledge of our operations and the major issues facing Hologic, chairs the Board meetings where the Board discusses strategic and business issues. The combined roles facilitate a Board process that is able to identify and respond to challenges and opportunities in a more timely and efficient manner than a non-executive chairman structure would provide. Examples of the benefits to this structure have been the ability for Mr. MacMillan to rapidly respond to the shifting business priorities as a result of semiconductor chip constraints and the COVID-19 pandemic while keeping the Board fully informed. This structure also enables Mr. MacMillan to act as the key link between the Board and other members of management and facilitate an efficient Board process.

The Board recognizes the importance of having a strong independent Board leadership structure to provide accountability. Accordingly, our Corporate Governance Guidelines provide that if the Chairman is not an independent director, then the independent directors will select a Lead Independent Director. The Board believes that a Lead Independent Director is an integral part of our Board structure and facilitates the effective performance of the Board in its role of providing governance and oversight. In December 2017, the Board appointed Sally W. Crawford to serve as Lead Independent Director. In March 2024, Ms. Wendell succeeded Ms. Crawford as the Lead Independent Director. The decision by the Board's independent directors to appoint Ms. Wendell took into consideration her demonstrated leadership in the boardroom, as well as her willingness and ability to serve as Lead Independent Director with the understanding that the position entails significant responsibility and time commitment. Throughout Ms. Wendell's tenure on the Board, she has worked collaboratively with other directors and engaged management and is deeply trusted in the boardroom. In addition, Ms. Wendell's ability to assert independent leadership and engagement enable her to serve effectively as our Lead Independent Director and as Chair of our Nominating and Corporate Governance Committee. During 2024, the Board again considered and affirmed the current efficacy of the Lead Independent Director and combined Chairman/CEO structure for the Company. We have also discussed this structure with a number of our largest stockholders. While several advised that they do scrutinize combined Chair/CEO structures as a matter of practice, they also expressed an understanding of this structure for Hologic.

In addition to discharging the specific responsibilities identified below, Mr. MacMillan consults with Ms. Wendell on a variety of matters, including governance and strategy. As Lead Independent Director and Chair of the Nominating and Corporate Governance Committee, Ms. Wendell takes the lead in Board structure and composition.

Ms. Wendell, as Lead Independent Director, has significant responsibilities. Certain specific responsibilities are set forth in Hologic's Corporate Governance Guidelines and include:

- Presiding at the meetings of the Board at which the Chairman is not present;

- Convening meetings of the independent directors, including executive sessions held in conjunction with each regularly scheduled Board meeting;

- Serving as the principal liaison between the Chairman and the independent directors, including with respect to matters arising in executive sessions of the independent directors;

- Working with the Chairman and the Nominating and Corporate Governance Committee to establish processes to assist the Board in the efficient discharge of its duties;

- Approving Board meeting agendas as well as the quality, quantity and timeliness of information sent to the Board;

- Approving Board meeting schedules to assure that there is sufficient time for discussion of all agenda items;

- Recommending to the Chairman the retention of outside advisors, as appropriate, who report directly to the Board on board-wide matters;

- Being available, if requested by stockholders, and when appropriate, for consultation and direct communication; and

- Coordinating with the other independent directors in respect of each of the foregoing and performing such other duties as may be properly requested by the Board.

Mr. MacMillan's responsibilities as Chairman of the Board are also set forth in our Corporate Governance Guidelines and include:

- Presiding at meetings of the Board of Directors and stockholders;

- Establishing processes to assist the Board in the efficient discharge of its duties;

- Organizing and presenting agendas for Board meetings based on advice from the Lead Independent Director, Committee Chairs, directors and members of senior management;

- Facilitating the proper flow of information to the Board and working to see that meetings are efficient and informative;

- Working with the Nominating and Corporate Governance Committee to develop processes for structuring Committees and overseeing their functions, including assignments of Committee members and Chairs;

- Working with the Nominating and Corporate Governance Committee to develop processes for development and succession planning for senior executives; and

- Performing such other duties as may be properly requested by the Board.

Independent Directors and Committees

In evaluating its leadership structure, the Board also considered that, other than Mr. MacMillan, all of our directors are independent. Our independent directors appropriately challenge management and demonstrate independent judgment in making important decisions for our Company. In addition, each of the Board's standing committees — Audit and Finance, Compensation, and Nominating and Corporate Governance — is composed entirely of independent directors. As a result, oversight of key matters, such as the integrity of Hologic's financial statements, executive compensation, the nomination of directors and evaluation of the Board and its committees, is entrusted solely to independent directors.

Executive Sessions

The Board meets in executive session without the CEO in connection with each regularly scheduled Board meeting as well as any other times it deems appropriate. The active involvement of the independent directors, combined with the qualifications and significant responsibilities of our Lead Independent Director, promote strong, independent oversight of Hologic's management and affairs.

Board Committees

The standing committees of the Board currently are the Audit and Finance Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. The Board has adopted a charter for each of the three standing committees that addresses the make-up and functioning of each committee. The charters for each of the three standing committees are publicly available on our website at **investors.hologic.com**.

All of the Board committees are composed entirely of ''independent'' directors, as such term is defined in the listing standards of Nasdaq. The Board has determined that the following current directors are ''independent,'' according to the above definition: Sally W. Crawford, Charles J. Dockendorff, Scott T. Garrett, Ludwig N. Hantson, Martin Madaus, Nanaz Mohtashami, Christiana Stamoulis, Stacey D. Stewart and Amy M. Wendell. In addition, the Board determined that Namal Nawana, who served as a director for a portion of fiscal 2024 and did not stand for re-election at the 2024 Annual Meeting, was independent during the period he served on the Board. Mr. MacMillan is not considered independent because he is an active officer of the Company. In addition, both the Audit and Finance Committee and the Compensation Committee are composed entirely of independent directors who meet the heightened independence standards applicable to directors serving on such committees under Nasdaq listing standards and the rules of the Securities Exchange Act of 1934, as amended (the Exchange Act).

The current membership of each committee is listed below.

				Board Committees		
Name	Age	Position	Director Since	Audit and Finance	Compensation	Nominating and Corporate Governance
Amy M. Wendell	64	Director	2016		✓	Chair
Sally W. Crawford [(1)]	71	Director	2007		✓	✓
Charles J. Dockendorff	70	Director	2017	Chair		
Scott T. Garrett [(1)]	74	Director	2013		Chair	✓
Ludwig N. Hantson	62	Director	2018		✓	✓
Martin Madaus	65	Director	2024		✓	✓
Nanaz Mohtashami	47	Director	2023		✓	✓
Christiana Stamoulis	54	Director	2011	✓		
Stacey D. Stewart	60	Director	2023	✓		
Number of Meetings in Fiscal, 2024				10	5	4

(1) *Not standing for re-election. Mr. Garrett will have reached the retirement age in the Company's Corporate Governance Guidelines at the time of the Annual Meeting.*

Audit and Finance Committee



MEMBERS

Ms. Stamoulis
Ms. Stewart

FY2024 MEETINGS

10

Mr. Dockendorff
(CHAIR)

The Audit and Finance Committee is responsible for assisting our Board in the oversight of (i) our financial reporting process, accounting functions, internal audit functions and internal control over financial reporting, and (ii) the qualifications, independence, appointment, retention, compensation and performance of our independent registered public accounting firm. The Audit and Finance Committee also oversees financing and capital allocation strategies, reviews and approves financing transactions to the extent delegated by the Board, reviews the Company's ability to enter into swaps and other derivatives transactions, and reviews the Company's tax structure, among other things. The Audit and Finance Committee considers financial risk, including internal controls, and receives an annual risk assessment report from the Company's Internal Audit function. In addition, the Audit and Finance Committee is responsible for the oversight of cybersecurity risk. The Audit and Finance Committee also reviews and approves related-party transactions (unless such review and approval has been delegated to another committee consisting solely of independent directors).

None of the current or former members of the Audit and Finance Committee are employees of the Company and our Board has determined that each such member of the Audit and Finance Committee is independent (as independence is defined in the current listing standards of Nasdaq and Section 10A(m)(3) of the Exchange Act).

Audit Committee Financial Expert. The Board has determined that Mr. Dockendorff and Ms. Stamoulis each qualify as an ''audit committee financial expert,'' as that term is defined in Item 407(d)(5) of Regulation S-K.

2024 KEY FOCUS AREAS

- Accounting treatment of impairment considerations
- Capital allocation and debt structure
- Cybersecurity
- Internal controls and compliance
- Continued timely adoption of new accounting standards
- Global tax strategy

Compensation Committee



MEMBERS
Ms. Crawford
Dr. Hantson
Dr. Madaus
Ms. Mohtashami
Ms. Wendell

FY2024 MEETINGS
5

Mr. Garrett*
(CHAIR)

The primary functions of the Compensation Committee include: (i) reviewing and approving the compensation for each of our executive officers and other senior officers as the Compensation Committee deems appropriate; (ii) evaluating the performance, as it relates to their compensation, of the executive officers, other than the CEO (whose performance is evaluated by the Nominating and Corporate Governance Committee and the Board of Directors), and such other senior officers as the Compensation Committee deems appropriate; (iii) overseeing the administration and the approval of grants and terms of equity awards under our equity-based compensation plans; (iv) reviewing and approving other compensation plans as the Compensation Committee deems appropriate; (v) general oversight of risks associated with our compensation policies and practices; and (vi) approving and/or recommending for review and approval by the Board compensation for members of the Board and each committee thereof. The Board and Compensation Committee may delegate limited authority to executive officers or other directors of the Company to grant equity awards to non-executive officers. Currently, our Senior Vice President, Human Resources, has been delegated such authority, subject to the terms, conditions and limitations previously approved by the Compensation Committee and the Board, with each of the President and Chief Executive Officer and the Chief Financial Officer authorized to serve as an alternate to the Senior Vice President, Human Resources.

*Mr. Garrett is not standing for re-election at the Annual Meeting. Ms. Mohtashami is expected to be appointed chair of the Compensation Committee.

2024 KEY FOCUS AREAS

- Human capital management, including talent development, retention and succession planning
- Compensation program design structure, including appropriate metrics and goals for the Short-Term Cash Incentive Program and Performance Stock Units

- Allocation of fiscal 2024 STIP
- Executive compensation and pay-for-performance alignment
- Compensation risk assessment

Nominating and Corporate Governance Committee



MEMBERS
Ms. Crawford
Mr. Garrett
Dr. Hantson
Dr. Madaus
Ms. Mohtashami

FY2024 MEETINGS
4

Ms. Wendell
(CHAIR)

The Nominating and Corporate Governance Committee is responsible for recommending to the Board potential candidates for director and considering various corporate governance issues, including evaluating the performance of the Board and its committees, developing and periodically reviewing our Corporate Governance Guidelines, reviewing and recommending to the Board any changes to the committee charters, recommending the composition and chair of our Board committees, monitoring compliance with our stock ownership guidelines, evaluating the performance of our CEO annually, leading the succession planning and process for our CEO and oversight of ESG matters and reporting. The Nominating and Corporate Governance Committee also considers suggestions regarding possible candidates for director as described under "Stockholder Recommendations" on page 23.

2024 KEY FOCUS AREAS

- CEO succession planning
- Board and Committees composition and assessment

- Stockholder engagement
- Sustainability
- Governance structures and best practices

Board Practices, Processes and Policies

Director Orientation and Continuing Education

When a new director joins the Board, or just before joining (assuming entry into a confidentiality agreement), he or she is provided with a business briefing book, which gives an overview of Hologic and its businesses, products, markets, strategic plans, and risks. Once elected to the Board, the new director generally has the opportunity to have individual meetings with members of the senior management team. They also receive a governance handbook, which includes general Board information, Board committee charters, the Company's charter and Bylaws and all of the Company's governance policies. Directors also have opportunities for continuing education, including access to third-party programs as well as regular presentations at Board meetings.

Meetings of the Board and its Committees

The Board met five times during the fiscal year ended September 28, 2024 and each of our directors attended at least 87% of the total number of meetings of the Board and all committees of the Board on which he or she served, during the period in which he or she served as a director or committee member, with no director missing more than one meeting. In fiscal 2024, overall attendance for our directors at all Board and committee meetings was approximately 99%. During fiscal 2024, the independent directors of the Board met in executive session during each of the Board's regular quarterly meetings and at such other Board and committee meetings as the independent directors elected.

Attendance by Directors at the Annual Meeting of Stockholders

Our Board has scheduled a Board meeting in conjunction with the Annual Meeting of Stockholders. Our directors are encouraged to attend the Annual Meeting of Stockholders each year. Last year, all nine of our directors who were nominated for election attended the Annual Meeting of Stockholders held on March 7, 2024.

Code of Ethics

Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a Code of Ethics for Senior Financial Officers that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, and other persons performing similar functions. The Company's Code of Conduct applies to all directors, officers and employees. The Company requires all of its directors, officers and employees to adhere to the Code of Conduct in addressing legal and ethical issues that they encounter in the course of doing their work. The Code of Conduct requires our directors, officers, and employees to, among other things, avoid conflicts of interest, comply with all laws and regulations, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. All newly hired employees are required to certify that they have reviewed, understand and agree to comply with the Code of Conduct. Our Code of Ethics for Senior Financial Officers is publicly available on our website at **investors.hologic.com** as Appendix A to our Code of Conduct.

Certain Relationships and Related-Party Transactions

As provided in its charter, the Audit and Finance Committee reviews and approves related-party transactions (unless such review and approval has been delegated to another committee consisting solely of disinterested independent directors). The non-exclusivity of this delegation provides the Board with flexibility to address the particular circumstances of any related-party transaction. Additionally, if one or more members of the Audit and Finance Committee are otherwise conflicted, or for any other reason, the Board reserves the right to establish a separate committee of disinterested independent directors to review a particular transaction. Regardless of the deliberative body of disinterested independent directors reviewing a related-party transaction, the standard applied in reviewing such transaction is whether the transaction is on terms no less favorable to the Company than terms generally available from an unaffiliated third party under the same or similar circumstances. The Board generally considers related-party transactions to be those transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K. Pursuant to the policy, the Audit and Finance Committee reviews and considers relevant facts and circumstances in determining whether or not to approve or ratify such a transaction.

The Audit and Finance Committee reviewed and approved one transaction with respect to fiscal 2024 that qualified as a related-party transaction. Peter Wells, the stepson of Sally Crawford, a member of our Board, is employed by the Company as an IT Business Analyst. Ms. Crawford was not involved in the hiring of Mr. Wells. Mr. Wells earned approximately $192,000 in total annual compensation during fiscal 2024 and participated in the Company's standard benefit plans which was commensurate with his peers' compensation and established in accordance with the Company's compensation practices applicable to all employees with equivalent qualifications, experiences, and responsibilities. He did not serve as an executive officer of the Company during this period and did not have a key Company-level strategic role within the Company, in that he did not drive the strategy or direction of the Company, nor was he personally accountable for the Company's financial results.

Director Compensation

Compensation Structure

The Board of Directors has a compensation structure consisting of a cash retainer, an annual equity award and, for some positions, a supplemental cash retainer, as described below. As with our executive compensation program, the director compensation program emphasizes equity incentives. This reflects our belief that equity awards serve to align the interests of our directors with those of our stockholders.

Benchmarking

The Compensation Committee, in conjunction with the Board, annually reviews compensation paid to non-employee directors and makes recommendations for adjustments, as appropriate. In December 2023, the Compensation Committee reviewed the compensation structure for non-employee directors, considered advice from its independent compensation consultant and recommended increasing the annual equity grant to all independent directors by $10,000 (from $230,000 to $240,000) to more closely align with the market median. The Board approved the recommendation, which was effective upon the date of the 2024 Annual Meeting, March 7, 2024.

In December 2024, the Compensation Committee again reviewed the current compensation structure and considered advice from its independent compensation advisor and did not recommend any changes. The Board concurred with the recommendation.

The Company reimburses all directors for reasonable travel expenses incurred in connection with Board and committee meetings and offers private air travel for meetings as may be necessary. We also extend coverage under our directors' and officers' indemnity insurance policies and have entered into our standard form of Indemnification Agreement with each director. We do not provide any other benefits, including retirement benefits or perquisites, to our non-employee directors.

Cash Retainers

NON-EMPLOYEE DIRECTORS

Cash retainers are paid quarterly at the beginning of each quarter. In fiscal 2024, the non-employee director annual cash retainer was $90,000.

COMMITTEE MEMBERS

In fiscal 2024, as in fiscal 2023, there were no supplemental cash retainers for committee membership.

LEAD INDEPENDENT DIRECTOR

In fiscal 2024, the Lead Independent Director received a supplemental annual cash retainer of $40,000, which is paid quarterly at the beginning of each quarter. As Ms. Wendell was appointed mid-fiscal year, she received the Lead Independent Director stipend in the third and fourth quarters while Ms. Crawford received the additional stipend in the first and second quarters while serving as Lead Independent Director.

COMMITTEE CHAIRS

Audit and Finance Committee

The Chair of the Audit and Finance Committee received a supplemental annual cash retainer of $25,000, one-fourth of which was paid each quarter.

Compensation Committee

The Chair of the Compensation Committee received a supplemental annual cash retainer of $20,000, one-fourth of which was paid each quarter.

Nominating and Corporate Governance Committee

The Chair of the Nominating and Corporate Governance Committee received a supplemental annual cash retainer of $15,000, one-fourth of which was paid each quarter.

Equity Awards

BOARD MEMBERS

In fiscal 2024, each non-employee director received an annual equity grant having a value of $240,000 on the date of the grant, with the number of shares calculated by using a value of the RSUs and options as determined under U.S. generally accepted accounting principles (GAAP). Of this award, $120,000 consisted of restricted stock units (RSUs) and $120,000 consisted of options to purchase common stock of the Company. The RSUs and options are granted on the date of each Annual Meeting and vest on the date of the next year's Annual Meeting; options have a term of ten years. A non-employee director who joins the Board after the date of an Annual Meeting receives a pro-rated grant based on the number of days served through the next Annual Meeting. As such, each of our non-employee directors elected at our Annual Meeting in March 2024 received an annual equity grant, and Dr. Madaus received a pro-rated grant upon his election in December 2024. In December 2024, the Compensation Committee reviewed the current compensation structure for non-employee directors, considered advice from its independent compensation consultant and did not recommended making any changes. The Board concurred with the recommendation.

Stock Ownership Guidelines

We believe that stock ownership by our non-employee directors aligns the interests of our directors with the long-term interests of our stockholders. Accordingly, the Company has significant stock ownership guidelines in place requiring each non-employee director to own shares having a value equal to five times annual base cash retainer. Each non-employee director is expected to meet this ownership guideline within five years of his or her election to the Board or an increase in the ownership guideline. For purposes of meeting these guidelines, only the value of shares which are issued and outstanding, or RSUs which have vested but as to which settlement has been deferred, will be counted. No unvested RSUs or outstanding options (regardless of whether or not vested) are credited towards the ownership goals. All our non-employee directors who have been subject to the guidelines for five years have met or exceeded the guidelines.

The following table sets forth the compensation paid to our non-employee directors for service on our Board during the fiscal year ended September 28, 2024. Compensation for Stephen P. MacMillan, our Chairman, President and Chief Executive Officer, is set forth in the Summary Compensation Table on page 77. Mr. MacMillan does not receive any additional compensation for his service as a director. Additionally, Dr. Madaus was appointed to our Board in early fiscal 2025 and did not receive compensation in fiscal 2024.

2024 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Total ($)
Sally W. Crawford[2]	117,500	119,975	119,977	357,452
Charles J. Dockendorff	115,000	119,975	119,977	354,952
Scott T. Garrett [2]	110,000	119,975	119,977	349,952
Ludwig N. Hantson	90,000	119,975	119,977	329,952
Nanaz Mohtashami	90,000	119,975	119,977	329,952
Namal Nawana[3]	45,000	—	—	45,000
Christiana Stamoulis	90,000	119,975	119,977	329,952
Stacey D. Stewart	90,000	119,975	119,977	329,952
Amy M. Wendell	117,500	119,975	119,977	357,452

[1] The value of Stock Awards and Option Awards represents the grant date fair value of such award. The fair value of Stock Awards, which are RSUs, is based on the closing price of our common stock on the grant date. The fair value of Option Awards, which are stock options, is determined by use of a binomial lattice model. For a detailed description of the assumptions used to calculate the grant date fair value of stock options, see Note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 28, 2024.

[2] Served as a director during fiscal 2024 and is not standing for re-election.

[3] Served as a director for a portion of fiscal 2024 and did not stand for re-election at the 2024 Annual Meeting.

The following table sets forth the aggregate number of Stock Awards and Option Awards (representing unexercised option awards, both exercisable and unexercisable, and unvested RSUs) held at September 28, 2024 by each person (other than Mr. MacMillan).

Name	Number of Units of Stock that have not Vested (#)	Number of Shares Subject to Option Awards Held (#)
Sally W. Crawford[1]	1,572	57,818
Charles J. Dockendorff	1,572	38,335
Scott T. Garrett [1]	1,572	47,306
Ludwig N. Hantson	1,572	34,951
Nanaz Mohtashami	1,572	6,677
Namal Nawana[2]	—	37,067
Christiana Stamoulis	1,572	54,708
Stacey D. Stewart	1,572	9,514
Amy M. Wendell	1,572	48,806

[1] Served as a director during fiscal 2024 and is not standing for re-election.

[2] Served as a director for a portion of fiscal 2024 and did not stand for re-election at the 2024 Annual Meeting.

Executive Officers

Executive officers are chosen by and serve at the discretion of the Board. Set forth below are the names and ages of our executive officers, as of January 14, 2025, along with certain biographical information for all but Stephen P. MacMillan, our Chairman, President and Chief Executive Officer. For Mr. MacMillan's biographical information, please see page 24.

Name	Age	Title
Stephen P. MacMillan	61	Chairman, President and Chief Executive Officer
Karleen M. Oberton	55	Chief Financial Officer
Essex D. Mitchell	45	Chief Operating Officer
Diana De Walt	70	Senior Vice President, Human Resources
John M. Griffin	64	General Counsel
Mark Horvath	62	Division President, Breast and Skeletal Health Solutions
Jennifer M. Schneiders	57	President, Diagnostic Solutions
Brandon Schnittker	41	Division President, GYN Surgical Solutions
Jan Verstreken	57	Group President, International



MS. OBERTON
Chief Financial Officer

Ms. Oberton became our Chief Financial Officer in August 2018. She joined Hologic in 2006 as corporate controller and was promoted to Chief Accounting Officer in 2015. Before joining Hologic, Ms. Oberton served as senior corporate controller of Immunogen from 2004 to 2006. Prior to that, she was an Audit Senior Manager in Ernst & Young's Life Science practice and in Arthur Andersen's High Technology practice. Ms. Oberton was an active Certified Public Accountant for more than 18 years and holds a Bachelor of Science in Business Administration from Merrimack College. She is a member of Merrimack College's Leadership Council.



MR. MITCHELL
Chief Operating Officer

Mr. Mitchell was promoted to Chief Operating Officer effective January 1, 2024. Prior to that he served as Division President, GYN Surgical Solutions since August 2020, after joining the Company in September 2017 as Vice President of Sales and Commercial Excellence for the GYN Surgical division. Mr. Mitchell has nearly 20 years of medical device and pharmaceutical experience. From 2006 to 2017, he worked for Stryker Corporation, where he held various commercial roles of increasing responsibility, leading sales and marketing in multiple divisions during his tenure. Prior to his career in healthcare, Mr. Mitchell played professional football in both the National and Canadian Football Leagues. He received his BS in Business Administration from the Fisher College of Business at The Ohio State University.



MS. DE WALT
Senior Vice President, Human Resources

Ms. De Walt was appointed as Senior Vice President, Human Resources in August 2024. Prior to joining Hologic, Ms. De Walt consulted for several diagnostics and biotechnology companies, providing executive coaching and developing emerging human resources leaders. From 2015 to 2017, she worked at Natera, Inc. as Chief People Officer. Prior to that, she held the position of Senior Vice President, Human Resources at Gen-Probe Incorporated from 2005 until its acquisition by Hologic in 2012. Before joining Gen-Probe, Ms. De Walt established The HR Company, where she and her team of HR consultants provided human resources leadership and support to more than 85 companies over 11 years. From 1988 to 1993, she served as Vice President, Human Resources for Mitek Systems, Inc. She has served as a human resources leader for a wide variety of private and publicly held companies during her more than 35-year career. Ms. De Walt received her undergraduate degree from St. Cloud State University and holds a Senior Professional in Resource Management certification.



MR. GRIFFIN

General Counsel

Mr. Griffin joined us in February 2015 as General Counsel with nearly 30 years of experience across a broad spectrum of legal matters. Mr. Griffin worked at Covidien from 2000 to 2015 where he most recently served as Vice President, Deputy General Counsel. Previously, from 1994 to 2000, Mr. Griffin served as Assistant United States Attorney in Boston, Massachusetts, and prosecuted complex criminal cases. He began his career at Nutter, McClennen & Fish in Boston. Mr. Griffin currently serves on the board of directors of the New England Legal Foundation and also serves as Treasurer and on the Board of Directors for Health Care Volunteers International. He has a Juris Doctor degree from Harvard Law School and a Bachelor of Arts in political science from Columbia University.



MR. HORVATH

Division President, Breast and Skeletal Health Solutions

Mr. Horvath was promoted to Division President, Breast and Skeletal Health in January 2025. He joined Hologic in September 2020 as Vice President, Service Operations for the Breast and Skeletal Health division, before being promoted to Corporate Vice President of Global Services in 2022. Prior to joining Hologic, Mr. Horvath was at Stryker for over 20 years where he held positions of increasing responsibility, including as Vice President, Global Customer Care. He holds a bachelor's degree in economics from McMaster University and completed leadership coursework at the Harvard Business School.



DR. SCHNEIDERS

President, Diagnostic Solutions

Dr. Schneiders, Ph.D., was promoted to President, Diagnostic Solutions in April 2023. Prior to that, she served as Vice President, U.S. Sales and Commercial Excellence for the Company's Diagnostics Division from November 2022 to April 2023. Dr. Schneiders joined Hologic in March 2008 upon the Company's acquisition of Third Wave Technologies and has held various roles of increasing responsibility, including Vice President, Diagnostic Laboratory Solutions from September 2020 to November 2022 and Senior Director of Clinical Solutions prior to that. Dr. Schneiders began her career with Third Wave in 1998, holding various roles until its acquisition by Hologic in 2008. Dr. Schneiders holds a bachelor's degree in biochemistry from Trinity College and a Ph.D. in biochemistry from Boston College.



MR. SCHNITTKER

Division President, GYN Surgical Solutions

Mr. Schnittker was promoted to Division President, GYN Surgical Solutions in January 2024. Mr. Schnittker joined Hologic in May 2022, as Vice President, Surgical Sales. Prior to joining Hologic, Mr. Schnittker spent 16 years at Stryker where he held roles of increasing responsibility, including as Director of Marketing for Stryker ENT from 2016 to early 2022. He holds a Bachelor of Science degree from The Ohio State University and an MBA from the University of North Carolina's Kenan-Flagler Business School.



MR. VERSTREKEN

Group President, International

Mr. Verstreken has been Group President, International since October 2020; prior to that, he served as Regional President, Europe Middle East, Africa (EMEA), Canada and Latam. He joined Hologic in January 2017 with more than 25 years of experience, primarily at Teleflex. He served as President of Asia Pacific (APAC) for Teleflex from 2013 to 2016, and from 2009 to 2013 was Regional Vice President and General Manager, EMEA. In 1992, he co-founded Access Medical SA, a provider of specialized laparoscopic surgical devices that was later acquired by Teleflex. He holds a Bachelor of Marketing degree from the Hoger Handels Instituut in Turnhout, Belgium, and has completed leadership coursework at the Thunderbird School of Global Management and the Levinson Institute at Harvard.

Proposal No. 2 – Non-Binding Advisory Vote to Approve Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the provisions of Section 14A of the Exchange Act, require that we provide our stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC. Our Board has determined to provide our stockholders this opportunity on an annual basis.

As described in the Compensation Discussion and Analysis (the CD&A), our executive compensation philosophy is to provide appropriate competitive compensation opportunities to our executives with actual pay outcomes heavily influenced by the achievement of Company performance targets and individual performance objectives (in other words, ''pay for performance'') in support of our business strategy and creation of long-term stockholder value. The Company's management team embraces a performance culture and is focused on driving growth of the business. Over the past 11 years, under the guidance of a highly experienced and seasoned CEO and a focused and motivated senior management team, we have built a sustainable growth company, our stock price has more than tripled and the engagement of our employees has also increased significantly.

As you review our "say-on-pay" proposal, we encourage you to consider

- We delivered on our commitments. At the start of our fiscal 2024 we laid out guidance to grow total Hologic revenue, excluding the impact of COVID-19. In the end, we delivered, growing in the mid-single digits excluding the impact of COVID-19 for fiscal 2024, on top of mid-teens growth excluding the impact of COVID-19 for fiscal 2023.

- We believe Hologic is a much stronger company today than prior to the COVID-19 pandemic. Driven by growth in our core women's health franchises, a significantly larger Panther installed base, and the recovery of our Breast Health franchise from industry-wide supply chain challenges, we believe we have more durable growth drivers across our business than ever before.

- Our base businesses impact millions of women every year, with innovations designed to achieve exceptional clinical results, making it possible to detect, diagnose and treat illnesses and other health conditions earlier and more effectively.

- We have continued to commit to important social initiatives to elevate the status of women's health, with a goal of reducing disparities in breast, cervical and gynecologic healthcare.

- We believe that our NEOs' compensation is aligned with our results, motivating high performance among our NEOs within an entrepreneurial, incentive-driven culture and reflecting overall target compensation that is competitive with that being offered to individuals holding comparable positions at other public companies with which we compete for business and talent.

Our Compensation Committee continually evaluates the design and direction of our compensation structure and each year, we take into account the result of the ''say-on-pay'' vote cast by our stockholders. In recent years, following stockholder feedback, our say-on-pay vote results and issues raised by proxy advisory firms, we have taken a number of actions, including those described below, which we believe demonstrate our Board's responsiveness and commitment to incorporating stockholder feedback as we review our governance and compensation structure.

Overall, following our actions, our meetings have been positive and productive with our stockholders communicating support for our compensation programs. Although we did not hear common themes or concerns on compensation matters during this year's annual stockholder outreach, on the following pages we provide specific feedback and areas of focus we heard as part of our discussions with investors. We value all stockholder feedback we receive, and as in previous years, the management team provided detailed feedback on the meetings to our Lead Independent Director as well as to our Compensation Committee and Nominating and Corporate Governance Committee. Our Compensation Committee continues to regularly evaluate our executive compensation structure and assesses its effectiveness to ensure the design is incenting performance that is in the best interests of the Company as well as our stockholders and considers the varied perspectives as it continues to design and evolve our executive compensation program. The full Board is also updated on feedback received. Through this dialogue with investors, we received additional validation on the design of our executive compensation program and the compensation-related actions we continue to take to support our employees.

At our 2023 Annual Meeting of Stockholders, we saw an increase, compared to the prior year, in our say-on-pay vote approval to 77%. The increased support confirmed our thinking that we should continue our more extensive shareholder outreach that we conducted in the fall 2022. As a result, during the fall 2023, we again actively engaged with a number of our largest institutional investors specifically on governance issues, including by reaching out to our top 20 institutional investors, representing approximately 54% of our outstanding shares. We also had numerous conversations with stockholders and investment analysts as part of our normal investor relations activities.

At our 2024 Annual Meeting of Stockholders, we again saw an increase, compared to the prior year, in our say-on-pay vote approval to 79%. The increased support confirmed our thinking that we should continue our more extensive shareholder outreach. During the fall 2024, we continued our more extensive shareholder outreach, including by reaching out to our top 20 institutional investors, representing approximately 55% of our outstanding shares. We also had numerous conversations with stockholders and investment analysts as part of our normal investor relations activities. The investors we reached out to indicated they were satisfied with our executive compensation program, did not have concerns they wished to share with us, or did not respond. For the investors we spoke to as part of our annual outreach, they understood and supported our overall executive compensation program design and stockholder outreach, with specific feedback and areas of focus we heard as part of our outreach noted below.

What We Heard	**Our Response**
Investors supported the continuity of our executive compensation program design over the last three years and were not prescriptive on appropriate compensation design, but did encourage us to continue our commitment to a pay for performance program and to include disclosure around the Compensation Committee's rationale for compensation plan related decisions.	Each year the Compensation Committee works very closely with its independent compensation consultant and management to assist them in assessing the levels of overall compensation and each element of compensation for our CEO and other NEOs and ensure that our Company's executive compensation program is appropriately aligned with our business strategy and is achieving the desired objectives. Nearly 92% of our CEO's compensation is performance-based, while 81% of our other NEOs compensation is performance based. We also continue to focus on providing transparent disclosures in our CD&A linking compensation decisions to performance, strategy and long-term stockholder value creation. The Compensation Committee continues to take investor feedback into account when reviewing the design of our compensation programs.

One investor outside of our top 20 suggested lengthening the vesting period for equity awards.	The Compensation Committee will continue to evaluate the appropriate vesting schedule for future awards. The Compensation Committee works very closely with its independent compensation consultant and annually reviews the vesting schedule and during its last review, determined to maintain the vesting schedule based on market practices. Historically, in structuring the long-term incentive program, the Committee believes it is important to retain elements of the program to continue to capture the motivational benefits of rewarding executives for appreciation in our stock price over the course of multiple years. The PSU portion (50% of long-term incentive awards for executive officers) of the long-term incentive program further aligns the long-term incentive program with important drivers of long-term shareholder value, as vesting is based on achievement of key financial performance goals during the three-year period.
One investor shared that an area of focus for them is internal pay equity as our CEO's compensation during the past fiscal year was more than four times the average compensation received by other NEOs.	As noted above, each year the Compensation Committee works very closely with its independent compensation consultant and management to assist them in assessing the levels of overall compensation and each element of compensation for our CEO and other NEOs and ensure that our Company's executive compensation program is appropriately aligned with our business strategy, stockholder interests and is achieving the desired objectives. Nearly 92% of our CEO's compensation is performance-based and his target annual Total Direct Compensation (TDC) opportunities are within a competitive range of the market. Our CEO's compensation is also unique to his understanding and expertise and recognizes his tremendous experience (nearly 20 years as a public company CEO) and value to the Company. In his over 11 years as CEO of the Company, he has led the Company through a period of dramatic transformation and revitalization, continued market share gains and sustained revenue growth. Further, no such pay inequity exists as between our other NEOs. In addition, leaning in to our Purpose, Passion and Promise has led to consistent growth in our base businesses, directly impacted our stock performance and over 200% TSR growth since he started. As evidenced by his substantial ownership of Hologic shares, his interests are well-aligned with those of our stockholders. Above all else, since his appointment as CEO, our strong performance has enabled Hologic to invest in initiatives that help more women and deliver for our stockholders.
Two of our largest investors commented that they were "supportive" of our executive compensation program and the continued opportunity to engage and discuss any questions or concerns they may have.	We continue to believe that positive, two-way dialogue builds informed relationships that promote transparency and accountability and our Board continues to consider stockholder perspectives, as well as the interests of all stakeholders, when overseeing and formulating governance practices and designing compensation programs.

Investors were interested again to hear more about our approach to board refreshment/composition.	We highlighted that the Nominating and Corporate Governance Committee and the full Board continue to consider both short-term and long-term needs and the Board's evolution, with the recent transition of Ms. Wendell to Lead Independent Director and the election of Dr. Madaus to the Board as examples. In the last two years, we have added three new directors who collectively bring extensive leadership, technology, global strategy, financial, health equity and healthcare sector experience to the Board. One investor appreciated hearing about the long-term view the Board takes as it thinks about the skills and expertise of our Board nominees.
Investors expressed interest in our policies and practices regarding director time commitments.	Although we have always been focused on ensuring that our directors are deeply engaged and dedicating sufficient time and efforts to our Board, we heard and appreciated feedback from investors that they are increasingly looking for companies to have written policies around director time commitments. Our updated Corporate Governance Guidelines now contain a director time commitment policy, which includes information on the annual policy review process and a numerical limit on public company board seats.

We are asking our stockholders to indicate their support for our NEO compensation as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives you as a stockholder the opportunity to express your views on our NEOs' compensation. This vote is not intended to address any specific element of our compensation programs, but rather to address our overall approach to the compensation of our NEOs described in this proxy statement. To that end, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

RESOLVED, that stockholders of Hologic, Inc., hereby approve the compensation paid to the Company's named executive officers, as described in this proxy statement under the "Compensation Discussion and Analysis" section, the "Executive Compensation Tables" section and other narrative disclosure contained therein, pursuant to the SEC's compensation disclosure rules.

Because your vote is advisory, it will not be binding upon the Company, the Compensation Committee or our Board. However, the Company values the opinions expressed by stockholders in their vote on this proposal and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding our executive compensation programs.

Vote Required

The affirmative vote of a majority of shares properly cast on this proposal at the Annual Meeting is required to approve this proposal. Abstentions and broker "non-votes" will not have any effect on the proposal to approve executive compensation as disclosed in this proxy statement.

Recommendation of the Board

 Our Board of Directors unanimously recommends that you vote "**FOR**" the approval of this resolution. Management proxy holders will vote all duly submitted proxies FOR approval unless instructed otherwise.

Compensation Committee Report

We, the Compensation Committee of the Board of Directors of Hologic, Inc., have reviewed and discussed the Compensation Discussion and Analysis (CD&A) set forth below with management of the Company, and based on such review and discussion, recommended to the Board that the CD&A be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K.

Compensation Committee
Scott T. Garrett, *Chair*
Sally W. Crawford
Ludwig N. Hantson
Martin Madaus
Nanaz Mohtashami
Amy M. Wendell

Compensation Discussion and Analysis

In this Compensation Discussion and Analysis section (CD&A), we describe the executive compensation program for our CEO, CFO and our three other most highly compensated executive officers serving as of September 28, 2024 (collectively, our named executive officers, or NEOs). We also explain how the Compensation Committee determined the pay of our NEOs and its rationale for specific decisions related to fiscal 2024 compensation. As a reminder, our fiscal year ends on the last Saturday in September. Fiscal 2024 began on October 1, 2023 and ended on September 28, 2024.

Our Named Executive Officers for Fiscal 2024

Name	Title
Stephen P. MacMillan	Chairman, President and Chief Executive Officer (CEO)
Karleen M. Oberton	Chief Financial Officer (CFO)
Essex D. Mitchell	Chief Operating Officer
John M. Griffin	General Counsel
Jan Verstreken	Group President, International

Executive Summary

2024 Business Strategy & Performance Highlights

In fiscal 2024, Hologic continued to execute against our strategic objectives and delivered mid-single digit organic revenue growth excluding the impact of COVID-19.

In addition, we met or exceeded our initial 2024 financial targets and effectively "bent the curve" related to COVID comparisons, growing total revenue in both our third and fourth quarters. For the year, total revenue of $4.03 billion was flat on a reported basis but declined 0.2% in constant currency. GAAP diluted earnings per share (EPS) were $3.32, an increase of 81.4% compared to the prior year and adjusted EPS were $4.08, up 3% compared to fiscal 2023[1]. Excluding the impact of COVID-19 (COVID-19 assay sales and revenue related to COVID-19 in our Diagnostics' franchise), Hologic grew revenues 5.3% organically with Diagnostics, Breast Health, and Surgical each growing mid-single digits in constant currency. Our organic constant currency performance was well balanced in 2024, with Breast Health growing 6.8% excluding the impact of the divested SSI ultrasound imaging business and our Endomagnetics acquisition, Diagnostics growing 5.9% excluding COVID-19 and our divested blood screening business, and Surgical also growing 5.9%. We continue to make great progress growing our business internationally, with significant opportunity still ahead.

Cash flow was once again robust in fiscal 2024. Operating cash flow was $1.29 billion, an increase of 22.3% compared to fiscal 2023. As a result of our strong cash flow, in fiscal 2024, we repurchased 11.2 million shares of our own stock totaling more than $800 million. We have high conviction in our future operating performance, and this is evidenced by our fiscal 2024 share repurchase activity. In addition, we continue to efficiently manage our capital structure and paid down $250 million of floating rate debt principal in our fiscal first quarter of 2024. Finally, we are committed to investing towards growth and built upon this strategy with tuck-in acquisitions. In our fiscal fourth quarter of 2024, we closed the acquisition of Endomagnetics Ltd, a developer of breast cancer surgery technologies, to support our Breast Health franchise for approximately $310 million. Further, in 2025, in our Surgical franchise, we closed the acquisition of Gynesonics, a developer of minimally invasive women's health solutions.

Hologic's diverse portfolio of businesses displayed solid performance in fiscal 2024. As we look forward, we expect our strong execution to continue. At the same time, in fiscal 2025 we anticipate achieving this growth while maintaining our industry leading profitability, which translates to expected adjusted gross margins in the low 60s and adjusted operating margins in the low 30s. Our balance sheet and cash flow generation remain a pillar of strength. We believe we have ample firepower to grow our business organically, with M&A opportunities, or return cash to shareholders through share repurchases in fiscal 2025 and beyond.

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[1]   The definition of non-GAAP adjusted EPS as used as a performance measure in our Short-Term Incentive Plan and a reconciliation of non-GAAP adjusted EPS to GAAP EPS is provided in Annex A to this proxy statement.

Finally, our commitment to women's health and our Purpose, Passion and Promise remains fundamental to everything we do at Hologic. Starting with our focus on innovation, we deliver exceptional products and services for our customers, leading to strong financial results. This financial performance allows us to invest in initiatives that help more women – representing our virtuous circle. This virtuous circle is a visual depiction of our philosophy; we can deliver for our shareholders and for the women of the world.


Help
More Women
Innovate & Create
Life Changing
Technologies
HOLOGIC
Purpose.
Passion. Promise.
Grow
Revenue
& Profits
Expand
Access, Policy
& Awareness
Invest & Champion
Women's Health
Globally

Diagnostics

Diagnostics revenue decreased 5.2% (5.4% in constant currency) to $1.78 billion, driven primarily by lower COVID-19 assay sales. Excluding COVID-19, Diagnostics grew 5.9%, and Molecular Diagnostics grew 9.0% organically in constant currency, compared to the prior year.

As expected, as COVID-19 testing declined, sales of our non-COVID-19 testing menu continued to drive strong growth. Our base molecular franchise was led by BV CV/TV and our respiratory menu. Molecular also had solid contributions from assays in our women's health portfolio, such as Mgen and Trich. Rounding out Diagnostics, we introduced our Genius Digital Diagnostics system in the U.S. in fiscal 2024, a new innovative technology to support cytologists and pathologists with cervical cancer screening.

In Molecular Diagnostics, our Panther installed base is now more than 3,330 instruments, a significant increase compared to the approximately 1,700 instruments installed in the field when we exited fiscal 2019.

Finally, Biotheranostics, a 2021 acquisition and leader in molecular tests for breast and metastatic cancers, is adding strong top-line performance for the division, with double-digit revenue growth in fiscal 2024.

For our fiscal 2025, we once again expect strong performance for our Diagnostics Division, led by Molecular, leveraging our Panther installed base, and growing menu.

Breast Health

Breast Health revenue increased 6.3% (6.1% in constant currency) to $1.52 billion, driven primarily by improving capital equipment revenue in our Mammography business compared to the prior year. Excluding the divested SSI ultrasound imaging business and acquired Endomagnetics business, Breast Health revenue grew 7.0% (6.8% in constant currency).

Our Breast Health franchise over time has become a far more recurring business model. For example, in fiscal 2024, 40% of global Breast Health revenue was from the Division's service business, with mammography equipment making up less than a quarter of the Division's revenue mix.

In Interventional, we continue to add products to our suite of disposable biopsy needles and markers. In fiscal 2024, we closed the acquisition of Endomagnetics Ltd., which adds wireless breast surgery technologies to our current growing portfolio.

As we look ahead to fiscal 2025, we expect demand to remain strong for our Breast Health solutions, with contributions from both our Mammography and Interventional segments.

Surgical

GYN Surgical revenue grew 6.1% (5.9% in constant currency) to $641.3 million.

Our MyoSure procedure for hysteroscopic tissue removal and our NovaSure procedure for endometrial ablation continue to lead their respective categories and improve women's lives worldwide. In addition, our laparoscopic portfolio, including the Acessa radiofrequency ablation procedure and Bolder advanced energy vessel sealing tools continue to see strong adoption, adding to the Division's growth rate.

In fiscal 2024, GYN Surgical was led by our collection of hysteroscopic fibroid removal products, namely our core MyoSure devices and the complementary Fluent Fluid Management system. In addition, the Division enjoyed accretive growth rates from our more nascent laparoscopic portfolio.

Finally, in early 2025, we closed the acquisition of Gynesonics, a complementary fibroid removal technology. We continue to add more products to the arsenal of our GYN sales force and expect strong performance from the Division in 2025.

International

Despite anticipated falling testing volumes for COVID-19 in fiscal 2024, our total International revenue increased compared to the prior year.

International revenue, which includes sales from all our franchises, increased 3.5% (2.7% in constant currency) to $1,006.2 million. Excluding COVID-19, International revenue grew nearly 9% organically in constant currency, compared to the prior year, which is accretive to our domestic growth rates.

Looking forward to fiscal 2025, we expect growth from our total International franchise to remain accretive to corporate averages. We plan to continue to lean into opportunities to improve global women's health and advocate for patient access in markets outside the U.S.

Leaning into our Purpose, Passion and Promise

During Mr. MacMillan's tenure at Hologic, he has led the Company through a period of dramatic transformation and revitalization, continued market share gains and sustained revenue growth. Leaning in to our Purpose, Passion and Promise has led to consistent growth in our base businesses, directly impacted our stock performance and total shareholder return (TSR), as reflected below. Above all else, since the appointment of Mr. MacMillan as CEO, our strong performance has enabled Hologic to invest in initiatives that help more women and deliver for our shareholders.



Relative Historical Stock Performance
450
400
350
300
250
200
150
100
50
0
12/6/2013
3/28/2014
9/26/2014
3/27/2015
9/25/2015
3/24/2016
9/23/2016
3/24/2017
9/29/2017
3/29/2018
9/28/2018
3/29/2019
9/27/2019
3/27/2020
9/25/2020
3/26/2021
9/24/2021
3/25/2022
9/23/2022
3/31/2023
9/29/2023
3/29/2024
9/27/2024
Hologic (HOLX-US)
S&P 500 (SPX-CBO)

Total Shareholder Return (TSR)

16.5%
FY24 TSR
$69.40 9/29/2023 → $80.82 9/27/2024

5.7%
Three-Year TSR (FY22-FY24)
$76.48 9/24/2021 → $80.82 9/27/2024

262.6%
TSR since Mr. MacMillan's appointment as CEO
$22.29 12/6/2013 → $80.82 9/27/2024

Fiscal 2024 Executive Compensation Highlights

In establishing the executive compensation program for fiscal 2024, the Compensation Committee continued to focus on pay for performance and competitive pay, with an emphasis on total direct compensation.

EMPHASIS ON PERFORMANCE-BASED TOTAL DIRECT COMPENSATION

The components of Total Direct Compensation (TDC) are Base Salary, Short-Term Incentives, Long-Term Incentives and Deferred Compensation Awards.

- **Short-Term Incentives** take the form of annual cash bonuses under our Short-Term Incentive Plan (STIP), which are paid only if the Company achieves adjusted revenue and adjusted earnings per share (EPS) performance above a pre-determined threshold.
- **Long-Term Incentives** take the form of equity awards which are granted under our Long-Term Equity Incentive Plan (LTIP) based on performance and, in the case of performance stock units (PSUs), vest only if the Company achieves adjusted free cash flow (FCF), adjusted return on invested capital (ROIC), and/or relative total shareholder return (TSR), above pre-determined thresholds.
- **Deferred Compensation** takes the form of a cash award under our Deferred Compensation Plan (DCP) which vests over three years and is awarded based on Company performance under the STIP as well as individual performance.

The charts below, which show the TDC of our CEO and our other NEOs for fiscal 2024, illustrate that a majority of NEO TDC is performance based (91.9% for our CEO and an average of 81% for our other NEOs). These charts include the full value of equity awards granted during fiscal 2024 and exclude the value of other benefits and perquisites.

2024 Annual Target CEO Pay
($ in millions)



| **$1.22** Base Salary | **$1.83** Target STIP Award | **$5.88** PSUs | **$2.94** Stock Options | **$2.94** RSUs | **$0.25** Target DCP |

91.9% Performance-Based

2024 Annual Target Average NEO Pay
($ in millions)



| **$0.68** Base Salary | **$0.55** Target STIP Award | **$1.13** PSUs | **$0.56** Stock Options | **$0.56** RSUs | **$0.11** Target DCP |

81% Performance-Based

(1) *For purposes of calculating TDC for Mr. Mitchell, the base salary and target STIP award are based on his compensation in effect on January 1, 2024 following his promotion to Chief Operating Officer.*

PERFORMANCE MEASURES LINK TO STRATEGY

In setting performance measures for the incentive compensation plans, the Compensation Committee first considers the Company's strategy, contemplating the Company's long- and short-term goals and how those goals are measured.

As the Company has been focused on growth as well as efficient use of capital and creating value for stockholders, the Committee determined that using the measures of adjusted revenue, adjusted EPS and adjusted ROIC were appropriate for the incentive compensation plans. These are all non-GAAP measures that are used by management to facilitate its operational decision-making and provide key insights into the Company and management's achievements. Additionally, the use of adjusted ROIC continues to be supported in discussions with stockholders. The Committee added the measure of relative TSR in fiscal 2017 to provide an external performance measure and link executive compensation directly to the creation of stockholder value. In fiscal 2020, the Committee added the measure of adjusted free cash flow (FCF). Adjusted FCF is an important metric for the Company as it seeks to continue to deploy capital efficiently with continued business development activity and share repurchases.

BALANCED APPROACH TO LONG-TERM INCENTIVES

The Committee takes a balanced approach to long-term incentives, and for fiscal 2024 annual grants:

- Determined that long-term incentive awards for executive officers would continue to be allocated 50% to PSUs, 25% to RSUs and 25% to stock options, as in fiscal 2023.

- Utilized adjusted FCF as well as relative TSR and adjusted ROIC as performance measures for PSUs awarded as long-term incentive compensation to provide a balanced approach with two absolute metrics (adjusted FCF and adjusted ROIC) and a relative metric (TSR).

- Maintained the same mix of PSU grant values among the performance measures as in fiscal 2023, with PSUs subject to adjusted FCF performance representing 50% and PSUs subject to adjusted ROIC and relative TSR performance representing 25% each.

- Approved grants of stock options, RSUs, PSUs and Deferred Compensation Program (DCP) contributions in alignment with our compensation philosophy and program.

PAY-FOR-PERFORMANCE ALIGNMENT

Goal Rigor

2024 STIP

	Target	Maximum
Adjusted Revenue	Represents approximately 0.6% increase over prior year adjusted revenue.	Represents approximately 6.1% increase over prior year adjusted revenue.
Adjusted EPS	Represents approximately 1.3% decrease over prior year adjusted EPS.	Represents approximately 11.1% increase over prior year adjusted EPS.

Threshold adjusted revenue and adjusted EPS are generally set in line with prior year adjusted results; however, the performance metrics under the STIP for fiscal year 2024 reflect the Company's October 3, 2023 divestiture of its SSI ultrasound imaging business.

SNAPSHOT OF HISTORICAL STIP FUNDING
As noted above, the Compensation Committee sets challenging annual targets, taking into account Company and industry outlook for the year, historical and projected performance for the Company and the consensus view of investment analysts covering the Company, to align pay with performance that reflects strong financial results for the fiscal year. The Compensation Committee has historically followed this process when establishing STIP targets, with STIP funding in fiscal years 2020, 2021 and 2022 reflecting extraordinary performance and total Company revenue, in part driven by demand for the Company's COVID-19 tests. More recently, the Committee has also considered the negative impact on total Company revenue compared to fiscal years 2021 and 2022 from the roll-off of the Company's COVID-19 testing related revenue.

	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	Fiscal Year 2022	Fiscal Year 2023	Fiscal Year 2024
STIP Funding	100%	114%	200%*	173%	150%	131%	109%
Total Revenue	$3,217.9B	$3,367.3B	$3,776.4B	$5,632.3B	$4,862.8B	$4,030.4B	$4,030.3B

* The funding of the 2020 STIP was based on pre-determined goals and was funded at 200% in light of the Company's remarkable response to the COVID-19 pandemic. From the Company-wide STIP pool, life-enhancing bonuses were provided to our frontline workers across our global manufacturing, field service and sales organizations, and we repaid and compensated employees for reduced pay and furloughs that took place during the third quarter of fiscal 2020.

2024 PSU Awards

	Target	Maximum
Adjusted Free Cash Flow	Three-year cumulative target adjusted FCF of $2,900M.	Three-year cumulative adjusted FCF of $3,500M.
Adjusted ROIC	Target was set at a three-year average adjusted ROIC of 13% in order to motivate management to grow the business and encourage meaningful business development investments.	Three-year average adjusted ROIC goal of 16%.
Relative TSR	Target requires relative TSR at 50th percentile.	95th percentile is required for maximum payout.

2024 COMPENSATION DECISIONS

- Excluding Mr. Mitchell, increased base salaries for NEOs, ranging from 3.5% to 8.3%. Mr. Mitchell received a more significant total increase to his base salary of approximately 55% as described further below (see "Fiscal 2024 Total Direct Compensation Elements in Detail — Base Salary" for additional information). Similar to each of the previous years reported in the Summary Compensation Table, Mr. MacMillan's base salary increase of 3.5% is consistent with the total 3.5% merit increase funding provided Company-wide and based on his continued leadership and focus on strengthening the Company's base businesses. In addition to an adjustment at the beginning of fiscal 2024, Mr. Mitchell's base salary was subsequently adjusted effective January 1, 2024 to reflect his increased responsibility and role as Chief Operating Officer. Effective January 1, 2024, Mr. Mitchell's target STIP opportunity was also increased to equal 100% of his new annual base salary and his target deferred compensation program contribution was increased to $140,000.

- The funding of the 2024 STIP was based on the achievement of pre-determined adjusted revenue and adjusted EPS goals. The Company-wide STIP pool was funded at 109% in light of near target adjusted revenue performance and above target adjusted EPS performance. The STIP targets for adjusted revenue and adjusted EPS reflected challenging targets, with maximum funding occurring only through exceptional results, including remarkable base business performance.

- Determined that long-term incentive awards for executive officers will continue to be allocated 50% to PSUs, 25% to RSUs and 25% to stock options, as in fiscal 2023.

- For PSUs awarded as long-term incentive compensation, determined to continue utilizing adjusted FCF, adjusted ROIC and relative TSR as performance measures over three years, to provide a balanced approach with two consistent absolute metrics (adjusted FCF and adjusted ROIC) and one relative metric (TSR), with a payout cap at 100% for negative TSR performance that otherwise warrants above-target funding. The weighting for PSUs for fiscal 2023 was adjusted to increase the weight of adjusted FCF from 33% to 50% and set adjusted ROIC and TSR at 25% each, which was maintained for fiscal 2024. The greater emphasis on adjusted FCF promotes profitable growth with strong capital discipline in uncertain economic times and focuses performance on our ability to generate cash to fund capital initiatives such as making acquisitions and share repurchases, each of which has been in focus for us from a capital deployment standpoint.

Looking Ahead to Fiscal 2025

The Committee has made several decisions relating to executive pay for fiscal 2025, including:

- Increased base salaries for NEOs, ranging from 3.5% to approximately 15.4%, including a 3.5% increase for Mr. MacMillan in line with Company-wide merit increases. Ms. Oberton and Mr. Mitchell received base salary increases of 5% and 15.4%, respectively, reflecting strong individual performance and bringing their compensation in line with our peers. Mr. Mitchell's base salary increase also reflected his responsibility in his new role and continued potential. Mr. Griffin and Mr. Verstreken each received modest base salary increases of 3.8% and 3.5%, respectively, which also generally aligned with Company-wide merit increases for fiscal 2025.

- Determined that funding of the 2025 STIP will be based on the achievement of pre-determined adjusted revenue and adjusted EPS goals, consistent with fiscal 2024.

- Increased or maintained fiscal 2025 LTIP grant values for all NEOs based on fiscal 2024 performance, anticipated future performance and market competitiveness of compensation, continuing to reward for performance and drive NEO retention.

- Determined that long-term incentive awards for executive officers will continue to be allocated 50% to PSUs, 25% to RSUs and 25% to stock options, as in fiscal 2024.

- For PSUs awarded as long-term incentive compensation, determined to continue utilizing adjusted FCF, adjusted ROIC and relative TSR as performance measures over three years, to provide a balanced approach with two consistent absolute metrics (adjusted FCF and adjusted ROIC) and one relative metric (TSR), with a payout cap at 100% for negative TSR performance that otherwise warrants above-target funding. The weighting for PSUs for fiscal 2025 continued to reflect a higher weighting of adjusted FCF at 50% and weighting of adjusted ROIC and TSR at 25% each. For fiscal 2025, the calculation of adjusted ROIC will capture investments in short-term and long-term debt securities (in addition to cash equivalents) to reflect how the Company manages its holdings of debt securities consistent with investments with maturities of three months or less.

"Say-on-Pay" and Stockholder Feedback

Our Compensation Committee continually evaluates the design and direction of our compensation structure and each year, we take into account the result of the "say-on-pay" vote cast by our stockholders. In recent years, following stockholder feedback, our say-on-pay vote results and issues raised by proxy advisory firms, we have taken a number of actions, including those described below, which we believe demonstrate our Board's responsiveness and commitment to incorporating stockholder feedback as we review our governance and compensation structure. As a result of these actions and outreach, we have seen our say-on-pay vote approval increase over the last few years (2021 – 69% approval; 2022 – 70.47% approval; 2023 – 77% approval; and 2024 – 79% approval).

While say-on-pay is a key indicator of stockholder feedback, we also are committed to maintaining an open dialogue with our institutional investors and stockholders throughout the year. Similar to previous years, in the proxy "offseason", we reach out to discuss business topics, seek feedback on our performance and address other matters of importance to our stockholders. Since our 2024 Annual Meeting, we have actively engaged with a number of our largest institutional investors specifically on governance issues, including by reaching out to our top 20 institutional investors, representing approximately 55% of our outstanding shares. We ultimately met with four of those top 20 institutional investors, with our General Counsel; Vice President, Investor Relations; and Vice President, Corporate Secretary all participating in the meetings. To the extent requested by investors, directors also participate in these discussions. This year, one of our investors asked if the discussion could include our Lead Independent Director, and as a result, Ms. Wendell participated in one meeting.

Overall, our "offseason" meetings have been positive and productive with our stockholders communicating support for our compensation programs. Although we did not hear common themes or concerns on compensation matters during this year's annual stockholder outreach, on the following pages we provide specific feedback and areas of focus we heard as part of our discussions with investors. We value all stockholder feedback we receive, and as in previous years, the management team provides detailed feedback on the meetings to our Lead Independent Director (to the extent she is not present for the meeting) as well as to our Compensation Committee and Nominating and Corporate Governance Committee. Our Compensation Committee continues to regularly evaluate our executive compensation structure and assesses its effectiveness to ensure the design is incenting performance that is in the best interests of the Company as well as our stockholders and considers the varied perspectives as it continues to design and evolve our executive compensation program. The full Board is also updated on feedback received. Through this dialogue with investors, we received additional validation on the design of our executive compensation program and the compensation-related actions we continue to take to support our employees.

For additional context, see below for information about our discussions with investors on executive compensation matters in recent years.

Below is a summary of the feedback we received through our fall 2024 investor engagement program and how we responded.

Following the fall 2023 shareholder engagement efforts, at our 2024 Annual Meeting of Stockholders, we saw a further increase in our say-on-pay vote approval to 79%. During the fall 2024, we continued our more extensive shareholder outreach, including by reaching out to our top 20 institutional investors, representing approximately 55% of our outstanding shares. We also had numerous conversations with stockholders and investment analysts as part of our normal investor relations activities. The investors we reached out to indicated they were satisfied with our executive compensation program, did not have concerns they wished to share with us, or did not respond. For the investors we spoke to as part of our annual outreach, they understood and supported our overall executive compensation program design and stockholder outreach, with specific feedback and areas of focus we heard as part of our outreach noted below.

What We Heard	Our Response
Investors supported the continuity of our executive compensation program design over the last three years and were not prescriptive on appropriate compensation design, but did encourage us to continue our commitment to a pay for performance program and to include disclosure around the Compensation Committee's rationale for compensation plan related decisions.	Each year the Compensation Committee works very closely with its independent compensation consultant and management to assist them in assessing the levels of overall compensation and each element of compensation for our CEO and other NEOs and ensure that our Company's executive compensation program is appropriately aligned with our business strategy and is achieving the desired objectives. Nearly 92% of our CEO's compensation is performance-based, while 81% of our other NEOs compensation is performance based. We also continue to focus on providing transparent disclosures in our CD&A linking compensation decisions to performance, strategy and long-term shareholder value creation. The Compensation Committee continues to take investor feedback into account when reviewing the design of our compensation programs.
One investor outside of our top 20 suggested lengthening the vesting period for equity awards.	The Compensation Committee will continue to evaluate the appropriate vesting schedule for future awards. The Compensation Committee works very closely with its independent compensation consultant and annual reviews the vesting schedule and during its last review, determined to maintain the vesting schedule based on market practices. Historically, in structuring the long-term incentive program, the Committee believes it is important to retain elements of the program to continue to capture the motivational benefits of rewarding executives for appreciation in our stock price over the course of multiple years. The PSU portion (50% of long-term incentive awards for executive officers) of the long-term incentive program further aligns the long-term incentive program with important drivers of long-term shareholder value, as vesting is based on achievement of key financial performance goals during the three-year period.
One investor shared that an area of focus for them is internal pay equity as our CEO's compensation during the past fiscal year was more than four times the average compensation received by other NEOs.	As noted above, each year the Compensation Committee works very closely with its independent compensation consultant and management to assist them in assessing the levels of overall compensation and each element of compensation for our CEO and other NEOs and ensure that our Company's executive compensation program is appropriately aligned with our business strategy, stockholder interests and is

achieving the desired objectives. Nearly 92% of our CEO's compensation is performance-based and his target annual TDC opportunities are within a competitive range of the market. Our CEO's compensation is also unique to his understanding and expertise and recognizes his tremendous experience (nearly 20 years as a public company CEO) and value to the Company. In his over 11 years as CEO of the Company, he has led the Company through a period of dramatic transformation and revitalization, continued market share gains and sustained revenue growth. Further, no such pay inequity exists as between our other NEOs.

In addition, leaning in to our Purpose, Passion and Promise has led to consistent growth in our base businesses, directly impacted our stock performance and over 200% TSR growth since he started. As evidenced by his substantial ownership of Hologic shares, his interests are well-aligned with those of our stockholders. Above all else, since his appointment as CEO, our strong performance has enabled Hologic to invest in initiatives that help more women and deliver for our stockholders.

Two of our largest investors commented that they were "supportive" of our executive compensation program and the continued opportunity to engage and discuss any questions or concerns they may have.

We continue to believe that positive, two-way dialogue builds informed relationships that promote transparency and accountability and our Board continues to consider stockholder perspectives, as well as the interests of all stakeholders, when overseeing and formulating governance practices and designing compensation programs.

Based on our continued discussions with our largest stockholders, as described above, we believe they continue to endorse our annual compensation program as it has evolved. Our Compensation Committee regularly evaluates our executive compensation structure and assesses its effectiveness to ensure the design is incenting performance that is in the best interests of the Company as well as our stockholders.

Executive Compensation Best Practices

We have in place a number of industry-leading practices.

 **What We Do**

- Double-trigger for accelerated equity vesting upon a change of control
- Golden parachute policy
- Compensation recoupment (clawback) policy
- Meaningful stock ownership guidelines for our CEO, non-employee directors and executive officers
- Robust annual review of compensation program elements, each NEO's role and responsibilities, performance metrics, practices of companies in our peer group and survey data
- Independent compensation consultant
- Compensation Committee of all independent, non-employee directors
- Annual risk assessments

 **What We Don't Do**

- No tax gross-ups on severance or change of control payments
- No hedging/pledging of Hologic stock
- No option repricing without stockholder approval
- No excessive perquisites for executives
- No excessive risk-taking in our compensation programs

Compensation of Executive Officers

Our Compensation Philosophy

The ability to compete effectively in the markets within which we operate depends to a large extent on our success in identifying, recruiting, developing and retaining management talent. We also need to remain focused on creating sustainable long-term growth and stockholder value. To this end, the design of our executive compensation program and the decisions made by the Committee are guided by the following principles:

- **Pay for performance**. We believe that our compensation programs should motivate high performance among our NEOs within an entrepreneurial, incentive-driven culture and that compensation levels should reflect the achievement of short- and long-term performance objectives.

- **Competitive pay**. We aim to establish overall target compensation (compensation received when achieving expected results) that is competitive with that being offered to individuals holding comparable positions at other public companies with which we compete for business and talent.

- **Focus on total direct compensation**. We seek to offer a total executive compensation package that best supports our leadership talent and business strategies. We use a mix of fixed and variable pay to support these objectives, as well as provide benefits and perquisites, where appropriate.

Principal Elements of Pay: Total Direct Compensation

Our compensation philosophy is supported by the following principal elements in our annual executive compensation program:

Element	Form	Purpose
Base Salary	Cash (fixed)	Provides a competitive level of pay that reflects the executive's experience, role and responsibilities.
Short-Term Incentives	Cash (variable)	Rewards achievement of individual, business segment/function and/or overall corporate results for the most recently completed fiscal year.
Long-Term Incentives	Equity (variable)	Provides meaningful incentives for management to execute on longer-term financial and strategic growth goals that drive stockholder value creation and supports the Company's retention strategy.
Deferred Compensation	Cash (variable)	Rewards achievement of corporate results and individual performance for the most recently completed fiscal year and also serves as a differentiating recruiting tool and retention mechanism.

Fiscal 2024 Total Direct Compensation Elements in Detail

BASE SALARY

Base salary represents annual fixed compensation and is a standard element of compensation necessary to attract and retain talent. It is the minimum payment for a satisfactory level of individual performance as long as the executive remains employed with us. Base salary is set at the Committee's discretion after taking into account the competitive landscape including the compensation practices of the companies in our selected peer groups (and, where appropriate, survey data from a broader index of comparable public companies), our business strategy, our short- and long-term performance goals and certain individual factors, such as position, salary history, individual performance and contribution, length of service with the Company and placement within the general base salary range offered to our NEOs.

The base salaries for our NEOs for fiscal 2024 were as follows:

NEO	Base Salaries of NEOs[1]		
	FY2024 Salary	FY2023 Salary	Percentage Increase
Stephen P. MacMillan	$1,217,378	$1,176,211	3.5%
Karleen M. Oberton	$700,000	$650,000	7.7%
Essex D. Mitchell	$650,000	$420,000	55%
John M. Griffin	$650,000	$600,000	8.3%
Jan Verstreken	£615,000	£475,000	5.1%

[1] *Reflects base salaries set at the beginning of the fiscal year indicated; however, Mr. Mitchell's fiscal 2024 base salary also reflects his January 1, 2024 increase.*

Based on the Company's financial performance in fiscal 2023, the Company increased base salaries of our NEOs by amounts ranging from 3.5% to 55%. Mr. MacMillan's increase of 3.5% was consistent with the total 3.5% merit increase funding provided Company-wide and based on his leadership and contributions to strengthen the Company's base businesses, expected future contributions and knowledge, and based on a comparative analysis of CEO compensation in our peer group and survey data. After considering individual performance, internal equity, competitive market data and retention, Ms. Oberton and Messrs. Griffin and Verstreken received base salary increases ranging from 5.1% to 8.3%. After adjusting Mr. Mitchell's base salary at the beginning of fiscal 2024 by 7.1%, Mr. Mitchell's base salary was subsequently adjusted effective January 1, 2024 to reflect his promotion to Chief Operating Officer and his increased responsibilities in such role, resulting in a total increase across fiscal 2024 of 55%.

The Committee believes that increases in executive salaries from time to time are essential to stay competitive in the market, retain top talent, and recognize the growing responsibilities and contributions of our leaders. If adjustments to base salary are warranted in the future, any such adjustments will be guided by the Committee's belief that increases must align with market trends and organizational growth while incentivizing sustained performance and commitment.

SHORT-TERM INCENTIVE PLAN

How the STIP Works

The STIP provides our NEOs the opportunity to earn a performance-based cash bonus based on the achievement of a combination of financial and non-financial corporate, divisional and/or individual goals.

1. **Establish Payout Opportunities.** Targeted payout levels are expressed as a percentage of base salary and established for each participant. An individual's bonus components are determined by such individual's title and/or role. Bonus payouts could range from 0% to 200% of targeted payout levels (e.g., the maximum bonus payout for an individual with a targeted payout level of 50% of annual base salary would be 100% of annual base salary).

2. **Determine Financial Objectives.** The corporate financial goals under the 2024 STIP were focused on the achievement of adjusted revenue and adjusted EPS performance objectives (for definition of adjusted revenue and adjusted EPS, see Annex A).

3. **Set Individual Performance Objectives.** The 2024 STIP also provides for the assessment of performance based upon the achievement of individual performance objectives, which for some NEOs included divisional performance objectives, all of which were approved by the Committee.

4. **Calculate Funding Levels.** The overall funding level of the STIP is generally determined based upon the Company's performance against the established targets. Funding of the STIP is contingent upon achieving the threshold level for at least one of the two corporate performance objectives. If neither corporate performance objective threshold is met, there is no payout under the STIP.

5. **Approve Individual Awards.** Individual bonus awards for NEOs were calculated based upon the targeted payout levels and achievement of corporate financial and individual performance objectives.

Individual Bonus Opportunity Ranges[(1)]



CEO		
75% Threshold	**150%** Target	**300%** Maximum

Other NEOs		
37.5% Threshold	**75%** Target*	**150%** Maximum

*   *For Mr. Mitchell, bonus is 100% of target*

[(1)]   *Expressed as a percentage of base salary*

2024 Performance Objectives and Results

The Committee believed the financial performance components of the 2024 STIP were achievable, but appropriately challenging, based on market climate and internal budgeting and forecasting. The following table outlines the threshold, target and maximum financial performance objectives for the 2024 STIP, as well as the results achieved:



Performance Measures	Weighting	Threshold	Target (100%)		Maximum
Adjusted Revenue	60%	$3.900B	$4.057B	Actual Achieved under 2024 STIP **$4.030B**	**$4.280B**
Adjusted EPS	40%	$3.75	$3.91	Actual Achieved under 2024 STIP **$4.08**	**$4.40**

> **Why Adjusted Revenue and Adjusted EPS?**
>
> **ADJUSTED REVENUE.** The Committee believes that organic growth, that is, revenue growth excluding the impact of changes in foreign exchange rates and current-year acquisitions and other transactions, is an important measure of management's achievements in operating the Company's core businesses during the year. Accordingly, the Committee utilizes adjusted revenue as a performance measure in the STIP.
>
> Adjusted revenue, which is intended to reflect organic growth, is calculated on a constant currency basis using budgeted foreign currency exchange rates and, pursuant to the terms of our STIP, is also adjusted (i) to remove the effect of acquisitions or dispositions (including the discontinuance of a product or product line other than in the ordinary course of business) that are completed during the reporting period that materially affect the Company's consolidated revenue; and (ii) to exclude any acquisition-related accounting or other effects that are excluded in the calculation of adjusted EPS. Revenue and net income that are adjusted to exclude the impact of these events are non-GAAP measures.
>
> For fiscal 2024, adjusted revenue was calculated on a constant currency basis, using the fiscal 2024 budgeted foreign currency exchange rates. A reconciliation of our non-GAAP adjusted revenue to our GAAP revenue is provided in Annex A to this proxy statement.
>
> **ADJUSTED EPS.** This metric is used by management to evaluate our historical operating results and as a comparison to competitors' operating results. The Committee agrees with this approach and uses this non-GAAP measure as a performance measure in the STIP.
>
> Adjusted EPS is calculated as set forth in Annex A. This financial measure adjusts for specified items that are of a non-cash nature or can be highly variable or difficult to predict, as well as certain effects of acquisitions and dispositions that may not necessarily be indicative of operational performance. A reconciliation of our non-GAAP adjusted EPS to our GAAP EPS is provided in Annex A to this proxy statement.

How We Establish Adjusted Revenue and Adjusted EPS Goals

In setting the adjusted revenue and adjusted EPS goals for our 2024 STIP, the Committee considered the Company's historical performance as well as the market climate and internal budgeting and forecasting. For the 2024 STIP, adjusted revenue at target represents approximately a slight 0.6% increase over fiscal 2023 adjusted revenue, while adjusted revenue at maximum represents approximately a 6.1% increase over prior year adjusted revenue. Adjusted EPS at target represents approximately a small 1.3% decrease compared to fiscal 2023 adjusted EPS, while adjusted EPS at maximum represents approximately an 11.1% increase compared to the prior year adjusted EPS. As the Committee sets STIP targets, it evaluates historical performance, the market climate and internal budgeting and forecasting and is conscious of decreasing COVID-19 testing revenue and the negative impact such decrease has on total Company revenue compared to fiscal years 2021, 2022 and 2023. Accordingly, as COVID-19 testing revenue was projected to continue to decrease in fiscal 2024, and in consideration of the divestiture of our SSI ultrasound imaging business which further decreased revenue in fiscal 2024 as compared to prior years, the Committee set challenging targets that focus on the performance and growth of the underlying base businesses.

2024 STIP Awards

For fiscal 2024, the Company's adjusted revenue performance was 91% of target and adjusted EPS was 134% of target. With adjusted revenue weighted 60% and adjusted EPS weighted 40%, these performance results yield a payout at 109% of target. Individual bonus awards for NEOs were then calculated based on this overall funding level as well as the targeted payout levels and individual performance objectives for each NEO, as discussed in more detail below.

Individual performance objectives reflected the top priorities for our NEOs and were aligned with the top risks identified in our annual enterprise risk management process, including driving global growth, strengthening the pipeline for 2024 and beyond and succession planning and talent development.

MR. MACMILLAN, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER



Fiscal 2024 STIP Awards

Based on the Company's financial performance as well as an assessment of Mr. MacMillan's individual performance for fiscal 2024, Mr. MacMillan was awarded a total bonus amount of $1,990,413, which represents 109% of his overall target amount.

Target Payout Level



20% individual performance objectives

150% of base salary

80% corporate financial performance objectives

Performance Objectives and Outcomes

Mr. MacMillan's individual performance objectives were designed to reward the achievement of the following goals:

Performance Goals	Fiscal 2024 Performance Outcomes
Accelerating global growth, including top- and bottom-line growth in core businesses.	• Continued exceptional leadership through the post-pandemic environment. • Delivered solid growth on top of exceptional growth in fiscal year 2023. • Leveraged strength of business to focus on our role to globally help more women and elevate the profile of the Company.
Strengthening the product pipeline for 2026 and beyond by product launches and identifying strategic acquisitions or external technologies.	• Continued to strengthen each of the base businesses, resulting in strong organic growth, excluding COVID-19 revenues, for each. • Supported robust research and development investments to drive organic revenue growth. • Continued thoughtful and dedicated capital allocation and M&A strategy, with the acquisition of Endomagnetics.
Fueling performance through talent-focused leadership, including focusing on succession planning and talent development by continuing to develop potential successors for key leadership positions.	• Continued leadership development of potential successors and key management roles, and building an inclusive ethos which values diversity across the organization. • Led seamless appointment of Chief Operating Officer to help drive organic growth in each of our businesses and continue our strong operational and financial performance.

MS. OBERTON, CHIEF FINANCIAL OFFICER



Fiscal 2024 STIP Awards

Based on the Company's financial performance as well as an assessment of Ms. Oberton's individual performance for fiscal 2024, Ms. Oberton was awarded a total bonus amount of $600,000, which represents 114% of her overall target amount.

Target Payout Level



20% individual performance objectives

75% of base salary

80% corporate financial performance objectives

Performance Objectives and Outcomes

Ms. Oberton's individual performance objectives were designed to reward the achievement of the following goals:

Performance Goals	Fiscal 2024 Performance Outcomes
Driving global growth and accelerating recovery by providing strategic partnership to support Information Technology, supply chain, global services and network optimization, as well as optimizing tax efficiencies and mitigating the impact of global tax policy.	• Drove capital allocation strategy with continued share repurchases and acquisitions while maintaining a net leverage ratio under 2x-3x. • Positioned Information Technology as a strategic partner in delivering business solutions. • Delivered on fiscal 2024 global service initiatives measurement objectives.
Strengthening the product pipeline for 2026 and beyond by providing strategic partnership, insights and solutions for pipeline development and driving rigor in understanding of key assumptions with deal models and delivering financial support in realization.	• Supported robust research and development investments and scenarios for deal models. • Delivered financial support to help realize cost synergies assumed in deal models and drive for upside. • Supported Diagnostics in strategic decisions around Mobidiag.
Focusing on succession planning and talent development by increasing organizational talent and capabilities in Finance and Information Technology and identifying and developing potential successors for key financial leadership positions.	• Continued to develop internal candidates for key roles. • Increased talent pipeline as measured by the increase in the number of potential successors for critical positions, including the hiring of a key international vice president role.

MR. MITCHELL, CHIEF OPERATING OFFICER



Fiscal 2024 STIP Awards

Based on the Company's financial performance as well as an assessment of Mr. Mitchell's individual performance for fiscal 2024, Mr. Mitchell was awarded a total bonus amount of $725,000, which represents 112% of his overall target amount.

Target Payout Level



40% tied to individual performance objectives

100% of base salary

60% of his bonus opportunity tied to corporate financial performance objectives

Performance Objectives and Outcomes

Mr. Mitchell's individual performance objectives were designed to reward the achievement of the following goals:

Performance Goals	Fiscal 2024 Performance Outcomes
Driving global growth, including top- and bottom-line growth in core businesses and delivering high-quality safe products.	• Delivered solid growth on top of exceptional growth in fiscal year 2023. • Hired new head of Quality Assurance and drove focus on quality across the organization.
Strengthening the product pipeline for 2026 and beyond by product launches and identifying strategic acquisitions or external technologies.	• Hired new head of Corporate Strategy and Development to drive portfolio and product pipeline and pursue strategic acquisitions. • Executed on Endomagnetics acquisition and Gynesonics opportunity.
Focusing on succession planning and talent development by hiring for key divisional leadership positions and developing talent and leadership capabilities at all levels with a focus on identifying successors for critical roles.	• Aligned talent and resources with division business needs. • Filled open positions with speed and discipline. • Identified and continued to develop potential successors.

MR. GRIFFIN, GENERAL COUNSEL



Fiscal 2024 STIP Awards

Based on the Company's financial performance as well as an assessment of Mr. Griffin's individual performance for fiscal 2024, Mr. Griffin was awarded a total bonus amount of $550,000, which represents 113% of his overall target amount.

Target Payout Level



20%
tied to individual performance objectives

75%
of base salary

80%
tied to corporate financial performance objectives

Performance Objectives and Outcomes

Mr. Griffin's individual performance objectives were designed to reward the achievement of the following goals:

Performance Goals	Fiscal 2024 Performance Outcomes
Driving global growth by aligning and allocating legal resources to support growth across all regions and franchises and supporting quality initiatives and regulatory compliance.	• The legal, business development and integration teams focused on the most important priorities to accelerate revenue growth. • Drove quality awareness throughout the Company and provided advice and training on regulatory compliance.
Strengthening the product pipeline for 2026 and beyond by developing commercial teams for product launches and partnering with divisions and regions in executing acquisitions.	• Aligned intellectual property and other legal resources with product launch priorities. • Executed acquisitions and technology deals with Business Development team.
Focusing on succession planning and talent development by developing potential successors, providing leadership growth opportunities and realigning internal functions to further departmental capabilities.	• Provided key experiences and refined development plans for potential successors. • Refined development plans for all attorneys and professionals.

MR. VERSTREKEN, GROUP PRESIDENT, INTERNATIONAL



Fiscal 2024 STIP Awards

Based on the Company's financial performance as well as an assessment of Mr. Verstreken's individual performance for fiscal 2024, Mr. Verstreken was awarded a total bonus amount of $611,323, which represents 117% of his overall target amount.

Target Payout Level



40% tied to individual performance objectives

75% of base salary

60% of his bonus opportunity tied to corporate financial performance objectives

Performance Objectives and Outcomes

Mr. Verstreken's individual performance objectives were designed to reward the achievement of the following goals:

Performance Goals	Fiscal 2024 Performance Outcomes
Driving global growth by accelerating the growth of the International base businesses.	• Achieved growth targets with focus on core organic base business. • Drove COVID-19/Multiplex use on existing Panther instruments.
Strengthening the pipeline for 2026 and beyond by executing on new product launches and developing new partnership with divisional strategy.	• Pursued both up and downstream prioritization, alignment and execution in each of the portfolios. • Aligned International strategic development to stay closely connected to the Divisional Business Development activities.
Focusing on succession planning and talent development by identifying and growing near-and longer-term succession candidates for key leadership roles and providing coaching and experiences for key employees.	• Increased structure for succession planning efforts. • Filled open positions with ambition and speed.

LONG-TERM EQUITY INCENTIVES

We believe long-term equity incentive compensation encourages NEOs to seek sustainable growth and value creation. We also use our long-term awards to attract and retain critical employee talent by providing a competitive market-based opportunity. To achieve these objectives, we award long-term incentives on an annual basis in the form of equity. For fiscal 2024, we structured our annual equity incentive awards as follows:



Performance Stock Units – FCF PSUs

One-half of the PSUs vest based on the Company's adjusted FCF measured over a three-year performance period (the FCF PSUs). The FCF PSUs become earned based on the Company's cumulative adjusted FCF performance. If the Company's adjusted FCF performance is less than $2,100M, then no FCF PSUs will become earned. At the vesting date, the earned FCF PSU awards are settled in shares of common stock, unless settlement has been deferred pursuant to the Company's Deferred Equity Plan. For details about our use of adjusted FCF as a performance measure, please see "Why Adjusted FCF, Adjusted ROIC and Relative TSR?" below. FCF PSUs also are subject to the terms and conditions set forth in the form of FCF Performance Stock Unit Award Agreement.

The following table outlines the threshold, minimum, target, 150% and maximum FCF goals for the FCF PSUs granted as fiscal 2024 long-term incentive awards (see "2024 Long-Term Annual Incentive Award Grants" below):



(1) *Calculated at the end of the three-year performance period.*

(2) *Expressed as a percentage of target PSUs granted.*

Vesting of FCF PSUs Granted in Fiscal 2021

The PSU awards granted in November 2020 (fiscal 2021) that became earned in November 2021 (fiscal 2022) vested in November 2023 (fiscal 2024). These FCF PSUs were subject to three-year service-based cliff vesting, with performance-based vesting contingent on the Company achieving adjusted FCF of $800 million. If adjusted FCF for the performance period was below $800 million, none of the PSUs would vest. Target adjusted FCF was $1,100 million and maximum adjusted FCF was $1,800 million. Actual adjusted FCF performance was $2,251 million for the fiscal 2021 performance period. Accordingly, these PSUs became earned and subsequently vested at 200% of target.

Vesting of FCF PSUs Granted in Fiscal 2022

The PSU awards granted in November 2021 (fiscal 2022) vested in November 2024 (fiscal 2024). These FCF PSUs were subject to three-year service-based cliff vesting, with performance-based vesting contingent on the Company achieving adjusted FCF of $2,000 million. If adjusted FCF for the performance period was below $2,000 million, none of the PSUs would vest. Target adjusted FCF was $2,800 million and maximum adjusted FCF was $5,000 million. Actual adjusted FCF performance was $3,822 million for the fiscal 2022 performance period. Accordingly, these PSUs became earned and subsequently vested at 146% of target.

Performance Stock Units - ROIC PSUs

One-fourth of the PSUs granted use adjusted ROIC as a metric and vest only if the Company achieves a pre-determined adjusted ROIC three-year average minimum threshold at the end of a three-year performance period (the ROIC PSUs). If the minimum adjusted ROIC threshold is not achieved, none of the ROIC PSUs granted for that performance period will vest and all will be forfeited. If the target adjusted ROIC goal is achieved, 100% of the ROIC PSUs granted will vest. The maximum payout for ROIC PSUs is limited to 200% of the target number of ROIC PSUs granted and is earned only if we achieve the maximum adjusted ROIC goal.

At the vesting date, earned ROIC PSU awards are settled in shares of our common stock, unless settlement has been deferred pursuant to the Company's Deferred Equity Plan. For details about our use of adjusted ROIC as a performance measure, please see "Why Adjusted FCF, Adjusted ROIC and Relative TSR?" below. ROIC PSUs also are subject to the terms and conditions set forth in the form of ROIC Performance Stock Unit Award Agreement.

The following table outlines the threshold, minimum, target, 160% and maximum adjusted ROIC goals for the ROIC PSUs granted as fiscal 2024 long-term incentive awards (see "2024 Long-Term Annual Incentive Award Grants" below):



(1)   *Calculated at the end of the three-year performance period.*

(2)   *Expressed as a percentage of target PSUs granted.*

Vesting of ROIC PSUs Granted in Fiscal 2021

The ROIC PSU awards granted in November 2020 (fiscal 2021) that became earned in November 2021 (fiscal 2022) vested in November 2023 (fiscal 2024). These ROIC PSUs were subject to three-year service-based cliff vesting, with performance-based vesting contingent on the Company achieving an adjusted ROIC of 10% for the one-year performance period. If adjusted ROIC for the performance period was below 10%, none of the PSUs would vest. Target adjusted ROIC was 13% and maximum adjusted ROIC was 26%. Actual adjusted ROIC performance was 32.58% for the fiscal 2021 performance period. Accordingly, these PSUs became earned and subsequently vested at 200% of target.

Vesting of ROIC PSUs Granted in Fiscal 2022

The ROIC PSU awards granted in November 2021 (fiscal 2022) that vested in November 2024 (fiscal 2025). These ROIC PSUs were subject to three-year service-based cliff vesting, with performance-based vesting contingent on the Company achieving an average adjusted ROIC of 10% for the three-year performance period. If the adjusted ROIC was below 10%, none of the PSUs would vest. Target adjusted ROIC was 13% and maximum adjusted ROIC was 16%. Actual adjusted ROIC performance was 16.96% for the three-year performance period. Accordingly, these PSUs became earned and subsequently vested at 200% of target.

Performance Stock Units – TSR PSUs

An additional one-fourth of the PSUs vest based on the Company's total stockholder return as compared to the total stockholder return of companies in the TSR PSU Peer Group, measured over a three-year performance period (the TSR PSUs). The TSR PSU awards vest at target and at 200% of target upon achievement of relative total stockholder return at the 50th and 95th percentile, respectively. If the Company's relative total stockholder return is below the 25th percentile, then no TSR PSUs will vest. At the vesting date, earned PSU awards are settled in shares of common stock, unless settlement has been deferred pursuant to the Company's Deferred Equity Plan.

For details about our use of relative TSR as a performance measure, please see "Why Adjusted FCF, Adjusted ROIC and Relative TSR?" below. TSR PSUs also are subject to the terms and conditions set forth in the form of TSR Performance Stock Unit Award Agreement.

The following table outlines the threshold, minimum, target, 150% and maximum goals for the TSR PSUs granted as fiscal 2024 long-term incentive awards (see "2024 Long-Term Annual Incentive Award Grants" below):



(1) *Calculated at the end of the three-year performance period.*

(2) *Expressed as a percentage of target PSUs granted.*

Vesting of TSR PSUs Granted in Fiscal 2021

The PSU awards granted in November 2020 (fiscal 2021) vested in November 2023 (fiscal 2024). These TSR PSUs were subject to a three-year cliff vesting period with vesting contingent on the Company achieving a relative total stockholder return at the 25th percentile or above. If relative total stockholder return for the performance period was below the 25th percentile, none of the PSUs would vest. Hologic's total stockholder return for the three-year performance period was 15.72%, which put Hologic in the 50th percentile of the TSR PSU peer group. Accordingly, these PSUs vested at 100% of target.

Vesting of TSR PSUs Granted in Fiscal 2022

The PSU awards granted in November 2021 (fiscal 2022) vested in November 2024 (fiscal 2025). These TSR PSUs were subject to a three-year cliff vesting period with vesting contingent on the Company achieving a relative stockholder return at the 25th percentile or above. If relative total stockholder return for the performance period was below the 25th percentile, none of the PSUs would vest. Hologic's total stockholder return for the three-year performance period was 3.83% which put Hologic in the 79th percentile of the TSR PSU peer group. Accordingly, these PSUs vested at 160% of target.

Summary of Performance of Fiscal 2021 and Fiscal 2022 PSUs

As reflected above, the overall performance of the Fiscal 2021 PSUs was 166% and Fiscal 2022 PSUs was 169%. The increase reflects the Company's overall performance during the respective periods consistent with the Board's and Compensation Committee's philosophy to pay for performance.

Why Adjusted FCF, Adjusted ROIC and Relative TSR?

ADJUSTED FCF. The Committee introduced adjusted FCF as a performance metric in fiscal 2020 to measure the Company's financial discipline and adjusted it in fiscal 2022 to measure performance over a cumulative three-year period.

In addition to being well-received and supported by our stockholders, the use of adjusted FCF:

✓ Promotes profitable growth with strong capital discipline

✓ Measures ability to generate cash to fund capital initiatives such as making acquisitions, repurchasing shares, expanding operations or paying down debt

Adjusted FCF is calculated by subtracting capital expenditures from our adjusted operating cash flow. A reconciliation of our net cash provided by operating activities to our non-GAAP adjusted FCF is provided in Annex A to this proxy statement.

ADJUSTED ROIC. The Committee introduced adjusted ROIC as a performance metric in fiscal 2014 to hold management accountable for generating greater returns on capital allocated. Investors have been supportive of the use of adjusted ROIC. Given the significant improvement in adjusted ROIC since its introduction as a performance metric, the Committee believes it is having the intended effect.

In addition to being well-received and supported by our stockholders, the use of adjusted ROIC:

✓ Creates an effective balance in our program of growth (our STIP focuses on adjusted revenue and adjusted EPS) and returns (our long-term incentives focus on ROIC)

✓ Holds management accountable for the efficient use of capital

✓ Links executive compensation to value creation

The key building blocks of our adjusted ROIC metric are: (1) adjusted net operating profit after tax (NOPAT), (2) average net debt, and (3) average stockholders' equity. Adjusted ROIC is calculated as NOPAT/(average net debt + average stockholders' equity).[1] Adjusted ROIC is a non-GAAP measure.

RELATIVE TSR. The Committee introduced relative TSR as a performance metric in fiscal 2017. In addition to being well-received and supported by our stockholders, use of relative TSR:

✓ Provides an external relative performance measure, which complements the internal absolute ROIC measure

✓ Links executive compensation directly to stockholder value creation

To calculate the Company's relative TSR performance, the cumulative three-year TSR for Hologic and each of the companies in the TSR Peer Group is calculated and then Hologic's discrete percentile rank is calculated. The TSR PSUs vest at target and at 200% of target upon achievement of relative TSR at the 50th and 95th percentile, respectively. If the Company's relative TSR is below the 25th percentile, no TSR PSUs will vest and all will be forfeited.

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[1] NOPAT is calculated in a manner similar to the calculation of adjusted net income, as used for the calculation of adjusted EPS under our STIP as described in Annex A, except the impact to operating results from acquisitions and dispositions are not excluded, and non-operating income and expenses, such as interest expense, etc. are excluded. The NOPAT amounts are intended to match the amounts included in our publicly released Non-GAAP results. Average stockholders' equity is the average of the beginning of the period and the end of the period stockholders' equity; provided, however, that average stockholders' equity is adjusted to exclude any charges for impairment of goodwill and intangible assets that occur after September 28, 2013. Average net debt is the average of the beginning of the period and the end of the period net debt which is the total book value of all debt outstanding less cash and cash equivalents.

How We Establish Adjusted FCF, Adjusted ROIC and Relative TSR Goals

ADJUSTED FCF. In setting adjusted FCF goals for the FCF PSUs, the Committee considered the Company's budgeted and actual adjusted FCF performance over the past three years. Considering the Company's past and anticipated performance, for fiscal 2024 FCF PSU grants, the Committee established a three-year cumulative adjusted FCF target of $2,900 million (maintaining the same target as the 2023 FCF PSUs) while setting a threshold of $2,100 million and maximum of $3,500 million. The performance goals continue to motivate senior management to promote both short- and long-term profitable growth with strong capital discipline, which prioritizes sustainable value creation. The Committee has also considered the continued annual roll-off of the Company's COVID-19 testing related revenue.

ADJUSTED ROIC. In setting adjusted ROIC goals for the ROIC PSUs, the Committee considered past performance as well as future opportunities for efficiencies. Considering the Company's past and anticipated financial performance while remaining sensitive to our fiscal 2024 through 2026 M&A analysis, for the fiscal 2024 ROIC PSU grants, the Committee determined to maintain the minimum threshold (10%), target (13%) and maximum (16%) levels as used for the 2023 ROIC PSU grants. In setting the adjusted ROIC goals, the Committee continues to view the goals as challenging as it looks to create a balance between focusing management on a forward looking, disciplined approach to capital investment to optimize stockholder return, while also not disincentivizing management to pursue acquisitions, particularly of innovative companies that can materially drive longer-term future growth. The Committee recognizes that continued excellence in strategy execution is necessary to meet the established standard.

RELATIVE TSR. In implementing and setting the relative TSR goals for the TSR PSUs, the Committee considered market practice as well as the Company's focus on driving stockholder value. The TSR PSUs granted as fiscal 2024 long-term incentive awards vest at target upon achievement of relative TSR at the 50th percentile of a custom TSR Peer Group. If the Company's relative TSR is below the 25th percentile, then no TSR PSUs will vest, and all will be forfeited. The Company considered utilizing the 75th percentile of TSR as the requirement for the maximum 200% payout, as many companies do, but determined to continue using the more challenging 95th percentile as the threshold for maximum payout. The Company also utilizes a payout cap at 100% for negative TSR performance that otherwise warrants above-target funding.

Stock Options

Stock options vest in four equal annual installments, becoming fully vested on the fourth anniversary of the grant date. Stock options have a 10-year term and are subject to the terms and conditions set forth in the form of Stock Option Award Agreement. The Committee believes stock options are inherently performance-based because the exercise price is equal to the market value of the underlying stock on the date the option is granted, and therefore the stock option has value to the holder only if the market value of the common stock of the Company appreciates over time. Thus, stock options are intended to provide equity compensation to our employees, including our NEOs, while simultaneously creating value for our stockholders.

Restricted Stock Units

RSUs vest in three equal annual installments, becoming fully vested on the third anniversary of the grant date. Only vested RSUs can be exchanged for shares of Hologic common stock. RSUs also are subject to the terms and conditions set forth in the form of Restricted Stock Unit Award Agreement. The Committee grants RSUs to reflect competitive practices and to promote retention by providing a level of value to recipients based on the price of our common stock at any point in time. In addition to their strong retention value, we believe that RSUs support an ownership mentality, encouraging our employees, including our NEOs, to act in a manner consistent with the long-term interests of the Company and our stockholders.

2024 Long-Term Annual Incentive Award Grants

The annual long-term incentive awards granted to our NEOs in November of 2023 (fiscal 2024) as compared to awards for fiscal 2023 are as follows:

NEO	FY2024 Award Value[1] ($)	FY2023 Award Value[1] ($)	Change (%)
Stephen P. MacMillan	11,750,000	11,000,000	6.8%
Karleen M. Oberton	2,500,000	2,250,000	11.1%
Essex D. Mitchell	2,500,000	1,200,000	108.3%
John M. Griffin	2,000,000	1,800,000	11.1%
Jan Verstreken	2,000,000	2,000,000	0%

[1] The award values in this table differ slightly from the grant date fair values of the awards reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table. The award values in this table are the values awarded by the Committee while the grant date fair value of each award reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table is the award value for accounting purposes.

The Committee increased Mr. MacMillan's grant for fiscal 2024 in light of his continued exceptional leadership through evolving times with each base business delivering double-digit growth excluding COVID-19 revenue and leveraging the strength of the business to focus on the Company's role to globally help more women and elevate the profile of the Company. The increase in value of Ms. Oberton's fiscal 2024 long-term incentive award grant as compared to her fiscal 2023 award was due to her strong performance and leadership, including driving a capital allocation strategy that supports share repurchases and acquisitions as well as to acknowledge the competitive position of her total direct compensation for the year. Mr. Mitchell's increase was driven by the strong performance of the business and his substantial growth potential. For Mr. Griffin, the increase was based on strong leadership and support of priorities to accelerate revenue growth across the Company.

2025 Long-Term Annual Incentive Award Grants

For the annual long-term incentive awards granted to our NEOs in November of 2024 (fiscal 2025), the grants increased by approximately 7.2% for Mr. MacMillan, 20% for Ms. Oberton, and 40% for Mr. Mitchell, with no change for the grants to Mr. Griffin and Mr. Verstreken. These grants align with performance as well as acknowledge the competitive position of the individual's total direct compensation for the year. For Ms. Oberton, the increase in grant value recognizes her continued strong leadership across the Company and an awareness of an overall competitive talent market. For Mr. Mitchell, the increase in grant value recognizes his support of priorities across the organization, strong performance and leadership in his new role and continued growth potential, along with an awareness of an overall competitive talent market. The Compensation Committee works with its independent compensation consultant to set challenging long-term incentive award targets, taking into account Company and industry outlook, historical and projected performance for the Company to promote both short- and long-term profitable growth with strong capital discipline, while not disincentivizing management to pursue acquisitions. More recently, the Committee has also considered the negative impact on total Company revenue compared to fiscal year 2021 and 2022 from the continued roll-off of the Company's COVID-19 testing-related revenue.

DEFERRED COMPENSATION

Deferred Compensation Program Contributions

The Company's Non-Qualified Deferred Compensation Plan (the DCP) provides our NEOs with non-qualified retirement benefits in excess of what may be provided under our 401(k) Savings and Investment Plan and tax code limitations. The Committee considers the DCP Company contribution in the context of total compensation and views the contribution both as a tool to help close a competitive market gap when evaluating the total value of annual compensation and as a retention mechanism. Mr. Verstreken is not eligible to participate in the DCP because he is located outside of the United States.

The DCP allows US-based NEOs to contribute up to 75% of their base salary and 100% of their annual bonus to a supplemental retirement account. In addition, the Company has the ability to make annual contributions to the DCP. Each DCP contribution the Company makes on behalf of our NEOs is subject to a three-year vesting schedule, such that one-third of each contribution vests annually and each contribution is fully vested three years after the contribution is made. In addition, Company contributions become fully vested upon: (i) death, disability or a change of control; (ii) retirement after the attainment of certain age and/or service milestones; or (iii) as otherwise provided by the Committee in its sole discretion. The DCP Company contributions granted to our NEOs in November 2024 (fiscal 2025) and November 2023 (fiscal 2024) are set forth below:

	DCP Company Contribution	
NEO	**November 2024 (fiscal 2025) ($)**	**November 2023 (fiscal 2024) ($)**
Stephen P. MacMillan	272,500	327,500
Karleen M. Oberton	155,000	183,400
Essex D. Mitchell	155,000	150,650
John M. Griffin	155,000	183,400
Jan Verstreken	—	—

The overall funding of the Company's contributions to the DCP is based on the applicable STIP funding factor, with the amount of the Company DCP contribution to each individual based upon role/job level target values with differentiation for individual performance.

Each of our NEOs who participate in the DCP, with the exception of Mr. Mitchell, received decreased DCP contributions for fiscal 2025 based on the lower STIP funding factor for fiscal 2024 compared to fiscal 2023.

Deferred Equity Plan

The Hologic, Inc. Deferred Equity Plan, as amended (the DEP) is designed to allow US-based executives and non-employee directors to accumulate Hologic stock in a tax-efficient manner and assist them in meeting their long-term equity accumulation goals and stock ownership guidelines. Participants may elect to defer the settlement of RSUs and PSUs granted under the Amended and Restated 2008 Equity Incentive Plan until separation from service or separation from service plus a fixed number of years. Participants may defer settlement by vesting tranche. Although the equity will vest on schedule, if deferral of settlement is elected, no shares will be issued until the settlement date. The settlement date will be the earlier of death, disability, change in control or separation from service/separation from service plus number of years elected.

Other Compensation

RETIREMENT BENEFITS

The Committee maintains retirement benefits to help the Company attract and retain the most highly talented senior executives. Over the years, the Committee has modified these programs to ensure competitive alignment with an evolving market. We believe the overall value of our retirement program is consistent with our industry peers.

401(K) SAVINGS AND INVESTMENT PLAN

The Company sponsors a 401(k) Savings and Investment Plan, which is a qualified retirement plan offered to all eligible employees, including our U.S. NEOs. The Plan allows participants to elect to defer a portion of their compensation on a pre-tax basis and/or Roth basis, up to the limits imposed by the Internal Revenue Code of 1986, as amended (the "Code"). In 2024, which includes the first three months of the Company's fiscal 2025, the Company matched 100% of the first 3% and 50% of the next 2% of each participant's deferrals, up to an amount equal to 4% of the first $345,000 earned by a participant.

SWISS GROUP RETIREMENT PLAN

The Company operates a Swiss Group Personal Pension Plan for employees in Switzerland, including Mr. Verstreken. The plan is a defined contribution scheme with Company and employee contributions, subject to annual limits and pension regulations as amended from time to time. In 2024, which includes the first three months of the Company's fiscal 2025, the total contribution per annum is 20% of eligible salary (base salary and bonus up to a cap of 882,000 CHF), funded 60% by the Company and 40% by the employee, deducted from pre-tax eligible salary.

EQUITY RETIREMENT PROVISION

Equity compensation awards provide for retirement vesting benefits if the retiree is either (i) 65 years of age or older or (ii) 55 years of age or older with 10 years of continuous service with the Company, so long as such awards have been outstanding for at least 90 days prior to such retirement. Outstanding RSUs and stock options continue to vest on their original vesting schedule following retirement. Outstanding PSUs vest on their original vesting date following the end of the performance period based on actual performance during the performance period (assuming at least threshold performance is achieved). If threshold performance is not achieved during the applicable performance period, no PSUs will vest.

OTHER BENEFITS AND PERQUISITES

Our NEOs also generally participate in other benefit plans on the same terms as all of our other employees. These plans include our employee stock purchase plan (ESPP), medical and dental insurance, life insurance, short- and long-term disability insurance programs, as well as customary vacation, leave of absence and other similar policies. We also provide limited perquisites and personal benefits based on considerations unique to each NEO position. During fiscal 2024, we provided (i) each of the NEOs with an automobile allowance, (ii) housing allowance to Mr. Verstreken, as well as to other non-NEO employees and (iii) where occasionally appropriate spousal or companion travel on business trips (with required approval). In addition, Mr. MacMillan has access to private air transportation for business purposes and limited personal use. The personal use (excluding in connection with attending the Company's annual salesforce reward trip) is subject to a maximum aggregate incremental cost to the Company of $150,000 per fiscal year. The transportation perquisites are intended to provide for the security and safety of our executives as well as to allow additional time to devote to Hologic business. The Committee believes these perquisites are reasonable and consistent with the overall compensation program, contribute to executive recruitment and retention, and are consistent with market practice. From time to time, the Company also allows its employees, including NEOs, the personal use of tickets for sporting and cultural events previously acquired by the Company for business entertainment purposes or acquired in connection with corporate sponsorships. There is no incremental cost to the Company for the use of such tickets, and therefore, such items are not reflected in the compensation of our NEOs in the "Summary Compensation Table" below. The values of all perquisites and other personal benefits provided to our NEOs are included in the "All Other Compensation" column of the Summary Compensation Table on page 77.

Our Decision-Making Process

The Compensation Committee oversees the compensation and benefits programs for our NEOs. The Committee is comprised solely of independent, non-employee members of the Board of Directors. The Committee works very closely with its independent compensation consultant and management to ensure that our Company's executive compensation program is appropriately aligned with our business strategy and is achieving the desired objectives. We also take into account feedback received from our stockholders. Details of the Committee's authority and responsibilities are specified in the Committee's charter, which may be accessed through **investors.hologic.com.**

THE ROLE OF THE COMMITTEE

The Committee seeks to ensure that the links between our executive compensation program and our business goals are responsible, appropriate and strongly aligned with stockholder interests. The Committee annually determines the compensation levels of our NEOs by considering several factors, including:

- Each NEO's role and responsibilities

- How the NEO is performing those responsibilities

- Our historical and anticipated future financial performance

- Compensation practices of the companies in our peer groups(s)

- Survey data from a broader group of comparable public companies (where appropriate)

THE ROLE OF MANAGEMENT

During fiscal 2024, Mr. MacMillan reviewed the performance and compensation of the NEOs, other than himself, and made recommendations as to their compensation to the Committee. No executive officer participates in the deliberations of the Committee regarding his or her own compensation.

THE ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

The Committee retained Pearl Meyer & Partners, LLC (Pearl Meyer) to serve as its executive compensation consultant for fiscal 2024. Pearl Meyer did not perform any services for us other than as directed by the Committee.

During fiscal 2024, Pearl Meyer advised the Committee on a variety of subjects such as compensation plan design and trends, pay for performance analytics, benchmarking norms, and other such related matters. Pearl Meyer also conducted a risk assessment of our executive compensation practices for fiscal 2024, as described in the ''Risk'' section on page 13. Pearl Meyer reports directly to the Committee, participates in meetings as requested and communicates with the Committee Chair between meetings as necessary.

Prior to engaging Pearl Meyer, the Committee reviewed the firm's qualifications as well as its independence and any potential conflicts of interest and determined there were none. The Committee has the sole authority to modify or approve Pearl Meyer's compensation, determine the nature and scope of its services, evaluate its performance, and terminate the engagement and hire a replacement or additional consultant at any time.

PEER GROUP

The Committee compares our executive compensation program to a group of companies that are comparable in terms of size and industry (the Primary Peer Group). The overall purpose of this peer group is to provide a market frame of reference for evaluating our compensation arrangements (current or proposed), understanding compensation trends among comparable companies, and reviewing other compensation and governance-related topics that may arise during the course of the year.

Following the 2023 review of our Primary Peer Group in March 2023, the Committee did not make any changes to the Primary Peer Group used for setting target compensation levels for the NEOs for fiscal 2024. Our Primary Peer Group used for setting target compensation levels for the NEOs for fiscal 2024 is as follows:

2024 Primary Peer Group Composition

Agilent Technologies, Inc.	IDEXX Laboratories, Inc.	Steris Plc
Baxter International Inc.	Illumina, Inc.	Teleflex Incorporated
Boston Scientific Corporation	Intuitive Surgical, Inc.	The Cooper Companies, Inc.
DENTSPLY Sirona, Inc.	ResMed, Inc.	Waters Corporation
Edwards Lifesciences Corp.	Revvity, Inc.	Zimmer Biomet Holdings, Inc.

Peer Group Data[1]

	Revenue ($M)	Enterprise Value ($M)
50th Percentile	$4,800	$35,200
Hologic	$4,900	$20,600
Hologic Rank	55th	20th

[1] Data as available January 2023.

Each year, Pearl Meyer conducts and presents to the Committee an executive compensation competitive assessment to assist the Committee in assessing whether executive target pay levels by element and in the aggregate are competitive in the marketplace. For fiscal 2024, the target annual TDC opportunities, comprised of base salary, target annual STIP, annual long-term incentive awards and deferred compensation contributions, for all the NEOs were determined to be within a competitive range of the market, with positioning by individuals varying based on tenure, performance, experience and internal equity.

Changes to the Primary Peer Group

Pearl Meyer and the Committee review our Primary Peer Group annually for appropriateness based on a variety of factors including: similarities in revenue levels and size of market capitalization and enterprise value, similarities to the industries in which we operate, the overlapping labor market for top management talent, our status as a publicly traded, U.S.-based, non-subsidiary company, and various other characteristics. The Company uses enterprise value in addition to market capitalization for comparative purposes because of its capital structure. Following the 2024 review of our Primary Peer Group in March 2024, the Committee did not make any changes to the Primary Peer Group used for setting target compensation levels for the NEOs for fiscal 2025.

Supplemental Practices Peer Group

Pearl Meyer also developed a Supplemental Practices Peer Group of larger companies to serve as a reference point in understanding design characteristics of compensation programs at larger companies. The group was not used to set compensation levels for the NEOs. The group consists of both direct product competitors and recent sources of executive talent. Below is the Supplemental Practices Peer Group which the Company referenced while assessing overall compensation design for fiscal 2024 compensation.

Abbott Laboratories	Johnson & Johnson	Stryker Corporation
Becton, Dickinson and Company	Medtronic plc	Thermo Fisher Scientific Inc.

TSR Peer Group

The Company uses a custom TSR Peer Group comprised of select companies from the Company investor relations performance benchmarking group and the executive compensation Peer Groups discussed above. The TSR Peer Group is approved by the Compensation Committee each year at the time the TSR PSU awards are granted. Companies which are acquired or otherwise delisted during the performance period are excluded from the final calculation. The TSR Peer Group reflects organizations from both our Primary Peer Group as well as our internal investor relations comparator group. Collectively, we believe this larger set of companies provides strong comparisons from a people, product and investor perspective. Moreover, this larger set of companies in the TSR Peer Group helps mitigate the impact of market consolidation by way of corporate actions such as acquisitions and divestitures. For the fiscal 2024 TSR PSU awards, the following companies were set as the TSR Peer Group:

2024 TSR Peer Group Composition

Abbott Laboratories	IDEXX Laboratories, Inc.	ResMed Inc.
Agilent Technologies, Inc.	Illumina, Inc.	Revvity, Inc.
Baxter International Inc.	Integra LifeSciences Holdings Corp	STERIS plc
Becton, Dickinson and Company	Intuitive Surgical, Inc.	Stryker Corporation
Boston Scientific Corporation	Laboratory Corp. of America Holdings	The Cooper Companies, Inc.
Bruker Corporation	Mettler-Toledo International Inc.	Thermo Fisher Scientific Inc.
DENTSPLY SIRONA Inc.	Qiagen NV	Waters Corporation
DexCom, Inc.	Quest Diagnostics Inc.	Zimmer Biomet Holdings, Inc.
Edwards Lifesciences Corp.		

Additional Compensation Practices, Policies & Guidelines

OUR POSITION ON EMPLOYMENT, CHANGE OF CONTROL AND SEVERANCE AGREEMENTS

Our ability to build the exceptional leadership team in place today was due in large part to our having a full complement of compensation tools available to us and the flexibility to use them. This includes the ability to leverage employment, change of control and severance agreements.

The Committee believes that together, our employment, change of control and severance agreements, which are guided by our compensation philosophy and governance practices and policies (e.g., double-trigger change of control provisions, no tax gross-ups), are well aligned with those of our peers. More importantly, they foster stability within senior management by helping our executives maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event of a transaction that could result in a change in control of our Company.

The Committee believes that providing change of control and severance benefits eliminates, or at least reduces, any reluctance of senior management to pursue potential change of control transactions that may be in the best interests of stockholders.

We also understand the concern of our stockholders regarding severance arrangements, and in 2015, the Committee adopted a Policy on Executive Severance Agreements. This policy limits severance benefits under any new severance or employment agreements entered into with executive officers to 2.99 times the sum of the executive officer's base salary and non-equity incentive plan payment or other annual non-equity bonus or award; any benefits in excess of this amount must be ratified by stockholders. For purposes of this policy ''severance benefits'' do not include the value of accelerated vesting of any outstanding equity awards or payments under the Company's retirement and deferred compensation plans. Details about the specific arrangements made with our NEOs are set forth on pages 87 and 88.

EXECUTIVE STOCK OWNERSHIP GUIDELINES

Our Board believes that our directors and officers should hold a meaningful financial stake in the Company in order to further align their interests with those of our stockholders, and the Company increased the stock ownership guidelines for our executives, other than our CEO, in December 2024. Our CEO is expected to achieve equity ownership in the Company with a value of five times his then current base salary and each of our other NEOs and executive officers is expected to achieve equity ownership in the Company with a value of three times his or her then current base salary, within five years of becoming subject to the guidelines or an increase in the ownership guideline. Only shares of stock issued and outstanding (or vested and deferred under our deferred equity plan) are credited towards the ownership goals. No unvested RSUs or

PSUs or outstanding stock options (regardless of whether or not vested) are credited towards the ownership goals. All of our NEOs who have been subject to the guidelines for five years have achieved ownership in excess of the guideline. Information about ownership guidelines for our non-employee directors can be found in the "Director Compensation" section on page 35 of this proxy statement.

Incentivized to Drive Stockholder Value

Mr. MacMillan is invested in Hologic. Literally. Under our stock ownership guidelines, he is expected to achieve equity ownership in the Company with a value of five times his base salary. As of the end of calendar year 2024, he owned equity (including shares vested but deferred, but not including any unvested equity), in the Company with a value of over 140 times his fiscal 2024 base salary, making him one of our 25 largest stockholders. Mr. MacMillan purchased approximately 11% of these shares in the open market. As evidenced by his substantial ownership of Hologic shares, Mr. MacMillan's interests are well-aligned with those of our stockholders.

Compensation Recoupment Policy

We have a compensation recoupment, or clawback, policy, which was recently updated to comply with Nasdaq listing standards implementing Exchange Act Rule 10D-1. The clawback policy includes mandatory recoupment of excess incentive-based compensation received by a covered executive (including the NEOs) on or after October 2, 2023 in the event of a restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under federal securities laws, as required by Exchange Act Rule 10D-1. In addition, if our Board determines that a senior executive (including the NEOs) engages in fraud or willful misconduct that results in such a restatement, then the Board may review all incentive compensation – both incentive cash/bonus awards and all forms of equity-based compensation – awarded to or earned by that officer on the basis of performance or time during the fiscal periods materially affected by the restatement. If, in the view of our Board, the incentive compensation would have been lower if it had been based on the restated financial results, the Board may, to the extent permitted by applicable law, seek recoupment from that officer of any portion of such incentive compensation as it deems appropriate after a review of all relevant facts and circumstances. Any recoupment under this policy may be in addition to, and shall not otherwise limit, any other remedies that may be available to the Company under applicable law, including disciplinary actions up to and including termination of employment.

Insider Trading Policy and Hedging and Pledging Policy

We have adopted insider trading policies and procedures governing the purchase, sale and other transactions in Company securities by the Company's directors, officers, and employees, and other covered persons, as well as the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable exchange listing standards.

Our Insider Trading Policy prohibits employees and directors of the Company from engaging in hedging or similar arrangements with respect to the Company's securities, including, without limitation, short sales and buying or selling puts, calls or other derivative securities (except for stock options granted by the Company). Pursuant to the Insider Trading Policy, employees and directors are also prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan.

Timing of Equity Grants

Annual equity awards, including stock options, are granted during an open trading window following the Company's annual earnings release. For new hires, equity awards, including stock options, are typically granted on the first of the month following their hire. Under the ESPP, eligible employees, including the NEOs, may purchase shares at a discount, with purchase dates generally in June and December using payroll deductions accumulated during the prior six-month period.

The Committee does not take material nonpublic information into account when determining the timing and terms of equity awards, including stock options, and the Company does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. During fiscal 2024, no stock options were granted to the NEOs in the period beginning four business days before and ending one business day after the filing or furnishing of any Form 10-Q, Form 10-K or Form 8-K that disclosed material nonpublic information.

Tax and Accounting Considerations

The Committee considers tax and accounting implications in determining all elements of our compensation plans, programs and arrangements, although they are not the only factors considered. In some cases, other important considerations may outweigh tax or accounting considerations and the Committee maintains the flexibility to compensate its officers in accordance with the Company's compensation philosophy.

Section 162(m) of the Code, generally limits the deductibility of compensation to $1 million per year for certain named executive officers of the Company, except that historically Section 162(m) provided for an exemption for compensation that qualified as "performance-based compensation." In the past, several elements of our named executive officers' compensation were intended to be deductible under Section 162(m) as performance-based compensation. The Tax Cuts and Jobs Act of 2017 repealed the exemption from the Section 162(m) deduction limit for performance-based compensation, effective for taxable years beginning after December 31, 2017. As a result, we expect that compensation paid to our named executive officers in excess of $1 million generally will not be deductible.

Executive Compensation Tables

Summary Compensation Table

The following table presents information regarding compensation of each of the NEOs for services rendered during the fiscal years indicated. A description of our compensation policies and practices as well as a description of the components of compensation payable to our NEOs is included above under "Compensation Discussion and Analysis."

Name and Principal Position[1]	Year	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)	Total ($)
Stephen P. MacMillan Chairman, President and Chief Executive Officer	2024	1,212,628	—	9,141,468	2,937,477	1,990,413	537,275[5]	15,819,261
	2023	1,175,341	—	8,685,571	2,749,981	2,311,254	632,885	15,555,032
	2022	1,130,236	—	7,600,629	2,499,983	2,544,687	560,097	14,335,632
Karleen M. Oberton Chief Financial Officer	2024	694,231	—	1,944,766	624,995	600,000	226,446[6]	4,090,438
	2023	649,038	—	1,776,403	562,491	665,000	281,688	3,934,620
	2022	599,038	—	1,520,068	499,988	675,000	303,525	3,597,619
Essex D. Mitchell Chief Operating Officer[7]	2024	592,692	—	1,944,766	624,995	725,000	196,272[8]	4,083,725
	2023	419,615	—	947,304	299,989	360,000	145,678	2,172,586
John M. Griffin General Counsel	2024	644,231	—	1,555,966	499,996	550,000	223,858[9]	3,474,051
	2023	599,231	—	1,421,191	449,983	610,000	260,706	3,341,111
	2022	559,423	—	1,329,979	437,487	630,000	285,200	3,242,089
Jan Verstreken Group President, International[10]	2024	693,399	—	1,555,966	499,996	611,323	225,211[11]	3,585,895
	2023	639,388	—	1,578,997	499,989	645,706	159,904	3,523,984
	2022	581,806	—	1,139,960	374,986	602,473	54,194	2,753,419

[1] Reflects position on September 28, 2024, the last day of fiscal 2024.

[2] The amounts included in the "Stock Awards" column represent the aggregate grant date fair value of RSUs, PSUs subject to free cash flow (FCF) goals (FCF PSUs), PSUs subject to ROIC goals (ROIC PSUs) and PSUs subject to relative total shareholder return (TSR) goals (TSR PSUs) granted during the respective fiscal years. These values have been determined as of the grant date under GAAP based on the assumptions described in Note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 28, 2024. The RSUs vest annually in equal installments over a required service period, and the PSUs cliff-vest at the end of a three-year period provided the pre-determined performance metrics are achieved (adjusted FCF, adjusted ROIC or relative TSR, as applicable). For the PSUs, the grant date fair value is based on our estimate of the probable outcome of the performance conditions applicable to each PSU award. Assuming the achievement of the highest level of performance conditions with respect to these PSUs (200% of target for the FCF PSUs, ROIC PSUs and TSR PSUs), the maximum possible value of the FCF, ROIC and TSR PSUs, respectively, granted to our NEOs in fiscal 2024 are: Mr. MacMillan: $5.9 million, $2.9 million and $2.9 million; Ms. Oberton: $1.2 million, $624,871 and $624,871; Mr. Mitchell: $1.2 million, $624,871, and $624,871; Mr. Griffin: $999,966, $499,983 and $499,983; and Mr. Verstreken: $999,966, $499,983 and $499,983.

[3] The amount included in the "Options Awards" column represents the grant date fair value of all stock options granted during the respective fiscal year. These stock options vest annually in equal installments over a required service period of four years and have a 10-year term. The values have been determined as of the grant date under GAAP based on the assumptions described in Note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 28, 2024.

[4] Represents cash payments under the STIP. Bonuses paid under the 2024, 2023 and 2022 STIP were based on a combination of Company and individual performance factors for the applicable fiscal year. For more information, see "Fiscal 2024 Total Direct Compensation Elements in Detail-Short-Term Incentive Plan" on page 57.

[5] The amount represents (i) the Company's contributions to the DCP in the amount of $327,500; (ii) the Company's matching contributions under our 401(k) Savings and Investment Plan of $13,800; (iii) value of Mr. MacMillan's personal use of a leased automobile provided by the Company of $32,867; (iv) reimbursement and payment of expenses related to the Company's annual salesforce reward trip of $96,722; (v) tax reimbursements of $8,227 related to the Company's annual salesforce reward trip; and (vi) $58,159 attributable to the personal use of private aircraft, net of all standard industry fare level (SIFL) reimbursements paid by Mr. MacMillan.

[6] The amount represents (i) the Company's contributions to the DCP in the amount of $183,400; (ii) the Company's matching contributions under our 401(k) Savings and Investment Plan of $14,129; (iii) an automobile allowance of $7,800; (iv) reimbursement of expenses related to the Company's annual salesforce reward trip of $14,919; and (v) tax reimbursements of $6,198 related to the Company's annual salesforce reward trip.

[7] Mr. Mitchell first became an NEO in fiscal year 2023.

(8)   The amount represents (i) the Company's contributions to the DCP in the amount of $150,650; (ii) the Company's matching contributions under our 401(k) Savings and Investment Plan of $13,800; (iii) an automobile allowance of $6,850; (iv) reimbursement of expenses related to the Company's annual salesforce reward trip of $17,171; and (v) tax reimbursements of $7,801 related to the Company's annual salesforce reward trip.

(9)   The amount represents (i) the Company's contributions to the DCP in the amount of $183,400; (ii) the Company's matching contributions under our 401(k) Savings and Investment Plan of $13,800; (iii) an automobile allowance of $6,000; (iv) reimbursement of expenses related to the Company's annual salesforce reward trip of $14,595; and (v) tax reimbursements of $6,063 related to the Company's annual salesforce reward trip.

(10) The Company converted Mr. Verstreken's compensation in Swiss Franc to US Dollar using the average exchange rate for the fiscal year.

(11) The amount represents (i) the Company's housing allowance in the amount of $36,679; (ii) an automobile allowance of $22,008; and (iii) the Company's contribution to Mr. Verstreken's executive Swiss pension plan of $166,524.

Grants of Plan-Based Awards

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Stephen P. MacMillan			909,471	1,818,942	3,637,884							
	11/14/2023	11/6/2023							40,832			2,937,454
	11/14/2023	11/6/2023								117,829	71.94	2,937,477
	11/14/2023	11/6/2023				20,416	40,832	81,664				2,937,454
	11/14/2023	11/6/2023				10,208	20,416	40,832				1,468,727
	11/14/2023	11/6/2023				10,208	20,416	40,832				1,797,833
Karleen M. Oberton			260,337	520,673	1,041,346							
	11/14/2023	11/6/2023							8,687			624,943
	11/14/2023	11/6/2023								25,070	71.94	624,995
	11/14/2023	11/6/2023				4,343	8,687	17,374				624,943
	11/14/2023	11/6/2023				2,171	4,343	8,686				312,435
	11/14/2023	11/6/2023				2,171	4,343	8,686				382,445
Essex D. Mitchell			296,346	592,692	1,185,384							
	11/14/2023	11/6/2023							8,687			624,943
	11/14/2023	11/6/2023								25,070	71.94	624,995
	11/14/2023	11/6/2023				4,343	8,687	17,374				624,943
	11/14/2023	11/6/2023				2,171	4,343	8,686				312,435
	11/14/2023	11/6/2023				2,171	4,343	8,686				382,445
John M. Griffin			241,587	483,173	966,346							
	11/14/2023	11/6/2023							6,950			499,983
	11/14/2023	11/6/2023								20,056	71.94	499,996
	11/14/2023	11/6/2023				3,475	6,950	13,900				499,983
	11/14/2023	11/6/2023				1,737	3,475	6,950				249,992
	11/14/2023	11/6/2023				1,737	3,475	6,950				306,009
Jan Verstreken[5]			260,025	520,049	1,040,099							
	11/14/2023	11/6/2023							6,950			499,983
	11/14/2023	11/6/2023								20,056	71.94	499,996
	11/14/2023	11/6/2023				3,475	6,950	13,900				499,983
	11/14/2023	11/6/2023				1,737	3,475	6,950				249,992
	11/14/2023	11/6/2023				1,737	3,475	6,950				306,009

[1] Represents threshold, target and maximum annual cash incentive awards under the 2024 STIP. The threshold amount for each NEO is 50% of target, as the minimum amount payable (subject to individual performance) if threshold performance is achieved. If the threshold is not achieved, the payment to the NEOs would be zero. The maximum amount for each NEO is 200% of target and reflects the maximum amount payable (subject to individual performance) if maximum performance is achieved. Payout is based upon achievement of the performance measures listed in the ''2024 Performance Objectives and Results'' in the CD&A on page 58. The actual amounts earned by each NEO are set forth in the Summary Compensation Table.

[2] Represents threshold, target and maximum award amounts for the FY24-FY26 performance cycle pursuant to FCF PSUs, ROIC PSUs and TSR PSUs issued as part of our fiscal 2024 annual equity awards. The PSUs are subject to adjusted FCF achievement goals, adjusted ROIC goals and relative TSR achievement goals, as applicable. See ''Long-Term Equity Incentives'' on page 65 for information on these goals.

- *FCF PSUs.* FCF PSUs vest only if the Company achieves a three-year adjusted free cash flow measure. If we fail to achieve the minimum adjusted FCF measure, all of the FCF PSUs for that three-year performance period will be forfeited. The maximum payout for FCF PSUs is limited to 200% of the shares granted and is earned only if we achieve the maximum adjusted FCF measure.

- *ROIC PSUs.* ROIC PSUs vest only if the Company achieves a pre-determined average ROIC threshold at the end of a three-year performance period. If we fail to achieve the average ROIC minimum threshold, all ROIC PSUs for that three-year performance period will be forfeited. If the target three-year average ROIC goal is achieved, 100% of the ROIC PSUs will vest. The maximum payout for ROIC PSUs is limited to 200% of the shares granted and is earned only if we achieve the maximum three-year average ROIC goal.

- *TSR PSUs.* TSR PSUs vest only if the Company achieves a minimum relative TSR percentile at the end of a three-year performance period. If we fail to achieve the minimum relative TSR percentile, all of the TSR PSUs for that three-year performance period will be forfeited. The maximum payout for TSR PSUs is limited to 200% of the shares granted and is earned only if we achieve the maximum relative TSR percentile. For TSR PSUs, threshold, target and maximum award amounts are payable upon achievement of relative TSR in the 25th, 50th and 95th percentile, respectively.

(3) *Represents RSUs issued as part of our fiscal 2024 annual equity awards.*

(4) *This column shows the full grant date fair value of RSUs, stock options, FCF PSUs, ROIC PSUs, and TSR PSUs as determined under GAAP. The values are determined based on the assumptions described in Note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 28, 2024.*

(5) *The Company converted Mr. Verstreken's compensation in Swiss Franc to U.S. Dollar using the average exchange rate for the fiscal year.*

Outstanding Equity Awards at Fiscal Year-End

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1][2]
Stephen P. MacMillan	11/5/2015	138,358[3]	—	39.96	11/5/2025				
	12/1/2016	160,565[3]	—	37.64	12/1/2026				
	12/1/2017	927,978[3]	—	40.85	12/1/2027				
	11/12/2018	151,071[3]	—	40.97	11/12/2028				
	11/11/2019	152,529[3]	—	45.61	11/11/2029				
	11/9/2020	92,850[3]	30,951[3]	68.35	11/9/2030				
	11/8/2021	59,438[3]	59,439[3]	71.13	11/8/2031				
	11/7/2022	26,575[3]	79,725[3]	74.35	11/7/2032				
	11/14/2023	—	117,829[3]	71.94	11/14/2033				
	11/8/2021					11,716[4]	946,887		
	11/7/2022					24,658[4]	1,992,860		
	11/14/2023					40,832[4]	3,300,042		
	11/8/2021					34,209[5]	2,764,792		
	11/8/2021					46,862[5]	3,787,387		
	11/8/2021					37,490[5]	3,029,909		
	11/7/2022							73,974[6]	5,978,579
	11/7/2022							36,986[7]	2,989,209
	11/7/2022							36,986[8]	2,989,209
	11/14/2023							81,664[6]	6,600,084
	11/14/2023							40,832[7]	3,300,042
	11/14/2023							40,832[8]	3,300,042
Karleen M. Oberton	11/11/2019	30,774[3]	—	45.61	11/11/2029				
	11/9/2020	17,825[3]	5,942[3]	68.35	11/9/2030				
	11/8/2021	11,887[3]	11,888[3]	71.13	11/8/2031				
	11/7/2022	5,435[3]	16,308[3]	74.35	11/7/2032				
	11/14/2023	—	25,070[3]	71.94	11/14/2033				
	11/8/2021					2,343[4]	189,361		
	11/7/2022					5,044[4]	407,656		
	11/14/2023					8,687[4]	702,083		
	11/8/2021					6,842[5]	552,935		
	11/8/2021					9,372[5]	757,445		
	11/8/2021					7,498[5]	605,956		
	11/7/2022							15,130[6]	1,222,807
	11/7/2022							7,564[7]	611,322
	11/7/2022							7,564[8]	611,322
	11/14/2023							17,374[6]	1,404,167
	11/14/2023							8,686[7]	702,003
	11/14/2023							8,686[8]	702,003

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1][2]
Essex D. Mitchell	11/12/2018	1,956[3]	—	40.97	11/12/2028				
	11/11/2019	4,526[3]	—	45.61	11/11/2029				
	11/9/2020	5,628[3]	1,877[3]	68.35	11/9/2030				
	11/8/2021	5,943[3]	5,944[3]	71.13	11/8/2031				
	11/7/2022	2,899[3]	8,697[3]	74.35	11/7/2032				
	11/14/2023	—	25,070[3]	71.94	11/14/2033				
	11/8/2021					1,172[4]	94,721		
	11/7/2022					2,690[4]	217,406		
	11/14/2023					8,687[4]	702,083		
	11/8/2021					3,421[5]	276,467		
	11/8/2021					4,686[5]	378,723		
	11/8/2021					3,749[5]	302,978		
	11/7/2022							8,068[6]	652,056
	11/7/2022							4,034[7]	326,028
	11/7/2022							4,034[8]	326,028
	11/14/2023							17,374[6]	1,404,167
	11/14/2023							8,686[7]	702,003
	11/14/2023							8,686[8]	702,003
John M. Griffin	11/12/2018	27,943[3]	—	40.97	11/12/2028				
	11/11/2019	28,964[3]	—	45.61	11/11/2029				
	11/9/2020	15,948[3]	5,317[3]	68.35	11/9/2030				
	11/8/2021	10,401[3]	10,402[3]	71.13	11/8/2031				
	11/7/2022	4,348[3]	13,046[3]	74.35	11/7/2032				
	11/14/2023	—	20,056[3]	71.94	11/14/2033				
	11/8/2021					2,050[4]	165,681		
	11/7/2022					4,035[4]	326,109		
	11/14/2023					6,950[4]	561,699		
	11/8/2021					5,986[5]	483,789		
	11/8/2021					8,200[5]	662,724		
	11/8/2021					6,560[5]	530,179		
	11/7/2022							12,104[6]	978,245
	11/7/2022							6,052[7]	489,123
	11/7/2022							6,052[8]	489,123
	11/14/2023							13,900[6]	1,123,398
	11/14/2023							6,950[7]	561,699
	11/14/2023							6,950[8]	561,699
Jan Verstreken	2/1/2017	7,564[3]	—	40.85	2/1/2027				
	12/1/2017	12,490[3]	—	40.85	12/1/2027				
	11/12/2018	13,971[3]	—	40.97	11/12/2028				
	11/11/2019	15,387[3]	—	45.61	11/11/2029				
	7/1/2020	29,002[3]	—	56.97	7/1/2030				
	11/9/2020	9,381[3]	3,128[3]	68.35	11/9/2030				

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1][2]
	11/8/2021	8,915[3]	8,916[3]	71.13	11/8/2031				
	11/7/2022	4,831[3]	14,496[3]	74.35	11/7/2032				
	11/14/2023	—	20,056[3]	71.94	11/14/2033				
	11/8/2021					1,758[4]	142,082		
	11/7/2022					4,483[4]	362,316		
	11/14/2023					6,950[4]	561,699		
	11/8/2021					5,130[5]	414,642		
	11/8/2021					7,028[5]	568,003		
	11/8/2021					5,622[5]	454,402		
	11/7/2022							13,448[6]	1,086,867
	11/7/2022							6,724[7]	543,434
	11/7/2022							6,724[8]	543,434
	11/14/2023							13,900[6]	1,123,398
	11/14/2023							6,950[7]	561,699
	11/14/2023							6,950[8]	561,699

[1] Based upon the close price of $80.82, which was the closing market price on Nasdaq of our common stock on September 27, 2024, the last trading day of our common stock in fiscal 2024. The market value of PSUs or RSUs that have not vested was determined by multiplying the closing market price by the number of PSUs or RSUs, respectively.

[2] The number and value of the ROIC PSUs, TSR PSUs and FCF PSUs is based on achieving maximum performance, which is 200% of target. As of the end of fiscal 2024, all outstanding ROIC PSUs, TSR PSUs and FCF PSUs were trending at or above target performance.

[3] These non-qualified stock options vest in four equal annual installments beginning on the first anniversary of the date of grant, subject to continued service on each applicable vesting date.

[4] These RSUs vest in three equal installments beginning on the first anniversary of the date of grant, subject to continued service on each applicable vesting date.

[5] The performance period for these FCF PSUs, ROIC PSUs, and TSR PSUs ended at the end of fiscal 2024, with FCF PSUs at 146% of target, ROIC PSUs at 160% of target, and TSR PSUs at 200% of target. The FCF PSUs, ROIC PSUs, and TSR PSUs remained subject to continued service through November 8, 2024 (the third anniversary of the grant date), at which time they vested.

[6] These FCF PSUs vest on the third anniversary of the grant date if the Company achieves the minimum adjusted free cash flow target at the end of the three-year performance period, subject to continued service on the vesting date.

[7] These ROIC PSUs vest on the third anniversary of the grant date if the Company achieves a minimum three-year average ROIC threshold at the end of the three-year performance period, subject to continued service on the vesting date.

[8] These TSR PSUs vest on the third anniversary of the grant date if the Company achieves the minimum total shareholder return target relative to a defined peer group at the end of the three-year performance period, subject to continued service on the vesting date.

Option Exercises and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)[2]
Stephen P. MacMillan	95,422	4,750,293	156,776	10,562,307
Karleen M. Oberton	32,805	1,299,420	30,346	2,044,708
Essex D. Mitchell	—	—	10,562	712,592
John M. Griffin	—	—	26,865	1,809,881
Jan Verstreken	—	—	17,407	1,174,252

[1] *Value realized is calculated by subtracting the aggregate exercise price of the options from the aggregate market value of the shares of common stock acquired based on the closing price of our common stock on the date of exercise.*

[2] *Value realized is calculated based on the number of shares vested multiplied by the closing price of our common stock on the date of vesting. This calculation does not account for shares withheld for tax purposes, but rather represents the gross value realized.*

Non-Qualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)[1]	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Stephen P. MacMillan	—	327,500	2,327,108	—	12,271,751[2]
value of deferred equity	—	—	—	—	87,259,176[3]
Karleen M. Oberton	66,500	183,400	1,013,275	—	5,061,974[2]
value of deferred equity	—	—	—	—	3,323,415[3]
Essex Mitchell	28,581	150,650	268,693	—	1,092,738[2]
value of deferred equity	—	—	—	—	—
John M. Griffin	—	183,400	1,206,453	—	4,944,277[2]
value of deferred equity	—	—	—	—	3,776,476[3]
Jan Verstreken[4]	—	—	—	—	—
value of deferred equity	—	—	—	—	—

[1] *These contributions, which were made pursuant to our Non-Qualified Deferred Compensation Plan, were determined and funded in November 2023 (fiscal 2024). These amounts are included in the "All Other Compensation" column of the Summary Compensation Table.*

[2] *The following amounts of the reported aggregate balance were previously reported as compensation to the NEOs and were included in the Summary Compensation Table for prior fiscal years: Mr. MacMillan: $6,671,455; Ms. Oberton: $1,932,701; Mr. Mitchell: $139,189; and Mr. Griffin: $2,600,789.*

[3] *Reflects value, as of September 28, 2024, of cumulative equity which has vested but settlement has been deferred pursuant to the Company's Amended and Restated Deferred Equity Plan.*

[4] *This employee is a non-US employee and is not eligible to participate in the Company's Non-Qualified Deferred Compensation Plan or the Amended and Restated Deferred Equity Plan.*

Potential Payments upon Termination or Change of Control

The following table shows potential payments upon termination or a change of control for our NEOs. The terms and conditions of our employment, change of control and severance agreements with all of our NEOs are discussed below. Our equity grant program provides for certain benefits upon an NEO's retirement. During fiscal 2024, Mr. MacMillan became eligible to receive certain benefits upon retirement. None of our other NEOs were eligible for such benefits assuming a resignation on September 28, 2024.

Name	Potential Payment on Change of Control ($)[1]	Potential Payment on Voluntary Termination or Termination for Cause ($)[2]	Potential Payment on Involuntary Termination (Without Cause) or Termination by Executive for Good Reason ($)[3]	Potential Payment on Death or Disability ($)[4]
Stephen P. MacMillan				
Cash Severance	10,449,291	—	6,989,492	5,776,864
Share Awards[5]	30,924,525	—	30,924,525	30,924,525
Accelerated DCP[6]	—	—	—	—
Health/Welfare Benefits[7]	43,049	—	—	43,049
Total	**41,416,865**	**—**	**37,914,017**	**36,744,438**
Karleen M. Oberton				
Cash Severance	4,009,284	—	1,340,898	1,987,564
Share Awards[5]	6,359,674	—	—	4,840,743
Accelerated DCP[6]	26,200	—	—	26,200
Health/Welfare Benefits[7]	1,126	—	1,126	3,377
Total	**10,396,284**	**—**	**1,342,024**	**6,857,884**
Essex D. Mitchell				
Cash Severance	3,939,900	—	1,317,692	2,042,692
Share Awards[5]	4,388,415	—	—	3,116,204
Accelerated DCP[6]	100,433	—	—	100,433
Health/Welfare Benefits[7]	21,498	—	21,498	64,495
Total	**8,450,246**	**—**	**1,339,190**	**5,323,824**
John M. Griffin				
Cash Severance	3,710,283	—	1,240,897	1,837,564
Share Awards[5]	5,261,427	—	—	4,040,794
Accelerated DCP[6]	45,850	—	—	45,850
Health/Welfare Benefits[7]	21,498	—	21,498	64,495
Total	**9,039,058**	**—**	**1,262,395**	**5,988,703**
Jan Verstreken[8]				
Cash Severance	3,628,210	—	2,426,896	—
Share Awards[5]	5,110,698	—	—	3,858,891
Allowances[9]	—	—	117,374	—
Health/Welfare Benefits[7]	—	—	64,286	—
Total	**8,738,908**	**—**	**2,608,556**	**3,858,891**

[1] Benefits and payments calculated assuming the executive's employment was terminated by us without cause or by the executive for good reason on September 28, 2024 following a change of control and payable as a lump sum. For purposes of these amounts, the prior fiscal year is fiscal 2024.

[2] Benefits and payments calculated assuming the executive's employment was terminated voluntarily or by us for cause on September 28, 2024 and payable as a lump sum. This column does not include $30,924,525 related to share awards that would have continued to vest had Mr. MacMillan voluntarily retired on September 28, 2024.

[3] Benefits and payments calculated assuming the executive's employment was terminated by us without cause or by the executive for good reason on September 28, 2024 and payable as a lump sum. For purposes of calculating these amounts, the prior fiscal year as used in the employment agreement and change in control agreements is fiscal 2024.

(4) *Benefits and payments calculated assuming the executive's employment was terminated as a result of executive's death or disability on September 28, 2024 and payable in a lump sum. For purposes of the cash severance and health and welfare benefits, the payments and benefits also assume that a change of control occurred on September 28, 2024, and such amounts would not be payable upon a termination as a result of death or disability prior to, or more than three years following, a change of control.*

(5) *Assumes a change of control price of $80.82, which was the closing market price on Nasdaq of our common stock on September 27, 2024, the last trading day for our common stock in fiscal 2024. For PSU awards with a performance period ending as of fiscal 2024 (or earlier) that remained unvested as of September 28, 2024, such PSUs are included based on actual performance, and all other PSU awards that remained unvested as of September 28, 2024 are included based on target performance.*

(6) *Under the terms of our DCP, employer contributions to the DCP are fully vested in the event of (i) the executive's death, disability or a change of control or (ii) the attainment of certain age and/or service milestones, so long as the executive is employed for 90 days following the original grant date under the DCP.*

(7) *Includes medical and dental benefits assuming the rates and coverage elections in effect as of the end of fiscal 2024 remain in effect throughout the applicable period.*

(8) *The Company converted Mr. Verstreken's compensation in Swiss Franc to US Dollar using the average exchange rate for the fiscal year.*

(9) *Includes housing and automotive allowances during fiscal 2024.*

Change of Control and Severance Agreements

The Company has entered into change of control agreements and/or severance agreements with certain of its senior executive officers, including our NEOs.

Mr. MacMillan

The Company entered into an employment agreement with Mr. MacMillan in 2015, which was amended in 2016 and October 2020. Under the employment agreement, the Committee or the independent members of the Board have discretion to determine Mr. MacMillan's base salary, target STIP opportunity, Company contribution under the DCP and annual equity grant values. The Employment Agreement also provides for the payment of severance in certain circumstances. Specifically, if, during the term of the Employment Agreement, Mr. MacMillan's employment is terminated by the Company without cause or if Mr. MacMillan terminates his employment for good reason (as such terms are defined in the Employment Agreement), then he will be entitled to: (i) a payment equal to his accrued compensation through the termination date, which includes pro-rated base salary, reimbursement for business expenses, vacation pay, his annual bonus for the fiscal year prior to the year in which the termination occurs if not paid prior to his termination date, and any vested and/or earned amounts or benefits under the Company's employee benefit plans, programs, policies or practices; (ii) continued payment of a cash severance amount in equal payments over a two-year severance period in a total amount equal to two times the sum of his annual base salary plus his annual cash bonus for the prior fiscal year; and (iii) payment of a cash severance in the amount of Mr. MacMillan's annual cash bonus for the fiscal year in which such termination occurs, pro-rated for the then current fiscal year and payable no later than the thirtieth of November following the end of the applicable fiscal year in which the award was earned. If, following a Notice of Non-Renewal by either Mr. MacMillan or the Company and at or after the expiration of the term, Mr. MacMillan's employment is terminated by the Company without cause or if Mr. MacMillan terminates his employment for good reason, then he will be entitled to the compensation described above, except that the severance period and amount shall be for one year rather than two. In each case, receipt of any severance payments or benefits is conditioned upon Mr. MacMillan's release of all claims against the Company and its officers and directors.

The Company also entered into a Change of Control Agreement with Mr. MacMillan upon his joining the Company in December 2013. In the event that Mr. MacMillan receives benefits as the result of a change of control, such benefits will be in lieu of any of the severance benefits provided for in his Employment Agreement.

Change of Control. Mr. MacMillan's Change of Control Agreement provides that in the event of a change of control during the term of the agreement, if, in anticipation of or within the three-year period following the change of control (the Employment Period), his employment is terminated for reasons other than death, disability or cause, or he resigns for good reason, he is entitled to certain benefits (a double-trigger arrangement). In such circumstances, he shall have the right to receive (i) a lump sum cash payment equal to his accrued and unpaid compensation through the date of his termination; (ii) a pro-rata highest annual bonus (as defined below) based on the number of days elapsed during the fiscal year through the date of termination; (iii) a lump sum cash payment equal to the product of 2.99 times the sum of his annual base salary for the fiscal year preceding the date of termination and highest annual bonus; and (iv) immediate and full vesting of all stock options, RSUs, PSUs and other equity awards, with any options (or other similar awards) remaining exercisable for the shorter of the remaining term of the award or a period of one year following the executive's termination.

The term "highest annual bonus" is defined as the greater of (i) the average of annual bonuses paid to the executive over the three fiscal years preceding the fiscal year in which the change of control occurs; (ii) the annual bonus paid to the executive in the fiscal year preceding the fiscal year in which the change of control occurs; or (iii) the target bonus award opportunity associated with the Company achieving its 100% target payout level as determined in accordance with the Company's bonus plan for the fiscal year preceding the fiscal year in which the change of control occurs. Mr. MacMillan will continue to receive health and dental benefits for the remaining term of the Employment Period. Mr. MacMillan's Change of Control Agreement does not provide for any change of control benefits, including the acceleration of equity awards, if he remains employed by the Company, is terminated by the Company for cause or voluntarily terminates his employment (other than a resignation for good reason).

If Mr. MacMillan dies or his employment is terminated by reason of disability during the Employment Period, then he, or his heirs or estate, is entitled to receive (i) a lump sum cash payment equal to all accrued and unpaid compensation through the date of termination (or death) plus a pro-rata highest annual bonus based on the number of days elapsed during the fiscal year through the date of termination (or death); (ii) continuation of certain welfare benefits for the remaining term of the Employment Period; and (iii) a lump sum cash payment equal to the sum of his annual base salary and the highest annual bonus.

In the event any payments and benefits provided under the Change of Control Agreement is subject to excise taxes under Section 280G of the Code, then the payment shall be reduced so that no payment to be made or benefit to be provided to the executive shall be subject to the excise tax.

Ms. Oberton and Messrs. Mitchell and Griffin

The Company has entered into a Severance and Change of Control Agreement with each of Ms. Oberton and Messrs. Mitchell and Griffin.

Severance. Each agreement provides that if the executive is terminated by the Company without cause or resigns for good reason, then the executive is entitled to receive certain benefits, including (i) a lump sum cash payment equal to the executive's accrued and unpaid compensation through the termination date, which includes base salary, reimbursement for reasonable and necessary business expenses and vacation pay; (ii) a pro-rated bonus for the year in which the executive was terminated; (iii) for one-year from the date of termination, continuation of the executive's previous year's salary and payment of an amount equal to the executive's average annual bonus divided by the number of payroll periods during such one-year severance period; and (iv) a one-year continuation of the executive's medical and dental benefits. The severance pay and benefits provided under the Severance and Change of Control Agreements are in lieu of any other severance or termination pay to which the executive may be entitled under any other severance or termination plans, programs or arrangements. In the event that the executive receives benefits as the result of a change of control, then the executive will receive such change of control benefits in lieu of any of the severance benefits.

Change of Control. Terms relating to benefits payable in connection with termination shortly before or within three years of a change of control are identical to those described above for Mr. MacMillan except that Ms. Oberton and Messrs. Mitchell and Griffin shall continue to receive health and dental benefits for a period of one year following the executive's termination. Terms relating to benefits payable in connection with executive's death or disability shortly before or within three years of a change of control are identical to those described above for Mr. MacMillan.

In the event any payments and benefits provided under the Severance and Change of Control Agreements are subject to excise taxes under Section 280G of the Code, then the payment shall be reduced so that no payment to be made or benefit to be provided to the executive shall be subject to the excise tax.

Mr. Verstreken

The Company has entered into an employment agreement with Mr. Verstreken, which was amended and restated in June 2023.

Severance. Mr. Verstreken's agreement provides that if he is terminated by the Company other than in connection with a change in control, then he is entitled to receive 24 months of total compensation, including base pay, bonus, allowances and benefits (or cash equivalent).

Change of Control. In the event such termination occurs on or within three years following a change in control, Mr. Verstreken's agreement provides for the following benefits: (i) accrued obligations (including a pro-rated bonus), (ii) 2.99x annual base salary, (iii) 2.99x bonus, and (iv) full vesting of equity.

Equity Agreements

The Company's equity compensation program, including each NEO's awards, provides for additional benefits upon certain terminations of employment, in addition to those equity award benefits provided under the Change of Control and Severance Agreements described above.

Retirement. For all of our NEOs, upon an NEO's retirement, the equity award agreements provide for the continued vesting of RSUs, stock options and PSUs, if the individual is either 65 years of age or older, or at least 55 years of age with ten years of continuous service with the Company. If threshold performance is not achieved during the applicable performance period, no PSUs will vest.

Death or Disability. Upon an NEO's termination as a result of his or her death or permanent disability, the equity award agreements provide for full acceleration of all stock options and RSUs and acceleration of a pro-rata amount of the target PSUs.

The amount of the estimated payments and benefits payable to NEOs, assuming a change of control of the Company or termination of employment as of the last day of fiscal 2024, is shown in the table on page 86 under the heading "Potential Payments upon Termination or Change of Control."

Pay Ratio

Our philosophy is to pay our employees competitively compared to similar positions in the applicable labor market. We follow that approach worldwide, whether for an executive position or an hourly job at a local facility. We take into account location, job level, time with us and time in current role, experience and skill set, and adjust compensation annually to match the applicable market. By doing so, we believe we maintain a high-quality, stable workforce.

Under rules adopted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to calculate and disclose the total compensation paid to our median employee, as well as the ratio of the total compensation paid to the median employee as compared to the total compensation paid to our CEO. The pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below.

For 2024, our last completed fiscal year:

- the annual total compensation of the employee identified at median of our Company (other than our CEO), was $91,871;

- the annual total compensation of our CEO was $15,819,261 as detailed in the Summary Compensation Table on page 77.

Based on this information, for fiscal 2024, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees (other than our CEO) was estimated to be approximately 172 to 1.

The SEC rules for identifying the "median employee" and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported by us, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.

For fiscal 2024, to identify the "median employee" from our employee population, we utilized annual base salary as of September 28, 2024 and fiscal 2024 bonuses/commissions for all employees employed on September 28, 2024. We included all employees on our payroll and did not exclude any countries. We calculated the compensation of the median employee, once identified, in accordance with the requirements of Item 402(c)(2) of Regulation S-K.

Pay Versus Performance

Pay Versus Performance

This section should be read in conjunction with the Compensation Discussion and Analysis in this proxy statement, which includes additional discussion of the objectives of our executive compensation program and how they are aligned with the Company's financial and operational performance.

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "Compensation Actually Paid" (as defined by SEC rules) ("CAP") and certain financial performance measures of the Company. Compensation decisions are made independently of the Pay versus Performance disclosure below. For further information concerning our pay-for-performance philosophy and how we align executive compensation with the Company's performance, refer to the Compensation Discussion and Analysis section of this proxy statement.

Pay Versus Performance Table

					Value of Initial Fixed $100 Investment Based On:			
Year[1]	Summary Compensation Table Total for CEO/PEO ($)	Compensation Actually Paid to CEO/PEO ($)[2]	Average Summary Compensation Table for Non-PEO Named Executive Officers ($)	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)[3]	Total Shareholder Return ($)[4]	Peer Group Total Shareholder Return ($)[5]	Net Income ($ millions)[6]	Adjusted Revenue ($ millions)[7]
2024	15,819,261	21,345,457	3,808,527	4,781,368	125.59	96.16	790	4,030
2023	15,555,032	21,051,715	3,140,119	2,900,562	107.85	90.99	456	4,034
2022	14,335,632	8,651,502	3,229,500	2,480,052	97.87	68.59	1,302	4,915
2021	14,748,400	32,746,317	3,139,519	4,697,665	118.85	160.56	1,872	5,523

[1]   The CEO/PEO and NEO/Non-PEO Named Executive Officers included in the above compensation columns reflect the following:

Year	CEO/PEO	Non-PEO NEOs
2024	Stephen P. MacMillan	Karleen M. Oberton, Essex D. Mitchell, John M. Griffin, and Jan Verstreken
2023	Stephen P. MacMillan	Karleen M. Oberton, Essex D. Mitchell, John M. Griffin, Jan Verstreken, and Kevin R. Thornal
2022	Stephen P. MacMillan	Karleen M. Oberton, John M. Griffin, Kevin R. Thornal, and Jan Verstreken
2021	Stephen P. MacMillan	Karleen M. Oberton, Sean S. Daugherty, John M. Griffin, and Kevin R. Thornal

(2) *"Compensation Actually Paid" to the CEO/PEO reflect the following adjustments from Total Compensation reported in the Summary Compensation Table:*

Adjustments to Determine Compensation "Actually Paid" for CEO/PEO	2024 ($)	2023 ($)	2022 ($)	2021 ($)
Total Reported in Summary Compensation Table	15,819,261	15,555,032	14,335,632	14,748,400
Less for Amounts Reported under the "Stock Awards" Column in the SCT	(9,141,468)	(8,685,571)	(7,600,629)	(7,759,570)
Less for Amounts Reported under the "Option Awards" Column in the SCT	(2,937,477)	(2,749,981)	(2,499,983)	(2,474,782)
Plus the Fair Value of Awards Granted during covered year that Remain Unvested as of Year-end	14,793,760	11,047,453	11,007,886	14,688,673
Plus the Change in Fair Value from prior Year-end to current Year-end of Awards Granted prior to covered year that were Outstanding and Unvested as of Year-end	3,437,658	1,735,197	(4,829,320)	7,246,497
Plus the Change in Fair Value from prior Year-end to Vesting Date of Awards Granted prior to covered year that Vested during covered year	(626,277)	4,149,585	(1,762,084)	6,297,099
Less the Fair Value as of prior Year-End of Awards Granted prior to covered year that were Forfeited during covered year	—	—	—	—
Total Adjustments	5,526,196	5,496,683	(5,684,130)	17,997,917
Compensation Actually Paid	21,345,457	21,051,715	8,651,502	32,746,317

"Compensation Actually Paid" does not correlate to the total amount of cash or equity compensation realized during each fiscal year and is different from "realizable" or "realized" compensation as reported in the Compensation Discussion & Analysis. Instead, it is a nuanced calculation that includes the increase or decrease in value of certain elements of compensation over each fiscal year, including compensation granted in a prior year, in accordance with Item 402(v) of Regulation S-K. The amount of compensation ultimately received may, in fact, be different from the amounts disclosed in these columns of the PVP Table.

(3) *The average "Compensation Actually Paid" to the Non-PEO NEOs reflect the following adjustments from Total Compensation reported in the Summary Compensation Table:*

Adjustments to Determine Average Compensation "Actually Paid" for Non-PEO NEOs	2024 ($)	2023 ($)	2022 ($)	2021 ($)
Total Reported in Summary Compensation Table	3,808,527	3,140,119	3,229,500	3,139,519
Less for Amounts Reported under the "Stock Awards" Column in the SCT	(1,750,366)	(1,460,578)	(1,329,997)	(1,215,153)
Less for Amounts Reported under the "Option Awards" Column in the SCT	(562,496)	(462,488)	(437,487)	(387,576)
Plus the Fair Value of Awards Granted during covered year that Remain Unvested as of Year-end	2,832,678	1,456,108	1,926,232	2,300,282
Plus the Change in Fair Value from prior Year-end to current Year-end of Awards Granted prior to covered year that were Outstanding and Unvested as of Year-end	542,822	204,489	(752,079)	692,413
Plus the Change in Fair Value from prior Year-end to Vesting Date of Awards Granted prior to covered year that Vested during covered year	(89,797)	438,709	(156,117)	168,180
Less the Fair Value as of prior Year-End of Awards Granted prior to covered year that were Forfeited during covered year[a]	—	(415,797)	—	—
Total Adjustments	972,841	(239,557)	(749,448)	1,558,146
Compensation Actually Paid	4,781,368	2,900,562	2,480,052	4,697,665

"Compensation Actually Paid" does not correlate to the total amount of cash or equity compensation realized during each fiscal year and is different from "realizable" or "realized" compensation as reported in the Compensation Discussion & Analysis. Instead, it is a nuanced calculation that includes the increase or decrease in value of certain elements of compensation over each fiscal year, including compensation granted in a prior year, in accordance with Item 402(v) of Regulation S-K. The amount of compensation ultimately received may, in fact, be different from the amounts disclosed in these columns of the Pay Versus Performance Table.

[a] *Mr. Thornal resigned from Hologic effective April 21, 2023 and his outstanding unvested stock awards and option awards were forfeited and will not be realized by Mr. Thornal.*

(4) *Total Shareholder Return (TSR) is calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end of each fiscal year shown and the beginning of the measurement period, by (b) the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is September 25, 2020 (the last trading day of fiscal 2020).*

(5) *We selected the Standard & Poor (S&P) 500 Health Care Supplies Index (referred to herein as the "Health Care Supplies Index") as our peer group for purposes of this disclosure, which was comprised of 64 companies for the years 2022-2024 included in the S&P 500 that are classified as members of the GICS® Health Care sector primarily engaged in Health Care Equipment and Services, Pharmaceuticals, Biotechnology and Life Sciences, including the Company and other mid-cap and large-cap healthcare companies.*

(6) *The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.*

(7) *Adjusted Revenue represents the most important financial performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link Compensation Actually Paid to our NEOs, including our CEO, for the most recently completed fiscal year to the Company's performance. Adjusted Revenue is a non-GAAP measure and is calculated as consolidated revenue on a GAAP basis excluding the impact of revenue from acquisitions completed after the establishment of the internal financial plan, as applicable, and foreign currency fluctuations. For a reconciliation of Adjusted Revenue to the most directly comparable GAAP financial measure and insight into how Adjusted Revenue is considered by management, please see Annex A to this Proxy Statement.*

Description of Certain Relationships between Information Presented in the Pay Versus Performance Table

As described in more detail in the Compensation Discussion and Analysis, the Company's executive compensation reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay Versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with Compensation Actually Paid (as computed in accordance with SEC rules, "CAP") for a particular year. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

CAP and TSR

The graph below shows the relationship between (i) the total return to stockholders on our common stock and the return on the Health Care Supplies Index, in each case assuming $100 was invested in our common stock and in the Health Care Supplies Index on September 25, 2020 and (ii) the CAP for our CEO/PEO and the average CAP for our non-PEO NEOs for each of fiscal 2024, 2023, 2022 and 2021.

Relationship Between Compensation Actually Paid and Company/Peer Group Total Shareholder Return



CAP and Net Income

The graph below shows the relationship between our net income and the CAP for our CEO/PEO and the average CAP for our non-PEO NEOs for each of fiscal 2024, 2023, 2022 and 2021.

Relationship Between Compensation Actually Paid and Net Income



CAP and Adjusted Revenue

The graph below shows the relationship between our Adjusted Revenue and the CAP for our CEO/PEO and the average CAP for our non-PEO NEOs for each of fiscal 2024, 2023, 2022 and 2021.

Relationship Between Compensation Actually Paid and Adjusted Revenue



Financial Performance Measures

As described in greater detail under Compensation Discussion and Analysis, the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our stockholders. The most important financial performance measures used by the Company to link Compensation Actually Paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

Adjusted Revenue*
Adjusted EPS*
Adjusted ROIC
Relative TSR
Adjusted Free Cash Flow*

*   *Adjusted Revenue, Adjusted EPS, and Adjusted Free Cash Flow are not prepared in accordance with GAAP. For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures and insight into how these non-GAAP measures are considered by management, please see Annex A to this proxy statement.*

Proposal No. 3 – Ratification of Independent Registered Public Accounting Firm

The Audit and Finance Committee has appointed Ernst & Young LLP (Ernst & Young), an independent registered public accounting firm, to audit our consolidated financial statements for fiscal 2025, and the Board is asking stockholders to ratify that selection. Although ratification is not required by current law, by our Bylaws or otherwise, the Board considers the selection of the independent registered public accounting firm to be an important matter of stockholder concern and is submitting the selection of Ernst & Young for ratification by stockholders as a matter of good corporate practice.

Ernst & Young has continuously served as our independent registered public accounting firm since June 24, 2002. A representative of Ernst & Young will be available during the meeting to make a statement if such representative desires to do so and to respond to appropriate questions.

Vote Required

The affirmative vote of a majority of shares properly cast on this proposal at the Annual Meeting is required to approve this proposal. Abstentions and broker ''non-votes'' will not have any effect on the proposal. If the stockholders do not approve the proposal, the Audit and Finance Committee will review the Company's relationship with Ernst & Young and take such action as it deems appropriate, which may include continuing to retain Ernst & Young as the Company's independent registered public accounting firm.

Recommendation of the Board

 Our Board of Directors unanimously recommends that you vote **"FOR"** the ratification of the appointment of Ernst & Young for fiscal 2025. Management proxy holders will vote all duly submitted proxies FOR ratification unless instructed otherwise.

Independent Registered Public Accounting Firm Fees

The following is a summary of the fees billed to us by Ernst & Young for professional services rendered for the fiscal years ended September 28, 2024 and September 30, 2023:

Fee Category	Fiscal 2024 Fees ($)	Fiscal 2023 Fees ($)
Audit Fees	8,161,500	6,396,900
Audit-Related Fees	—	—
Tax Fees	1,674,600	1,534,000
All Other Fees	8,000	5,200
TOTAL FEES	**9,844,100**	**7,936,100**

Audit Fees. Consists of aggregate fees billed for professional services rendered in connection with the audit of our consolidated financial statements, the audit of the effectiveness of our internal control over financial reporting, reviews of the interim consolidated financial statements included in our quarterly reports, international statutory audits and regulatory filings, consents and other services related to SEC filings, and accounting consultations that relate to the audited financial statements and are necessary to comply with U.S. GAAP.

Audit-Related Fees. Consists of aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees."

Tax Fees. Consists of aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. In fiscal 2024 and 2023, these services included assistance regarding federal, state and international tax compliance, assistance with transfer pricing analyses and general consultations.

All Other Fees. Represents the license of technical accounting research software.

During fiscal 2024 and fiscal 2023, there were no other fees for any services not included in the above categories. The Audit and Finance Committee considers whether the provision of these services is compatible with maintaining the independence of the independent registered public accounting firm and has determined such services for fiscal 2024 and fiscal 2023 were compatible.

Audit and Finance Committee Policy on Pre-Approval of Services

The Audit and Finance Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The Audit and Finance Committee has delegated authority to the Chair of the Audit and Finance Committee to pre-approve services up to a designated amount. A summary of any new services pre-approved by the Chair is reported to the full Audit and Finance Committee in connection with its next scheduled meeting.

The Audit and Finance Committee meets with representatives of Ernst & Young periodically, but no less than quarterly throughout the year. The Audit and Finance Committee reviews audit, non-audit and tax services rendered by and the performance of Ernst & Young, as well as fees charged by Ernst & Young for such services. In engaging Ernst & Young for the services described above, the Audit and Finance Committee considered whether the provision of such services is compatible with maintaining Ernst & Young's independence.

Audit and Finance Committee Report

Pursuant to authority delegated by the Board of Directors of Hologic, Inc., the Audit and Finance Committee is responsible for assisting the Board in its oversight of the integrity of the Company's consolidated financial statements, the qualifications and independence of the Company's independent registered public accounting firm, and the Company's internal financial and accounting controls.

Management is responsible for the Company's financial reporting process, including the responsibility to maintain and evaluate the effectiveness of internal control over financial reporting, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States (GAAP). The Company's independent registered public accounting firm is responsible for auditing those financial statements and expressing an opinion as to their conformity with GAAP. The Audit and Finance Committee's responsibility is to oversee and review these processes. The Audit and Finance Committee is not, however, engaged in the practice of accounting or auditing and does not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations or GAAP or as to the independence of the independent registered public accounting firm. The Audit and Finance Committee relies, without independent verification, on the information provided to it and on the representations made by management and the independent registered public accounting firm. The Audit and Finance Committee's responsibilities are described in a written charter. A copy of the Audit and Finance Committee's current charter is publicly available on our website at **investors.hologic.com**.

The Audit and Finance Committee has three members, all of whom are independent directors as defined by Nasdaq listing standards and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The Audit and Finance Committee met ten times during fiscal 2024. The meetings were designed, among other things, to facilitate and encourage communication among the Audit and Finance Committee, management, the internal audit function and the Company's independent registered public accounting firm, Ernst & Young LLP (Ernst & Young). The Audit and Finance Committee discussed with Ernst & Young the overall scope and plans for its audits and the Committee regularly met with Ernst & Young without the presence of management. Ernst & Young has unrestricted access to the Audit and Finance Committee. The Audit and Finance Committee reviewed and discussed with management and Ernst & Young the Company's audited financial statements for the fiscal year ended September 28, 2024, the results of management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent auditor's audit of internal control over financial reporting. The Audit and Finance Committee also discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the Securities and Exchange Commission.

The Audit and Finance Committee also received and reviewed the written disclosure and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit and Finance Committee concerning independence, including relevant considerations of non-audit services and fees, and the Audit and Finance Committee discussed with Ernst & Young its independence from the Company.

Based on the review and discussions described above, and subject to the limitations on the Audit and Finance Committee's role and responsibilities referred to above and in its charter, the Audit and Finance Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 28, 2024. The Audit and Finance Committee has also approved the selection of Ernst & Young as our independent registered public accounting firm for the fiscal year ending September 27, 2025.

Respectfully Submitted by the
Audit and Finance Committee

Charles J. Dockendorff, *Chair*
Christiana Stamoulis
Stacey D. Stewart

Proposal No. 4 – Stockholder Proposal: Simple Majority Vote

We received notice that John Chevedden, 2215 Nelson Avenue., No. 205, Redondo Beach, California 90278, has requested that the following proposal be included in this proxy statement and intends to bring such proposal before the Annual Meeting. Mr. Chevedden has submitted documentation indicating that he is the beneficial owner for at least three years of shares of Hologic common stock having a value of at least $2,000 and has advised us that he intends to continue to hold the requisite amount of shares through the date of the Annual Meeting.

In accordance with SEC rules, we are presenting the text of the proposal and supporting statement in this proxy statement as they were submitted to us. The "FOR" recommendation below was submitted by Mr. Chevedden as part of his proposal, and is not a recommendation by the Board. All statements contained in the shareholder proposal and supporting statement are the sole responsibility of the proponent.

Our Board has elected not to make a voting recommendation with respect to this proposal.

Proposal 4 – Simple Majority Vote



Shareholders request that the Board of Directors take the steps necessary so that each voting requirement in the charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be replaced by a requirement for a majority of the votes cast for and against such proposals, or a simple majority in compliance with applicable laws. This means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes making the necessary changes in plain English.

Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements like those at our Company can be used to block corporate governance improvements supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy and Macy's. These votes would have been higher than 74% to 88% if more shareholders had access to independent proxy voting advice. This proposal topic also received overwhelming 98%-support each at the 2023 annual meetings of American Airlines (AAL) and The Carlyle Group (CG).

Please vote yes:
Simple Majority Vote – Proposal 4

Board Statement in Response to Stockholder Proposal:

The Board has considered the proposal set forth above relating to the removal of supermajority voting standards in our Certificate of Incorporation, as amended ("Certificate") and Bylaws and has determined to make no voting recommendation with respect to the proposal to our stockholders.

There are three supermajority voting provisions in our Certificate and one in our Bylaws. The supermajority voting provisions in our Certificate and Bylaws, relate to the following:

CERTIFICATE

- To merge or consolidate the Company with or into another company owned by a related person;

- To change the supermajority requirement relating to the merger or consolidation of the Company with or into another company owned by a related person; and

- A vote of 80% of outstanding shares is required to approve matters not recommended by a majority of our directors (other than the election of directors).

BYLAWS

- A vote of 80% of outstanding shares is required to change the size of the Board.

The supermajority voting provisions were adopted to require broad support for a limited number of fundamental changes to our corporate governance affecting all our stockholders. Our Board regularly reviews our governing documents and engages with and actively considers feedback from our stockholders concerning possible updates to ensure that the interests of all stockholders are fully protected.

We want to use this proposal as an opportunity for stockholders to express their views on this subject. The Board will carefully evaluate the voting results, together with additional stockholder input received in the course of the Company's stockholder engagement program, in determining the appropriate course of action. Stockholders should note that this proposal is advisory, and if approved, the shareholder proposal, by itself, would not eliminate the supermajority voting requirement. In order to eliminate such requirement, the Board and stockholders would need to take subsequent action to amend our Certificate and Bylaws.

Vote Required

The affirmative vote of a majority of shares properly cast on this proposal at the Annual Meeting is required to approve this proposal. Abstentions and broker ''non-votes'' will not have any effect on the advisory proposal to approve simple majority voting as disclosed in this proxy statement.

Recommendation of the Board



Our Board of Directors has elected not to make a voting recommendation with respect to this proposal.

Stock Ownership

Securities Ownership by Directors and Executive Officers

The following table sets forth certain information regarding beneficial ownership of our common stock as of January 6, 2025 by each of our directors or nominees for director, each of our NEOs and all of our directors, nominees for director and executive officers as a group.

	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2] (%)
Non-Employee Directors		
Sally W. Crawford[3]	190,745	*
Charles J. Dockendorff[3]	55,277[4]	*
Scott T. Garrett[3]	91,284	*
Ludwig N. Hantson[3]	42,348	*
Martin Madaus[3]	1,358	*
Nanaz Mohtashami[3]	8,994	*
Christiana Stamoulis[3]	100,180	*
Stacey D. Stewart[3]	11,246	*
Amy M. Wendell[3]	69,536	*
Named Executive Officers		
Stephen P. MacMillan[3]	3,048,272[5]	1.34%
Karleen M. Oberton[3]	151,171	*
Essex D. Mitchell[3]	21,995	*
John M. Griffin[3]	230,321	*
Jan Verstreken[3]	209,613	*
All directors, nominees for director and current executive officers as a group (18)[6]	4,302,129	1.88%

* *Less than one percent of the outstanding shares of our common stock.*

[1] *The persons named in the table have, to our knowledge, sole voting and investment power with respect to all shares shown as beneficially owned by them.*

[2] *Applicable percentage ownership as of January 6, 2025 is based upon 225,723,107 shares of our common stock outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting and investment power with respect to shares. Shares of our common stock subject to options currently exercisable or exercisable within 60 days after January 6, 2025 and RSUs that vest within 60 days after January 6, 2025 are deemed outstanding for computing the percentage ownership of the person holding such options and RSUs but are not deemed outstanding for computing the percentage ownership of any other person.*

(3)   Includes the following options currently exercisable or exercisable within 60 days after January 6, 2025 (column a); and RSUs/PSUs vesting within 60 days after January 6, 2025 (column b). Does not include the following PSUs/RSUs which have vested or will vest within 60 days after January 6, 2025, but as to which settlement has been deferred (column c):

	(a) Options	(b) RSUs/PSUs	(c) Deferred Equity
Sally W. Crawford	57,818	1,572	—
Charles J. Dockendorff	38,335	1,572	—
Scott T. Garrett	47,306	1,572	4,633
Ludwig N. Hantson	34,951	1,572	3,695
Martin Madaus	1,016	342	—
Nanaz Mohtashami	6,677	1,572	—
Christiana Stamoulis	54,708	1,572	—
Stacey D. Stewart	9,514	1,572	—
Amy M. Wendell	48,806	1,572	—
Stephen P. MacMillan	1,826,066	—	1,079,673
Karleen M. Oberton	89,510	—	41,121
Essex D. Mitchell	12,065	—	—
John M. Griffin	107,484	—	46,727
Jan Verstreken	118,973	—	—

(4)   Includes 15,370 shares of common stock held in the Carol Dockendorff Revocable Trust.

(5)   Includes 1,146,829 shares of common stock held in the MacMillan Family Trust.

(6)   Includes, for four executive officers not specifically named in the table, an aggregate of 50,881 common shares issuable upon the exercise of options presently exercisable or exercisable within 60 days after January 6, 2025.

Security Ownership by Certain Beneficial Owners

The following table sets forth certain information regarding beneficial ownership of our common stock as January 6, 2025 by each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock, based on public filings with the SEC.

Name of and Address Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2](%)
Greater than 5% Beneficial Owners		
The Vanguard Group[3] 100 Vanguard Blvd., Malvern, PA 19355	27,678,976	12.3%
BlackRock, Inc.[4] 50 Hudson Yards, New York, NY 10001	24,263,694	10.7%
T. Rowe Price Investment Management, Inc.[5] 101 East Pratt Street, Baltimore, MD 21201	22,137,236	9.8%

[1]   The persons named in the table have, to our knowledge, sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted in the footnotes below.

[2]   Applicable percentage ownership as of January 6, 2025 is based upon 225,723,107 shares of our common stock outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting and investment power with respect to shares.

[3]   Amount and nature of ownership listed is based solely upon information contained in a Schedule 13G/A filed with the SEC by The Vanguard Group on February 13, 2024. The Schedule 13G/A indicates that, as of December 31, 2023, The Vanguard Group had shared voting power over 305,565 shares, sole dispositive power over 26,650,397 shares and shared dispositive power over 1,028,579 shares.

[4]   Amount and nature of ownership listed is based solely upon information contained in a Schedule 13G/A filed with the SEC by BlackRock, Inc. on January 8, 2024. The Schedule 13G/A indicates that, as of December 31, 2023, BlackRock, Inc. had sole voting power over 21,750,624 shares and sole dispositive power over 24,263,694 shares.

[5]   Amount and nature of ownership listed is based solely upon information contained in a Schedule 13G filed with the SEC by T. Rowe Price Investment Management, Inc. on November 14, 2024. The Scheduled 13G indicated that, as of September 30, 2024, T. Rowe Price Investment Management, Inc. had sole voting power over 22,086,706 shares and sole dispositive power over 22,137,236 shares.

General Information about the Meeting and Voting

WHY AM I RECEIVING THESE MATERIALS?

The Company is making this proxy statement and other Annual Meeting materials available to you on the internet or, upon your request, sending printed versions of these materials to you by mail, because the Board of Directors of the Company is soliciting your proxy to vote at our Annual Meeting of Stockholders to be held on February 26, 2025 at 8:00 a.m., Eastern Time, at the InterContinental Boston Hotel, 510 Atlantic Avenue, Boston, Massachusetts 02210, and at any adjournment(s) or postponement(s) thereof. The mailing address of the principal executive office of the Company is 250 Campus Drive, Marlborough, MA 01752. You are invited to attend the Annual Meeting and are requested to vote on the proposals described in this proxy statement.

WHAT IS THE PURPOSE OF THE ANNUAL MEETING?

At the Annual Meeting, stockholders will vote upon matters that are summarized in the formal meeting notice. The proxy statement contains important information for you to consider when deciding how to vote on the matters before the meeting. Please read it carefully.

WHO CAN VOTE?

Our Board of Directors has fixed the close of business on January 6, 2025 as the record date (the Record Date). Accordingly, only holders of record of our common stock, $0.01 par value per share, as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual Meeting or any adjournment(s) or postponement(s) thereof. As of the Record Date, an aggregate of 225,723,107 shares of our common stock were issued and outstanding, held by 692 holders of record. The holders of our common stock are entitled to one vote per share on any proposal presented at the Annual Meeting.

WHAT ITEMS AM I VOTING ON?

Stockholders will vote on the following items at the Annual Meeting:

1. The proposed election of the eight (8) nominees identified in this proxy statement to serve as directors for the ensuing year (Proposal No. 1);

2. A non-binding advisory resolution to approve our executive compensation (Proposal No. 2);

3. Proposed ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2025 (Proposal No. 3);

4. Act upon a shareholder proposal regarding simple majority vote, if properly presented (Proposal No. 4); and

5. The transaction of such other business as may properly come before the meeting or any adjournment thereof.

WHAT ARE THE VOTING RECOMMENDATIONS OF THE BOARD OF DIRECTORS?

Our Board of Directors recommends that you vote your shares:

"FOR"	**"FOR"**	**"FOR"**	**No Voting Recommendation**
each of the nominees for director (Proposal No. 1)	the approval of the non-binding advisory resolution approving the Company's executive compensation (Proposal No. 2)	the ratification of the appointment of Ernst & Young as our independent registered public accounting firm for fiscal 2025 (Proposal No. 3)	Shareholder Proposal: Simple Majority Vote (Proposal No. 4)

HOW DO I VOTE MY SHARES?

You may vote in person or by proxy. Your execution of a proxy will not in any way affect your right to attend the Annual Meeting and vote in person. If you are a stockholder of record (that is, if you hold shares that are directly registered in your own name), there are four ways to vote:

VIA THE INTERNET	**BY TELEPHONE**	**BY MAIL**	**IN PERSON**
You may vote by proxy via the internet by following the instructions provided in the Notice of Meeting and Important Notice Regarding the Availability of Proxy Materials (the Notice).	If you requested printed copies of proxy materials by mail, you may vote by proxy via telephone by calling the toll-free number found on the proxy card.	If you requested printed copies of proxy materials by mail, you may vote by proxy via mail by filling out the proxy card (you must be sure to complete, sign and date the proxy card) and returning it in the envelope provided.	You may vote in person at the Annual Meeting. We will provide you with a ballot when you arrive. Stockholders who plan to attend the meeting must present valid photo identification. Stockholders of record will be verified against an official list available at the registration area. We reserve the right to deny admittance to anyone who cannot show valid identification or sufficient proof of share ownership as of the record date.

If your shares are held in the name of a bank, broker or other holder of record, which is known as being held in "street name," you will receive separate voting instructions with your proxy materials. If you hold your shares in street name, your ability to vote by internet or by telephone depends on the voting process of the bank, broker or other holder of record that holds your shares.

Although most banks, brokers and other holders of record also offer internet and telephone voting, availability and specific procedures will depend on their voting arrangements. Please follow their directions carefully. If you want to vote shares that you hold in street name at the Annual Meeting, you must request a legal proxy from the bank, broker, or other holder of record that holds your shares and present that proxy, along with valid photo identification and sufficient proof of share ownership as of the record date, at the meeting. We reserve the right to deny admittance to anyone who cannot show valid identification or sufficient proof of share ownership as of the record date.

CAN I CHANGE MY VOTE AFTER I HAVE VOTED?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting by: (1) filing with our Corporate Secretary a written notice of revocation, (2) executing a later dated proxy relating to the same shares and delivering it to our Corporate Secretary, or (3) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy).

If your shares are held in street name, you should contact your bank, broker or other nominee to revoke your proxy or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares at the Annual Meeting, you may change your vote by attending the Annual Meeting and voting in person. Any written notice of revocation or subsequent proxy should be sent to the attention of our Corporate Secretary, Hologic, Inc., 250 Campus Drive, Marlborough, MA 01752, at or before the final vote at the Annual Meeting.

HOW MANY SHARES MUST BE PRESENT TO HOLD THE ANNUAL MEETING?

The holders of a majority in voting power of all stock issued, outstanding and entitled to vote at the Annual Meeting must be present in person or by proxy to hold the Annual Meeting and conduct business. This is called a quorum. Abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum. A "non-vote" occurs when a broker holding shares for a beneficial owner votes on at least one proposal, but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner. Shares voted in the manner described above will be counted as present at the Annual Meeting. If a quorum is not present, the Annual Meeting will be adjourned until a quorum is obtained.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AND HOW ARE VOTES COUNTED?

A nominee will be elected to the Board of Directors if the votes cast "for" the nominee's election exceed the votes cast "against" the nominee's election. Abstentions and broker non-votes will not have any effect on this proposal.

In accordance with our Bylaws, if any nominee for director in an uncontested election fails to receive a majority of the votes cast "for" the nominee's election, the nominee must promptly tender his or her resignation to our Board of Directors. This is an uncontested election of directors because the number of nominees for director does not exceed the number of directors to be elected. Within 90 days after the certification of the election results, the remaining members of our Board of Directors shall, through a process managed by the Nominating and Corporate Governance Committee, and excluding the director nominee in question, determine whether to accept such resignation and publicly disclose the results of such determination.

Approval of Proposal Nos. 2, 3 and 4 require a majority of the votes properly cast on each such matter at the Annual Meeting.

Abstentions and broker "non-votes" are included in the number of shares present or represented for purposes of quorum but are disregarded for purposes of determining whether any of the proposals have been approved.

Banks, brokers, or other holders of record may vote shares held for a customer in street name on matters that are considered to be "routine" even if they have not received instructions from their customer. A broker "non-vote" occurs with respect to a proposal when a bank, broker, or other holder of record votes on at least one other proposal but has not received voting instructions from a customer and cannot vote the customer's shares on such proposal because the matter is not considered routine.

One of the proposals before the Annual Meeting this year is expected to be deemed a "routine" matter, namely the ratification of the appointment of Ernst & Young as our independent registered public accounting firm for fiscal 2025 (Proposal No. 3). This means that if your shares are held in street name, it is expected that your bank, broker, or other nominee will be able to vote your shares on that proposal if you do not provide timely instructions for voting your shares. The election of directors (Proposal No. 1), the non-binding advisory vote to approve executive compensation (Proposal No. 2) and the shareholder proposal (Proposal No. 4), are not expected to be considered "routine" matters. As a result, if you do not instruct your bank, broker or nominee how to vote with respect to those matters, it is expected that your bank, broker or nominee will not be able to vote on those proposals and a broker "non-vote" will occur. Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

ARE THERE OTHER MATTERS TO BE VOTED ON AT THE ANNUAL MEETING?

We are not aware of any other matters to be presented at the Annual Meeting. If any other matters are properly presented at the Annual Meeting, your proxy authorizes us to vote, or otherwise act in accordance with the best judgment and discretion of the persons named as proxies below.

HOW ARE PROXIES VOTED?

The persons named as the proxies, Stephen P. MacMillan, Karleen M. Oberton and John M. Griffin, were selected by our Board of Directors. Mr. MacMillan is a director and officer of Hologic, and Ms. Oberton and Mr. Griffin are officers of Hologic. All properly executed proxies returned in time to be counted at the Annual Meeting will be voted. When giving your proxy, you may abstain from voting for any individual nominee for director.

> **Your proxy will be voted in accordance with your instructions. If you submit your proxy card without specifying your voting instructions, your shares will be voted in accordance with the recommendations of our Board of Directors listed above for Proposals 1, 2 and 3, and in accordance with our Board of Director's election to make no recommendation with respect to Proposal 4, no vote will be made by proxies with respect to Proposal 4.**

WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspector of election and published in a Current Report on Form 8-K, which we are required to file with the SEC within four business days following the Annual Meeting.

WHY DID I RECEIVE A ONE-PAGE NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PROXY MATERIALS?

Under rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily via the internet, instead of mailing printed copies of those materials to each stockholder. On or about January 16, 2025, we will mail to our stockholders of record as of January 6, 2025 (other than those who previously requested electronic or paper delivery on an ongoing basis) a Notice of Meeting and Important Notice Regarding the Availability of Proxy Materials (the Notice) containing instructions on how to access our proxy materials, including our proxy statement and our Annual Report on Form 10-K. All stockholders of record will have the ability to access our proxy materials on the website referred to in the Notice or request a printed set of the proxy materials. Instructions on how to access our proxy materials on the internet or to request printed versions are provided in the Notice. The Notice also instructs you on how to access your proxy card to vote through the internet or by telephone. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via email until you elect otherwise.

HOW CAN I RECEIVE PROXY MATERIALS ELECTRONICALLY?

The Notice will provide you with instructions regarding the method of delivery for future proxy materials. Choosing to access our proxy materials via the Internet or to receive future proxy materials by email will reduce the impact of our Annual Meetings on the environment as well as decrease the cost of printing and mailing documents to you. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

If you hold your stock through a bank, broker or other holder of record and you would like to receive future proxy materials electronically, please refer to the information provided by that entity for instructions on how to elect this option.

HOW DO I RECEIVE A PAPER COPY OF THE MATERIALS?

If you prefer to receive paper copies of the proxy materials, you can still do so. You may request a paper copy by following the instructions provided in the Notice. The Notice also provides you with instructions on how to request paper copies of the proxy materials on an ongoing basis. There is no charge to receive the materials by mail. You may request printed copies of the materials until one year after the date of the Annual Meeting. If you have previously elected to receive printed proxy materials, you will continue to receive these materials in paper format until you elect otherwise.

WHAT IS "HOUSEHOLDING"?

If you are a registered stockholder residing at an address with other registered stockholders, you will receive only one copy of the proxy statement or annual report unless you indicate otherwise. If you wish to receive a separate copy of the proxy statement or annual report, or if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact our mailing agent, Broadridge, either by calling toll-free at 1-866-540-7095, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you share an address with other registered stockholders and are receiving multiple copies of the proxy statement or annual report, and you wish to receive a single copy of such materials in the future, you may contact our mailing agent at the address above. If you own shares through a bank, broker or other nominee, you should contact the nominee directly concerning Householding.

WHO IS PAYING FOR THE COST OF THIS PROXY SOLICITATION?

All costs of solicitation of proxies will be borne by us. In addition to solicitations by mail, certain of our directors, officers, employees and other agents, without additional remuneration, may solicit proxies in person or by telephone or email. We may elect to engage outside professionals to assist us in the distribution and solicitation of proxies at a fee to be borne by us. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of shares held in their names, and we will reimburse them for their reasonable out-of-pocket costs. Solicitation may also be made of some stockholders in person or by mail, telephone or email following the original solicitation.

Additionally, we have retained Okapi Partners LLC to assist us in the solicitation and distribution of proxies for the Annual Meeting. The estimated cost of such services is $12,000, plus out-of-pocket expenses. Stockholders with questions or that need assistance in voting their shares may contact Okapi toll-free at (877) 259-6290.

Trademark Notice

3D, 3D MAMMOGRAPHY, Acessa, Endomag, Fluent, Genius, Genius 3D, Genius AI, Hologic, MyoSure, NovaSure, Panther, Panther Fusion, The Science of Sure, ThinPrep and associated logos are trademarks and/or registered trademarks of Hologic, Inc. and/or its subsidiaries in the United States and/or other countries. All other trademarks are the property of their respective owners.

Stockholder Proposals for the 2026 Annual Meeting

Any stockholder who intends to present a Rule 14a-8 proposal at Hologic's Annual Meeting of Stockholders to be held in 2026, and who wishes to have a proposal included in Hologic's proxy statement for that meeting, must deliver the proposal to the Corporate Secretary. All proposals must be received by the Corporate Secretary no later than September 18, 2025 and must satisfy the rules and regulations of the SEC as well as the applicable provisions of our Bylaws to be eligible for inclusion in the proxy statement for that meeting.

A stockholder or group of up to 20 stockholders who have continuously owned at least 3% of Hologic's common stock for at least three years have the ability to submit director nominees (up to the greater of two or 20% of the Board) for inclusion in the related proxy statement if the stockholder(s) and the nominee(s) satisfy the requirements specified between August 19, 2025 and September 18, 2025 and must include the information required for any Notice of Proxy Access Nomination (as defined in the Bylaws).

To be eligible for consideration at the 2026 Annual Meeting of Stockholders, any proposal that is a proper subject for consideration which has not been submitted by the deadline for inclusion in the proxy statement (as set forth above) and any nomination for director that is made outside of the proxy access procedures (as described above) must comply with the procedures specified in Hologic's Bylaws. These procedures require, among other things, that any such proposal or nomination be received by the Corporate Secretary between close of business on October 29, 2025 and November 28, 2025. This advance notice period is intended to allow all stockholders an opportunity to consider all business and nominees expected to be considered at the meeting. Further, to comply with the universal proxy rules, if a stockholder intends to solicit proxies in support of director nominees submitted under these advance notice provisions, then proper written notice that sets forth all information required by Rule 14a-19 under the Exchange Act must be received by the Corporate Secretary at Hologic's principal executive offices no later than December 28, 2025 (or, if the 2026 Annual Meeting of Stockholders is called for a date that is more than 30 days before or more than 30 days after such date, then notice must be received no later than 60 calendar days prior to the date of the 2026 Annual Meeting of Stockholders or the 10th calendar day following the day on which public announcement of the date of the 2026 Annual Meeting of Stockholders is first made by the Company). The notice requirement under Rule 14a-19 is in addition to the applicable advance notice requirements under Hologic's Bylaws.

All submissions to, or requests of, the Corporate Secretary should be made to Hologic's principal executive offices at 250 Campus Drive, Marlborough, Massachusetts 01752.

Incorporation by Reference

To the extent that this proxy statement has been or will be specifically incorporated by reference into any filing made by us under the Securities Act of 1933, as amended, or the Exchange Act, the sections of the proxy statement entitled ''Compensation Committee Report'' and ''Audit and Finance Committee Report'' shall not be deemed to be so incorporated, unless specifically provided in any such filing.

Financial Matters and Form 10-K

WE WILL PROVIDE EACH BENEFICIAL OWNER OF OUR SECURITIES WITH A COPY OF OUR ANNUAL REPORT ON FORM 10-K, INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES THERETO, REQUIRED TO BE FILED WITH THE SEC FOR OUR MOST RECENT FISCAL YEAR, WITHOUT CHARGE, UPON RECEIPT OF A WRITTEN REQUEST FROM SUCH PERSON. SUCH REQUEST SHOULD BE SENT TO INVESTOR RELATIONS, HOLOGIC, INC., 250 CAMPUS DRIVE, MARLBOROUGH, MA 01752. ALTERNATIVELY, A BENEFICIAL OWNER MAY ACCESS THE COMPANY'S ANNUAL REPORT ON FORM 10-K ON THE COMPANY'S WEBSITE AT **investors.hologic.com**.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON February 26, 2025: The Proxy Statement and the Hologic Annual Report on Form 10-K for the fiscal year ended September 28, 2024 are available at www.proxyvote.com.

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Annex A
Non-GAAP Reconciliation

Use of Non-GAAP Financial Measures:

The Company has used non-GAAP financial measures in this proxy statement, including adjusted revenue, constant currency revenues, organic revenues, organic revenues excluding COVID-19, adjusted EPS and adjusted FCF.

Adjusted STIP revenue for fiscal 2024 and 2023 means our consolidated revenue determined in accordance with GAAP, calculated on a constant currency basis using the foreign currency exchange rate applied in setting the Company's annual budget established in the fourth quarter of fiscal 2023 and 2022, respectively. For fiscal 2024, adjusted revenue excludes incremental revenue associated with the Company's acquisition of Endomagnetics Ltd (Endomag) and the disposition of the SuperSonic Imagine ultrasound business (SSI).

Adjusted EPS means our consolidated net income per share (on a fully-diluted basis) determined in accordance with GAAP, adjusted to exclude: (i) the amortization of intangible assets; (ii) the impairment of goodwill and intangible assets and equipment and the loss to record assets held-for-sale to fair value less costs to sell; (iii) adjustments to record contingent consideration at fair value; (iv) charges to write-off inventory for a product line discontinuance; (v) the fair value write-up of acquired inventory sold during the period; (vi) restructuring charges, facility closure and consolidation charges (including accelerated depreciation), and costs incurred to integrate acquisitions (including retention, contract termination costs, legal and professional consulting services); (vii) transaction related expenses for acquisitions and dispositions; (viii) third-party expenses incurred related to implementing the European MDR/IVDR requirements and obtaining the appropriate approvals for its existing products; (ix) debt extinguishment losses and related transaction costs; (x) unrealized (gains) losses on the mark-to-market of foreign currency contracts to hedge operating results for which the Company has not elected hedge accounting; (xi) litigation settlement charges (benefits) and non-income tax related charges (benefits); (xii) other-than-temporary impairment losses on investments and realized gains and losses resulting from the sale of investments and related transaction costs; (xiii) the one-time discrete impacts related to internal restructurings and non-operational items; (xiv) other one-time, non-recurring, unusual or infrequent charges, expenses or gains that may not be indicative of the Company's core business results; and (xv) income taxes related to such adjustments. This calculation further excludes the results of Endomag post-acquisition in order to level set the results for purposes of the 2024 STIP calculation.

Adjusted FCF for fiscal 2024 and 2023 means our net cash provided by operating activities determined in accordance with GAAP less purchases of property and equipment, adjusted to exclude net payments for the following items: (i) restructuring, divestiture and facility closure and consolidation expenses and costs incurred to integrate acquisitions and separate divested businesses from existing operations; (ii) acquisition transaction expenses; (iii) litigation settlements (receipts); (iv) certain income and non-income tax related charges and refunds; and (v) the results of Endomag post-acquisition in order to level set the results for purposes of the 2024 FCF calculation.

The non-GAAP financial measures used in this proxy statement adjust for specified items that can be highly variable or difficult to predict. The Company generally uses these non-GAAP financial measures to facilitate management's financial and operational decision-making, including evaluation of Hologic's historical operating results, comparison to competitors' operating results and determination of management incentive compensation. These non-GAAP financial measures reflect an additional way of viewing aspects of the Company's operations that, when viewed with GAAP results and the reconciliations to corresponding GAAP financial measures, may provide a more complete understanding of factors and trends affecting Hologic's business.

Because non-GAAP financial measures exclude the effect of items that increase or decrease the Company's reported results of operations, management strongly encourages investors to review the Company's consolidated financial statements and publicly filed reports in their entirety. These non-GAAP financial measures should be considered supplemental to, and not a substitute for, financial information prepared in accordance with GAAP. The Company's definition of these non-GAAP measures may differ from similarly titled measures used by others. A reconciliation of the non-GAAP revenue and non-GAAP EPS to the most directly comparable GAAP financial measures is included in the following pages.

Reconciliation of GAAP EPS to Non-GAAP Adjusted EPS
(as calculated pursuant to the terms of the Short-Term Incentive Plan)

	Year Ends	
(Unaudited) (in millions, except earnings per share)	September 28, 2024 ($)	September 30, 2023 ($)
GAAP net income	789.5	456.0
Adjustments:		
Amortization of acquired intangible assets[1]	209.7	233.8
Fair value write-up of acquired inventory sold[2]	4.3	—
Impairment of intangible assets and equipment[3]	44.8	223.8
Purchased R&D asset charge[4]	10.0	—
Transaction expenses[5]	7.6	1.4
Restructuring, and integration/consolidation costs[6]	41.4	12.7
Contingent consideration adjustments[7]	1.7	(14.9)
Other income[8]	(6.3)	—
Unrealized losses on forward foreign currency contracts[9]	20.1	11.4
MDR expenses[10]	—	1.5
Debt extinguishment loss[11]	0.4	—
Legal related settlement charges[12]	1.0	1.3
Loss on assets held-for-sale[13]	—	51.7
Product line discontinuance[14]	7.1	24.7
Non-income tax charges[15]	—	2.9
Worthless stock deduction[16]	(107.2)	—
Income tax related items[17]	14.7	82.1
Income tax effect of reconciling items[18]	(70.1)	(104.2)
Non-GAAP net income	**968.7**	**984.2**
Further Adjustments for STIP:		
Plus: Incremental net operating loss from fiscal 2024 acquisitions[19]	0.3	—
Tax effect of adjustments[20]	(0.1)	—
Non-GAAP net income – STIP	**968.9**	**984.2**
Non-GAAP EPS - STIP[21]	**4.08**	**3.96**

EXPLANATORY NOTES TO RECONCILIATIONS:

[1]   To reflect non-cash expenses attributable to the amortization of acquired intangible assets.

[2]   To reflect the fair value write-up of inventory sold during the period related to the Endomagnetics acquisition during the fourth quarter of fiscal 2024.

[3]   To reflect an impairment charge for an in-process research and development intangible asset acquired in the Mobidiag acquisition during the first quarter of fiscal 2024 and impairment charges related to intangible assets from the Focal acquisition recorded during the second and third quarters of fiscal 2024. To reflect impairment charges for intangible assets and equipment acquired in the Mobidiag acquisition and impairment of our SSI ultrasound imaging assets recorded during the third quarter of fiscal 2023.

[4]   To reflect the purchase of an intangible asset to be used in a research and development project that has no future alternative use.

[5]   To reflect expenses with third parties related to acquisitions prior to when such transactions are completed. These expenses primarily comprise legal, consulting and due diligence fees.

(6)   To reflect restructuring charges, and certain costs associated with the Company's integration and facility consolidation plans, which primarily include severance, retention and transfer costs, as well as costs incurred to integrate acquisitions, including legal and professional consulting and contract termination costs. In addition, this category includes additional expenses, primarily accelerated depreciation and an impairment on a lease asset incurred in fiscal 2024 related to closing certain facilities in the Diagnostics business.

(7)   To reflect an adjustment to the estimated contingent consideration liability related to the Acessa Health acquisition, which was payable upon meeting defined revenue growth metrics.

(8)   To reflect amounts owed to the Company for a change in control provision related to a license agreement.

(9)   To reflect non-cash unrealized gains and losses on the mark-to-market on outstanding forward foreign currency contracts, which have not been designated for hedge accounting.

(10)   To reflect the exclusion of third-party expenses incurred to obtain compliance with the European Medical Device Regulation requirement for the Company's existing products for which it already had FDA approval and/or CE mark.

(11)   To reflect a debt extinguishment loss for the prepayment of debt under the Credit Agreement in first quarter of fiscal 2024.

(12)   To reflect net charges and benefits from legal related settlements.

(13)   To reflect the loss to record the SSI ultrasound imaging business to fair value as the business was designated as assets held-for-sale during the fourth quarter of fiscal 2023.

(14)   To reflect the write-off of inventory and charges for non-cancellable purchase orders related to a product line discontinuance in the Diagnostics division.

(15)   To reflect the net impact of establishing a non-income tax loss contingency related to prior years and the settlement of a prior year non-income tax audit.

(16)   To reflect the discrete tax benefit related to a worthless stock deduction on the investment in one of the Company's international subsidiaries.

(17)   To reflect the net impact of income tax reserves from the expiration of the statute of limitations, and non-recurring income tax charges and benefits.

(18)   To reflect the tax effects of Non-GAAP reconciling items, excluding specific income tax related items separately stated and the worthless stock deduction referenced in Note 16. Amounts are calculated using the effective tax rate in the jurisdiction to which the adjustment relates, and the overall estimated annual effective tax rate was 19.75% in both fiscal 2024 and 2023.

(19)   For fiscal 2024 to determine Non-GAAP net income under the fiscal 2024 STIP, adjusted Non-GAAP net income excludes pre-tax loss generated by the Endomagnetics acquisition during fiscal 2024.

(20)   To reflect an estimated annual effective tax rate of 19.75% for fiscal 2024.

(21)   Non-GAAP earnings per share was calculated based on 237,553 and 248,831 weighted average diluted shares outstanding for the years ended September 28, 2024 and September 30, 2023, respectively.

Reconciliation of GAAP Revenue to Adjusted STIP Revenue
(excluding the impact of acquisitions)

(Unaudited) (in millions, except percentages)	2024 ($)	2023 ($)	Change ($)	Change (%)
Consolidated GAAP Revenue	4,030.3	4,030.4		
Less: Incremental revenue from fiscal 2024 acquisitions	(7.1)	—		
FX Impact at budget rates	6.9	3.3		
Adjusted STIP Revenue	**4,030.1**	**4,033.7**	**(3.6)**	**(0.1)**

Reconciliation of GAAP Worldwide Revenue to Adjusted Organic Constant Currency Worldwide Revenue excluding COVID-19

(Unaudited) (in millions, except percentages)	2024 ($)	2023 ($)	Change ($)	Change (%)
Consolidated Worldwide GAAP Revenue	4,030.3	4,030.4		
Less: COVID-19 assays and related revenue	(183.0)	(364.0)		
Less: Blood Screening	(30.3)	(37.8)		
Less: SSI ultrasound imaging business	(2.6)	(18.8)		
Less: Endomagnetics in Fiscal 2024	(7.1)	—		
Adjusted Organic Worldwide Revenue	**3,807.3**	**3,609.8**		
FX Impact at constant currency	(7.9)	—		
Adjusted Organic Constant Currency Worldwide Revenue excluding COVID-19	**3,799.4**	**3,609.8**	**189.6**	**5.3**

Reconciliation of GAAP International Revenue to Organic International Revenue excluding COVID-19

(Unaudited) (in millions, except percentages)	2024 ($)	2023 ($)	Change ($)	Change (%)
Consolidated GAAP International Revenue	1,006.2	972.4		
Less: COVID-19 assays and related revenue	(40.4)	(82.9)		
Less: Endomagnetics in Fiscal 2024	(4.2)	—		
FX Impact at constant currency	(10.4)	(15.0)		
Organic International Revenue excluding COVID-19	**951.2**	**874.5**	**76.7**	**8.8**

Reconciliation of GAAP International Revenue to Adjusted Constant Currency International Revenue

(Unaudited) (in millions, except percentages)	2024 ($)	2023 ($)	Change ($)	Change (%)
Consolidated GAAP International Revenue	1,006.2	972.4	33.8	3.5
FX Impact at constant currency rates	(8.0)	—		
Adjusted Constant Currency International Revenue	**998.2**	**972.4**	**25.8**	**2.7**

Reconciliation of GAAP Gross Margin Percentage to Non-GAAP Gross Margin Percentage

(Unaudited) in millions, except percentages)	2024 ($)	2023 ($)
GAAP gross margin percentage	55.3%	51.4%
Impact of adjustments detailed in Fiscal 2024 Q4 earnings release	5.7%	10.2%
Non-GAAP gross margin percentage	**61.0%**	**61.6%**

Reconciliation of GAAP Operating Margin Percentage to Non-GAAP Operating Margin Percentage

(Unaudited) in millions, except percentages)	2024 ($)	2023 ($)
GAAP income from operations margin percentage	21.9%	16.6%
Impact of adjustments detailed in Fiscal 2024 Q4 earnings release	8.1 %	13.4%
Non-GAAP operating margin percentage	**30.0%**	**30.0%**

Reconciliation of GAAP Diagnostics Revenue to Adjusted Organic Constant Currency Diagnostics Revenue excluding COVID-19

(Unaudited) (in millions, except percentages)	2024 ($)	2023 ($)	Change ($)	Change (%)
GAAP Diagnostics Revenue	1,782.0	1,880.1		
Less: Blood Screening	(30.3)	(37.8)		
Less: COVID-19 assays and related revenue	(183.0)	(364.0)		
Adjusted Organic Diagnostics Revenue	**1,568.7**	**1,478.3**		
FX Impact at constant currency rates	(3.3)	—		
Adjusted Organic Constant Currency Diagnostics Revenue	**1,565.4**	**1,478.3**	**87.1**	**5.9**

Reconciliation of GAAP Breast Health Revenue to Adjusted Organic Constant Currency Breast Health Revenue

(Unaudited) (in millions, except percentages)	2024 ($)	2023 ($)	Change ($)	Change (%)
GAAP Breast Health Revenue	1,522.9	1,432.7		
Less: Endomagnetics in Fiscal 2024	(7.1)	—		
Less: SSI ultrasound imaging business	(2.6)	(18.8)		
Adjusted Organic Breast Health Revenue	**1,513.2**	**1,413.9**	**99.3**	**7.0**
FX Impact at constant currency rates	(2.8)	—		
Adjusted Organic Constant Currency Breast Health Revenue	**1,510.4**	**1,413.9**	**96.5**	**6.8**

Reconciliation of GAAP Molecular Diagnostics Revenue to Adjusted Core Constant Currency Molecular Diagnostics Revenue

(Unaudited) (in millions, except percentages)	2024 ($)	2023 ($)	Change	
			($)	(%)
GAAP Molecular Diagnostics Revenue	1,272.5	1,361.7		
Less: COVID-19 assays and related revenue	(183.0)	(364.0)		
Adjusted Core Diagnostics Revenue	**1,089.5**	**997.7**		
FX Impact at constant currency rates	(2.5)	—		
Adjusted Core Constant Currency Molecular Diagnostics Revenue	**1,087.0**	**997.7**	**89.3**	**9.0**

Reconciliation of GAAP Breast Health Revenue to Constant Currency Breast Health Revenue

(Unaudited) (in millions, except percentages)	2024 ($)	2023 ($)	Change	
			($)	(%)
Consolidated GAAP Breast Health Revenue	1,522.9	1,432.7		
FX Impact at constant currency rates	(2.8)	—		
Adjusted Constant Currency Breast Health Revenue	**1,520.1**	**1,432.7**	**87.4**	**6.1**

Reconciliation of GAAP Breast Imaging Revenue to Constant Currency Breast Imaging Revenue

(Unaudited) (in millions, except percentages)	2024 ($)	2023 ($)	Change	
			($)	(%)
GAAP Breast Imaging Revenue	1,210.7	1,144.2		
FX Impact at constant currency rates	(2.4)	—		
Adjusted Constant Currency Breast Imaging Revenue	**1,208.3**	**1,144.2**	**64.1**	**5.6**

Reconciliation of GAAP Surgical Revenue to Constant Currency Surgical Revenue

(Unaudited) (in millions, except percentages)	2024 ($)	2023 ($)	Change	
			($)	(%)
GAAP Surgical Revenue	641.3	604.2		
FX Impact at constant currency rates	(1.7)	—		
Adjusted Constant Currency Surgical Revenue	**639.6**	**604.2**	**35.4**	**5.9**

Reconciliation of GAAP International Surgical Revenue to Constant Currency Surgical International Revenue

(Unaudited) (in millions, except percentages)	2024 ($)	2023 ($)	Change ($)	Change (%)
GAAP Surgical International Revenue	158.8	128.9		
FX Impact at constant currency rates	(1.7)	—		
Adjusted Constant Currency Surgical International Revenue	**157.1**	**128.9**	**28.2**	**21.9**

Reconciliation of GAAP Breast Interventional Revenue to Constant Currency Breast Interventional Revenue

(Unaudited) (in millions, except percentages)	2024 ($)	2023 ($)	Change ($)	Change (%)
GAAP Breast Interventional Revenue	312.2	288.5		
FX Impact at constant currency rates	(0.4)	—		
Adjusted Constant Currency Breast Interventional Revenue	**311.8**	**288.5**	**23.3**	**8.1**

Reconciliation of GAAP Net Cash Provided by Operating Activities to Adjusted Free Cash Flow

(Unaudited) in millions, except percentages	2024 ($)	2023 ($)
GAAP Net Cash Provided by Operating Activities	1,285.2	1,051.2
Less: Purchase of property and equipment (excluding receipts from the Department of Defense in 2023 and increase in equipment under customer usage agreements)	(72.4)	(91.8)
Plus: Restructuring, divestiture, and integration/consolidation costs	16.3	7.0
Plus: Acquisition transaction expenses	6.2	1.3
Plus: Fiscal 2024 budgeted operating loss for SSI Ultrasound Imaging business	27.9	—
Less: Litigation settlement payments (receipts)	—	(7.7)
Plus: Other	3.0	—
Plus: Payments made on behalf of Endomagnetics transaction expenses at closing	8.2	—
Less: Worthless stock deduction	(107.0)	—
Tax effect of adjustments	(11.3)	(0.1)
Plus: Net tax payments (refunds)	10.2	(5.3)
Adjusted Free Cash Flow	**1,166.3**	**954.6**

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